CLEARWATER PAPER

CLEARWATER PAPER 2009 ANNUAL REPORT

Facilities Map


Spokane
Lewiston
WA
ID
Elwood
NV
IL
AR
Las Vegas
Cypress Bend

Bleached Kraft Pulp Mills (Capacity/tons)

Cypress Bend, AR	305,000
Lewiston, ID	540,000

Bleached Paperboard Mills (Capacity/tons)

Cypress Bend, AR	330,000
Lewiston, ID	435,000

Tissue Mills (Capacity/tons)

Lewiston, ID	189,000
Las Vegas, NV	36,000

Tissue Converting Facilities (Capacity/tons)

Lewiston, ID	102,000
Las Vegas, NV	50,000
Elwood, IL	61,000

Sawmill (Capacity/m. bd. ft.)

Lewiston, ID	205,000

Executive Offices

Spokane, WA

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Dear Shareholders,

December 2009 marked Clearwater Paper Corporation's first anniversary as a stand-alone company—and what a solid first year it was. In the midst of the worst recession in seventy years, we not only successfully launched the spin-off of Clearwater Paper but also continued to perform well and excel in many key areas of our businesses.

First Year as Clearwater Paper Corporation

Throughout the first half of the year, the company completed the majority of the spin-off mechanics associated with the separation from Potlatch Corporation while finalizing the establishment of the new Clearwater Paper management team and implementation of the overall organizational structure. These changes were completed swiftly and efficiently. We maintained our focus on running our businesses at high performance levels with continued emphasis on supporting our customers and their brands with top quality products and world-class customer service. The year had many challenges, but we never lost focus. Following are some highlights:

- Four quarters with solid earnings, exceptional production and good safety performance in the midst of a tumultuous economy.
    - Best safety year ever company-wide
    - Record consumer products sales
    - Record tissue machine production in Lewiston
    - Record tissue converting production
    - Excellent operating rates in pulp and paperboard
- Successful $150 million notes offering that satisfied the company's obligations with respect to a $100 million principal amount of credit sensitive debentures to an affiliate of Potlatch Corporation.
- Completed significant long-term strategic planning and direction setting for the company.

Looking Forward

As we begin to move into 2010, Clearwater Paper will implement a business strategy that focuses on growing our private label tissue business eastward while strengthening our paperboard business with enhanced optimization and efficiencies.

On February 18, 2010, we announced the construction of a new tissue converting facility that will be located in the Southeast. This new facility marks what we believe is the first step toward the execution of our East Coast tissue business expansion strategy. Additionally, we are continuing a thorough analysis of customer needs and evolving tissue markets to decide whether to build a new Through-Air-Dried (TAD) paper machine. If it is financially feasible and the new paper machine is built, we believe our private label customer relationships will be strengthened by this ultra product offering.

For us, our *mission* is crystal clear. We create quality paper products that help customers build and improve their brands. Completion of the southeast manufacturing converting facility will be the first milepost in Clearwater Paper's move toward its long-term vision: to be the first choice supplier for nationwide grocery retailers and paperboard customers desiring high quality product and service solutions.

Conclusion

By almost any measure, 2009 was financially and operationally solid for Clearwater Paper. In the coming year, we will sharpen our focus, execute our growth strategy and continue to work with our customers to provide some of the nation's finest private label tissue products, top quality paperboard products, excellent wood products and world-class customer service.

I would like to thank our shareholders, employees, customers and all of our stakeholders for their support in helping make our first year of operation a success.

Sincerely,



Gordon L. Jones
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

(Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

Commission File Number 001-34146

CLEARWATER PAPER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	20-3594554
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
601 W. Riverside Avenue, Suite 1100 Spokane, Washington	99201
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 344-5900

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock ($0.0001 par value per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2009 (the last business day of the registrant's most recently completed second quarter), the aggregate market value of the voting stock held by non-affiliates of the Registrant was $281.5 million. Shares of voting stock beneficially held by each officer and director and by each person who owns 5% or more of the outstanding voting stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 12, 2010, 11,476,797 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed on or about March 29, 2010, with the Commission in connection with the 2010 annual meeting of stockholders are incorporated by reference in Part III hereof.

CLEARWATER PAPER CORPORATION
Index to 2009 Form 10-K

Part I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this report and in our Annual Report to Shareholders contains, in addition to historical information, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our plans to build additional converting and paper making capacity, the cost and timing to complete new facilities, future growth opportunities, future revenues, cash flows, capital expenditures, energy costs, wood fiber costs, manufacturing output, liquidity, the payment of dividends, benefit plan funding levels, the effect of recent accounting standards on our financial condition and results of operations and the tax treatment of alternative fuel mixture tax credits. Words such as "anticipate," "expect," "intend," "plan," "target," "project," "believe," "schedule," "estimate," "may," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are based on management's current expectations, estimates, assumptions and projections that are subject to change. Our actual results of operations may differ materially from those expressed or implied by the forward-looking statements contained in this report. Important factors that could cause or contribute to such differences include those risks discussed in Item 1A of this report, including the following:

- our ability to implement our growth strategies;
- changes in raw material costs and energy availability and costs;
- changes in the United States and international economies;
- changes in customer product preferences;
- cyclical industry conditions;
- our qualification to retain alternative fuel mixture tax credits and the tax treatment associated with receipt of such credits;
- unanticipated manufacturing disruptions, including equipment malfunction and damage to our manufacturing facilities caused by fire or weather related events;
- the loss of business from any of our three largest Consumer Products segment customers or a large Pulp and Paperboard segment customer;
- competitive pricing pressures for our products;
- changes in the relationship between supply and demand in the forest products industry, including the amount of available manufacturing capacity and wood fiber used in manufacturing products;
- changes in freight costs and disruptions in transportation services;
- unforeseen environmental liabilities or expenditures;
- changes in expenses and required contributions associated with our pension plans;
- changes in laws, regulations or industry standards affecting our business;
- labor disruptions;
- changes in the level of construction activity; and
- changes in exchange rates between the U.S. dollar and other currencies.

Forward-looking statements contained in this report present management's views only as of the date of this report. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q and 8-K reports filed with the Securities and Exchange Commission, or SEC.

ITEM 1. Business

GENERAL

Clearwater Paper Corporation is a leading producer of private label tissue and paperboard products in the United States. Our products are manufactured in the United States and utilize primarily wood pulp. Our private label tissue products such as facial and bath tissue, paper towels and napkins, are used at home and are principally sold in grocery stores in the United States. Our paperboard is sold in the high-end segment of the packaging industry and it is ultimately used by our customers to make packaging for products ranging from liquids to pharmaceuticals to consumer goods packaging, all of which demand high quality construction and print surfaces for graphics. We are vertically integrated and produce a significant amount of the pulp required in our tissue and paperboard businesses. We also manufacture wood products, including high grade cedar, used for its attractive appearance, and lumber products for construction.

History

Our lumber facility was established in Lewiston, Idaho, in 1927. Our businesses were owned directly by Potlatch Corporation, which we refer to in this report as Potlatch, until December 2005, and we were a subsidiary of Potlatch until our spin-off on December 16, 2008, which we refer to in this report as the "spin-off." In the spin-off, Potlatch distributed 100% of the issued and outstanding shares of our common stock to the holders of Potlatch common stock, with each Potlatch stockholder receiving one share of our common stock for every 3.5 shares of Potlatch common stock held on the record date for the spin-off.

Unless the context otherwise requires or unless otherwise indicated, references in this report to "Clearwater Paper Corporation," "we," "our," "our company" and "us" refer:

- for all periods prior to the spin-off, to the Consumer Products, Pulp and Paperboard and Wood Products businesses separated from Potlatch Corporation in the spin-off; and
- for all periods following the spin-off, to Clearwater Paper Corporation.

Strategy

We plan to grow the size and scope of our Consumer Products business. We are also focused on optimizing the manufacturing efficiency of our premium bleached paperboard for use in the high-end segment of the packaging industry.

- **Grow Our Consumer Products Business.** We plan to expand our capacity and product offerings at the high end of the private label market by building additional converting and papermaking capacity. In support of this strategy, we will begin construction of two converting lines in the Southeastern United States in 2010 and expect to follow with the addition of papermaking capabilities in the future. Our papermaking investments will be made using through-air-dried, or TAD, technology to offer our customers competitive products in the high end of the ultra market segment.
- **Optimize our Pulp and Paperboard Business.** We intend to continue improving our product quality and the mix of customers to which we sell our paperboard products. We also intend to be a low cost provider of high quality paperboard by improving the efficiency of our operations and reducing the cost of raw materials and energy.

ORGANIZATION

Our businesses are organized into three reportable operating segments, as defined by accounting standards related to segment disclosures: Consumer Products; Pulp and Paperboard; and Wood Products. Additional information relating to the amounts of net sales, operating income (loss), depreciation and amortization, identifiable assets and capital expenditures attributable to each of our operating segments for 2007-2009, as well as geographic information regarding our net sales, is set forth in Note 14 to our financial statements included in Item 8 of this report.

Consumer Products Segment

Our Consumer Products segment manufactures and markets consumer private label tissue products: bathroom tissue, household paper towels, napkins and facial tissue that match the quality of branded products in each category. A description of the facilities used to produce these products is included under Item 2 of this report. In 2009, our Consumer Products segment had net sales of $554.0 million.

Tissue Industry Overview

Our Consumer Products segment competes in the at-home portion of the U.S. tissue market. The U.S. tissue market is divided into two market segments: the at-home or consumer retail purchase segment, which represented approximately 67% of U.S. tissue sales in 2009; and the away-from-home segment (commercial and industrial venue tissue use), which represented the remainder of U.S. tissue market sales in 2009.

The United States at-home tissue category consists of bath, towel, facial and napkin products segments. Each category segment is further distinguished according to quality tiers: ultra, premium, value and economy. As a result of process improvements and consumer demand, the majority of at-home tissue sold in the United States is premium and ultra quality.

At-home tissue producers are comprised of companies that manufacture branded and/or private label tissue products. Branded tissue suppliers manufacture, market and sell tissue products under their own nationally branded labels. Private label tissue producers sell tissue products to retailers who in turn sell the tissue to consumers as the retailers' private label brand. Some manufacturers sell both branded and private label tissue products.

In the United States, at-home tissue is primarily sold through grocery stores, mass merchants, warehouse clubs, drug stores and dollar stores. Tissue has historically been one of the strongest segments of the paper and forest products industry due to its steady demand growth and the absence of severe supply imbalances that occur in a number of other paper segments. In addition to economic and demographic drivers, tissue demand is affected by product innovations and shifts in distribution channels.

The tissue process starts with pulp made from wood chips and sawdust. The pulp is mixed in a blending chest until it reaches a consistency of 96% water and 4% pulp. This mixture is sprayed onto a large rotating porous screen on the paper machine, where the tissue sheet is formed. From this point, the sheet travels through numerous pressure rolls to remove excess water and finally over a large heated drum for drying. The dry sheet is wound into parent rolls weighing several tons, which are placed into storage until the tissue paper is converted into final products. During the converting process, the parent rolls are placed on a converting line where the paper is rewound onto a smaller core for bathroom tissue or household towels, or folded for facial tissue or napkins. Once the product is rewound or folded, it goes through a packaging process and is placed in a shipping case. This case is placed in storage until it is shipped to the customer.

Our Consumer Products Business

Our Consumer Products segment manufactures and sells a complete line of at-home products in each tissue category and segment, focusing primarily on ultra and premium quality products. In household paper towels, we produce and sell high-end ultra quality TAD towels as well as premium and value towels. In napkins, we manufacture ultra two- and three-ply dinner napkins, as well as premium and value one-ply luncheon napkins. In bathroom tissue, the majority of our sales are high quality two-ply ultra and premium products. In the facial category, we sell ultra lotion three-ply facial tissue as well as a complete line of two-ply premium products.

Our tissue is manufactured on three paper machines at our facility in Lewiston, Idaho, as well as one TAD paper machine at our facility in Las Vegas, Nevada. Parent rolls from these four paper machines are then converted and packaged at three facilities located in Lewiston, Las Vegas, and Elwood, Illinois. In 2009, approximately 59% of the pulp we used to make our tissue products was obtained from our Lewiston pulp mill. The remaining portion was purchased on the open market and consisted primarily of hardwood pulps, which enhance the quality of certain grades of tissue.

The paper machines located at our facility in Lewiston produce ultra, premium and value conventional tissue products. To meet the demand for private label TAD household towels, we built a TAD paper machine at our Las Vegas facility in 2004.

We are a significant producer of private label household tissue products in the United States. In 2009, we produced approximately 56% of the total private label tissue products sold in grocery stores in the United States. In the 11 western states, we produced approximately 90% of the total private label tissue products sold in grocery stores in 2009. We compete with at least three other companies that are much larger than us who sell national brand tissue products, as well as commercial, industrial and private label products. We also compete with other companies that sell commercial, industrial and private label products and regional brand products. Our household tissue products are packaged to order for retail chains, wholesalers and cooperative buying organizations throughout the United States and, to a lesser extent, Canada. These products are sold to consumers under our customers' own brand names. We sell a majority of our tissue products to three national grocery store chains which accounted for approximately 60% of the Consumer Products segment sales in 2009. The Consumer Products segment also had a single customer in 2009, the Kroger Company, which accounted for approximately 11%, of our total net sales. In prior periods we did not have any customer above 10%. Although we believe we have strong long-term relationships with our grocery chain customers and have successfully integrated ourselves within their strategic decision making processes, the loss of one or more of these customers would have a material adverse effect upon the operating results of the Consumer Products segment. The average tenure of our top 10 Consumer Products customers in 2009 was approximately 19 years.

We believe that we are the only U.S. consumer tissue manufacturer that produces solely private label tissue products for the grocery channel. Most U.S. tissue producers manufacture only branded products, or both branded and private label products. Branded producers generally manufacture their private label products at a quality grade or two below their branded products so as not to impair sales of the branded products. Because we do not produce branded tissue products, we are able to offer products that match the quality of leading national branded products at lower prices.

We sell private label tissue products through our own sales force primarily to grocery stores. Our principal methods of competing are product quality, customer service and price. We deliver customer-focused business solutions by assisting in managing product assortment, category management, and pricing and promotion optimization.

We are committed to maintaining a high level of quality for our products that matches the quality of the leading national brands. We utilize independent companies to routinely test our product quality.

Pulp and Paperboard Segment

Our Pulp and Paperboard segment manufactures and markets bleached paperboard for the high-end segment of the packaging industry and is a leading producer of solid bleach sulfate, or SBS paperboard. This segment also produces softwood market pulp, which is used as the basis for many paper products, and slush pulp, which it supplies to our Consumer Products segment. A description of the facilities used to produce these products is included under Item 2 of this report. In 2009, our Pulp and Paperboard segment had net sales of $686.8 million, which included $53.4 million of intersegment sales to our Consumer Products segment.

Pulp and Paperboard Industry Overview

SBS is a premium paperboard grade that is most frequently used to produce folding cartons, liquid packaging, cups and plates, and commercial printing items. SBS is used to make these products because it is manufactured using virgin fiber produced in a kraft bleaching process, which results in superior stiffness and cleanliness. SBS is often coated with a clay surface, which in many cases provides superior surface printing qualities. SBS can also be coated with a plastic film to provide a moisture barrier for some uses.

In general, the process of making paperboard begins by chemically cooking wood chips and sawdust to make pulp. The pulp is bleached to provide a white, bright pulp used to produce paperboard, which is formed using our three paperboard machines. Bleached pulp that we sell as market pulp is dried and baled on a pulp drying machine, bypassing the paperboard machines. The various grades of paperboard may be coated with starch and clay, and are wound into rolls for shipment to customers for converting to final end uses. For liquid paperboard packaging, a polyethylene or plastic coating is applied by a separate operation to create a barrier that is water resistant and durable.

Folding Cartons Segment. Folding carton is the largest portion of the SBS segment of the paperboard industry. Within the folding carton segment there are varying qualities of SBS. The high end of the folding carton category in general requires a premium print surface and includes uses such as packaging for pharmaceuticals, cosmetics, DVDs and CDs, and other premium retail goods. SBS is also used in the packaging of commodity frozen foods, beverages, and baked goods.

Liquid Packaging and Cup Segment. SBS liquid packaging is primarily used in the United States for the packaging of juices. In Japan and other Asian countries, SBS liquid packaging is primarily used for the packaging of milk, juice and other liquid items.

The cup segment of the market consists primarily of cold and hot drink cups and is largely characterized by highly commoditized, lower margin uses that place less emphasis on printability or brightness. Since this segment is mostly commoditized, it tends to attract producers employing a high-volume, low-margin strategy.

Commercial Printing Segment. Commercial printing applications use light-weight bleached bristols, or heavyweight paper grades, which are used to produce postcards, signage, sales literature, and cover stock for publications such as brochures, presentation folders and paperback book covers, among other things. The customers in this segment are accustomed to high-quality paper grades, which possess superior printability and brightness compared to most paperboard grades.

Market Pulp. The majority of the pulp manufactured worldwide is integrated with paper and paperboard production, usually at the same mill. In those cases where a paper mill does not produce its own pulp, it must purchase it on the open market. Market pulp is defined as pulp produced for sale to these customers and it excludes tonnage consumed by the producing mill or shipped to any of its affiliated mills within the same country.

Our Pulp and Paperboard Business

Our Pulp and Paperboard segment operates two facilities, one in Idaho and one in Arkansas. We are a significant producer of bleached paperboard in the United States, where we compete with at least five other domestic pulp and paperboard producers. As of December 31, 2009, we had approximately 13% of the available domestic bleached paperboard capacity.

Our bleached paperboard is converted by our customers into a variety of end products, including packaging for liquids, food products, pharmaceuticals, cosmetics, paper cups and plates, blister packaging and other consumable goods. We also manufacture lightweight bleached bristols. Our overall pulp and paperboard production consists primarily of folding carton and plate, liquid packaging and cup, pulp, and commercial printing applications.

Folding cartons used in pharmaceuticals, cosmetics and blister-type packaging, as well as those that incorporate foil and holographic lamination, account for the largest portion of our total paperboard sales. We focus on high-end folding carton applications where the heightened focus on product quality provides for differentiation among suppliers, resulting in margins that are more attractive than in lower grade packaging.

Our liquid carton paperboard is known for its cleanliness and printability, and is engineered for long-lived performance due to its three-ply, 100% softwood construction, and optional polyethylene coating. Our reputation for producing liquid packaging meeting the most demanding standards for paperboard quality and cleanliness has resulted in meaningful sales in Japan, where consumers have a particular tendency to associate blemish-free, vibrant packaging with the cleanliness, quality, and freshness of the liquids contained inside.

We also sell paperboard for use in cup and plate products. A majority of our sales in this area are to the standard cup and plate segment of the market, but we also provide paperboard to high-end food manufacturers, such as those who make premium ice cream. While we serve demand in the commodity cup segment, we are particularly focused on the high-end portion of the segment that demands enhanced printability. We also sell limited quantities of plate quality SBS.

Our Pulp and Paperboard segment also sells products for commercial printing applications. The commercial print market requires a premium print surface consistent with the demands of high-end folding carton converters. Further, a supplier must be able to deliver small volumes, often within 24 hours. We have achieved growth in this market through investing in improvements in print surface quality at both our paperboard mills and by focusing sales and marketing efforts on printers and regional paper merchants. In addition, in 2006 we also expanded our product lines to the lighter weights desired by the commercial print segments and added a coated two-side product offering called Ancora.

We have long-standing customer relationships with our paperboard customers. Our top 10 customers accounted for approximately 40% of our total paperboard revenues in each of the last four years. Although most of our contracts are annual agreements that can be terminated without penalty, our relationships extend over many years with our top 10 customers.

We do not produce paperboard end products, so we are not simultaneously a supplier of, and a competitor to, our customers. For example, of the five largest SBS producers in the United States, we are the only producer that does not also convert SBS into end products. We believe our position as a non-integrated supplier has resulted in a diverse group of loyal customers, as they do not have to worry that, in the event of decreased market availability of SBS, we will redirect production to meet internal conversion requirements.

At our Lewiston, Idaho facility we produce bleached softwood pulp, both for internal use and for sale to external customers. In 2009, approximately 72% of our pulp sales were comprised of internal sales to our Consumer Products segment and the remaining approximately 28% represented pulp sales to external customers, with the majority of these external sales shipped to customers in Asia.

Of the segment's $686.8 million of net sales in 2009, $612.8 million, or 89%, was derived from sales of our paperboard products, $20.5 million, or 3%, was derived from the sale to third parties of pulp produced at our facilities, $53.4 million, or 8%, was derived from internal pulp sales to our Consumer Products segment, and $0.1 million was derived from the sale of other paperboard related products. In 2009, approximately 17% of the Pulp and Paperboard segment's net sales to external customers were generated from sales to international customers, mainly located in Japan, China, Korea and Australia.

We utilize various methods for the sale and distribution of our paperboard and softwood pulp. The majority of our paperboard is sold to packaging converters domestically through sales offices located throughout the United States, while a growing percentage is channeled through distribution to commercial printers. The majority of our international paperboard sales, as well as our softwood market pulp, are conducted through sales agents. Our principal methods of competing are product quality, customer service and price.

Wood Products Segment

Our Wood Products segment consists of a single lumber facility located on the same site in Lewiston, Idaho, as our tissue and pulp and paperboard manufacturing facilities. A description of this manufacturing facility is included under Item 2 of this report. This segment produces and markets appearance grade cedar and dimensional framing lumber products, including glued and profile lumber for building products end-users. Our cedar products include appearance grade boards, siding and trim. Our glued cedar process utilizes low grade cedar to produce finger jointed and edge glued board and siding. Our dimensional lumber business includes two-inch dimensional framing lumber, industrial timbers and railroad ties. In 2009, these products were sold through Potlatch sales offices, under the terms of a lumber sales and marketing agreement under which Potlatch acted as our exclusive representative for the marketing and sale of our dimensional lumber and cedar lumber products. These products were sold under the "Potlatch" name primarily to distributors, professional dealers and wholesalers for nationwide distribution. In 2009, our Wood Products segment had net sales of $70.3 million, which included $7.6 million of intersegment sales of residual wood fiber to our Pulp and Paperboard facility in Lewiston.

Our share of the market for our lumber products is not significant compared to the total United States market for these products. We believe that competitiveness in this industry is largely based on individual mill efficiency and on the availability of competitively priced resources on a facility-by-facility basis, rather than the number of mills operated. This is due to the fact that it is generally not economical to transfer wood between or among facilities, which would permit a greater degree of specialization and operating efficiencies. Instead, each facility must utilize the raw materials that are available to it in a relatively limited geographic area. For these reasons, we believe we are able to compete effectively with companies that have a larger number of mills. We compete based on product quality, customer service and price.

RAW MATERIALS AND INPUT COSTS

For our manufacturing operations, the principal raw material used is wood fiber. During 2009, wood fiber costs accounted for approximately 30% of our cost of sales. Our Pulp and Paperboard segment purchases a substantial amount of wood chips and sawdust from third parties, including Potlatch pursuant to supply agreements we entered into in connection with the spin-off, for use in the production of pulp. Our Consumer Products segment purchases several varieties of pulp from third parties, in addition to pulp provided by our Pulp and Paperboard segment, for use in manufacturing tissue products. Our Wood Products segment purchases approximately 79% of its log needs from Potlatch pursuant to a supply agreement, with the remainder purchased from other sources.

We consume substantial amounts of energy, such as electricity, natural gas, hog fuel, and a modest amount of fuel oil. During the year ended December 31, 2009, energy costs accounted for approximately 9% of our cost of sales. We purchase substantial portions of our natural gas and electricity under supply contracts, most of which are between a specific plant and a specific local provider. Under most of these contracts, the providers are bound to provide us with our requirements for a particular type of energy at a specific facility. Most of these contracts have pricing mechanisms that adjust or set prices based on current market prices. In addition, we use forward purchase contracts to mitigate price risk for certain of our energy requirements.

Transportation is another important input in getting our product to our customers. Fuel prices largely determine our transportation costs for delivery of raw materials to our manufacturing facilities and delivery of our finished products to customers. Our total transportation costs were 10% of our cost of sales in 2009.

We utilize a significant amount of chemicals in the production of pulp and paper, including polyethylene, starch, sodium chlorate, caustic, latex and specialty process paper chemicals. During the year ended December 31, 2009, chemical costs accounted for approximately 11% of our cost of sales. Many of our chemicals are purchased under long-term contracts, which provide more stability than open-market purchases. However, many of these contracts have pricing mechanisms that adjust with published price indices. In addition, many of the chemicals used in our manufacturing processes, particularly in the pulp-making process, are petroleum-based or are indirectly impacted by petroleum prices.

SEASONALITY

Our Consumer Products and Pulp and Paperboard segments are generally not affected by seasonal changes, although a number of our paperboard contracts are subject to renewal at the beginning of each year. Demand for our wood products typically decreases in the winter months when construction activity is slower, and increases in the spring, summer and fall when construction activity is generally higher.

ENVIRONMENTAL

Information regarding environmental matters is included under Part II, Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report, and is incorporated herein by reference.

WEBSITE

Interested parties may access our periodic and current reports filed with the SEC, at no charge, by visiting our website, www.clearwaterpaper.com. In the menu select "Investor Relations," then select "Financial Information & SEC Filings." Information on our website is not part of this report.

EMPLOYEES

As of December 31, 2009, we had approximately 2,500 employees, of which approximately 1,050 were employed by our Consumer Products segment, approximately 1,050 were employed by our Pulp and Paperboard segment, approximately 300 were employed by our Wood Products segment and approximately 100 were corporate administration employees. This workforce consisted of approximately 700 salaried and fixed rate employees and approximately 1,800 hourly employees. As of December 31, 2009, approximately 63% of the workforce was covered under collective bargaining agreements.

Unions represent hourly employees at our Idaho and Arkansas facilities. Hourly union labor contracts expiring in 2010 are set forth below:

CONTRACT EXPIRATION DATE	LOCATION	UNION	APPROXIMATE NUMBER OF HOURLY EMPLOYEES
August 31	Pulp and Paperboard Division—Idaho	United Steel Workers (USW)	1,000
August 31	Pulp and Paperboard Division—Idaho	International Brotherhood of Electrical Workers (IBEW)	54

EXECUTIVE OFFICERS OF THE REGISTRANT

The following individuals are deemed our "executive officers" under the Securities Exchange Act of 1934. The term of office of the officers of the company expires at the annual meeting of our board, and each officer holds office until the officer's successor is duly elected and qualified or until the earlier of the officer's death, resignation, retirement, removal by the board or as otherwise provided in our bylaws. There are no arrangements or understandings between any of our executive officers and any other persons pursuant to which they were selected as officers. No family relationships exist among any of our executive officers.

Gordon L. Jones (age 60) has served as President and Chief Executive Officer, and a director of the company since December 2008. From July 2008 to December 2008, Mr. Jones served as a Vice President of Potlatch Corporation, pending completion of the spin-off of Clearwater Paper Corporation. Mr. Jones also serves as the President and Managing Member of Jones Investment Group LLC, an investment company, since 2001. Prior to that, Mr. Jones served from May 1999 to November 2000 as President, Chief Executive Officer, and Director of Blue Ridge Paper Products, Inc.

Linda K. Massman (age 43) has served as Vice President, Finance and Chief Financial Officer since December 2008. From September 2008 to December 2008, Ms. Massman served as a Vice President of Potlatch Corporation, pending completion of the spin-off of Clearwater Paper Corporation. From May 2002 to August 2008, Ms. Massman served as the Group Vice President, Finance and Corporate Planning for SUPERVALU Inc., a grocery retail company. Prior to that, Ms. Massman served from 1999 to 2001 as Vice President, Business Planning and Operations for Viquity Corporation, an enterprise software company.

Thomas H. Carter (age 61) has served as Vice President of Human Resources since December 2008. From August 2008 to December 2008, Mr. Carter served as a Vice President of Potlatch Corporation, pending completion of the spin-off of Clearwater Paper Corporation. From February 2005 to August 2008, Mr. Carter was retired. From February 2003 to February 2005, Mr. Carter served as Vice President, Human Resources of Sara Lee Coffee & Tea, North America, a division of Sara Lee Corporation. Prior to that, Mr. Carter served from 2002 to 2003 as Senior Director, Employee Relations for Sara Lee Bakery Group, a division of Sara Lee Corporation. From 1999 to 2001, Mr. Carter served as Vice President, Human Resources and Corporate Secretary for Blue Ridge Paper Products, Inc.

Robert P. DeVleming (age 57) has served as Vice President of Consumer Products since December 2008. Prior to December 2008, he was employed by Potlatch Corporation for 30 years. Mr. DeVleming served as Vice President, Consumer Products of Potlatch from October 2004 to December 2008. From May 2003 through October 2004, Mr. DeVleming was Vice President, Sales, Consumer Products of Potlatch Corporation.

Michael S. Gadd (age 45) has served as Vice President, General Counsel and Corporate Secretary since December 2008. From March 2006 to December 2008, Mr. Gadd served as Associate General Counsel of Potlatch Corporation, and served as Corporate Secretary of Potlatch from July 2007 to December 2008. From 2001 to January 2006, Mr. Gadd was an attorney with Perkins Coie, LLP in Portland, Oregon.

Thomas A. Colgrove (age 58) has served as Vice President of Pulp and Paperboard since May 2009. Mr. Colgrove also has responsibility for the corporation's Wood Products business. Prior to May 2009 he was employed by Kimberly Clark Corporation from 1984 to 2009, in various manufacturing management positions. From September 2006 to April 2009, Mr. Colgrove was the Senior Director—North America Product Supply at Kimberly Clark and was responsible for seven North American tissue facilities. Prior to that, Mr. Colgrove held a series of Plant Manager positions at five facilities across the U.S.

ITEM 1A. Risk Factors

Our business, financial condition, results of operations and liquidity are subject to various risks and uncertainties, including those described below, and as a result, the trading price of our common stock could decline.

We intend to expand through the building of new facilities or the acquisition of facilities or businesses and may have difficulties integrating these future operations or acquisitions or may not realize anticipated benefits.

Our growth strategy involves expanding our Consumer Products business in both size and geographic reach. To accomplish this, we may build converting and papermaking facilities, pursue acquisitions of new facilities or businesses, or both. Building new, or acquiring and modifying existing, manufacturing facilities entails numerous risks, including difficulties in completing such projects on time due to construction and permitting issues, financing the project, completing the project within budget and integrating new operations and personnel. Acquisitions involve numerous risks, including inaccurate assessment of undisclosed liabilities, difficulties in integrating the operations, technologies, services and personnel of the acquired business, and personnel turnover. Large construction projects or acquisitions can result in a decrease in our cash or an increase in our indebtedness and also may limit our ability to access additional capital when needed and divert management's attention from other business concerns.

We may be unable to identify suitable building locations or acquisition targets. In addition, we may be unable to achieve anticipated benefits or cost savings from construction projects or acquisitions in the timeframe we anticipate, or at all. Any inability by us to integrate and manage any new or acquired facilities or businesses in a timely and efficient manner, any inability to achieve anticipated cost savings or other anticipated benefits from these projects or acquisitions in the time frame we anticipate or any unanticipated required increases in trade, promotional or capital spending could adversely affect our business, financial condition, results of operations or liquidity.

Changes in the cost and availability of wood fiber used in production of our products may adversely affect our results of operations and cash flow.

Wood fiber, primarily wood chips and sawdust, is the principal raw material used in our pulp and paperboard products. Wood fiber, in the form of pulp, is the principal raw material used in the manufacture of our consumer products. Pulp is subject to significant price fluctuations due to the cyclical nature of wood fiber markets. Increases in pulp prices could adversely affect our earnings if we are unable to pass these cost increases on to our customers or if these price increases for our products significantly trail the increases in pulp prices. We do not hedge to manage these risks.

Much of the wood fiber we use in our pulp manufacturing process is the by-product of lumber mill operations, particularly in Idaho. As a result, the price of these residual wood fibers is affected by operating levels in the lumber industry. The significant reduction in home building in 2008 and 2009 resulted in the closure or curtailment of operations at many lumber mills. However, overall wood fiber prices for our pulp and paperboard production fell in 2009 as a result of a decline in whole log prices due to the effect of the poor housing market on log prices. The price of wood fiber is expected to remain volatile until the housing market recovers and lumber mill operations increase. Additionally, the supply and price of wood fiber can be negatively affected by weather and other events. Record amounts of rainfall in Arkansas had a negative effect on the supply of wood fiber to our Cypress Bend facility during the fall of 2009.

The effects on market prices for wood fiber resulting from various governmental programs involving tax credits or payments related to biomass and other renewable energy projects, such as the Biomass Crop Assistance Program and American Recovery and Reinvestment Act of 2009, are uncertain and could result in a reduction in the supply of wood fiber for our pulp and paperboard manufacturing operations. If we are unable to obtain wood fiber at favorable prices or at all, our financial results and operations may be materially adversely affected.

United States and global economic conditions could have adverse affects on the demand for our products and our financial results.

U.S. and global economic conditions have negatively affected and may continue to negatively affect our business and financial results. Recessed economic conditions affect our business in a number of ways, including causing (i) increased pressure for price concessions from customers; (ii) declines in domestic and global demand for paperboard; (iii) shifts in customer purchases that affect the mix of our product sales; (iv) decreased or low housing starts, which increase our production costs due to lower wood fiber supplies and extend the slump in demand for our wood products; and (v) financial distress or insolvency for certain customers which could affect our sales volumes or our ability to collect accounts receivable on a timely basis from those customers.

Increased competition over, and customer demands for, certain products could have an adverse effect on our financial results.

Our consumer products compete with well-known, branded products, as well as other private label products. Inherent risks in our competitive strategy include whether our products will receive direct and retail customer acceptance, new product offerings by competitors, the effects of consolidation within retailer and distribution channels, and price competition from companies that may have greater financial resources than we do. In addition, some of our private label competitors have built or announced plans to build new papermaking facilities that will produce TAD paper that is then converted to produce high-end consumer products that compete with high-end branded products. Our Consumer Products paper machines in Idaho do not produce TAD paper, and we currently do not produce TAD bathroom tissue. If we are unable to offer our existing customers, or new customers, comparable consumer products and in sufficient quantities, we may lose business, not be able to grow our existing business and be forced to sell lower-margin products, all of which could negatively affect our financial condition and results of operations.

We have in the past and may in the future experience changes in demand for our products. Our ability to compete successfully depends on our ability to adjust to increases and decreases in demand. If we are unable to implement our business strategies to respond to changes in demand, we may need to limit deliveries of some orders for existing customers, which could harm our reputation and our long-term relationships with these customers. Alternatively, if we experience a decrease in demand for certain products, we may incur significant costs in revising our manufacturing plan. If we are not able to respond to changes in demand for our products in a timely manner, our financial position and results of operations may be adversely affected.

The cost of energy and chemicals needed for our manufacturing processes significantly affects our business.

Our manufacturing operations utilize large amounts of electricity and natural gas. Energy costs were 9% of our cost of sales in 2009 or $96.2 million. Energy prices have fluctuated widely over the past decade, which in turn affects our cost of sales. For example, our energy expenses were 15% lower in 2009 than in 2008. We purchase on the open market a substantial portion of the natural gas necessary to produce our products, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand, government regulation, geopolitical events and natural disasters. To help mitigate the exposure to market risk for changes in natural gas commodity pricing, we use firm-price contracts to supply a portion of our natural gas requirements, and have taken steps to reduce our energy usage through conservation and increasing our internal energy production at our Lewiston, Idaho cogeneration facility. Our energy costs in future periods will depend principally on our ability to produce a substantial portion of our electricity needs internally, on changes in market prices for natural gas and on reducing energy usage.

Any significant energy shortage or significant increase in our energy costs in circumstances where we cannot raise the price of our products could have a material adverse effect on our business, financial condition and results of operations. Any disruption in the supply of energy could also affect our ability to meet customer demand in a timely manner and could harm our reputation.

We also use a variety of chemicals in our manufacturing processes, including latex and polyethylene, many of which are petroleum-based chemicals. For example, our chemical prices were approximately 14% lower in 2009 compared to 2008. Prices for these chemicals have been and are expected to remain volatile. In addition, chemical suppliers that use petroleum-based products in the manufacturing of their chemicals may, due to supply shortages and cost increases, ration the amount of chemicals available to us, and therefore we may not be able to obtain at favorable prices the chemicals we need to operate our business, if we are able to obtain them at all. Finally, certain specialty chemicals that we purchase are available only from a small number of suppliers. If any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if at all.

Cyclical industry conditions have in the past affected and may continue to adversely affect the operating results and cash flow of our Pulp and Paperboard business.

Our Pulp and Paperboard business is particularly subject to cyclical market conditions. We may be unable to sustain pricing in the face of weaker demand, and weaker demand may in turn cause us to take production downtime. In addition to lost revenue from lower shipment volumes, production downtime causes unabsorbed fixed manufacturing costs due to lower production levels. Our results of operations and cash flows may be materially affected in a period of prolonged and significant market weakness. We are not able to predict market conditions or our ability to sustain pricing and production levels during periods of weak demand.

The loss of, or a significant reduction in, orders from any of our large customers could adversely affect our operating results and financial condition.

In 2009, our Consumer Products segment derived approximately 60% of its net sales, and the company derived approximately 27% of total net sales, from three customers. Sales to these three customers have represented nearly 60% of segment net sales in each of the last three fiscal years. Our Pulp and Paperboard segment sells its products to a large number of customers, although certain customers have historically purchased a significant amount of our pulp or paperboard products. We do not have long-term contracts with any of our customers that ensure a continuing level of business from them. In addition, our agreements with our customers are not exclusive and generally do not contain minimum volume purchase commitments.

Our relationships with our large customers depend on our ability to continue to meet their needs for quality products at competitive prices. If we lose one of these customers or if we experience a significant decline in the level of purchases by any of them, we may not be able to quickly replace the lost business volume and our operating results and business could be harmed. In addition, our focus on these large accounts could affect our ability to serve our smaller accounts, particularly when product supply is tight and we are not able to fully satisfy orders for these smaller accounts.

Significant competition could prevent us from increasing or sustaining our net sales and profitability.

The markets for our products are highly competitive, and companies that have substantially greater financial resources than we do compete with us in each market. Some of our competitors have advantages over us, including lower raw material and labor costs.

Our Consumer Products business faces competition from companies that produce the same type of products that we produce or that produce alternative products that customers may use instead of our products. Our Consumer Products business competes with the branded tissue products producers, such as Procter & Gamble, and branded label producers who manufacture branded and private label products, such as Georgia-Pacific and Kimberly-Clark. These companies are far larger than us, have much greater sales, marketing and research and development resources than we do, and enjoy significant cost advantages due to economies of scale. Historically, branded tissue producers have not produced private label tissue products. The greater scope and scale of operations enjoyed at major branded tissue producers would allow them to produce private label tissue at lower costs than we incur. Because of their size and resources, these companies may foresee market trends more accurately than we do and develop new technologies that render our products less attractive or obsolete.

Our ability to successfully compete in the pulp and paperboard industry is influenced by a number of factors, including manufacturing capacity, general economic conditions and the availability and demand for paperboard substitutes. Our Pulp and Paperboard business competes with International Paper, MeadWestvaco, Georgia-Pacific, Rock-Tenn and international producers, most of whom are much larger than us. Any increase in manufacturing capacity by any of these producers could result in overcapacity in the pulp and paperboard industry, which could cause downward pressure on pricing. In addition, customers could choose to use types of paperboard that we do not produce or could rely on alternative materials, such as plastic, for their products. An increased supply of any of these products could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

We benefited greatly in 2009 from a tax credit that has expired and there are uncertainties related to refundable tax credits that we have received.

We are registered with the Internal Revenue Service, or IRS, as an alternative fuel mixer and have received refundable tax credit payments in connection with our use of "black liquor," a by-product of the pulp manufacturing process, in an alternative fuel mixture to produce energy at our pulp mills. The amount of the refundable tax credit is equal to $0.50 per gallon of alternative fuel mixture used. In 2009, we recorded income of $170.6 million related to the alternative fuel mixture tax credit.

There is relatively little guidance regarding the alternative fuel mixture tax credit and the law governing the issue is complex. Accordingly, there can be no assurance that we were qualified to receive the tax credit in 2009, or whether we will be entitled to retain the amounts we received upon further review by the IRS. In addition, while it is our position that payments received or credits taken in relation to the alternative fuel mixture tax credit should not be subject to corporate income tax, there can be no assurance as to whether or not the amounts we have received will be subject to taxation.

Increases in our transportation costs or disruptions in our transportation services could have a material adverse effect on our business.

Our business, primarily our Consumer Products business, is dependent on transportation services to transport our products to our customers and deliver raw materials to us. In 2009, transportation costs for our business were 10% of our cost of sales. The costs of these transportation services are affected by the volatility in fuel prices. We have not been in the past and may not in the future be able to pass along part or all of any fuel price increases to our customers. If we are unable to increase our prices to respond to increased fuel costs charged to us by our transportation providers, our gross margins may be materially adversely affected.

If any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively affect our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.

We are subject to various federal, state and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management and environmental cleanup. Environmental laws and regulations continue to evolve and we may become subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting of greenhouse gas emissions. We are required to comply with environmental laws and the terms and conditions of multiple environmental permits. Failure to comply with these laws and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to take corrective measures, install pollution control equipment, or take other remedial actions, product recalls or labeling changes. We also may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, conduct or have conducted operations at properties, or have assumed indemnity obligations in connection with our spin-off from Potlatch for properties or operations, where hazardous materials have been or were used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we will continue to be subject to environmental laws that impose liability for historical releases of hazardous substances. There can be no assurance that future environmental permits will be granted or that we will be able to maintain and renew the permits we currently hold, and failure to do so could have a material adverse effect on our results of operations and financial condition.

Our business and financial performance may be harmed by future labor disruptions.

Approximately 63% of our full-time employees are represented by unions under collective bargaining agreements. As these agreements expire, we may not be able to negotiate extensions or replacement agreements on terms acceptable to us. Any failure to reach an agreement with one of the unions may result in strikes, lockouts or other labor actions. Any such labor actions, including work slowdowns or stoppages, could have a material adverse effect on our operations and financial results.

We regularly incur significant expenses to maintain our manufacturing equipment and any interruption in the operations of our facilities may harm our operating performance.

We regularly incur significant expenses to maintain our manufacturing equipment and facilities. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We must perform routine maintenance on our equipment and have to periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In addition, our pulp and paperboard facilities require periodic shutdowns to perform major maintenance. These scheduled shutdowns of our facilities result in decreased sales and increased costs in the periods in which the shutdown occurs.

Unexpected production disruptions could also cause us to shut down any of our facilities. Those disruptions could occur due to any number of circumstances, including prolonged power outages, mechanical or process failures, shortages of raw materials, natural catastrophes, disruptions in the availability of transportation, labor disputes, terrorism and changes in or non-compliance with environmental or safety laws. Any facility shutdowns may be followed by prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks, depending on the reason for the shutdown and other factors. Any prolonged disruption in operations at any of our facilities could cause significant lost production, which would have a material adverse effect on our business, financial condition and results of operations.

Our Wood Products business is highly sensitive to downturns in the housing market.

Our Wood Products business is a commodity business, which is closely tied to the demand for, and supply of, housing. The home building industry is influenced by numerous factors, including economic changes nationally and locally, mortgage and other interest rates, consumer confidence, job formation, demographic trends, tax incentives, and the availability of credit. The current depressed conditions in the housing market resulting from, among other factors, excess unsold home inventory levels and lack of availability of credit for lenders, builders and homebuyers, have materially adversely affected our Wood Products segment. A continuing and prolonged downturn in the housing market could have a significant adverse effect on the future results of operations of our Wood Products segment.

Our pension plans are currently underfunded, and over time we will be required to make cash payments to the plans, reducing cash available for our business.

We have company-sponsored pension plans covering our salaried and hourly employees. The significant decline in the securities markets in 2008 and resulting substantial decline in the value of equity and fixed income investments held by the plans caused these pension plans to be underfunded because our projected benefit obligation exceeds the aggregate fair value of plan assets. We are required to make cash contributions to our qualified pension plans for 2009 and 2010 (approximately $3.9 million plus interest payable by September 2010 and approximately $8.5 million plus interest payable by September 2011) and we may be required to make increased annual contributions to our pension plans in future years, which would reduce the cash available for business and other needs.

Our pension and health care costs are subject to numerous factors which could cause these costs to change.

In addition to our pension plans, we provide retiree health care benefits to certain of our current and former U.S. salaried and hourly employees. Our retiree health care costs vary with changes in health care costs generally, which have significantly exceeded general economic inflation rates for many years. Our pension costs are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Pension plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased pension costs in future periods. Likewise, changes in assumptions regarding current discount rates and expected rates of return on plan assets could also increase pension costs. Significant changes in any of these factors may adversely impact our cash flows, financial conditions and results of operations.

We rely on information technology in critical areas of our operations, and a disruption relating to such technology could harm our financial condition.

We use information technology systems in various aspects of our operations, including enterprise resource planning, management of inventories and customer sales. Some of these systems have been in place for long periods of time. If one of these systems was to fail, or we decide to change these systems or hire outside parties to provide these systems, we may suffer disruptions, which could have a material adverse effect on our results of operations and financial condition. In addition, we may underestimate the costs and expenses of developing and implementing new systems.

If our spin-off from Potlatch is determined to be taxable for U.S. federal income tax purposes, we, and our stockholders, could incur significant U.S. federal income tax liabilities.

Potlatch received a private letter ruling from the IRS that its spin-off of our company qualifies for tax-free treatment under applicable sections of the Internal Revenue Code. In addition, Potlatch received an opinion from tax counsel that the spin-off so qualifies. The IRS ruling and the opinion relied on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the IRS ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the IRS private letter ruling does not address all of the issues that are relevant to determining whether the spin-off qualifies for tax-free treatment. Notwithstanding the IRS private letter ruling and opinion, the IRS could determine that the spin-off should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling.

If the spin-off fails to qualify for tax-free treatment, Potlatch would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the tax sharing agreement between Potlatch and us, we would generally be required to indemnify Potlatch against any tax resulting from the spin-off (including any tax that would result if Potlatch were to fail to qualify as a real estate investment trust, as a result of income recognized by Potlatch if the spin-off were determined to be taxable) to the extent that such tax resulted from (1) an issuance of our equity securities, a redemption of our equity securities or our involvement in other acquisitions of our equity securities, (2) other actions or failures to act by us, or (3) any of our representations or undertakings being incorrect or violated. Our indemnification obligations to Potlatch and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify Potlatch or such other persons under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

We must abide by certain restrictions to preserve the tax-free treatment of the spin-off and may not be able to engage in desirable acquisitions and other strategic transactions following the spin-off.

To preserve the tax-free treatment of the spin-off to Potlatch and our stockholders, under the tax sharing agreement that we entered into with Potlatch, for the two-year period following the distribution, we may be prohibited, except with the consent of Potlatch, from:

- issuing equity securities to satisfy financing needs if such issuance would represent a 50% or greater interest in us;
- acquiring businesses or assets with equity securities if such issuance would represent a 50% or greater interest in us; or
- engaging in mergers or asset transfers that could jeopardize the tax-free status of the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our certificate of incorporation and bylaws, Delaware law and our stockholder rights plan may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. The provisions in our certificate of incorporation and bylaws include, among other things, the following:

- a classified board of directors with three-year staggered terms;
- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;
- stockholder action can only be taken at a special or regular meeting and not by written consent;
- advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;
- removal of directors only for cause;
- allowing only our board of directors to fill vacancies on our board of directors; and
- supermajority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

FACILITIES

Idaho. Our Consumer Products, Pulp and Paperboard and Wood Products segments share an 880 acre site in Lewiston, Idaho owned by us.

Our Consumer Products segment operates three dedicated conventional tissue machines at the site that started in 1963. These machines operate 24 hours a day, 7 days a week. The facility has 475,000 square feet of warehouse space for finished goods, raw materials and parent rolls.

Our Pulp and Paperboard segment built a mill at the Idaho site in 1950, which underwent pulp and utilities rebuilds throughout the 1980s and early 1990s. Excess pulp produced at this mill is either transferred to our Consumer Products facility in the form of slush pulp for use in the production of tissue products or is dried and sold as baled pulp on the open market and to the Consumer Products segment.

Our Wood Products segment built its Lewiston, Idaho lumber mill in 1927, which has undergone a series of rebuilds and other capital improvements since that time.

Arkansas. Our Pulp and Paperboard segment constructed its mill in Cypress Bend, Arkansas in 1977, making it the newest SBS mill in North America.

Nevada. Our Consumer Products segment established its Las Vegas, Nevada, facility to service the Southwestern United States. The first phase of the Nevada facility was completed in 1994. The initial construction included the current converting facility and 100,000 square feet of finished goods storage. In 2004, the TAD paper machine began operation in Nevada. The Nevada facility operates 24 hours a day, 7 days a week. The Nevada facility also has two warehouses with over 500,000 square feet of space for finished goods, raw materials and parent rolls. One of the warehouses is leased and has rail access.

Illinois. Our Consumer Products facility in Elwood, Illinois is leased. From this site we convert parent rolls to finished tissue products and distribute these products primarily for customers in the Midwestern and Eastern United States. The Illinois facility opened in 2004 and operates 24 hours a day, 7 days a week. This facility also has a leased warehouse with 400,000 square feet of space for finished goods, raw materials and parent rolls.

Other. Our Consumer Products segment utilizes third party distribution centers on an as needed basis. We currently store and ship product from Fort Worth, Texas; Tracy, California; McDonough, Georgia and Calgary, Alberta Canada.

Our principal manufacturing facilities at December 31, 2009, together with their respective 2009 annual capacities and production, are as follows:

	CAPACITY	PRODUCTION
CONSUMER PRODUCTS		
Tissue Mills:		
Idaho	189,000 tons	188,000 tons
Nevada	36,000 tons	35,000 tons
Tissue Converting Facilities:		
Idaho	102,000 tons	101,000 tons
Illinois[A]	61,000 tons	59,000 tons
Nevada	50,000 tons	49,000 tons
PULP AND PAPERBOARD		
Pulp Mills:		
Arkansas	305,000 tons	288,000 tons
Idaho	540,000 tons	499,000 tons
Bleached Paperboard Mills:		
Arkansas	330,000 tons	317,000 tons
Idaho	435,000 tons	418,000 tons
WOOD PRODUCTS		
Sawmill:		
Idaho	205,000 mbf[B]	171,000 mbf[B]

[A] The building located at this facility is leased by Clearwater Paper, and the operating equipment located within the building is owned by Clearwater Paper. All of the other sites and facilities listed in the table are owned by us.

[B] mbf stands for thousand board feet.

ITEM 3. Legal Proceedings

We believe there is no pending litigation that would have a material adverse effect on our financial position, operations or liquidity.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2009.

Part II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET FOR OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange. Our spin-off from Potlatch Corporation was completed on December 16, 2008. A limited market, commonly known as a "when-issued" trading market, began shortly before the record date for the spin-off, and "regular way" trading of our common stock began on the first trading day after the spin-off. The following table sets forth, for each period indicated, the high and low sales prices of our common stock during our two most recent years.

	Common Stock Price	
	High	Low
Year Ended December 31, 2009		
Fourth Quarter	$59.90	$37.35
Third Quarter	$51.20	$25.00
Second Quarter	$27.25	$ 7.27
First Quarter	$13.00	$ 5.93
Year Ended December 31, 2008		
Fourth Quarter (since December 5, 2008)	$23.00	$ 6.95

HOLDERS

On February 12, 2010, the last reported sale price for our common stock on the New York Stock Exchange was $51.32 per share. As of February 12, 2010, there were approximately 1,232 registered holders of our common stock.

DIVIDENDS

We have not paid any dividends since the spin-off and do not anticipate paying a cash dividend in 2010. We will continue to review whether payment of a cash dividend on our common stock in the future best serves the company and stockholders. The declaration and amount of any dividends, however, will be determined by our board of directors and will depend on our earnings, our compliance with the terms of our notes and revolving credit facility that contain certain restrictions on our ability to pay dividends, and any other factors that our board of directors believes are relevant.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Please see Part III, Item 12 of this report for disclosure relating to our equity compensation plans.

ISSUER PURCHASES OF EQUITY SECURITIES

There are currently no authorized repurchase programs in effect under which we may repurchase shares of our outstanding stock.

ITEM 6. Selected Financial Data

Prior to our spin-off from Potlatch Corporation on December 16, 2008, we were a wholly owned subsidiary of Potlatch Corporation. On December 16, 2008, Potlatch distributed 100% of the issued and outstanding shares of our common stock to the holders of record of Potlatch common stock as of the close of business on December 9, 2008. Each Potlatch stockholder received one share of our common stock for every 3.5 shares of Potlatch common stock held on the record date.

Except for the period from December 16, 2008, through December 31, 2009, when we operated as and were accounted for as a separate public company, our results of operations and financial condition reflected in the table below cover periods prior to the spin-off and related transactions. The historical financial and other data were prepared on a combined basis from Potlatch's consolidated financial statements using the historical results of operations and basis of the assets and liabilities of Potlatch's Consumer Products and Pulp and Paperboard businesses and its Wood Products operations at Lewiston, Idaho, and give effect to allocations of expenses from Potlatch. The statement of operations data for the year ended December 31, 2005 and the statement of financial position data as of December 31, 2006 and 2005 are unaudited. All other data has been derived from our audited financial statements. Our historical financial and other data is not necessarily indicative of our future performance nor do they necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity prior to December 16, 2008.

(In thousands—except earnings per share amounts)

	2009	**2008**	**2007**	**2006**	**2005**
Net sales	**$1,250,069**	$1,255,309	$1,183,032	$1,116,921	$992,772
Earnings (loss) before interest, debt retirement costs and income taxes	**297,440**	28,484	52,407	46,263	(2,251)
Net earnings (loss)	**182,464**	9,743	25,334	20,863	(8,710)
Working capital	**452,583**	14,022	128,548	166,871	186,675
Note payable to Potlatch	—	100,000	100,000	100,000	100,000
Stockholders' equity/ Potlatch's net investment	**363,736**	180,989	268,032	328,772	423,951
Capital expenditures	**19,328**	21,306	20,531	27,505	43,412
Land, plant and equipment, net	**364,024**	389,867	413,072	441,356	469,146
Total assets	**947,463**	683,266	697,953	741,011	821,620
Basic net earnings (loss) per common share	**$ 16.06**	$ 0.86	$ 2.23	$ 1.84	$ (0.77)
Basic average common shares outstanding	**11,360**	11,355	11,355	11,355	11,355
Diluted net earnings (loss) per common share	**$ 15.50**	$ 0.86	$ 2.23	$ 1.84	$ (0.77)
Diluted average common shares outstanding	**11,770**	11,355	11,355	11,355	11,355

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited financial statements and notes thereto that appear elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this report.

OVERVIEW

We were a subsidiary of Potlatch Corporation, which we refer to as Potlatch, until our spin-off on December 16, 2008. Unless the context otherwise requires or unless otherwise indicated, references in this report to "Clearwater Paper Corporation," "we," "our," "our company" and "us" refer:

- for all periods prior to the spin-off, to the Consumer Products, Pulp and Paperboard and Wood Products businesses separated from Potlatch in the spin-off; and
- for all periods following the spin-off, to Clearwater Paper Corporation.

Business

Clearwater Paper Corporation is a leading producer of private label tissue and paperboard products. Our products are primarily pulp-based and manufactured in the United States. Our private label tissue products are sold in grocery stores in the United States, and our market bleached paperboard is sold in the high-end segment of the packaging industry. We also manufacture wood products, including appearance grade cedar and dimensional framing lumber products. We are vertically integrated and produce a significant amount of the pulp required in our tissue and paperboard businesses.

As of December 31, 2009, our business was organized into three reporting segments:

- Our Consumer Products segment manufactures tissue products sold on a private label basis primarily to major grocery store chains. We operate two tissue mills with related converting facilities in Idaho and Nevada, and an additional converting facility located in Illinois. The segment's net sales were $554.0 million in 2009, representing approximately 43% of our net sales, before elimination of intersegment net sales. Intersegment net sales were $0.1 million in 2009.
- Our Pulp and Paperboard segment manufactures bleached paperboard and bleached softwood pulp. We operate two pulp and paperboard mills, one located in Arkansas and one in Idaho. Most of our pulp production is used in the manufacture of our paperboard products or transferred to our Consumer Products segment for use in the production of tissue products. The segment's net sales were $686.8 million in 2009, representing approximately 52% of our net sales, before elimination of intersegment net sales. Intersegment net sales, consisting of the sale of pulp to our Consumer Products segment, were $53.4 million in 2009.
- Our Wood Products segment produces dimensional framing lumber and appearance grade cedar products for the building products market at a mill located in Idaho. The Wood Products segment's net sales were $70.3 million in 2009, representing approximately 5% of our net sales, before elimination of intersegment net sales. Intersegment net sales, consisting primarily of sales of residual wood fiber used in our pulp-making operations, were $7.6 million in 2009.

Recent Development

Announced Expansion Plans

The company announced on February 18, 2010, our intention to build a tissue converting facility in the Southeastern United States as part of our plans to expand our Consumer Products segment business. This site is expected to have two initial converting lines, producing both conventional and TAD tissue products, and is expected to cost approximately $30 million to build, and is anticipated to be completed in the second quarter of 2011. Our expectation is that approximately 40% of the project cost will be incurred in 2010 and the remainder in the first half of 2011.

Simultaneous with the commencement of the construction of the converting facility, the company intends to continue our evaluation of the construction of a TAD paper machine and additional converting lines at the same facility site. The paper machine under consideration would be a high capacity machine that is able to produce approximately 70,000 tons annually, or the equivalent of approximately 10 million cases. This type of machine typically takes about two years to build and generally costs over $120 million (excluding land and building costs). Associated with the TAD paper machine, we would plan to add five additional converting lines at a total expected cost of approximately $40 million.

Highlights

Alternative Fuel Mixture Tax Credit

We are registered with the Internal Revenue Service, or IRS, as an alternative fuel mixer and have received refundable tax credit payments in connection with our use of "black liquor," a by-product of the pulp manufacturing process, in an alternative fuel mixture to produce energy at our pulp mills. The amount of the refundable tax credit is equal to $0.50 per gallon of alternative fuel mixture used. The alternative fuel mixture tax credit expired on December 31, 2009.

For 2009, we recorded income of $170.6 million in our financial statements related to the alternative fuel mixture tax credit. Through December 31, 2009 we had received payments of $87.4 million related to the alternative fuel mixture tax credit. Subsequent to December 31, 2009, we have received an additional $19.4 million of cash related to the alternative fuel mixture tax credits earned in 2009.

Beginning in the third quarter of 2009, we elected not to continue our prior practice of making periodic requests for payments related to the alternative fuel mixture tax credit and instead elected to claim the credit on our 2009 income tax return. The amount of credit we recorded since this change that we will claim on our 2009 income tax return is $83.2 million and is included in "Taxes receivable" on our Balance Sheet.

We believe there is a reasonable basis to exclude the $170.6 million of alternative fuel mixture tax credits recorded in 2009 from taxable income. However, in accordance with guidance relating to accounting for uncertainty in income taxes, we have established a liability of $66.4 million at December 31, 2009, which is classified as non-current "Accrued taxes" on our Balance Sheet.

Liquidity

As a result of funds from operations and funds from the receipt of alternative fuel mixture tax credits, our balance sheet and liquidity are currently in a strong position. At December 31, 2009, we had $190.8 million of cash and short-term investments. This puts us at a net debt-free position, which we believe will enhance our ability to pursue growth opportunities.

Components and Trends in our Business

Our operating results have been and will continue to be influenced by a variety of factors, including the cyclical nature of the pulp and paperboard industry, competition, the efficiency and level of capacity utilization of our manufacturing operations, changes in our principal expenses such as for wood fiber and energy, and other factors.

Net Sales

Prices for our consumer tissue products primarily tend to follow the prices of branded tissue products, although we set our prices based on the best interests of our customer and our company. Demand and pricing for our pulp and paperboard products is largely determined by general global market conditions. Paperboard prices were relatively stable in 2009 compared to prior years, while market conditions for pulp, although still weak, improved slightly from early 2009. Demand for our wood products is largely related to the U.S. housing market, which continues to be in a prolonged downturn.

Our businesses experience cyclical market conditions and, as a result, historical prices for our products and sales volumes have been volatile. Product pricing is significantly affected by the relationship between supply and demand for our products. Product supply in the industries in which we operate is influenced primarily by fluctuations in available manufacturing capacity. Capacity in these industries tends to increase during periods when prices remain strong. In addition, currency exchange rates affect U.S. supplies of paperboard, as non-U.S. manufacturers are attracted to the U.S. market when the dollar is relatively strong. Our paperboard business, through exports, has benefited significantly from weakness in the U.S. dollar over the past few years.

Demand for our products is related to the state of the North American economy in general, as well as, in the case of our paperboard products, the economies of East Asia. The demand for our wood products is affected by the level of new residential construction activity and, to a lesser extent, home repair and remodeling activity, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth and other factors.

The markets for our products are highly competitive and companies that have substantially greater financial resources than we do compete with us in each of our markets. In addition, our industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover variable costs. These conditions have contributed to substantial price competition, particularly during periods of reduced demand. Some of our competitors have lower production costs and, as a result, these competitors may be less adversely affected than we are by price decreases.

Net sales consist of sales of consumer tissue, pulp and paperboard and wood products, net of discounts, returns and allowances and any sales taxes collected. Sales taxes, when collected, are recorded as a current liability until remitted to the appropriate governmental entities.

Operating Expenses

Other than labor and maintenance costs, our principal operating expense items are wood fiber, energy, chemicals and transportation. Prices for these items are volatile and directly affect our results of operations. Input costs for several of our larger cost elements, mainly wood fiber, transportation, energy and chemicals, decreased significantly in 2009 compared to 2008 largely in relation to the overall state of the U.S. and global economies. As economic conditions improve, we expect at least some upward pressure on these costs. Competitive market conditions can limit our ability to pass cost increases through to our customers.

Wood fiber. Our most significant operating expense is the cost of wood fiber needed to supply our manufacturing facilities. In 2009, fiber costs totaled $330.9 million, or 30% of our cost of sales. Both wood chips and sawdust are used in the process of making pulp. We rely on residual wood fibers, such as wood chips and sawdust generated by lumber mill operations and wood chips specifically produced for us by contract wood chipping operations. Prices for this wood fiber can fluctuate greatly. Our average production cost for wood chips and sawdust was approximately $178 per ton in 2009, a decrease of 12% over the approximately $203 per ton in 2008. Overall lumber production in Idaho increased in 2009 compared to 2008 creating more residual chips and sawdust and decreasing the dependency on higher priced whole log chips. In 2009, we acquired a significant portion of our wood fiber requirements from Potlatch, with the remainder purchased from third parties pursuant to short-term contracts and in the spot market. In connection with the spin-off in late 2008, we entered into fiber supply agreements with Potlatch for our Idaho pulp facility, which will likely cover volumes of wood fiber similar to what we acquired from Potlatch in 2009 and will continue through 2011. These agreements will employ a substantially similar market pricing methodology as reflected in our historical financial statements.

Maintenance and repairs. We regularly incur significant expenses to maintain our manufacturing equipment. Maintenance and repair costs totaled $96.9 million, or 9% of our cost of sales in 2009. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We perform routine maintenance on our machines and periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In 2009, equipment maintenance and repair expenses, including labor, were $22.1 million in our Consumer Products segment, $70.1 million in our Pulp and Paperboard segment and $4.7 million in our Wood Products segment.

Major equipment maintenance and repair in our Pulp and Paperboard segment also requires maintenance shutdowns generally lasting up to one week per year at our Idaho facility and up to one week approximately every 18 months at our Arkansas facility, which increases costs and may reduce net sales in the quarters in which the maintenance shutdowns occur. Periodically, major equipment shutdowns extend beyond one week in duration for large scale maintenance, such as extensive boiler repairs. Major maintenance and repair expense for 2010 is expected to be approximately $20-25 million, with more than 80% of these costs being incurred in the first quarter, as a result of the rescheduling of maintenance work from 2009.

In addition to ongoing maintenance and repair expenses, we make capital expenditures to increase our operating efficiency and to comply with environmental laws. In 2009, we spent $19.3 million on capital expenditures. Our estimated capital expenditures for 2010 are expected to be between $40 million and $45 million, including an estimated $12.0 million for our Southeastern United States expansion.

Energy. Energy is another significant manufacturing expense. We use energy in the form of electricity, hog fuel, steam and natural gas. Our expenses for energy used in our manufacturing processes were 9% of our cost of sales or $96.2 million in 2009. Energy prices have fluctuated widely over the past decade. In 2009 we experienced lower costs than in 2008. We have taken steps to reduce our exposure to volatile energy prices through conservation and by increasing our internal electrical production at our cogeneration facility that produces steam and electricity in Idaho. In addition, to help mitigate our exposure to changes in natural gas prices, we have used firm-price contracts to supply a portion of our natural gas requirements. As of December 31, 2009, these contracts covered approximately 12% of our expected average monthly natural gas requirements for the Pulp and Paperboard and Consumer Products segments for 2010. Our energy costs in future periods will depend principally on our ability to produce a substantial portion of our electricity needs internally, on changes in market prices for natural gas and on reducing energy usage.

Chemicals. We consume a significant amount of chemicals in the production of pulp and paperboard. Important chemicals we use include polyethylene, starch, sodium chlorate, caustic, latex and specialty process paper chemicals. Our chemical costs totaled $123.2 million in 2009 or 11% of our cost of sales. Many of our chemicals are purchased under long-term contracts, which provide more stability than open-market purchases. However, many of these contracts have pricing mechanisms that adjust with published price indices.

Transportation. Petroleum prices also impact our operating results. High fuel prices result in increased transportation costs related to delivery of raw materials to our manufacturing facilities and for the delivery of our finished products to customers. Increasing fuel prices particularly affect our Consumer Products margins because we supply customers throughout the United States from our tissue mills in Idaho and Nevada, and we transport bulk, unconverted jumbo tissue rolls, or parent rolls, from our tissue mills in the Western U.S. to our Illinois tissue converting facility. Transportation costs for our Consumer Products segment were $59.1 million in 2009. Our total transportation costs were $116.8 million or 10% of our cost of sales for 2009. In addition, many of the chemicals used in our manufacturing processes, particularly in the pulp-making process, are petroleum-based and are indirectly impacted by petroleum prices.

Selling, general and administrative expenses.

Selling, general and administrative expenses of $71.1 million primarily consist of compensation and associated costs for sales and administrative personnel, as well as commission expenses related to sales of our products. We expect our selling, general and administrative costs to fluctuate as we continue to properly staff our administrative functions and implement additional cost controls and procedures.

Interest expense.

Interest expense in 2009 primarily includes interest on the $100.0 million note payable to Potlatch in connection with our spin-off, prior to the satisfaction of that obligation in June 2009, as well as interest associated with $150.0 million of senior notes issued by us in June 2009 and with our revolving credit facility. We expect quarterly interest expense in 2010 to remain relatively consistent with the amounts recorded in the fourth quarter of 2009 unless we modify our debt structure.

Income taxes.

Income taxes are based on reported earnings and tax rates in the jurisdictions in which our operations occur and offices are located, adjusted for available credits, changes in valuation allowances and differences between reported earnings and taxable income using current tax laws and enacted tax rates. In 2009, our effective rate was 33.8%.

CRITICAL ACCOUNTING ESTIMATES

Our accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts of net sales, expenses, assets and liabilities reported. The following are critical accounting matters which are both very important to the portrayal of our financial condition and results of operations and require some of management's most difficult, subjective and complex judgments. The accounting for these matters involves forming estimates based on current facts, circumstances and assumptions which, in management's judgment, could change in a manner that would materially affect management's future estimates with respect to such matters and, accordingly, could cause our future reported financial condition and results of operations to differ materially from financial results reported based on management's current estimates. Changes in these estimates are recorded periodically based on updated information. Our significant accounting policies are discussed in Note 2 of our financial statements in Item 8.

Long-lived assets. A significant portion of our total assets are invested in our manufacturing facilities. Also, the cyclical patterns of our businesses cause cash flows to fluctuate by varying degrees from period to period. As a result, long-lived assets are a material component of our financial position with the potential for material change in valuation if assets are determined to be impaired. We account for impairment of long-lived assets in accordance with guidance provided by the Financial Accounting Standards Board, or FASB, regarding impairment or disposal of long-lived assets. This guidance requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as measured by its undiscounted estimated future cash flows.

We use our operational budgets to estimate future cash flows. Budgets are inherently uncertain estimates of future performance due to the fact that all inputs, including net sales, costs and capital spending, are subject to frequent change for many different reasons. Because of the number of variables involved, the interrelationship between the variables and the long-term nature of the impairment measurement, sensitivity analysis of individual variables is not practical. Budget estimates are adjusted periodically to reflect changing business conditions, and operations are reviewed, as appropriate, for impairment using the most current data available.

We believe we have adequate support for the carrying value of all of our assets based on anticipated cash flows that will result from our estimates of future demand, pricing, and production costs, assuming certain levels of capital expenditures.

Pension and postretirement employee benefits. The determination of pension plan expense and the requirements for funding our pension plans are based on a number of actuarial assumptions. Two critical assumptions are the discount rate applied to pension plan obligations and the rate of return on plan assets. For other postretirement employee benefit, or OPEB, plans, which provide certain health care and life insurance benefits to qualified retired employees, critical assumptions in determining OPEB expense are the discount rate applied to benefit obligations and the assumed health care cost trend rates used in the calculation of benefit obligations.

Note 9 to our financial statements includes information for the three years ended December 31, 2009, on the components of pension and OPEB expense and the underlying actuarial assumptions used to calculate periodic expense, as well as the funded status for our pension and OPEB plans as of December 31, 2009 and 2008.

The discount rate used in the determination of pension benefit obligations and pension expense is a weighted average benchmark rate based on high-quality fixed income investment interest rates. At December 31, 2009, we calculated obligations using a 5.75% discount rate. The discount rates used at December 31, 2008 and 2007 were 6.15% and 6.40%, respectively. To determine the expected long-term rate of return on pension assets, we employ a process that analyzes historical long-term returns for various investment categories, as measured by appropriate indices. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at our determination of a composite expected return. Over the past 32 years, the period the pension assets have been actively managed, the actual average annual return on pension plan assets has been approximately 12%, as of December 31, 2009.

Total periodic pension plan expense in 2009 was $10.8 million. An increase in the discount rate or the rate of expected return on plan assets, all other assumptions remaining the same, would decrease pension plan expense, and conversely, a decrease in either of these measures would increase plan expense. As an indication of the sensitivity that pension expense has to the discount rate assumption, a 25 basis point change in the discount rate would affect annual plan expense by approximately $0.8 million. A 25 basis point change in the assumption for expected return on plan assets would affect annual plan expense by approximately $0.6 million. The actual rates of return on plan assets may vary significantly from the assumptions used because of unanticipated changes in financial markets.

Our company-sponsored pension plans were underfunded by $95.9 million at December 31, 2009 and $91.2 million at December 31, 2008. As a result, we will make contributions of approximately $3.9 million (plus interest) to our qualified pension plans for the 2009 tax year. Although related to the 2009 tax year, payment of these contributions is not required until September 2010. We expect our required contributions to be approximately $8.5 million (plus interest) to our qualified pension plans for the 2010 tax year, payable by September 2011. In addition, we estimate contributions will total approximately $0.2 million in 2010 to our non-qualified pension plan. We do not anticipate funding our OPEB plans in 2010 except to pay benefit costs as incurred during the year by plan participants.

For our OPEB plans, expense for 2009 was $10.9 million. The discount rate used to calculate OPEB obligations, which was determined using the same methodology we used for our pension plans, was 5.75%, 6.15% and 6.40% at December 31, 2009, 2008 and 2007, respectively. The assumed health care cost trend rate used to calculate OPEB obligations and expense was 7.50% in 2009, grading to 5.00% over approximately 60 years.

As an indication of the sensitivity that OPEB expense has to the discount rate assumption, a 25 basis point change in the discount rate would affect plan expense by approximately $0.5 million. A 1% change in the assumption for health care cost trend rates would have affected 2009 plan expense by approximately $0.8 to $1.0 million and the total postretirement employee obligation by approximately $12.4 to $14.6 million. The actual rates of health care cost increases may vary significantly from the assumption used because of unanticipated changes in health care costs.

Periodic pension and OPEB expenses are included in "Cost of sales" and "Selling, general and administrative expenses" in the Statements of Operations. The expense is allocated to all business segments. In accordance with current accounting guidance governing defined benefit pension and other postretirement plans, at December 31, 2009 and 2008, long-term assets are recorded for overfunded plans and liabilities are recorded for underfunded plans. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For underfunded plans, the estimated liability to be payable in the next twelve months is recorded as a current liability, with the remaining portion recorded as a long-term liability.

Income taxes. The conclusion that deferred tax assets are realizable is subject to certain assessments, projections and judgments made by management. In assessing whether deferred tax assets are realizable, the standard we use is whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. We consider the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected taxable income, and amounts of taxable income we would have generated historically if we had been a stand-alone company in making this assessment. In order to fully realize the deferred tax asset, we will need to generate future taxable income before the expiration of the deferred tax assets governed by the tax code.

Based on existing deferred tax liabilities and projected taxable income over the periods for which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of these future deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The company has tax jurisdictions located in many areas of the United States and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of the company's financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters and applies the guidance pursuant to uncertain tax positions which employs a more likely than not criteria approach for recording tax benefits related to uncertain tax positions. While actual results could vary, in management's judgment, the company has adequate tax accruals with respect to the ultimate outcome of such unresolved tax matters.

RESULTS OF OPERATIONS

Except for the period from December 16, 2008, through December 31, 2009, when we operated as and were accounted for as a separate public company, our results of operations and financial condition discussed below cover periods prior to the spin-off and related transactions. The historical financial and other data were prepared on a combined basis from Potlatch's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Potlatch's Consumer Products and Pulp and Paperboard segments and its Wood Products operations at Lewiston, Idaho, and give effect to allocations of expenses from Potlatch. Our historical financial and other data is not necessarily indicative of our future performance, nor do they necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity prior to the spin-off.

At December 31, 2009, our business was organized into three reporting segments: Consumer Products, Pulp and Paperboard, and Wood Products. Sales or transfers between segments are recorded as intersegment net sales based on prevailing market prices.

In the period-to-period discussion of our results of operations below, when we discuss our net sales, contributions by each of the segments to our net sales are reported after elimination of intersegment net sales. In the "Discussion of Business Segments" sections below, each segment's net sales are presented before elimination of intersegment net sales.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

The following table sets forth year-to-year changes in items included in our Statements of Operations for the years ended December 31, 2009 and 2008.

	YEARS ENDED DECEMBER 31,		
(In thousands)	**2009**	**2008**	**Change**
Net sales	**$1,250,069**	$1,255,309	$ (5,240)
Costs and expenses:			
Cost of sales	**1,052,151**	1,179,397	(127,246)
Selling, general and administrative expenses	**71,125**	47,428	23,697
	1,123,276	1,226,825	(103,549)
Alternative fuel mixture tax credit	**170,647**	—	170,647
Earnings before interest, debt retirement costs and income taxes	**297,440**	28,484	268,956
Interest expense, net	**(15,505)**	(13,147)	(2,358)
Debt retirement costs	**(6,250)**	—	(6,250)
Earnings before income taxes	**275,685**	15,337	260,348
Income tax provision	**93,221**	5,594	87,627
Net earnings	**$ 182,464**	**$ 9,743**	**$ 172,721**

Net sales—Total net sales decreased $5.2 million, or nearly 1%, in 2009 compared to 2008, primarily due to a 6% decrease in Pulp and Paperboard net sales and a 20% decrease in Wood Products net sales, mostly offset by an increase of 10% in Consumer Products net sales. As discussed in detail below under *Discussion of Business Segments,* the decrease in net sales was driven by lower volumes for our paperboard products which were partially offset by modest price increases. Our lumber and pulp shipments to external parties increased in 2009 but were more than offset by lower prices. Our Consumer Products volumes and prices were both up 5% from 2008.

Cost of sales—Cost of sales was 84% and 94% of net sales, respectively, for the years ended December 31, 2009 and 2008. The decrease of $127.2 million, or 11%, from 2008 to 2009 was primarily due to two factors. Wood fiber costs dropped overall as the price of logs declined significantly due to the poor housing market. Petroleum costs and petroleum based product costs also declined due to the general economic decline, which resulted in lower natural gas prices, lower transportation costs and a reduction in the costs of petroleum based chemicals used in our production processes.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $23.7 million in 2009 compared to 2008. The increase was primarily due to higher annual incentive-based compensation related expenses and the costs associated with additional director fees recorded in 2009 as a result of an increase in the value of equity based awards. The increase is also due to additional corporate administration expenses associated with being a new, independent, publicly traded company, such as audit fees, relocation costs and consulting costs associated with hiring new executives and the consolidation of our corporate functions in a new headquarters. Selling, general and administrative expenses for 2008 were favorably affected by approximately $2.0 million of income from legal settlements.

Alternative fuel mixture tax credit—In 2009, we recorded $170.6 million of pre-tax income related to the alternative fuel mixture tax credit for the period from late January 2009 through December 2009.

Interest expense, net—Interest expense, net increased $2.4 million, or 18% in 2009 compared to 2008. Interest expense on the note payable to Potlatch was $5.2 million in 2009, compared to $13.0 million in 2008. As discussed previously, in June 2009 we issued $150.0 million of senior notes and used a portion of the proceeds to satisfy our $100.0 million note payable obligation to Potlatch. Interest expense on the $150.0 million senior notes was $9.3 million in 2009. In 2009, we also incurred approximately $1.3 million of interest expense related to our credit facility. Partially offsetting the interest expense was $0.3 million in interest income we recorded in 2009.

Debt retirement costs—We recorded approximately $6.3 million of expenses in 2009 associated with the retirement of our $100.0 million note payable obligation to Potlatch. The $100.0 million note payable represented the principal amount of credit sensitive debentures originally issued by an affiliate of Potlatch. Prior to our spin-off, we agreed to retain the obligation to pay all amounts due to the holders of these debentures. The $6.3 million expense represented the remaining interest obligation due to holders of the debentures on December 1, 2009, the maturity date of the credit sensitive debentures.

Income tax provision—Our income tax provision increased $87.6 million in 2009 compared to 2008, primarily due to increased operating earnings. The recognition of federal renewable energy tax credits of $9.9 million partially offset the higher income tax provision. Excluding the renewable energy tax credits, the effective tax rate was 37.4% for 2009, compared to an effective tax rate of 36.5% for 2008. The tax provision for 2008 was calculated primarily on a "carve-out" accounting basis since our businesses were part of Potlatch for the majority of that period, whereas the 2009 tax provision is reflective of the company's operations and tax attributes as a stand-alone entity.

DISCUSSION OF BUSINESS SEGMENTS

	YEARS ENDED DECEMBER 31,		
(In thousands)	2009	2008	Change
Segment net sales:			
Consumer Products	**$ 554,034**	$ 504,597	$ 49,437
Pulp and Paperboard:			
Paperboard	**612,787**	644,436	(31,649)
Pulp	**73,946**	92,304	(18,358)
Other	**100**	844	(744)
	686,833	737,584	(50,751)
Wood Products	**70,319**	89,014	(18,695)
	1,311,186	1,331,195	(20,009)
Elimination of intersegment net sales	**(61,117)**	(75,886)	14,769
Total segment net sales	**$1,250,069**	$1,255,309	$ (5,240)
Operating income (loss):			
Consumer Products	**$ 122,117**	$ 37,321	$ 84,796
percent of segment net sales before eliminations	**22%**	7%	
Pulp and Paperboard	**210,236**	18,916	191,320
percent of segment net sales before eliminations	**31%**	3%	
Wood Products	**(18,342)**	(14,479)	(3,863)
percent of segment net sales before eliminations	**N/A**	N/A	
	314,011	41,758	272,253
Corporate and eliminations	**(16,571)**	(13,274)	(3,297)
Total earnings before interest, debt retirement costs and income taxes	**$ 297,440**	$ 28,484	$268,956

Net sales for our Consumer Products segment increased $49.4 million, or 10%, in 2009 from 2008. Operating income for the segment increased $84.8 million, or 227%, in 2009 compared to 2008, primarily due to approximately $24.8 million in higher net selling prices and approximately $24.6 million related to increased shipments. The higher net selling prices were driven by the increased sales of premium and ultra quality tissue products. Segment expenses decreased $35.3 million in 2009. The decrease was primarily the result of decreased transportation costs of approximately $14.2 million, energy costs of approximately $4.5 million, pulp costs of approximately $27.1 million and packaging costs of approximately $1.9 million. This was partially offset by increased usage of purchased paper of approximately $10.1 million and other costs due to higher volumes.

Net sales for our Pulp and Paperboard segment were $686.8 million in 2009 or 7% lower than 2008 net sales of $737.6 million. Operating income for the segment increased $191.3 million in 2009 over 2008 due primarily to $170.6 million of pre-tax income related to the alternative fuel mixture tax credit for the period from late January 2009 through December 2009. Paperboard net sales decreased $31.6 million, or 5%, in 2009 over 2008. Lower paperboard shipments accounted for approximately $47.1 million of the net sales decrease, while higher paperboard prices offset this decrease by approximately $15.5 million. Pulp net sales were $73.9 million in 2009, compared to $92.3 million in 2008. Decreased pulp pricing accounted for virtually all of the decrease. Expenses for the segment decreased approximately $71.4 million in 2009. This decrease was primarily due to lower costs of $33.4 million for wood fiber, $20.5 million for chemicals and $12.8 million for energy. The decreased wood fiber costs were largely attributable to lower chip and sawdust prices for our Idaho pulp and paperboard operation in 2009 compared to 2008. The lower chip and sawdust prices were primarily the result of increased availability of residuals throughout 2009 as compared to 2008.

The Wood Products segment reported net sales of $70.3 million in 2009, a 21% decrease from 2008. The segment's operating loss increased $3.9 million, or 27%, in 2009 over 2008, primarily due to a 23% decrease in net selling prices for our lumber products in 2009. Expenses for the segment decreased $14.8 million compared to 2008 expenses due primarily to lower log costs.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

The following table sets forth year-to-year changes in items included in our Statements of Operations for the years ended December 31, 2008 and 2007.

(In thousands)	YEARS ENDED DECEMBER 31, 2008	2007	Change
Net sales	$1,255,309	$1,183,032	$ 72,277
Costs and expenses:			
Cost of sales	1,179,397	1,083,824	95,573
Selling, general and administrative expenses	47,428	46,801	627
	1,226,825	1,130,625	96,200
Earnings before interest and income taxes	28,484	52,407	(23,923)
Interest expense, net	(13,147)	(13,000)	(147)
Earnings before income taxes	15,337	39,407	(24,070)
Income tax provision	5,594	14,073	(8,479)
Net earnings	**$ 9,743**	**$ 25,334**	**$(15,591)**

Net sales—Total net sales increased $72.3 million, or 6%, in 2008 compared to 2007, primarily due to a 12% increase in Consumer Products net sales and a 9% increase in Pulp and Paperboard net sales, partially offset by a 31% decrease in Wood Products net sales. As discussed in detail below under *Discussion of Business Segments,* the increase in net sales was driven by higher net selling prices and shipment volumes for both our consumer tissue and paperboard products. Lower lumber net selling prices and decreased lumber and pulp shipments to external customers partially offset the favorable comparisons.

Cost of sales—Cost of sales were 94% and 92% of net sales, respectively, for the years ended December 31, 2008 and 2007. The increase of $95.6 million, or 9%, in 2008 over 2007 was primarily due to increased Pulp and Paperboard and Consumer Products segment expenses of 14% and 8%, respectively. As discussed below, the increase in Consumer Products expenses was largely due to increased costs for transportation, energy, pulp and packaging supplies, as well as costs associated with increased shipment volumes, and the higher Pulp and Paperboard expenses were primarily driven by increased costs for wood fiber, chemical and energy, and increased costs associated with increased shipment volumes.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $0.6 million in 2008 compared to 2007.

Interest expense—Interest expense on the note payable to Potlatch was $13.0 million in both 2008 and 2007. In addition, we incurred approximately $0.1 million of interest in the last two weeks of 2008 related to the outstanding balance on our credit facility.

Income tax provision—Our income tax provision decreased $8.5 million in 2008 compared to 2007, primarily due to decreased earnings. The effective tax rate was 36.5% for 2008 and 35.7% for 2007.

DISCUSSION OF BUSINESS SEGMENTS

(In thousands)	YEARS ENDED DECEMBER 31, 2008	2007	Change
Segment net sales:			
Consumer Products	$ 504,597	$ 451,972	$ 52,625
Pulp and Paperboard:			
Paperboard	644,436	569,380	75,056
Pulp	92,304	102,606	(10,302)
Other	844	1,070	(226)
	737,584	673,056	64,528
Wood Products	89,014	121,359	(32,345)
	1,331,195	1,246,387	84,808
Elimination of intersegment net sales	(75,886)	(63,355)	(12,531)
Total segment net sales	$1,255,309	$1,183,032	$ 72,277
Operating income (loss):			
Consumer Products	$ 37,321	$ 17,622	$ 19,699
percent of segment net sales before eliminations	7%	4%	
Pulp and Paperboard	18,916	45,066	(26,150)
percent of segment net sales before eliminations	3%	7%	
Wood Products	(14,479)	(109)	(14,370)
percent of segment net sales before eliminations	N/A	N/A	
	41,758	62,579	(20,821)
Corporate and eliminations	(13,274)	(10,172)	(3,102)
Total earnings before interest and income taxes	$ 28,484	$ 52,407	$(23,923)

Operating income for our Consumer Products segment increased $19.7 million, or 112%, in 2008 from 2007. Net sales for the segment increased $52.6 million, or 12%, in 2008 compared to 2007, primarily due to approximately $38.8 million in higher net selling prices and $13.8 million related to increased shipments. The higher net sales for 2008 were due to increases in selling prices and increased sales of premium and ultra quality tissue products. Segment expenses increased $32.9 million, or 8%, in 2008 over 2007. The increase was primarily the result of increases in transportation costs of approximately $10.3 million, energy costs of approximately $5.7 million, pulp costs of approximately $5.1 million and packaging costs of approximately $5.1 million.

Operating income for our Pulp and Paperboard segment was $18.9 million in 2008 or 58% lower than 2007 operating income of $45.1 million. Net sales for the segment increased $64.5 million, or 10%, in 2008 over 2007. Paperboard net sales increased $75.1 million, or 13%, in 2008 over 2007. Higher paperboard net selling prices accounted for approximately $52.5 million of the net sales increase, while higher shipment volumes accounted for approximately $22.6 million of the increase. Pulp net sales were $92.3 million in 2008, compared to $102.6 million in 2007. Decreased shipments of pulp to external customers accounted for virtually all of the decrease, as average pulp net selling prices for 2008 were essentially unchanged from 2007. Expenses for the segment increased $90.7 million, or 14%, in 2008 over 2007. This increase was primarily due to higher costs of approximately $40.0 million for wood fiber, approximately $21.5 million for chemicals and approximately $17.3 million for energy. The increased wood fiber costs were largely attributable to higher chip and sawdust prices for our Idaho pulp and paperboard operation in 2008 compared to 2007. The high chip and sawdust prices were primarily the result of continued reduced supplies throughout 2008 due to the closure of a number of sawmills located in the Western United States.

The Wood Products segment reported an operating loss of $14.5 million, a significantly higher loss than the $0.1 million loss for 2007. Net sales for the segment decreased $32.3 million, or 27%, in 2008 over 2007, primarily due to an 18% decrease in shipments and a 16% decrease in net selling prices for our lumber products in 2008. In 2008, we took seven weeks of downtime at our Lewiston, Idaho lumber mill. Expenses for the segment were $103.5 million, a 15% decrease compared to 2007 expenses due primarily to lower costs associated with decreased sales volumes and lower log costs.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents information regarding our cash flows for the years ended December 31, 2009, 2008 and 2007.

Cash Flows Summary

(In thousands)	YEARS ENDED DECEMBER 31, 2009	2008	2007
Net cash provided by operating activities	**$ 224,764**	$ 42,058	$108,500
Net cash used for investing activities	**(196,387)**	(31,531)	(20,499)
Net cash used for financing activities	**(28,771)**	(7,318)	(88,162)
Increase (decrease) in cash	**(394)**	3,209	(161)
Balance at beginning of year	**3,218**	9	170
Balance at end of year	**$ 2,824**	$ 3,218	$ 9

Net cash provided by operating activities in 2009 totaled $224.8 million, compared with $42.1 million in 2008 and $108.5 million in 2007. The favorable 2009 comparison to 2008 was attributable to higher net earnings, which were due to the recognition of income from the alternative fuel mixture tax credit and increased operating income. The higher net earnings were partially offset by cash used for working capital changes in 2009. Working capital increased in 2009 due largely to the recording of $83.2 million in taxes receivable associated with the alternative fuel mixture tax credit. Beginning in August 2009, we elected to defer receiving payments for the alternative fuel mixture tax credit and instead elected to claim the credit on our 2009 income tax return. The increase in taxes receivable was partially offset by the establishment of $73.5 million in non-current accrued taxes associated with the accounting for uncertain tax positions. The decrease in operating cash flows from 2007 to 2008 was due to cash used for working capital requirements in 2008, compared to cash provided from working capital changes in 2007, and lower net earnings in 2008 versus 2007.

Net cash used for investing activities was $196.4 million in 2009, $31.5 million in 2008 and $20.5 million in 2007. The increase from 2008 to 2009 was due to the addition of $177.1 million of short-term investments reflecting the investment of our cash assets, including cash generated from the alternative fuel mixture tax credit, a portion of the proceeds from our $150.0 million senior note offering, and cash from operations. The increase from 2007 to 2008 was due to an increase in short-term investments of $10.8 million. Over the last two years, we have increased our short-term investments by $187.9 million. Capital expenditures have been consistent at approximately $20.0 million per year. The majority of our capital expenditures in 2009 were spent on various discretionary, high-return projects for the Consumer Products and Pulp and Paperboard segments, as well as various routine general replacement projects for each of our segments.

Net cash used for financing activities was $28.8 million in 2009, compared to $7.3 million in 2008 and $88.2 million in 2007. The increase in 2009 compared to 2008 primarily consisted of the repayment of payables to Potlatch and the repayment of $50.0 million in borrowings under our revolving credit facility. These were partially offset by net proceeds from long-term debt of $38.9 million, reflecting the issuance of $150.0 million principal amount of senior notes less amounts associated with the satisfaction of the $100.0 million note payable to Potlatch. Cash used for financing activities in 2008 and 2007 primarily consisted of net payments to Potlatch in accordance with Potlatch's centralized approach to cash management prior to the spin-off. Partially offsetting the net payments to Potlatch in 2008 were increases in notes and other short-term payables totaling $66.5 million, which included $50 million in borrowings under our revolving credit facility outstanding at December 31, 2008.

Capital Resources

Against the backdrop of a slowly recovering economy, as well as the competitive and cyclical nature of the markets in which we operate, there is uncertainty regarding the amount of cash flows we will generate during the next 12 months. However, we believe that our cash flows from operations as well as our cash, short-term investments and available borrowing capacity under our revolving credit facility will be adequate to fund debt service requirements and provide cash required to support our ongoing operations, capital expenditures, and working capital needs for the next 12 months.

We cannot be certain, however, that our business will generate sufficient cash flow from operations or that future borrowing will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we make substantial capital expenditures or consummate an acquisition, our debt service requirements could increase. We may be required to refinance all or a portion of our indebtedness on or before maturity. We cannot be certain that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

At December 31, 2009, our financial position included debt of $148.3 million, compared to the balance of $150.0 million at December 31, 2008, including $50.0 million in borrowings under our revolving credit facility. Stockholders' equity at December 31, 2009, was $363.7 million, compared to the December 31, 2008, balance of $181.0 million. The ratio of debt to stockholders' equity was 0.41 to 1.0 at December 31, 2009, compared to 0.83 to 1.0 at December 31, 2008.

Debt Arrangements

On June 11, 2009, we sold $150 million aggregate principal amount of senior notes. The notes are due on June 15, 2016, have an interest rate of 10.625% and were issued at a price equal to 98.792% of their face value. The issuance of these notes generated net proceeds of approximately $144.0 million after deducting discounts and offering expenses. We transferred approximately $107 million of these proceeds to a trustee in satisfaction of our obligation related to the indenture under which $100 million principal amount of credit sensitive debentures due December 1, 2009, were originally issued by an affiliate of Potlatch. The obligation to repay the credit sensitive debentures and all interest through maturity was retained by us prior to the spin-off. The $107 million consisted of the $100 million principal amount underlying the credit sensitive debentures, plus approximately $6.3 million recorded as "Debt retirement costs" on our Statement of Operations representing our interest obligation due to holders of the debentures on December 1, 2009, plus approximately $0.7 million included as "Restricted cash" on our Balance Sheet. The $0.7 million of restricted cash represented the difference between our current estimate of the interest payment due to holders of the debentures on December 1, 2009, and the interest payment that would be owed on December 1, 2009, if the maximum interest rate applicable to the credit sensitive debentures were to apply. The $0.7 million was returned to us during the fourth quarter of 2009 after payment of the $100.0 million principal amount and accrued interest on December 1, 2009, and thus is no longer included as restricted cash as of December 31, 2009.

The 10.625% senior notes due 2016 are general unsecured obligations and are therefore not secured by our assets. They are equal in right of payment with all existing and future unsecured senior indebtedness and are senior in right of payment to any future subordinated indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness, including borrowings under our secured revolving credit facility, which is secured by all accounts receivable, inventory and cash. The notes are unconditionally guaranteed by any future restricted subsidiary guarantors.

Prior to June 15, 2012, we may redeem, at any time at our option, up to 35% of the aggregate principal amount of the notes with the net proceeds of qualified equity offerings at a redemption price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest. We have the option to redeem all or a portion of the notes at any time prior to June 15, 2013 at a redemption price equal to 100% of the principal amount thereof plus a premium and accrued and unpaid interest.

The terms of the notes limit our ability and the ability of any restricted subsidiaries to borrow money; pay dividends; redeem or repurchase capital stock; make investments; sell assets; create restrictions on the payment of dividends or other amounts to us from any restricted subsidiaries; enter into transactions with affiliates; enter into sale and lease back transactions; create liens; and consolidate, merge or sell all or substantially all of our assets.

Our expected debt service obligation, consisting of cash payments for interest related to our senior notes, is estimated to be approximately $15.9 million for 2010.

Credit Arrangements

On November 26, 2008, we entered into a four-year $125 million revolving credit facility with certain financial institutions. The amount available to us under the revolving credit facility is based on the lesser of 85% of our eligible accounts receivable plus approximately 65% of our eligible inventory, or $125 million, in each case less a $10 million borrowing capacity reserve. Subject to certain conditions and agreement by the lenders, the $10 million borrowing capacity reserve may be made available for borrowing.

As of December 31, 2009, there were no borrowings outstanding under the credit facility, but approximately $2.5 million of the credit facility was being used to support outstanding standby letters of credit. Loans under the credit facility bear interest at LIBOR plus between 2.75% and 3.50% for LIBOR loans, and a base rate effectively equal to the agent bank's prime rate plus between 1.00% and 1.75% for other loans. The percentage margin on all loans is based on our fixed charge coverage ratio for the last twelve months, which is recalculated on a quarterly basis. As of December 31, 2009, we would have been permitted to draw $106.8 million under the credit facility at LIBOR plus 2.75%.

A minimum fixed charge coverage ratio is the only financial covenant requirement under our credit facility and is triggered when an event of default exists or when availability falls below 20%, at which time the minimum fixed charge coverage ratio must be at least 1.0 to 1.0. As of December 31, 2009, the fixed charge coverage ratio for the last twelve months was 4.5 to 1.0.

Our obligations under the revolving credit facility are secured by all accounts receivable, inventory and cash. The credit facility agreement contains various provisions that limit our discretion in the operation of our business by restricting our ability to, among other things:

- pay dividends or repurchase equity interests from our stockholders;
- create, incur or guarantee certain debt;
- incur liens on certain properties;
- make capital expenditures in amounts in excess of those permitted under the revolving credit agreement;
- enter into certain affiliate transactions;
- enter into certain hedging arrangements; and
- consolidate with or merge with another entity.

Shelf Registration

On January 5, 2010, we filed a registration statement on Form S-3 to register up to an aggregate of $250 million of debt and equity securities, which is designed to allow us to issue such securities in the future should we elect to do so. This shelf was put in place as part of our overall capital structure planning strategy and could be used, among other things, to allow us to pursue growth opportunities should they arise.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2009. Portions of the amounts shown are reflected in our financial statements and accompanying notes, as required by generally accepted accounting principles. See the footnotes following the table for information regarding the amounts presented and for references to relevant financial statement notes that include a detailed discussion of the item.

		PAYMENTS DUE BY PERIOD			
(In thousands)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt[1]	$148,285	$ —	$ —	$ —	$148,285
Interest on long-term debt[1]	103,596	15,938	31,876	31,876	23,906
Supply, Transition Services and related agreements with Potlatch[2]	99,674	45,666	47,094	6,567	347
Operating leases[3]	50,360	10,167	16,496	9,902	13,795
Purchase obligations[4]	137,747	103,957	26,029	7,613	148
Other obligations[5,6]	267,877	74,631	52,277	71,122	69,847
Total	$807,539	$250,359	$173,772	$127,080	$256,328

1 For more information regarding specific terms of our long-term debt, see the discussion under the heading "Debt Arrangements."

2 Represents payment obligations under the Lumber Sales and Marketing, Lease and Option, Log Supply, Hog Fuel Supply, St. Maries Residuals Sales and Transition Services agreements entered into in connection with the spin-off. Amounts shown in the table for these agreements use applicable market prices from December 2009 where specific fixed prices are not contained in the agreement. For purposes of the amounts shown in the table, we have assumed that each of these agreements will expire at the end of their initial term and will not be renewed by the parties.

3 See Note 13, "Commitments and Contingencies," in the notes to financial statements.

4 Purchase obligations consist primarily of trade accounts payable as of December 31, 2009, contracts for the purchase of raw materials (primarily pulp) from third parties other than Potlatch, contracts for outside wood chipping, contracts with railroads and contracts with natural gas and electricity providers.

5 Included in other obligations are accrued liabilities and accounts payable (other than trade accounts payable) as of December 31, 2009, as well as payments on qualified pensions and postretirement employee benefit plans. Since pension contributions are determined by factors that are subject to change each year, estimated payments on qualified pension plans included above are only for years 1-5 and are based on current estimates of minimum required contributions. Payments on postretirement employee benefit plans included above are based on expected future benefit payments for the next 10 years, as disclosed in Note 9, "Savings, Pension and Other Postretirement Employee Benefit Plans," in the notes to the financial statements.

6 Total excludes $73.5 million of unrecognized tax benefits due to the uncertainty of timing of payment. See Note 6, "Income Taxes," in the notes to the financial statements for additional information.

OFF-BALANCE SHEET ARRANGEMENTS

We currently are not a party to off-balance sheet arrangements that would require disclosure under this section.

ENVIRONMENTAL

Our operating facilities are subject to rigorous federal and state environmental regulation governing air emissions, wastewater discharges, and solid and hazardous waste management. We endeavor to comply with all environmental regulations and regularly monitor our activities to ensure compliance. Compliance with environmental regulations is a significant factor in our business and requires capital expenditures as well as additional operating costs. Capital expenditures specifically designated for environmental compliance totaled $1.0 million during 2009 and are expected to be $1.3 million in 2010.

Our pulp mill in Idaho discharges treated mill effluent into the nearby Snake River. Federal law requires that we comply with provisions of a National Pollution Discharge Elimination System, or NPDES, permit. In March 2005, the Environmental Protection Agency, or EPA, issued the current NPDES permit for the Idaho pulp mill. The NPDES permit requires, among other matters, a significant reduction in biochemical oxygen demand over the five-year period of the permit and also requires a reduction in the temperature of the effluent during the months of June through November each year. We have completed physical modifications to the effluent system to meet the requirements of this permit. We have requested and anticipate that the

EPA will modify the biological oxygen demand permit limits based on new information. The EPA is processing that permit modification at this time and we expect it will be finalized in the first half of 2010. Once finalized, we believe the permit modification will result in lower treatment costs for the facility. The current NPDES permit expires on April 30, 2010, and will thereafter be subject to a renewal process by the EPA.

Our Idaho facility uses an off-site landfill for disposing of ash and solid waste. Primary clarifier sludge is burned as a fuel in a boiler on-site. Our Arkansas facility has an on-site industrial landfill for disposal of sludge, lime and recausticizing process solids. This landfill has an estimated remaining life of approximately 19 years. The mill complies with an NPDES permit that was renewed in 2007.

Our Idaho and Arkansas facilities are both Environmental Protection Agency Cluster Rule compliant. The EPA has developed Maximum Achievable Control Technology, or MACT, standards for air emissions from pulp and paper facilities. We have complied with the applicable MACT standards.

Our Consumer Products segment's manufacturing operations routinely produce air emissions, water discharges and solid waste, all of which are managed in accordance with federal and state environmental laws and regulations.

Our facilities are currently in substantial compliance with applicable environmental laws and regulations. We cannot be certain, however, that situations that may give rise to material environmental liabilities will not be discovered or that the enactment of new environmental laws or regulations or changes in existing laws or regulations will not require significant expenditures by us.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risks

Our exposure to market risks on financial instruments includes interest rate risk on our secured revolving credit facility. As of December 31, 2009, there were no borrowings outstanding under that facility. The interest rates applied to borrowings under the credit facility are adjusted often and therefore react quickly to any movement in the general trend of market interest rates. For example, a 1% increase or decrease in interest rates, based on assumed outstanding credit facility borrowings of $10.0 million, would have a $0.1 million annual effect on interest expense. We currently do not attempt to mitigate the effects of short-term interest rate fluctuations on our credit facility borrowings through the use of derivative financial instruments.

We are exposed to market risk for changes in natural gas commodity pricing, which we partially mitigate through the use of firm price contracts for a portion of our natural gas requirements for our manufacturing facilities. As of December 31, 2009, these contracts covered approximately 12% of our expected average monthly natural gas requirements for the Pulp and Paperboard and Consumer Products segments for 2010.

Virtually all of our non-U.S. sales are denominated in U.S. dollars and accordingly we are not subject to currency exchange risks associated with the receipt of payments in foreign currencies.

Quantitative Information about Market Risks

(In thousands)	EXPECTED MATURITY DATE 2010	2011	2012	2013	2014	THEREAFTER	TOTAL
Long-term debt:							
Fixed rate	$—	$—	$—	$—	$—	$148,285	$148,285
Average interest rate	—%	—%	—%	—%	—%	10.6%	10.6%
Fair value at 12/31/09							**$166,500**

ITEM 8. Financial Statements and Supplementary Data

Index to Financial Statements and Schedules

All other schedules are omitted because they are not required, not applicable or the required information is given in the financial statements.

CLEARWATER PAPER CORPORATION
Statements of Operations

(In thousands – except per-share amounts)

	FOR THE YEARS ENDED DECEMBER 31		
	2009	**2008**	**2007**
Net sales	**$1,250,069**	$1,255,309	$1,183,032
Costs and expenses:			
Cost of sales	**1,052,151**	1,179,397	1,083,824
Selling, general and administrative expenses	**71,125**	47,428	46,801
	1,123,276	1,226,825	1,130,625
Alternative fuel mixture tax credit	**170,647**	—	—
Earnings before interest, debt retirement costs and income taxes	**297,440**	28,484	52,407
Interest expense, net	**(15,505)**	(13,147)	(13,000)
Debt retirement costs	**(6,250)**	—	—
Earnings before income taxes	**275,685**	15,337	39,407
Income tax provision	**93,221**	5,594	14,073
Net earnings	**$ 182,464**	**$ 9,743**	**$ 25,334**
Net earnings per common share:			
Basic	**$ 16.06**	$ 0.86	$ 2.23
Diluted	**15.50**	0.86	2.23

The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

CLEARWATER PAPER CORPORATION
Balance Sheets

(In thousands – except share data)

	AT DECEMBER 31	
	2009	**2008**
ASSETS		
Current assets:		
Cash	**$ 2,824**	$ 3,218
Short-term investments	**187,926**	10,800
Receivables, net	**94,458**	104,030
Taxes receivable	**101,343**	—
Inventories	**169,761**	154,351
Deferred tax assets	**12,926**	14,772
Prepaid expenses	**3,053**	2,408
Total current assets	**572,291**	289,579
Land	**4,729**	4,729
Plant and equipment, net	**359,295**	385,138
Other assets	**11,148**	3,820
	$ 947,463	$ 683,266
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	**$ —**	$ 50,000
Note payable to Potlatch	**—**	100,000
Accounts payable and accrued liabilities	**109,775**	116,471
Current liability for pensions and other postretirement employee benefits	**9,933**	9,086
Total current liabilities	**119,708**	275,557
Long-term debt	**148,285**	—
Liability for pensions and other postretirement employee benefits	**236,422**	221,649
Other long-term obligations	**5,825**	5,071
Accrued taxes	**73,487**	—
Stockholders' equity:		
Preferred stock, par value $0.0001 per share, 5,000,000 authorized shares, no shares issued	**—**	—
Common stock, par value $0.0001 per share, 100,000,000 authorized shares, 11,366,129 and 11,354,542 shares issued	**1**	1
Additional paid-in capital	**308,618**	307,522
Retained earnings (deficit)	**182,079**	(385)
Accumulated other comprehensive loss, net of tax of $(81,171) and $(80,652)	**(126,962)**	(126,149)
Total stockholders' equity	**363,736**	180,989
	$ 947,463	$ 683,266

The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

CLEARWATER PAPER CORPORATION
Statements of Cash Flows

(In thousands)

	FOR THE YEARS ENDED DECEMBER 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATIONS			
Net earnings	**$ 182,464**	$ 9,743	$ 25,334
Adjustments to reconcile net earnings to net operating cash flows:			
Depreciation and amortization	**47,418**	46,954	51,325
Debt retirement costs	**6,250**	—	—
Deferred taxes	**(4,597)**	4,934	(8,125)
Equity-based compensation expense	**3,012**	2,322	3,299
Employee benefit plans	**16,737**	1,084	(1,036)
Loss (gain) on disposal of plant and equipment	**199**	(213)	65
Decrease (increase) in receivables	**9,572**	(8,837)	18,780
Increase in taxes receivables	**(101,343)**	—	—
Increase in inventories	**(16,783)**	(13,960)	(8,548)
Decrease (increase) in prepaid expenses	**106**	(462)	417
Increase (decrease) in taxes payable	**(814)**	814	18,114
Increase in accounts payable and accrued liabilities	**9,687**	1,255	8,875
Increase in other assets	**(474)**	(1,576)	—
Excess tax benefit from share-based payment arrangements	**(64)**	—	—
Change in non-current accrued taxes	**73,487**	—	—
Other, net	**(93)**	—	—
Net cash provided by operating activities	**224,764**	42,058	108,500
CASH FLOWS FROM INVESTING			
Change in short-term investments	**(177,126)**	(10,800)	—
Additions to plant and equipment	**(19,328)**	(21,306)	(20,531)
Other, net	**67**	575	32
Net cash used for investing activities	**(196,387)**	(31,531)	(20,499)
CASH FLOWS FROM FINANCING			
Net payments to Potlatch	—	(79,882)	(88,494)
Change in book overdrafts	**13**	8,846	—
Net proceeds from long-term debt	**38,938**	—	—
(Decrease) increase in notes payable	**(50,000)**	50,000	—
Change in payable to Potlatch	**(16,529)**	16,529	—
Excess tax benefit from share-based payment arrangements	**64**	—	—
Deferred loan fees	**(1,232)**	(2,753)	—
Other, net	**(25)**	(58)	332
Net cash used for financing activities	**(28,771)**	(7,318)	(88,162)
Increase (decrease) in cash	**(394)**	3,209	(161)
Balance at beginning of year	**3,218**	9	170
Balance at end of year	**$ 2,824**	$ 3,218	$ 9

Net interest paid in 2009 was $15.1 million. Net income tax paid in 2009 was $41.3 million. We paid no interest or income taxes, nor did we receive any income tax refunds, in 2008 and 2007, due to Potlatch's centralized approach to cash management prior to the spin-off.

The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

CLEARWATER PAPER CORPORATION
Statements of Stockholders' Equity

(In thousands)

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	POTLATCH'S NET INVESTMENT	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL STOCKHOLDERS' EQUITY
Balance, December 31, 2006	**—**	**$—**	**$ —**	**$ —**	**$ 376,694**	**$ (47,922)**	**$328,772**
Net earnings	—	—	—	—	25,334	—	25,334
Pension and OPEB, net of tax of $(822)	—	—	—	—	—	(1,286)	(1,286)
Net transactions with Potlatch Corporation	—	—	—	—	(84,788)	—	(84,788)
Balance, December 31, 2007	**—**	**$—**	**$ —**	**$ —**	**$ 317,240**	**$ (49,208)**	**$268,032**
Net earnings	—	—	—	(385)	10,128	—	9,743
Restricted stock unit awards	—	—	172	—	—	—	172
Pension and OPEB, net of tax of $(49,192)	—	—	—	—	—	(76,941)	(76,941)
Net transactions with Potlatch Corporation	—	—	—	—	(20,017)	—	(20,017)
Spin-off from Potlatch Corporation	11,355	1	307,350	—	(307,351)	—	—
Balance, December 31, 2008	**11,355**	**$ 1**	**$307,522**	**$ (385)**	**$ —**	**$(126,149)**	**$180,989**
Net earnings	—	—	—	182,464	—	—	182,464
Performance share and restricted stock unit awards	11	—	2,929	—	—	—	2,929
Pension and OPEB, net of tax of $(519)	—	—	—	—	—	(813)	(813)
Spin-off from Potlatch Corporation	—	—	(1,833)	—	—	—	(1,833)
Balance, December 31, 2009	**11,366**	**$ 1**	**$308,618**	**$182,079**	**$ —**	**$(126,962)**	**$363,736**

The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

CLEARWATER PAPER CORPORATION
Statements of Comprehensive Income (Loss)

(In thousands)

	FOR THE YEARS ENDED DECEMBER 31		
	2009	2008	2007
Net earnings	**$182,464**	$ 9,743	$25,334
Other comprehensive income (loss), net of tax:			
Defined benefit pension and other postretirement employee benefits:			
Net loss arising during the period, net of tax of $(4,312), $(48,685), and $(3,263)	**(6,746)**	(76,149)	(5,103)
Prior service credit (cost) arising during the period, net of tax of $-, $(1,183) and $1,290	—	(1,851)	2,017
Amortization of actuarial loss included in net periodic cost, net of tax of $4,053, $1,264 and $1,602	**6,339**	1,977	2,505
Amortization of prior service credit included in net periodic cost, net of tax of $(260), $(588) and $(451)	**(406)**	(918)	(705)
Other comprehensive loss, net of tax	**(813)**	(76,941)	(1,286)
Comprehensive income (loss)	**$181,651**	**$(67,198)**	**$24,048**

The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

CLEARWATER PAPER CORPORATION
Notes to Financial Statements

NOTE 1 Nature of Operations and Basis of Presentation

On December 1, 2008, Potlatch Corporation's board of directors approved the distribution of our common stock to Potlatch's stockholders in a tax-free spin-off, which we refer to in this report as the "spin-off." On December 16, 2008, Potlatch Corporation, which we refer to in this report as Potlatch, distributed 100% of the issued and outstanding shares of our common stock to the holders of record on Potlatch common stock as of the close of business on December 9, 2008. Each Potlatch stockholder received one share of our common stock for every 3.5 shares of Potlatch common stock held on the record date. Unless the context otherwise requires or unless otherwise indicates, references in this report to "Clearwater Paper Corporation," "we," "our," "company" and "us" refer:

- for all periods prior to the spin-off, to the Consumer Products, Pulp and Paperboard and Wood Products businesses separated from Potlatch Corporation in the spin-off; and
- for all periods following the spin-off, to Clearwater Paper Corporation.

POTLATCH'S NET INVESTMENT

Prior to the spin-off, investments by and advances from Potlatch represented Potlatch's interest in our recorded net assets. Potlatch used a centralized approach to cash management and the financing of our operations. As a result, none of Potlatch's cash or cash equivalents were allocated to us in the financial statements, except for one local bank account. Except for amounts shown as a note payable to Potlatch (in connection with the retained obligation agreement further described in Note 8 to our financial statements), all transactions between Potlatch and us, including those involving shared assets and liabilities, flowed through Potlatch's net investment account. Balances related to purchases and sales between Potlatch and us were also reflected in Potlatch's net investment, with the net changes in this account reflected as financing activities in the accompanying statements of cash flows for periods prior to the spin-off.

BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

These financial statements include the financial condition and results of operations of our Consumer Products segment, Pulp and Paperboard segment, Wood Products segment and corporate administration. All significant transactions and balances between operations within the company have been eliminated. The financial statements and information in this report for periods prior to the spin-off were derived from the historical accounting records of Potlatch on a carve-out basis. Our historical operating results and cash flows may not be indicative of what they would have been had we been a stand-alone entity, nor are they necessarily indicative of what our operating results and cash flows may be in the future.

Our statements of operations include allocations, prior to the spin-off, of certain costs from Potlatch directly related to our operations, including: medical costs for hourly and salaried active and retired employees, hourly employees' pension, worker's compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension and other payroll-related costs), equity-based compensation, management performance award and annual incentive plan, and a pro-rata share of direct corporate administration expense for accounting, information systems, accounts payable and accounts receivable. The direct costs were charged to us based on the weighted average of the underlying employee base performing the function and payroll or invoices processed, depending on the nature of the cost. In addition to the direct costs associated with our operations, indirect corporate overhead costs were allocated to us based on an apportionment factor using relative revenues and assets. Selling and administration costs for Potlatch's Wood Products segment were allocated to us based on the relative revenues of our wood products operations in relation to Potlatch's entire Wood Products segment. Management believes the methodologies applied for the allocation of costs were reasonable in relation to the historical reporting of Potlatch, but may not be indicative of costs had we been a stand-alone entity, nor what they may be in the future.

Except for our note payable to Potlatch and related interest expense, no long-term debt or current debt and related interest costs were allocated to us by Potlatch.

NOTE 2 Summary of Significant Accounting Policies

SIGNIFICANT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, which we refer to in this report as GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Significant areas requiring the use of estimates and measurement of uncertainty include the allocations of assets, liabilities and costs for periods prior to the spin-off described above, determination of net realizable value for deferred tax assets, assessment of impairment, environmental matters, and pension and postretirement obligation assumptions. Actual results could differ from those estimates and assumptions.

CASH AND SHORT-TERM INVESTMENTS

The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Our short-term investments are invested in time or demand deposits, certificates of deposit and U.S. Treasury and U.S. government agency obligations, all of which have very short maturity periods, and they therefore earn an interest rate commensurate with low-risk instruments. We do not attempt to hedge our exposure to interest rate risk for our short-term investments.

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are stated at the amount we expect to collect. Trade accounts receivable do not bear interest. The allowance for doubtful accounts is our best estimate of the losses we expect will result from the inability of our customers to make required payments. We generally determine the allowance based on a combination of actual historical write-off experience and an analysis of specific customer accounts. We periodically review our allowance for doubtful accounts, and adjustments to the valuation allowance are charged to income. Trade accounts receivable balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2009 and 2008, the Company had an allowance of $1.0 million and $1.1 million respectively, for doubtful accounts based on its estimates of the collectability of outstanding receivables as of those dates.

INVENTORIES

Inventories are stated at the lower of current average cost or market, except that the last-in, first-out (LIFO) method is used to determine cost of logs, chips, sawdust and the majority of our lumber. The average cost method is used to determine cost of all other inventories.

PROPERTIES

Land, plant and equipment are stated at cost, including any interest costs capitalized, less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using the straight-line method. Estimated useful lives range from 30 to 40 years for buildings and structures and 2 to 25 years for equipment.

LONG-LIVED ASSETS

Impairments of long-lived assets are accounted for in accordance with guidance provided by the Financial Accounting Standards Board, or FASB, regarding impairment or disposal of long-lived assets. An impairment of long-lived assets exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future undiscounted cash flows from operations. We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the spin-off, we were part of Potlatch and for the purposes of U.S. federal and state income taxes were not directly subject to income taxes, but our business segments were included in the income tax returns filed under our name, Potlatch Forest Products Corporation, as a taxable real estate investment trust, or REIT, subsidiary of Potlatch. Our provision for income taxes through the spin-off was determined on a separate return basis and based on earnings reported in our statements of operations.

REVENUE RECOGNITION

We recognize revenue when there is persuasive evidence of a sales agreement, the price to the customer is fixed and determinable, collection is reasonably assured, and title and the risk of loss passes to the customer. Shipping terms generally indicate when title and the risk of loss have passed. Revenue is recognized at shipment for sales when shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. Revenue from both domestic and foreign sales of pulp and paperboard and consumer tissue products can have shipping terms of either FOB shipping point or FOB destination or other shipping terms, depending upon the sales agreement with the customer. Sales of lumber and related by-products can have shipping terms of either FOB shipping point or FOB destination, depending upon the sales agreement with the customer.

In 2009, we had a single customer in the Consumer Products segment, the Kroger Company, which accounted for more than $141.4 million, or 11%, of our total net sales. In prior periods we did not have any customer above 10%. Our Consumer Products segment sells a majority of its products to three national grocery store chains, which combined account for approximately 60% of the Consumer Products segment's net sales and approximately 27% of our total net sales in 2009.

We provide for trade promotions, customer cash discounts, customer returns and other deductions as reductions to revenues in the same period as the related revenues are recognized. Provisions for these items are determined based on historical experience or specific customer arrangements. The following table summarizes the total amount of trade promotions, customer cash discounts, customer returns and other deductions as a percentage of gross billings by business segment for each of the years ended December 31, 2009, 2008 and 2007. The majority of the Consumer Products segment's deductions are related to trade promotions.

	2009	2008	2007
Consumer Products	23%	23%	25%
Pulp and Paperboard	3%	3%	4%
Wood Products	1%	1%	1%

Revenue is recognized net of any sales taxes collected. Sales taxes, when collected, are recorded as a current liability and remitted to the appropriate governmental entities.

SHIPPING AND HANDLING COSTS

Costs for shipping and handling of manufactured goods are included in cost of sales in our statements of operations.

ENVIRONMENTAL

As part of our corporate policy, we have an ongoing process to monitor, report on and comply with environmental requirements. Based on this ongoing process, accruals for environmental liabilities that are not within the scope of specific FASB guidance related to accounting for asset retirement obligations or conditional asset retirement obligations are established in accordance with guidance related to accounting for contingencies. We estimate our environmental liabilities based on various assumptions and judgments, the specific nature of which varies in light of the particular facts and circumstances surrounding each environmental liability. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities and the probable cost of these activities, and in some cases reflect assumptions and judgments as to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of the cost of these activities. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related liabilities are subject to substantial uncertainties. We regularly monitor our estimated exposure to environmental liabilities and, as additional information becomes known, our estimates may change significantly. Our estimates of our environmental liabilities do not reflect potential future recoveries from insurance carriers except to the extent that recovery may from time to time be deemed probable as a result of a carrier's agreement to payment terms. In those instances in which our estimated exposure reflects actual or anticipated cost-sharing arrangements with third parties, we do not believe that we will be exposed to additional material liability as a result of non-performance by such third parties. Currently, we are not aware of any material environmental liabilities and have accrued for only specific environmental remediation costs that we have determined are probable and reasonably estimable.

Fees for professional services associated with environmental and legal issues are expensed as incurred.

NOTE 3 Recently Adopted and New Accounting Standards

RECENTLY ADOPTED ACCOUNTING STANDARDS

Codification. In June 2009, the FASB issued guidance which has become the source of authoritative GAAP, recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this guidance, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on our financial condition and results of operations.

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. In December 2008, the FASB issued guidance on an employer's disclosures about assets of a defined benefit pension or other postretirement plan. The additional disclosures include investment policies and strategies, categories of plan assets, and information about the fair value measurements of plan assets. The disclosures required were effective for fiscal years ending after December 15, 2009. The adoption of this guidance did not have an effect on our financial condition or our results of operations.

NOTE 4 Inventories

(In thousands)	2009	2008
Logs, pulpwood, chips and sawdust	**$ 24,120**	$ 26,173
Lumber	**12,068**	12,509
Pulp, paperboard and tissue products	**92,293**	73,798
Materials and supplies	**41,280**	41,871
	$169,761	$154,351
Valued at lower of cost or market:		
LIFO basis	**$ 35,637**	$ 38,036
Average cost basis	**134,124**	116,315
	$169,761	$154,351

Inventories are stated at the lower of cost or market. The LIFO method is used to determine the cost of logs, chips, sawdust and the majority of our lumber. The average cost method is used to determine the cost of all other inventories. If the LIFO inventory had been priced at lower of current average cost or market, the values would have been approximately $13.8 million and $27.8 million higher at December 31, 2009 and 2008, respectively. Reductions in quantities of LIFO inventories valued at lower costs prevailing in prior years had the effect of increasing earnings, net of income taxes, by $1.0 million, $0.4 million and $0.1 million in 2009, 2008 and 2007, respectively.

NOTE 5 Plant and Equipment

(In thousands)	2009	2008
Land improvements	**$ 45,505**	$ 45,481
Buildings and structures	**180,731**	180,151
Machinery and equipment	**1,378,222**	1,346,994
Construction in progress	**6,094**	17,917
	$ 1,610,552	$ 1,590,543
Less accumulated depreciation	**(1,251,257)**	(1,205,405)
	$ 359,295	$ 385,138

Depreciation expense totaled $46.4 million, $46.9 million and $51.3 million in 2009, 2008 and 2007, respectively.

NOTE 6 Income Taxes

The income tax provision is comprised of the following:

(In thousands)	2009	2008	2007
Current	**$98,348**	$ 660	$22,198
Deferred	**(5,127)**	4,934	(8,125)
Income tax provision	**$93,221**	$5,594	$14,073

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35.0% to earnings before income taxes due to the following:

(In thousands)	2009	2008	2007
Computed expected tax provision	**$96,490**	$ 5,368	$13,793
State and local taxes, net of federal income tax impact	**6,035**	613	1,437
State investment tax credits	**958**	(1,010)	—
Federal renewable energy credit	**(9,922)**	—	—
Federal manufacturing deduction	**(2,373)**	—	(1,265)
Other	**2,033**	623	108
Income tax provision	**$93,221**	$ 5,594	$14,073
Effective tax rate	**33.8%**	36.5%	35.7%

We are registered with the Internal Revenue Service, or IRS, as an alternative fuel mixer and have received refundable tax credit payments in connection with our use of "black liquor," a by-product of the pulp manufacturing process, in an alternative fuel mixture to produce energy at our pulp mills. The amount of the refundable tax credit is equal to $0.50 per gallon of alternative fuel mixture used. The alternative fuel mixture tax credit expired on December 31, 2009.

Beginning in the third quarter of 2009, we elected not to continue our prior practice of making periodic requests for payments related to the alternative fuel mixture tax credit and instead elected to claim the credit on our 2009 income tax return. The amount of credits we have recorded for 2009 that we expect to claim on our 2009 income tax return is $83.2 million, which are included in "Taxes receivable" on our Balance Sheet.

We believe there is a reasonable basis to exclude the $170.6 million of alternative fuel mixture tax credits recorded in 2009 from taxable income. However, in accordance with guidance relating to accounting for uncertainty in income taxes, we have established a liability of $66.4 million which is classified as non-current "Accrued taxes" on our Balance Sheet.

During 2009, we recognized an income tax benefit under Section 45 of the Internal Revenue Code of $9.9 million attributable to the federal tax credit allowed with respect to electricity produced from qualified energy resources and sold to an unrelated person for the tax years 2006 through 2009. The credit is available for the production and sale of electricity from open-loop biomass, which includes wood bark and wood fiber derived from mill or timber harvesting residues.

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were:

(In thousands)	2009	2008
Deferred tax assets:		
Employee benefits	$ 7,964	$ 6,322
Postretirement employee benefits	58,667	54,687
Inventories	—	3,638
Incentive compensation	1,974	3,159
Pensions	37,412	35,715
Federal and state credit carryforward	5,184	6,007
Net operating loss carryforward	—	6,329
Federal benefit from state taxes resulting from uncertain tax positions	6,071	—
Other	5,906	2,586
Total deferred tax assets	123,178	118,443
Valuation allowance	—	(3,668)
Deferred tax assets, net of valuation allowance	$ 123,178	$ 114,775
Deferred tax liabilities:		
Plant and equipment	$(101,505)	$(101,840)
Inventories	(2,353)	—
Accrued liabilities	(2,190)	—
Total deferred tax liabilities	(106,048)	(101,840)
Net deferred tax assets	$ 17,130	$ 12,935

Net deferred tax assets (liabilities) consist of:

(In thousands)	2009	2008
Current deferred tax assets	$ 15,116	$ 14,772
Current deferred tax liability	(2,190)	—
Net current deferred tax assets	12,926	14,772
Noncurrent deferred tax assets	108,062	100,003
Noncurrent deferred tax liabilities	(103,858)	(101,840)
Net noncurrent deferred tax assets (liabilities)	4,204	(1,837)
Net deferred tax assets	$ 17,130	$ 12,935

A valuation allowance had been recognized for certain state tax credit carryforwards due to uncertainty of sufficient taxable income prior to expiration of available carryover periods. In conjunction with the spin-off, $5.0 million of state tax credit carryforwards and $1.0 million of federal tax credit carryforwards remained with us. In addition, $4.7 million of the existing Potlatch valuation allowance was transferred to us. The valuation allowance was reduced by $1.0 million in 2008 and $3.7 million in 2009 based on our evaluation of our ability to utilize the credits before they expire between 2010 and 2024.

We believe it is more likely than not that we will have sufficient future taxable income to realize our deferred tax assets. In assessing whether deferred tax assets are realizable, the standard we use is whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. We consider the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected taxable income, and amounts of taxable income we would have generated historically if we had been a stand-alone company in making this assessment. In order to fully realize the deferred tax asset we will need to generate future taxable income.

The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Tax years subject to examination by major taxing jurisdictions are as follows:

	Years
Jurisdiction	
Federal	2006–2009
Arkansas	2006–2009
California	2006–2009
Idaho	2006–2009

We adopted the FASB provisions relating to accounting for uncertainty in income taxes, effective January 1, 2007. Adoption did not result in recognition of a liability for unrecognized tax benefits on that date. A review of our tax position at December 31, 2009, indicates that we have liabilities recorded for gross unrecognized tax benefits. The following presents a rollforward of our unrecognized tax benefits and associated interest and penalties included in the balance sheet.

(In thousands)	GROSS UNRECOGNIZED TAX BENEFITS, EXCLUDING INTEREST AND PENALTIES	INTEREST AND PENALTIES	TOTAL GROSS UNRECOGNIZED TAX BENEFITS
Balance at January 1, 2009	$ —	$—	$ —
Changes in prior year tax positions	7,107	—	7,107
Increase in current year tax positions	66,380	—	66,380
Decrease related to settlements with taxing authorities and lapse of statute of limitations	—	—	—
Balance at December 31, 2009	$73,487	$—	$73,487

At December 31, 2009, all of the gross unrecognized tax benefits were included in the non-current portion of our income tax liabilities, because the settlement period cannot be determined; however, it is not expected to be within the next twelve months.

Unrecognized tax benefits at December 31, 2009, if recognized, would favorably impact our effective tax rate by decreasing our tax provision by $67.4 million.

We reflect accrued interest related to tax obligations, as well as penalties, in our provision for income tax. For the years ended December 31, 2009, 2008 and 2007, we recognized no interest or penalties in our income tax provision and we had no amounts accrued for the payment of interest.

We entered into a tax sharing agreement with Potlatch Corporation upon the spin-off that will generally govern each party's rights, responsibilities and obligations with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the spin-off to be tax free. Under the tax sharing agreement, we expect that, with certain exceptions, we will be responsible for the payment of all income and non-income taxes attributable to our operations. The tax sharing agreement also sets forth our rights and responsibilities for tax obligations and refunds attributable to tax periods prior to the spin-off date.

Under the tax sharing agreement, we will be responsible for any taxes imposed on Potlatch that arise from the failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes, including any tax that would result if Potlatch were to fail to qualify as a REIT as a result of income recognized by Potlatch if the spin-off were determined to be taxable, to the extent such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants we made in the tax sharing agreement. The tax sharing agreement imposes restrictions on our and Potlatch's ability to engage in certain actions following the spin-off and sets forth the respective obligations of each party with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

NOTE 7 Accounts Payable and Accrued Liabilities

(In thousands)	2009	2008
Trade accounts payable	**$ 40,715**	$ 40,950
Accrued wages, salaries and employee benefits	**26,758**	23,426
Accrued discounts and allowances	**10,861**	8,185
Accrued taxes other than income taxes payable	**10,980**	5,658
Book overdrafts	**8,859**	8,846
Accrued utilities	**5,091**	5,784
Accrued transportation	**1,636**	2,049
Accrued commissions	**1,054**	951
Accrued interest	**819**	789
Accounts payable to Potlatch Corporation	**—**	16,557
Accrued taxes on income	**—**	814
Other	**3,002**	2,462
	$109,775	$116,471

NOTE 8 Notes Payable

On June 11, 2009, we sold $150.0 million aggregate principal amount of senior unsecured notes. The notes are due on June 15, 2016, have an interest rate of 10.625% and were issued at a price equal to 98.792% of their face value. The issuance of these notes generated net proceeds of approximately $144.0 million after deducting discounts and offering expenses. We transferred approximately $107.0 million of these proceeds to a trustee in satisfaction of our obligation related to the indenture under which $100.0 million principal amount of credit sensitive debentures due December 1, 2009 were originally issued by an affiliate of Potlatch. The obligation to repay the credit sensitive debentures and all interest through maturity was retained by us prior to the spin-off. The $107.0 million consisted of the $100.0 million principal amount underlying the credit sensitive debentures, plus approximately $6.3 million recorded as "Debt retirement costs" on our Statement of Operations representing our estimate of the remaining interest obligation due to holders of the debentures on December 1, 2009, plus approximately $0.7 million included as "Restricted cash" on our Balance Sheet. The $0.7 million of restricted cash represented the difference between our current estimate of the interest payment due to holders of the debentures on December 1, 2009, and the interest payment that would be owed on December 1, 2009, if the maximum interest rate applicable to the credit sensitive debentures were to apply. The $0.7 million was returned to us during the fourth quarter of 2009 after payment of the $100.0 million principal amount and accrued interest on December 1, 2009, and thus is no longer included as restricted cash as of December 31, 2009.

On our Statement of Cash Flows for the year ended December 31, 2009, $38.9 million is reported as "Net proceeds from long-term debt." This represents the net proceeds received upon completion of the issuance of the senior notes, and consisted of the $150.0 million note proceeds less discounts, net of the direct transfer of approximately $107.0 million to a trustee to satisfy our obligation related to the $100.0 million principal amount of credit sensitive debentures, as discussed above, and $3.0 million of expenses associated with the offering. Also reflected in "Net proceeds from long-term debt" is the return of the $0.7 million initially recorded as restricted cash and returned to us upon payment of the debentures. An additional $1.2 million of expenses associated with the issuance of the notes is included in "Deferred loan fees" on our Statement of Cash Flows for the year ended December 31, 2009.

The 10.625% senior notes due 2016 are general unsecured obligations and are therefore not secured by our assets. They are equal in right of payment with all existing and future unsecured senior indebtedness and are senior in right of payment to any future subordinated indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness, including borrowings under our secured revolving credit facility, which is secured by all accounts receivable, inventory and cash. The notes will be unconditionally guaranteed by any future restricted subsidiary guarantors.

Prior to June 15, 2012, we may redeem, at any time at our option, up to 35% of the aggregate principal amount of the notes with the net proceeds of qualified equity offerings at a redemption price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest. We have the option to redeem all or a portion of the notes at any time prior to June 15, 2013 at a redemption price equal to 100% of the principal amount thereof plus a premium and accrued and unpaid interest.

In connection with the issuance of the senior notes, we entered into a registration rights agreement with the initial purchasers of the senior notes. Under this agreement, we agreed, to the extent the senior notes do not become freely tradable under the Securities Act on or before the 380th day after the date of their issuance, to file a registration statement with the SEC pursuant to which we will offer to exchange the senior notes for notes with substantially similar terms that are registered under the Securities Act. In addition, if applicable interpretations of the staff of the SEC do not permit us to exchange the senior notes, we will be required to make available an effective shelf registration statement registering the resale of the senior notes. If the senior notes do not become freely tradable on or before the 380th day after the date of their issuance, the interest rate applicable to the senior notes will be increased by 0.25% per annum for the first 90-day period and thereafter will be increased by an additional 0.25% per annum for each 90-day period that elapses, subject to a maximum of 1% per annum. The additional interest will accrue on the senior notes until they become freely tradable, until an exchange offer has been completed or a shelf registration statement has been declared effective, as applicable. No amounts associated with the registration rights agreement have been recorded within the accompanying financial statements, as the likelihood that we would have to make any payments under the arrangement is considered remote.

The terms of the notes limit our ability and the ability of any restricted subsidiaries to borrow money; pay dividends; redeem or repurchase capital stock; make investments; sell assets; create restrictions on the payment of dividends or other amounts to us from any restricted subsidiaries; enter into transactions with affiliates; enter into sale and lease back transactions; create liens; and consolidate, merge or sell all or substantially all of our assets.

On November 26, 2008, we entered into a four-year $125 million revolving credit facility with certain financial institutions. The amount available to us under the revolving credit facility is based on the lesser of 85% of our eligible accounts receivable plus approximately 65% of our eligible inventory, or $125 million, in each case less a $10 million borrowing capacity reserve. Subject to certain conditions and agreement by the lenders, the $10 million borrowing capacity reserve may be made available for borrowing.

As of December 31, 2009, there were no borrowings outstanding under the credit facility, but approximately $2.5 million of the credit facility was being used to support outstanding standby letters of credit. Loans under the credit facility bear interest at LIBOR plus between 2.75% and 3.50% for LIBOR loans, and a base rate effectively equal to the agent bank's prime rate plus between 1.00% and 1.75% for other loans. The percentage margin on all loans is based on our fixed charge coverage ratio for the last twelve months, which is recalculated on a quarterly basis. As of December 31, 2009, we would have been permitted to draw $106.8 million under the credit facility at LIBOR plus 2.75%.

A minimum fixed charge coverage ratio is the only financial covenant requirement under our credit facility and is triggered when an event of default exists or when availability falls below 20%, at which time the minimum fixed charge coverage ratio must be at least 1.0 to 1.0. As of December 31, 2009, the fixed charge coverage ratio for the last twelve months was 4.5 to 1.0.

Our obligations under the revolving credit facility are secured by all accounts receivable, inventory and cash. The credit facility agreement contains various provisions that limit our discretion in the operation of our business by restricting our ability to, among other things:

- pay dividends or repurchase equity interests from our stockholders;
- create, incur or guarantee certain debt;
- incur liens on certain properties;

- make capital expenditures in amounts in excess of those permitted under the revolving credit agreement;
- enter into certain affiliate transactions;
- enter into certain hedging arrangements; and
- consolidate with or merge with another entity.

NOTE 9 Savings, Pension and Other Postretirement Employee Benefit Plans

Certain of our employees are eligible to participate in defined contribution savings and defined benefit postretirement plans. These include 401(k) savings plans, defined benefit pension plans and Other Postretirement Benefit, or OPEB, plans, each of which are discussed below.

401(k) Savings Plans

Substantially all of our employees are eligible to participate in 401(k) savings plans, which include a company match component. In 2009, 2008 and 2007, we made matching 401(k) contributions on behalf of employees of $5.5 million, $5.0 million and $4.0 million, respectively.

Defined Benefit Pension Plans

All of our salaried employees and a portion of our hourly employees are covered by company-sponsored noncontributory defined benefit pension plans. As a result of the spin-off, we retained the salaried pension plan and the hourly pension plan, which previously covered participants of both Potlatch and Clearwater Paper. Potlatch established its own salaried and hourly pension plans to cover its participants. The sponsorship of the existing Clearwater Paper hourly non-represented pension plan was transferred to Potlatch in connection with the spin-off, and Potlatch assumed all liabilities relating to such plan.

Hourly employees at two of our manufacturing facilities participate in multi-employer defined benefit pension plans: the Paper Industry Union Management Pension Fund, which is managed by United Steelworkers, or USW, Benefits; and the International Association of Machinist & Aerospace Workers National Pension Fund. We make contributions to these plans, as well as make contributions to a trust fund established to provide retiree medical benefits for a portion of these employees, which is also managed by USW Benefits. Included in our expenses for 2009, 2008 and 2007 are contributions we made to these plans in the amount of $8.2 million, $8.5 million and $8.2 million, respectively.

OPEB Plans

We also provide benefits under company-sponsored defined benefit retiree health care and life insurance plans, which cover certain salaried and hourly employees. Most of the retiree health care plans require retiree contributions and contain other cost-sharing features. The retiree life insurance plans are primarily noncontributory. After the spin-off, we assumed and became solely responsible for these OPEB obligations relating to current Clearwater Paper employees and former Potlatch employees who were associated with Clearwater Paper operations.

As required by current standards governing the accounting for defined benefit pension and other postretirement plans, we recognized on our balance sheets at December 31, 2009 and 2008, the funded status of our plans. The funded status is measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement employee benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement employee benefit obligation.

We use a December 31 measurement date for our benefit plans.

The change in benefit obligation, change in plan assets and funded status for company-sponsored benefit plans as of December 31 are as follows:

(In thousands)	PENSION BENEFIT PLANS		OTHER POSTRETIREMENT EMPLOYEE BENEFIT PLANS	
	2009	2008	2009	2008
Benefit obligation at beginning of year	**$250,354**	$236,255	**$ 139,495**	$ 137,085
Service cost	**7,043**	6,221	**972**	1,109
Interest cost	**15,331**	14,689	**8,442**	8,196
Plan amendments	**—**	3,035	**—**	—
Actuarial losses (gains)	**19,061**	3,193	**8,658**	(231)
Curtailments	**—**	165	**—**	—
Medicare Part D subsidies received	**—**	—	**737**	432
Benefits paid	**(13,384)**	(13,204)	**(7,863)**	(7,096)
Benefit obligation at end of year	**278,405**	250,354	**150,441**	139,495
Fair value of plan assets at beginning of year	**159,114**	269,767	**—**	—
Spin-off adjustment	**3,023**	—	**14**	—
Actual return on plan assets	**33,507**	(97,617)	**—**	—
Employer contribution	**217**	168	**—**	—
Benefits paid	**(13,384)**	(13,204)	**—**	—
Fair value of plan assets at end of year	**182,477**	159,114	**14**	—
Funded status at end of year	**$ (95,928)**	$ (91,240)	**$(150,427)**	$(139,495)
Amounts recognized in the balance sheets:				
Current liabilities	**$ (176)**	$ (169)	**$ (9,757)**	$ (8,917)
Noncurrent liabilities	**(95,752)**	(91,071)	**(140,670)**	(130,578)
Net amount recognized	**$ (95,928)**	$ (91,240)	**$(150,427)**	$(139,495)

Amounts recognized (pre-tax) in Accumulated Other Comprehensive Loss consist of:

(In thousands)	PENSION BENEFIT PLANS		OTHER POSTRETIREMENT EMPLOYEE BENEFIT PLANS	
	2009	2008	2009	2008
Net loss	**$169,500**	$173,930	**$38,247**	$33,151
Prior service cost (credit)	**7,882**	9,328	**(7,496)**	(9,608)
Net amount recognized	**$177,382**	$183,258	**$30,751**	$23,543

The accumulated benefit obligation for all defined benefit pension plans was $260.5 million and $236.1 million at December 31, 2009, and 2008, respectively.

Information as of December 31 for certain pension plans included above with accumulated benefit obligations in excess of plan assets were as follows:

(In thousands)	2009	2008
Projected benefit obligation	**$278,405**	$250,354
Accumulated benefit obligation	**260,464**	236,098
Fair value of plan assets	**182,477**	159,114

Pre-tax components of Net Periodic Cost (Benefit) and other amounts recognized in Other Comprehensive Income (Loss) were as follows:

Net Periodic Cost (Benefit):

	PENSION BENEFIT PLANS			OTHER POSTRETIREMENT EMPLOYEE BENEFIT PLANS		
(In thousands)	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
Service cost	**$ 7,043**	$ 6,221	$ 6,624	**$ 972**	$ 1,109	$ 1,115
Interest cost	**15,331**	14,689	13,340	**8,442**	8,196	7,889
Expected return on plan assets	**(19,881)**	(24,255)	(24,571)	**—**	—	—
Amortization of prior service cost (credit)	**1,446**	1,281	1,254	**(2,112)**	(2,787)	(2,410)
Amortization of actuarial loss	**6,843**	1,181	1,990	**3,549**	2,060	2,117
Curtailments	**—**	165	—	**—**	—	—
Net periodic cost (benefit)	**$ 10,782**	$ (718)	$ (1,363)	**$10,851**	$ 8,578	$ 8,711
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):						
Net loss (gain)	**$ 2,413**	$125,065	$ 7,828	**$ 8,645**	$ (231)	$ 538
Prior service cost (credit)	**—**	3,034	—	**—**	—	(3,307)
Amortization of prior service (cost) credit	**(1,446)**	(1,281)	(1,254)	**2,112**	2,787	2,410
Amortization of actuarial loss	**(6,843)**	(1,181)	(1,990)	**(3,549)**	(2,060)	(2,117)
Total recognized in other comprehensive loss (income)	**(5,876)**	125,637	4,584	**7,208**	496	(2,476)
Total recognized in net periodic cost (benefit) and other comprehensive loss (income)	**$ 4,906**	$124,919	$ 3,221	**$18,059**	$ 9,074	$ 6,235

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $8.9 million and $1.2 million, respectively. The estimated net loss and prior service credit for the other postretirement employee plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $3.9 million and $(1.8) million, respectively.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 introduced a drug benefit under Medicare Part D and a federal subsidy to sponsors of retiree health care benefit plans that provide an equivalent benefit. Our actuaries determined that certain benefits provided under our plans are actuarially equivalent to the Medicare Part D standard plan and are eligible for the employer subsidy. During 2009 and 2008, we received subsidy payments totaling $0.7 million and $0.4 million, respectively.

Weighted average assumptions used to determine the benefit obligation as of December 31 were:

	PENSION BENEFIT PLANS			OTHER POSTRETIREMENT EMPLOYEE BENEFIT PLANS		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Discount rate	**5.75%**	6.15%	6.40%	**5.75%**	6.15%	6.40%
Rate of salaried compensation increase	**4.00**	4.00	4.00	**—**	—	—

Weighted average assumptions used to determine the net periodic cost (benefit) for the years ended December 31 were:

	PENSION BENEFIT PLANS			OTHER POSTRETIREMENT EMPLOYEE BENEFIT PLANS		
	2009	2008	2007	2009	2008	2007
Discount rate	**6.15%**	6.40%	5.85%	**6.15%**	6.40%	5.85%
Expected return on plan assets	**8.50**	9.00	9.50	—	—	—
Rate of salaried compensation increase	**4.00**	4.00	4.00	—	—	—

The discount rate used in the determination of pension benefit obligations and pension expense is a weighted average benchmark rate based on high-quality fixed income investment interest rates, as well as the amount and timing of expected benefit payments. The discount rate used to calculate OPEB obligations was determined using the same methodology we used for our pension plans.

The expected return on plan assets assumption is based upon an analysis of historical long-term returns for various investment categories, as measured by appropriate indices. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at our determination of a composite expected return. Over the past 32 years, the period we have actively managed pension assets, our actual average annual return on pension plan assets has been approximately 12%, as of December 31, 2009.

The assumed health care cost trend rate used to calculate OPEB obligations and expense was 7.50% in 2009, grading to 5.00% over approximately 60 years. This assumption has a significant effect on the amounts reported. A one percentage point change in the health care cost trend rates would have the following effects:

(In thousands)	1% INCREASE	1% DECREASE
Effect on total of service and interest cost components	$ 988	$ (838)
Effect on postretirement employee benefit obligation	14,595	(12,449)

The investments of our defined benefit pension plans are held in a Master Trust. The assets of our OPEB plans are held within an Internal Revenue Code section 401(h) account for the payment of retiree medical benefits within the Master Trust.

The Master Trust has a securities lending agreement. The agreement authorizes the lending agent to loan securities owned by the Master Trust to an approved list of borrowers. Under the agreement, the lending agent is responsible for negotiating each loan for an unspecified term while retaining the power to terminate the loan at any time. At the time each loan is made, the lending agent requires collateral equal to, but not less than, 102% of the market value of the loaned securities and accrued interest. The Master Trust directs the agent as to the type of investment pool in which to invest the borrower's collateral based on established policy with specific limits; accordingly, the right to receive the collateral and obligation to return it are disclosed as a component of Master Trust investments. While the securities are loaned, the Master Trust retains all rights of ownership, except it waives its right to vote such securities. Securities loaned subject to this securities lending agreement totaled $7.8 million at December 31, 2009. These securities are principally U.S government securities, corporate debt securities and corporate common stocks.

Current accounting rules governing fair value measurement establish a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plans have the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Securities in the Master Trust are stated at fair value. Fair value is based upon quotations obtained from national securities exchanges, if available. Where securities do not have a quoted market price, the recorded amount represents estimated fair value. Many factors are considered in arriving at that fair market value. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2009.

- **U.S. government and Corporate debt securities:** In general, U.S. government securities and corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
- **Corporate common and preferred stock:** Investments in domestic equities are valued at quoted market prices of the issuer's stock.
- **Common and collective trust:** The investment in common and collective trusts is based on the fair value of the underlying assets and is expressed in units.
- **Limited partnerships:** Investments in limited partnerships are valued on the underlying net asset value of the publicly traded securities held. Holdings include temporary investments in short-term securities that are valued at cost, which approximates market value. Investments in limited partnerships are not publicly traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the investments at fair value for our company sponsored pension benefit plans at December 31, 2009:

(In thousands)	Level 1	Level 2	Level 3	Total
Common and collective trust	$ —	$ 63,771	$—	$ 63,771
Common stock	40,433	—	—	40,433
Corporate debt securities	—	40,990	—	40,990
U.S. government securities	—	15,906	—	15,906
Limited partnerships	—	15,077	—	15,077
Preferred stocks	5,103	—	—	5,103
Cash and cash equivalents	9,187	—	—	9,187
Subtotal	$54,723	$135,744	$—	190,467
Payable held under securities lending agreement				(7,990)
Total investments at fair value				$182,477

The Company's OPEB plan had approximately $14,000 held in cash and equivalents at December 31, 2009, which were level 1.

In 2008, we utilized formal investment policy guidelines for our company-sponsored pension plans that were established by Potlatch. These guidelines were periodically reviewed by Potlatch's board of directors, which delegated its authority to management to insure that the investment policy and guidelines were adhered to and the investment objectives met.

The general policy states that plan assets would be invested to seek the greatest return consistent with the fiduciary character of the pension funds and to allow the plans to meet the need for timely pension benefit payments. The specific investment guidelines stipulate that management is to maintain adequate liquidity for meeting expected benefit payments by reviewing, on a timely basis, contribution and benefit payment levels and appropriately revising long-term and short-term asset allocations. Management took reasonable and prudent steps to preserve the value of pension fund assets and to avoid the risk of large losses. Major steps taken to provide this protection included:

- Assets were diversified among various asset classes, such as domestic equities, global equities, fixed income, convertible securities, venture capital and liquid reserves. The long-term asset allocation ranges are as follows:

Domestic and global equities	50%–80%
Fixed income and convertible securities	15%–40%
Venture capital	0%– 5%
Liquid reserves	0%–10%

The ranges were more heavily weighted toward equities since the liabilities of the pension plans are long-term in nature and equities historically have significantly outperformed other asset classes over long periods of time. Periodic reviews of allocations within these ranges were made to determine what adjustments should be made based on changing economic and market conditions and specific liquidity requirements.

- Assets were managed by professional investment managers and could be invested in separately managed accounts or commingled funds.
- Assets, other than venture capital, were not invested in securities rated below BBB- by S&P or Baa3 by Moody's.
- Assets were not invested in Potlatch or Clearwater Paper stock.

The investment guidelines also required that the individual investment managers were expected to achieve a reasonable rate of return over a market cycle. Emphasis was placed on long-term performance versus short-term market aberrations. Factors considered in determining reasonable rates of return included performance achieved by a diverse cross section of other investment managers, performance of commonly used benchmarks (e.g., S&P 500 Index, MSCI World Index, Merrill Lynch Investment Grade Convertibles Index), actuarial assumptions for return on plan investments and specific performance guidelines given to individual investment managers.

At December 31, 2009, seven active investment managers managed substantially all of the pension funds, each of whom had responsibility for managing a specific portion of these assets. Plan assets were diversified among the various asset classes within the allocation ranges approved by the committee.

In 2009, we established our own formal investment policy guidelines for our company-sponsored plans. These guidelines were set by our benefits committee, which is comprised of members of our management and has been assigned its fiduciary authority over management of the plan assets by our board of directors. The committee's duties include periodically reviewing and modifying those investment policy guidelines as necessary and insuring that the policy is adhered to and the investment objectives are met.

The investment policy prohibits investment in Clearwater Paper stock and includes specific guidelines for specific categories of fixed income and convertible securities. Assets are managed by professional investment managers who are expected to achieve a reasonable rate of return over a market cycle. Long-term performance versus short-term market aberrations is a fundamental tenet of the policy.

Our company-sponsored pension plans were underfunded by $95.9 million at December 31, 2009 and $91.2 million at December 31, 2008. As a result, we will make contributions of approximately $3.9 million (plus interest) to our qualified pension plans for the 2009 tax year. Although related to the 2009 tax year, payment of these contributions is not required until September 2010. We expect our required contributions to be approximately $8.5 million (plus interest) to our qualified pension plans for the 2010 tax year, payable by September 2011. In addition, we estimate contributions will total approximately $0.2 million in 2010 to our non-qualified pension plan. We do not anticipate funding our OPEB plans in 2010 except to pay benefit costs as incurred during the year by plan participants.

Estimated future benefit payments, which reflect expected future service and expected Medicare prescription subsidy receipts, are as follows for the years indicated:

(In thousands)	PENSION BENEFIT PLANS	OTHER POSTRETIREMENT EMPLOYEE BENEFIT PLANS	EXPECTED MEDICARE SUBSIDY
2010	$ 14,122	$10,360	$ 589
2011	14,666	11,071	615
2012	15,551	11,483	643
2013	16,198	11,819	676
2014	17,038	12,450	701
2015–2019	100,931	66,284	3,919

NOTE 10 Earnings Per Share

Earnings per common share are computed by dividing net earnings by the weighted average number of common shares outstanding in accordance with accounting guidance related to earnings per share. The following table reconciles the number of common shares used in calculating the basic and diluted earnings per share:

	2009	2008	2007
Basic average common shares outstanding	**11,360,307**	11,354,542	11,354,542
Incremental shares due to:			
Restricted stock units	**300,716**	—	—
Performance shares	**109,040**	—	—
Diluted average common shares outstanding	**11,770,063**	11,354,542	11,354,542
Basic net earnings per common share	**$ 16.06**	$ 0.86	$ 2.23
Diluted net earnings per common share	**$ 15.50**	$ 0.86	$ 2.23
Anti-dilutive shares excluded from calculation	**11,969**	282,469	—

Common share amounts shown as outstanding for 2008 and 2007 use the basic average common shares outstanding as of the spin-off date.

NOTE 11 Equity-Based Compensation Plans

In connection with the spin-off, our board of directors approved and adopted, and Potlatch, in its capacity as our sole stockholder, approved, the Clearwater Paper Corporation 2008 Stock Incentive Plan, or Stock Plan. The Stock Plan provides for equity-based awards in the form of restricted shares, restricted stock units, or RSUs, performance shares, stock options, or stock appreciation rights to selected employees, outside directors and consultants of the company. The Stock Plan became effective on December 16, 2008. Under the Stock Plan, we are authorized to issue up to approximately 1.7 million shares. At December 31, 2009, approximately 0.7 million shares were available for future issuance under the Stock Plan.

As of the spin-off date, the performance share and RSU awards previously granted to our employees by Potlatch were automatically cancelled, per the terms of the awards, as a result of the spin-off. Under the employee matters agreement we entered into with Potlatch in connection with the spin-off, we agreed to issue new equity awards of equivalent value to replace the equity awards previously received from Potlatch. Replacement awards were granted in the form of RSU grants. The awards will accrue dividend equivalents, if any are paid, based on dividends paid during the RSU vesting period. The dividend equivalents will be converted into additional RSUs that will vest in the same manner as the underlying RSUs to which they relate. The terms of the awards state that the awards will vest after a set period of time has passed, which approximates the remaining vesting or settlement period associated with the cancelled Potlatch equity awards.

As required by accounting guidance on stock compensation, we prepared a calculation as of the date of the spin-off to determine whether any additional compensation cost existed for any excess of the fair value of the modified replacement awards granted by us over the fair value of the original Potlatch performance share and RSU awards. The resulting additional expense of $0.4 million is being recognized over the remaining vesting period for the outstanding replacement grants.

We recorded employee equity-based compensation expense of $3.0 million in 2009, $2.3 million in 2008 and $3.3 million in 2007. The equity-based compensation expense we recorded through December 16, 2008 was allocated to us by Potlatch. The net income tax benefit associated with equity-based compensation totaled $1.0 million in 2009, $0.9 million in 2008 and $1.3 million in 2007.

In connection with joining our board of directors, in January 2009 our outside directors were granted an award of phantom common stock units, which were credited to an account established on behalf of each director and will vest ratably over a three-year period. In May 2009, our outside directors were granted equity awards in the form of common stock units as part of their annual compensation, which were credited to their accounts. Certain of the awards granted will vest ratably over one year. These accounts will be credited with additional common stock units equal in value to dividends paid, if any, on the same amount of common stock. Upon separation from service as a director, the vested portion of the common stock units held by the director in his stock unit account will be converted to cash based upon the then market price of the common stock and paid to the director. Due to the cash-settlement feature of the awards, we recognize equity-based compensation expense or income at the end of each reporting period based on the portion of the award that is vested and the increase or decrease in the value of our common stock.

Directors of the company also can each elect to defer compensation in the form of stock units. We record compensation expense or income during each reporting period based on the amount of compensation deferred during the period and the increase or decrease in the value of the company's common stock. We recorded director equity-based compensation and deferred expense totaling $2.6 million for the year ended December 31, 2009. We were a wholly owned subsidiary of Potlatch prior to our spin-off, and thus there was no director equity-based compensation or deferred expense or income for the years ended December 31, 2008 and 2007.

RESTRICTED STOCK UNITS

RSUs granted under our Stock Plan are generally subject to a vesting period. Certain officers and other employees of the company have been granted RSU awards that will accrue dividend equivalents based on dividends paid, if any, during the RSU vesting period. The dividend equivalents will be converted into additional RSUs that will vest in the same manner as the underlying RSUs to which they relate. The terms of certain outstanding RSU awards state that 20% of the RSUs vest on each of the first and second anniversaries of the grant date of the awards, with the remaining 60% vesting on the third anniversary. The terms of certain other outstanding RSU awards provide for ratable vesting over a three-year period and vesting upon the expiration of a set period of approximately three years.

A summary of the status of outstanding RSU awards as of December 31, 2009 and 2008, and changes during those years, is presented below. There were no RSU awards outstanding as of December 31, 2007.

	2009			2008		
	SHARES	WEIGHTED AVG. GRANT DATE FAIR VALUE	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)	SHARES	WEIGHTED AVG. GRANT DATE FAIR VALUE	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Unvested shares outstanding at January 1	**282,469**	**$17.25**		—	$ —	
Granted	**214,361**	**9.90**		282,469	17.25	
Vested	**(18,347)**	**15.04**		—	—	
Forfeited	**(53,727)**	**13.85**		—	—	
Unvested shares outstanding at December 31	**424,756**	**$14.07**	**$23,349**	282,469	$17.25	$2,370

For RSU awards granted during 2009, the fair value of each share was estimated on the date of grant using the grant date market price of our common stock. The total fair value of share awards that vested during 2009 was $0.3 million. For RSU awards granted during 2008, the fair value of each share was estimated on the date of grant using the December 16, 2008, "when issued" trading closing price of our stock.

As of December 31, 2009, there was $1.8 million of total unrecognized compensation cost related to outstanding RSU awards. The cost is expected to be recognized over a weighted average period of one year.

PERFORMANCE SHARES

Performance share awards granted under our Stock Plan have a three-year performance period, and shares are issued after the end of the period if the performance measure is met. The performance measure is a comparison of the percentile ranking of our total shareholder return compared to the total shareholder return performance of a selected peer group. The number of shares actually issued, as a percentage of the amount subject to the performance share award, could range from 0%—200%. Performance share awards granted under our Stock Plan do not represent common stock, and therefore the holders do not have voting rights unless and until shares are issued upon settlement. During the performance period, dividend equivalents accrue based on dividends paid, if any, and are converted into additional performance shares, which vest or are forfeited in the same manner as the underlying performance shares to which they relate.

The fair value of performance share awards is estimated using a Monte Carlo simulation model, which works by simulating a large number of projected random outcomes for how a company's share price, and the share prices of competitor companies where there are market-based performance conditions, may move in the future. For our performance share fair value measurement, the future stock prices for our company and 16 peer group companies were simulated. The following were factored into the simulations:

- Volatility, or the stock price variance, for each of the companies. This measures the volatility of a company's stock price.
- The covariance between stock prices of two companies, which is a measure of how two variables tend to move together.
- The variance and covariance for each of the companies is summarized in a covariance matrix.

For each simulated set of stock prices for each company, the percentile ranking of our company's total shareholder return, or TSR, was measured against the TSR of the combined peer group. TSR represents the increase or decrease in a company's stock price from the beginning of a measurement period until the end of a performance period, and includes all dividends paid on common shares. Based on the percentile ranking of TSR and associated performance share payout multipliers, the future value of our performance shares at the end of the measurement period was estimated. This future value was then discounted to the performance share valuation date to estimate the fair value of the performance shares.

The following assumptions were used in our Monte Carlo simulation model:

- Stock price: This is the closing price of our company's stock on the date the performance shares were granted and is the starting point of the simulation analysis. For our performance shares granted in 2009, the grant date stock prices of the performance share grants ranged from $7.17 per share to $26.01 per share.
- Risk free rate: This rate was calculated by interpolating between the two and three year constant maturity treasury rates as of the grant date of our performance shares. For our 2009 grants, the weighted average rate was 1.22%.
- Measurement period: The measurement period for each performance share grant was three years.
- Clearwater Paper's volatility: Due to the lack of trading data for our company, as we spun-off as a separate company from Potlatch on December 16, 2008, volatilities and correlations included historical daily stock price returns of Potlatch. This assumption was based on the annualized historical volatility for the previous three years. For our performance shares granted in 2009, our weighted average stock price volatility assumption was 55%.
- Dividend yields: The dividend yields for all companies were assumed to be zero since dividends are included in the definition of total shareholder return.

A summary of the status of outstanding performance share awards as of December 31, 2009, and changes during 2009, is presented below. There were no performance share awards outstanding as of December 31, 2008 and 2007.

	SHARES	WEIGHTED AVG. GRANT DATE FAIR VALUE	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Unvested shares outstanding at January 1	—	$ —	
Granted	281,091	11.18	
Vested	—	—	
Forfeited	(18,797)	9.87	
Unvested shares outstanding at December 31	262,294	$11.27	$14,418

As of December 31, 2009, there was $2.0 million of unrecognized compensation cost related to outstanding performance share awards. The cost is expected to be recognized over a weighted average period of 2.0 years.

NOTE 12 Fair Value Measurements

The estimated fair values of our financial instruments at the dates presented below are as follows:

	2009		2008	
(In thousands)	**CARRYING AMOUNT**	**FAIR VALUE**	**CARRYING AMOUNT**	**FAIR VALUE**
Cash and short-term investments (Level 1)	**$190,750**	**$190,750**	$ 14,018	$14,018
Current notes payable (borrowings under revolving credit facility)	—	—	50,000	50,000
Note payable to Potlatch	—	—	100,000	78,000
Long-term debt (Level 1)	**$148,285**	**$166,500**	$ —	$ —

The fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities, or "Level 1" measurements, and the lowest priority to unobservable inputs, or "Level 3" measurements.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cash and short-term investments are the only assets measured at fair value on a recurring basis. The carrying amount of our short-term investments approximates fair value due to their very short maturity periods.

NOTE 13 Commitments and Contingencies

We have operating leases covering manufacturing, office, warehouse and distribution space, equipment and vehicles expiring at various dates through 2019. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

As of December 31, 2009, the future minimum rental payments required under our operating leases are as follows:

(In thousands)	
2010	$10,167
2011	8,974
2012	7,522
2013	5,558
2014	4,344
2015 and later years	13,795
Total	$50,360

Rent expense was $10.2 million, $11.3 million and $11.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 14 Segment Information

As of December 31, 2009, we were organized into three reportable operating segments: Consumer Products, Pulp and Paperboard and Wood Products. The reporting segments follow the same accounting policies used for our financial statements, as described in the summary of significant accounting policies, with the exception of the valuation of inventories. All segment inventories are reported using the average cost method and the LIFO reserve is recorded at the corporate level. Management evaluates a segment's performance based upon profit or loss from operations before income taxes. Intersegment sales or transfers are recorded based on prevailing market prices.

Following is a tabulation of business segment information for each of the past three years. Corporate information is included to reconcile segment data to the financial statements.

(In thousands)	2009	2008	2007
Segment Net Sales:			
Consumer Products	**$ 554,034**	$ 504,597	$ 451,972
Pulp and Paperboard:			
Paperboard	**612,787**	644,436	569,380
Pulp	**73,946**	92,304	102,606
Other	**100**	844	1,070
	686,833	737,584	673,056
Wood Products	**70,319**	89,014	121,359
	1,311,186	1,331,195	1,246,387
Elimination of intersegment net sales	**(61,117)**	(75,886)	(63,355)
Total segment net sales	**$1,250,069**	$1,255,309	$1,183,032

	2009	2008	2007
Intersegment Net Sales or Transfers[1]:			
Consumer Products	**$ 75**	$ 109	$ 86
Pulp and Paperboard	**53,434**	65,326	55,838
Wood Products	**7,608**	10,451	7,431
Total intersegment net sales or transfers	**$ 61,117**	$ 75,886	$ 63,355
Operating Income (Loss):			
Consumer Products	**$ 122,117**	$ 37,321	$ 17,622
Pulp and Paperboard[2]	**210,236**	18,916	45,066
Wood Products	**(18,342)**	(14,479)	(109)
	314,011	41,758	62,579
Corporate and eliminations	**(16,571)**	(13,274)	(10,172)
Total earnings before interest, debt retirement costs and income taxes	**$ 297,440**	$ 28,484	$ 52,407
Depreciation and Amortization:			
Consumer Products	**$ 16,022**	$ 15,653	$ 16,268
Pulp and Paperboard	**27,959**	28,858	32,388
Wood Products	**1,898**	1,982	2,181
Corporate	**1,539**	461	488
Total depreciation and amortization	**$ 47,418**	$ 46,954	$ 51,325

	2009	2008	2007
Assets:			
Consumer Products	**$ 256,927**	$ 251,999	$ 256,541
Pulp and Paperboard	**335,179**	362,029	363,568
Wood Products	**51,569**	63,003	53,715
	643,675	677,031	673,824
Corporate	**303,788**	6,235	24,129
Total assets	**$ 947,463**	$ 683,266	$ 697,953
Capital Expenditures:			
Consumer Products	**$ 14,182**	$ 10,100	$ 5,531
Pulp and Paperboard	**4,362**	10,156	13,789
Wood Products	**—**	373	1,016
	18,544	20,629	20,336
Corporate	**784**	677	195
Total capital expenditures	**$ 19,328**	$ 21,306	$ 20,531

1 Intersegment sales for 2007-2009, which were based on prevailing market prices, consisted primarily of pulp from our Pulp and Paperboard segment sold to our Consumer Products segment.

2 Operating income in 2009 for the Pulp and Paperboard segment included $170.6 million associated with the alternative fuel mixture tax credit.

All of our manufacturing facilities and all other assets are located within the continental United States. However, we sell and ship products to many foreign countries. Geographic information regarding our net sales is summarized as follows:

(In thousands)	2009	2008	2007
United States	**$1,134,831**	$1,107,712	$1,037,776
Japan	**39,765**	51,158	46,214
China	**14,424**	18,306	31,036
Canada	**13,523**	11,630	12,298
Korea	**9,290**	1,838	4,413
Mexico	**7,932**	3,973	2,525
Taiwan	**7,730**	17,466	11,578
Australia	**7,838**	9,647	4,959
Great Britain	**2,827**	2,757	3,391
Thailand	**2,035**	1,373	2,142
Vietnam	**944**	1,609	4,497
The Netherlands	**627**	14,090	10,738
Poland	**393**	5,436	3,643
Other foreign countries	**7,910**	8,314	7,822
Total net sales	**$1,250,069**	$1,255,309	$1,183,032

NOTE 15 Financial Results by Quarter (Unaudited)

	Three Months Ended							
	March 31		June 30		September 30		December 31	
(In thousands—except per-share amounts)	2009	2008	2009	2008	2009	2008	2009	2008
Net sales	**$286,700**	$307,437	**$316,905**	$315,988	**$331,484**	$328,697	**$314,980**	$303,187
Costs and expenses:								
Cost of sales	**245,645**	288,105	**267,022**	293,848	**282,485**	314,216	**256,999**	283,228
Selling, general and administrative expenses	**15,830**	12,734	**18,198**	11,198	**18,627**	10,060	**18,470**	13,436
	261,475	300,839	**285,220**	305,046	**301,112**	324,276	**275,469**	296,664
Alternative fuel mixture tax credit	**—**	—	**76,373**	—	**47,137**	—	**47,137**	—
Earnings before interest, debt retirement costs and income taxes	**25,225**	6,598	**108,058**	10,942	**77,509**	4,421	**86,648**	6,523
Net earnings	**$ 13,647**	$ 2,246	**$ 75,448**	$ 4,976	**$ 46,209**	$ 862	**$ 47,160**	$ 1,659
Net earnings per common share								
Basic	**$ 1.20**	$ 0.20	**$ 6.64**	$ 0.44	**$ 4.07**	$ 0.08	**$ 4.15**	$ 0.15
Diluted	**1.19**	0.20	**6.43**	0.44	**3.92**	0.08	**4.01**	0.15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Clearwater Paper Corporation:

We have audited the accompanying balance sheets of Clearwater Paper Corporation as of December 31, 2009 and 2008, and the related statements of operations, cash flows, stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the financial statements, we also have audited the financial statement schedule II. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clearwater Paper Corporation as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Clearwater Paper Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Clearwater Paper Corporation:

We have audited Clearwater Paper Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Clearwater Paper Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Clearwater Paper Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Clearwater Paper Corporation as of December 31, 2009 and 2008, and the related statements of operations, cash flows, stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those financial statements.

/s/ KPMG LLP

Seattle, Washington
February 26, 2010

CLEARWATER PAPER CORPORATION

SCHEDULE II

Valuation and Qualifying Accounts

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands)

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	AMOUNTS CHARGED (CREDITED) TO COSTS AND EXPENSES	DEDUCTIONS[1]	BALANCE AT END OF YEAR
Reserve deducted from related assets:				
Doubtful accounts—Accounts receivable				
Year ended December 31, 2009	$1,121	$ 678	$ (833)	$ 966
Year ended December 31, 2008	$ 760	$ 561	$ (200)	$1,121
Year ended December 31, 2007	$1,060	$2,218	$(2,518)	$ 760

1 Accounts written off, net of recoveries.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Subject to the limitations noted above, our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this annual report on Form 10-K. Based on that evaluation, the CEO and CFO have concluded that, as of such date, our disclosure controls and procedures are effective to meet the objective for which they were designed and operate at the reasonable assurance level.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act).

Under the supervision of and with the participation of our CEO and our CFO, our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, our independent registered public accounting firm, as stated in its report which is included in this Annual Report on Form 10-K.

ITEM 9B. Other Information

None.

Part III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information regarding our directors is set forth under the heading "Board of Directors" in our definitive proxy statement, to be filed on or about March 29, 2010, for the 2010 annual meeting of stockholders, referred to in this report as the 2010 Proxy Statement, which information is incorporated herein by reference. Information concerning Executive Officers is included in Part I of this report in Item 1. Information regarding reporting compliance with Section 16(a) for directors, officers or other parties is set forth under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2010 Proxy Statement and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all directors and employees. You can find it on our website by going to the following address: www.clearwaterpaper.com, selecting "Investor Relations" and "Corporate Governance," then selecting the link for "Code of Business Conduct and Ethics." We will post any amendments, as well as any waivers that are required to be disclosed by the rules of either the SEC or the New York Stock Exchange, on our website. To date, no waivers of the Code of Business Conduct and Ethics have been considered or granted.

Our board of directors has adopted corporate governance guidelines and charters for the board of directors' Audit Committee, Compensation Committee, and Nominating and Governance Committee. You can find these documents on our website by going to the following address: www.clearwaterpaper.com, selecting "Investor Relations" and "Corporate Governance," then selecting the appropriate link.

You can also obtain a printed copy of any of the materials referred to above by contacting us at the following address:

Clearwater Paper Corporation
Attention: Corporate Secretary
601 W. Riverside Avenue, Suite 1100
Spokane, Washington 99201
Telephone: (509) 344-5921

The Audit Committee of our board of directors is an "audit committee" for purposes of Section 3(a)(58) of the Exchange Act. As of December 31, 2009, the members of that committee were Boh A. Dickey (Chair), William D. Larsson and William T. Weyerhaeuser. The board of directors has determined that Messrs. Dickey and Larsson are each an "audit committee financial expert" and that they and Mr. Weyerhaeuser are "independent" as defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange.

ITEM 11. Executive Compensation

Information required by Item 11 of Part III is included under the heading "Compensation Discussion and Analysis" in our 2010 Proxy Statement relating to our 2010 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 of Part III is included in our 2010 Proxy Statement relating to our 2010 Annual Meeting of Shareholders and is incorporated herein by reference.

The following table provides certain information as of December 31, 2009, with respect to our equity compensation plans:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[2]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity compensation plans approved by security holders	950,226	—	733,188
Equity compensation plans not approved by security holders	—	—	—
Total	950,226	—	733,188

1 Includes 524,588 performance shares and 425,638 restricted stock units, or RSUs, which are the maximum number of shares that could be awarded under the performance share and RSU programs, not including future dividend equivalents, if any are paid.

2 Performance shares and RSUs do not have exercise prices and therefore are not included in the weighted average exercise price calculation.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information required by Item 13 of Part III is included under the heading "Transactions with Related Persons" in our 2010 Proxy Statement relating to our 2010 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

Information required by Item 14 of Part III is included under the heading "Fees Paid to Independent Registered Public Accounting Firm" in our 2010 Proxy Statement relating to our 2010 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

FINANCIAL STATEMENTS

Our financial statements are listed in the Index to Financial Statements and Schedules on page 36 of this report.

FINANCIAL STATEMENT SCHEDULES

Our financial statement schedules are listed in the Index to Financial Statements and Schedules on page 36 of this report.

EXHIBITS

Exhibits are listed in the Exhibit Index on pages 73-75 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWATER PAPER CORPORATION

(Registrant)

By /s/ GORDON L. JONES

Gordon L. Jones
Director, President
and Chief Executive Officer

Date: February 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 26, 2010, by the following persons on behalf of the registrant in the capacities indicated.

BY /s/ GORDON L. JONES **Gordon L. Jones**	Director, President and Chief Executive Officer (Principal Executive Officer)
BY /s/ LINDA K. MASSMAN **Linda K. Massman**	Vice President, Finance and Chief Financial Officer (Principal Financial Officer)
BY /s/ JOHNATHAN D. HUNTER **Johnathan D. Hunter**	Corporate Controller (Principal Accounting Officer)
* **Boh A. Dickey**	Director and Chair of the Board
* **Fredric W. Corrigan**	Director
* **William D. Larsson**	Director
* **Michael T. Riordan**	Director
* **Dr. William T. Weyerhaeuser**	Director

*By /s/ MICHAEL S. GADD

Michael S. Gadd
(Attorney-in-fact)

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
2.1*	Separation and Distribution Agreement, dated December 15, 2008, between Clearwater Paper Corporation (the "Company") and Potlatch Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on December 18, 2008).
3.1*	Restated Certificate of Incorporation of the Company, effective as of December 16, 2008, as filed with the Secretary of State of the State of Delaware (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on December 18, 2008).
3.2*	Amended and Restated Bylaws of the Company, effective as of December 16, 2008 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on December 18, 2008).
4.2*	Indenture dated as of June 11, 2009, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the Commission on June 12, 2009).
4.3*	Form of 10⅝% Senior Notes due 2016 (incorporated by reference to Exhibit A to the Indenture filed as Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the Commission on June 12, 2009).
4.4*	Registration Rights Agreement dated June 11, 2009, between the Company and the parties named therein (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company with the Commission on June 12, 2009).
10.3*	Employee Matters Agreement, dated December 15, 2008, between the Company and Potlatch Corporation (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on December 18, 2008).
10.4*	Tax Sharing Agreement, dated December 15, 2008, among the Company, Potlatch Corporation, Potlatch Forest Holdings, Inc. and Potlatch Land & Lumber, LLC (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on December 18, 2008).
10.5*	Loan and Security Agreement, dated as of November 26, 2008, by and among the Company and Bank of America, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 3, 2008).
10.6*[1]	Form of Indemnification Agreement entered into between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Company's Registration Statement on Form 10 filed with the Commission on November 19, 2008).
10.7*[1]	Employment Agreement between Gordon L. Jones and the Company (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed with the Commission on October 10, 2008).
10.7(i)*[1]	Addendum to Employment Agreement with Gordon L. Jones, dated effective January 1, 2009 (incorporated by reference to Exhibit 10.7(i) to the Company's Current Report on Form 8-K filed with the Commission on March 9, 2009).
10.7(ii)*[1]	Amendment to Employment Agreement between Gordon L. Jones and the Company, dated effective September 22, 2009 (incorporated by reference to Exhibit 10.7(ii) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2009).

EXHIBIT NUMBER	DESCRIPTION
10.8*1	Offer Letter with Linda K. Massman (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed with the Commission on October 10, 2008).
10.9*1	Offer Letter with Thomas H. Carter (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed with the Commission on October 10, 2008).
10.10*1	Clearwater Paper Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.11*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Performance Share Award (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.11(i)*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Amendment to Performance Share Awards, effective March 2, 2009 (incorporated by reference to Exhibit 10.11(i) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2009).
10.11(ii)*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Performance Share Award, as amended and restated May 12, 2009, to be used for performance share awards approved subsequent to May 12, 2009, (incorporated by reference to Exhibit 10.11(ii) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2009).
10.11(iii)*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Performance Share Award, as amended and restated December 1, 2009, to be used for annual performance share awards approved subsequent to December 31, 2009, filed as Exhibit 10.11(iii) to the Current Report on Form 8-K filed by the Registrant on December 4, 2009.
10.12*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Restricted Stock Unit Award (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.12(i)*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Restricted Stock Unit Award, as amended and restated May 12, 2009, to be used for restricted stock unit awards approved subsequent to May 12, 2009 (incorporated by reference to Exhibit 10.12(i) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2009).
10.12(ii)*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Restricted Stock Unit Award, as amended and restated December 1, 2009, to be used for annual restricted stock unit awards approved subsequent to December 31, 2009, filed as Exhibit 10.12(ii) to the Current Report on Form 8-K filed by the Registrant on December 4, 2009.
10.13*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.13(i)*1	Clearwater Paper Corporation 2008 Stock Incentive Plan—Form of Stock Option Agreement (incorporated by reference to Exhibit 10.13(i) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2009).
10.14*1	Clearwater Paper Corporation Annual Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.15*1	Clearwater Paper Corporation Management Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).

EXHIBIT NUMBER	DESCRIPTION
10.16*[1]	Clearwater Paper Corporation Severance Program for Executive Employees (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.16(i)*[1]	Amendment to the Clearwater Paper Corporation Severance Program for Executive Employees, dated May 6, 2009 (incorporated by reference to Exhibit 10.16(i) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2009).
10.17*[1]	Clearwater Paper Corporation Salaried Supplemental Benefit Plan (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.17(i)*[1]	Addendum to the Clearwater Paper Corporation Salaried Supplemental Benefit Plan, dated May 12, 2009 (incorporated by reference to Exhibit 10.17(i) to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2009).
10.18*[1]	Clearwater Paper Corporation Benefits Protection Trust Agreement (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K filed for the year ended December 31, 2008).
10.19*[1]	Clearwater Paper Corporation Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2008).
10.20*[1]	Letter Agreement, dated April 29, 2009, between the Company and Harry D. Seamans (incorporated by reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2009).
(12)	Computation of Ratio of Earnings to Fixed Charges.
(21)	Clearwater Paper Corporation Subsidiaries.
(23)	Consent of Independent Registered Public Accounting Firm.
(24)	Powers of Attorney.
(31)	Rule 13a-14(a)/15d-14(a) Certifications.
(32)	Furnished statements of the Chief Executive Officer and Chief Financial Officer under 18 U.S.C. Section 1350.

* Incorporated by reference.

1 Management contract or compensatory plan, contract or arrangement.

Performance Graph

The below graph compares the cumulative total shareholder return of our common stock for the period beginning December 5, 2008, when our stock began trading on the New York Stock Exchange, and ending December 31, 2009, with the cumulative total return during such period of the Russell 2000 Index and the two groups of peer companies listed below. The comparison assumes $100 was invested on December 5, 2008, in our common stock and in the index and each peer group and assumes dividends were reinvested. The stock performance shown on the below graph represents historical stock performance and is not necessarily indicative of future stock price performance.

We measure our relative corporate performance for purposes of performance based equity awards issued to our executive officers against a peer group of companies. Each year, a peer group is established to apply to performance based equity awards issued in that year, with peer group members being primarily selected based on the industry in which they operate and secondarily on annual revenues and market capitalization. A company may be added to, or removed from, a subsequent year's peer group, based on industry changes, changes to the company's business or other events, such as bankruptcy or acquisitions. Below is a list of the peer groups that were selected in 2009 and 2010, both of which are included in the performance graph below for comparison purposes.

2009 Peer Group

Buckeye Technologies, Inc.
Caraustar Industries, Inc.
Graphic Packaging Holding Company
International Paper Company
Kimberly-Clark Corporation
MeadWestvaco Corporation
Neenah Paper, Inc.
Packaging Corporation of America
P.H. Glatfelter Company
Rock-Tenn Company
Smurfit-Stone Container Corporation
Sonoco Products Company
Temple-Inland, Inc.
Verso Paper Corporation
Wausau Paper Corporation
Weyerhaeuser Company

2010 Peer Group

Boise, Inc.
Buckeye Technologies, Inc.
Graphic Packaging Holding Company
Greif, Inc.
International Paper Company
Kimberly-Clark Corporation
MeadWestvaco Corporation
Neenah Paper, Inc.
Packaging Corporation of America
P.H. Glatfelter Company
Rock-Tenn Company
Schweitzer-Mauduit International, Inc.
Sonoco Products Company
Temple-Inland, Inc.
Verso Paper Corporation
Wausau Paper Corporation
Weyerhaeuser Company



Comparison of Cumulative Total Return
$300
$250
$200
$150
$100
$50
$0
12/5/08
12/31/08
12/31/09
Clearwater Paper Corporation
Russell 2000 Index
2009 Peer Group
2010 Peer Group

Corporate Information

MANAGEMENT

Gordon L. Jones
President and Chief Executive Officer

Linda K. Massman
Vice President and Chief Financial Officer

Thomas H. Carter
Vice President, Human Resources

Thomas A. Colgrove
Vice President, Pulp and Paperboard

Robert P. DeVleming
Vice President, Consumer Products

Michael S. Gadd
Vice President, General Counsel and Corporate Secretary

Johnathan D. Hunter
Corporate Controller

EXECUTIVE OFFICES

601 West Riverside Avenue
Suite 1100
Spokane, WA 99201
Phone: 509.344.5900

STOCK LISTING

Clearwater Paper common stock is listed under the symbol CLW on the New York Stock Exchange.

ANNUAL MEETING

The 2010 Annual Meeting of Stockholders will be held on Tuesday, May 11, 2010, at 9:00 a.m. (Pacific Time). The meeting will be held at the Grand Hyatt Seattle, 721 Pine Street, Seattle, Washington 98101.

BOARD OF DIRECTORS

Boh A. Dickey
Chairman of the Board, Director since 2008

Fredric W. Corrigan
Director since 2009

Gordon L. Jones
President and Chief Executive Officer, Director since 2008

William D. Larsson
Director since 2008

Michael T. Riordan
Director since 2008

Dr. William T. Weyerhaeuser
Director since 2008

TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Phone: 866.205.6799 (between 8:00 am and 7:00 pm EST, Monday–Friday: IVR available 24/7)
www.bnymellon.com/shareowner/isd

ADDITIONAL INFORMATION

Copies of the company's filings with the Securities and Exchange Commission, the company's Corporate Governance Guidelines, Corporate Conduct and Ethics Code and Charters of the Committees of the Board of Directors are available free of charge at the company's website, www.clearwaterpaper.com.

FORWARD-LOOKING STATEMENTS

This report contains, in addition to historical information, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our growth strategy, enhancement of our manufacturing efficiencies and product mix, cost savings, our plans to build additional converting and paper-making capacity, our customer relationships, and our position as a leading manufacturer. These forward-looking statements are based on management's current expectations, estimates, assumptions and projections that are subject to change. Our actual results of operations may differ materially from those expressed or implied by the forward-looking statements contained in this report. Important factors that could cause or contribute to such differences include those discussed in the "Risk Factors" and "Components and Trends in Our Business" sections contained in our Annual Report on Form 10-K for the year ended December 31, 2009, which is in this report. Forward-looking statements contained in this report present management's views only as of the date of this report. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

CLEARWATER PAPER

Clearwater Paper Corporation
601 West Riverside Avenue, Suite 1100
Spokane, WA 99201
www.clearwaterpaper.com

CLEARWATER PAPER

CLEARWATER PAPER CORPORATION

ANNUAL MEETING OF STOCKHOLDERS

May 11, 2010

NOTICE OF ANNUAL MEETING

AND

PROXY STATEMENT

CLEARWATER
PAPER

Clearwater Paper Corporation
601 West Riverside Blvd., Suite 1100
Spokane, Washington 99201

Dear Stockholders:

You are cordially invited to attend the Clearwater Paper Corporation 2010 Annual Meeting of Stockholders on Tuesday, May 11, 2010, at 9:00 a.m. local time. The meeting will be held at the Grand Hyatt Seattle, 721 Pine Street, Seattle, Washington.

Under the Securities and Exchange Commission (the "SEC") rules that allow companies to furnish proxy materials to stockholders over the internet, Clearwater Paper has elected to deliver our proxy materials to most of our stockholders via the internet. This process allows us to provide stockholders with the information they need, while at the same time lowering the cost of delivery. On or about March 29, 2010, we mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to most of our stockholders containing instructions on how to access our 2010 Proxy Statement and 2009 Annual Report to Stockholders. The Notice also provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail. The Notice will also serve as an admission ticket for a stockholder to attend the 2010 Annual Meeting of Stockholders. Some of our stockholders, including stockholders that hold shares in one of the Clearwater Paper 401(k) Savings Plans, were not mailed the Notice and instead were mailed paper copies of our Proxy statement on or about March 29, 2010. ***Each attendee must present the Notice, or other proper form of documentation (as described in the section "Annual Meeting Information" in the Proxy Statement) to be admitted.***

The matters to be acted upon are described in the Notice and in the Proxy Statement. At the Annual Meeting of Stockholders we will also report on our operations and respond to questions from stockholders.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting of Stockholders, we urge you to vote. You may vote in person at the Annual Meeting of Stockholders, you may vote via the internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. If you attend the Annual Meeting you will, of course, have the right to revoke the proxy and vote your shares in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares.

Very truly yours,

Gordon L. Jones
President and Chief Executive Officer

CLEARWATER
PAPER

Clearwater Paper Corporation
601 West Riverside Blvd., Suite 1100
Spokane, Washington 99201

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Clearwater Paper Corporation will be held at the Grand Hyatt Seattle, 721 Pine Street, Seattle, Washington, on Tuesday, May 11, 2010, at 9:00 a.m. local time.

We are holding this meeting to:
- elect two directors to the Clearwater Paper Corporation Board of Directors;
- approve the Clearwater Paper Corporation Annual Incentive Plan;
- approve the Clearwater Paper Corporation 2008 Stock Incentive Plan;
- ratify the appointment of our independent registered public accounting firm for 2010; and
- transact any other business that properly comes before the meeting.

Our Board of Directors has selected March 16, 2010, as the record date for determining stockholders entitled to notice of the meeting and to vote at the meeting and at any adjournment or postponement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 11, 2010. The proxy statement relating to the Annual Meeting is attached. Financial and other information concerning Clearwater Paper is contained in our Annual Report to Stockholders for the fiscal year ended December 31, 2009. This proxy statement and our 2009 Annual Report to Stockholders are available on our web site at http://ir.clearwaterpaper.com. Additionally, and in accordance with SEC rules, you may access our proxy materials at www.proxyvote.com which does not have "cookies" that identify visitors to the site.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting of Stockholders, we urge you to vote and submit your proxy in order to ensure the presence of a quorum.

Stockholders may vote:

1. By internet: go to www.proxyvote.com;

2. By toll-free telephone: call 1-800-690-6903; or

3. By mail (if you receive a paper copy of the proxy materials and wish to vote by mail): mark, sign, date and promptly mail the proxy card in the postage-paid envelope that accompanied the proxy card.

For internet and telephone voting, you will need the Control Number printed on the notice or proxy card you received. Any proxy may be revoked in the manner described in the proxy statement under the heading "Revoking your proxy."

Beneficial Stockholders. If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

By Order of the Board of Directors,

Michael S. Gadd

MICHAEL S. GADD
Vice President, General Counsel and Corporate Secretary

TABLE OF CONTENTS

CLEARWATER PAPER CORPORATION

PROXY STATEMENT
for the
2010 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is being furnished to stockholders of Clearwater Paper Corporation in connection with the solicitation of proxies by our Board of Directors for use at our 2010 Annual Meeting of Stockholders, which is described below. References to "the company," "we," "us" or "our" throughout this proxy statement mean Clearwater Paper Corporation.

INTERNET AVAILABILITY OF ANNUAL MEETING MATERIALS

Under Securities and Exchange Commission ("SEC") rules, Clearwater Paper has elected to make our proxy materials available to most of our stockholders over the internet, rather than mailing paper copies of those materials to each stockholder. On or about March 29, 2010, we mailed to most of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") directing stockholders to a web site where they can access our 2010 Proxy Statement and 2009 Annual Report and view instructions on how to vote via the internet or by phone. If you received the Notice and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice to request that a paper copy be mailed. Some of our stockholders were not mailed the Notice and were instead delivered paper copies of the documents accessible on the internet.

ANNUAL MEETING INFORMATION

Date, Time and Place of the Meeting
The 2010 Annual Meeting of Stockholders will be held on Tuesday, May 11, 2010, at 9:00 a.m., local time, at the Grand Hyatt Seattle, 721 Pine Street, Seattle, Washington.

Purpose of the Meeting
The purpose of the meeting is to vote upon the election of two directors to our Board, the approval of an annual incentive plan and a stock incentive plan for Rule 162(m) purposes, and the ratification of the appointment of our independent registered public accounting firm.

Recommendation of the Board of Directors
Our Board unanimously recommends that you vote **FOR** each director nominee and **FOR** Proposals 2 through 4 contained in this proxy statement.

Who May Vote
Stockholders who owned common stock at the close of business on March 16, 2010, the record date for the Annual Meeting, may vote at the meeting. For each share of common stock held, stockholders are entitled to one vote for as many separate nominees as there are directors to be elected and one vote on any other matter presented.

Proxy Solicitation
Certain of our directors, officers and employees and our proxy solicitor, D.F. King & Co., and our third-party investor relations company, IR Sense, LLC, may solicit proxies on our behalf by mail, phone, fax, e-mail, or in person. We will bear the cost of the solicitation of proxies, including D.F. King's fee of $10,000 and IR Sense's fee of up to $6,400, plus out-of-pocket expenses, and we will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to the beneficial owners of Clearwater Paper stock. No additional compensation will be paid to our directors, officers or employees who may be involved in the solicitation of proxies.

Tabulation of Votes—Inspector of Election
Broadridge will act as the inspector of election at the Annual Meeting and we will reimburse reasonable charges and expenses related to the tabulation of votes.

Voting
You may vote your shares in one of several ways, depending upon how you own your shares.

Shares registered directly with Clearwater Paper (in your name):

- Via Internet: Go to www.proxyvote.com and follow the instructions. You will need to enter the Control Number printed on the Notice you received or if you received printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.
- By Telephone: Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the Control Number printed on the Notice you received or if you received printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.
- In Writing: If you received printed proxy materials in the mail and wish to vote by mail, complete, sign, date, and return the proxy card in the envelope that was provided to you, or provide it or a ballot distributed at the Annual Meeting directly to the Inspector of Election at the Annual Meeting when instructed.

Shares held in a Clearwater Paper or Potlatch Corporation 401(k) Savings Plan (through Mercer Trust Company):

- Via Internet: If you are a participant in the Clearwater Paper Hourly 401(k) Plan; the Clearwater Paper Salaried 401(k) Plan; the Potlatch Hourly 401(k) Plan; or the Potlatch Salaried 401(k) Plan, go to www.proxyvote.com and follow the instructions. You will need to enter the Control Number printed on the voting instruction form you received.
- By Telephone: Call toll free 1-800-690-6903 and follow the instructions. You will need to enter the Control Number printed on the voting instruction form you received.
- In Writing: Complete, sign, date, and return the proxy card that was mailed to you in the envelope that was provided to you. To vote in person at the Annual Meeting, you must obtain a proxy, executed in your favor, from the holder of record, Mercer.

IMPORTANT NOTE TO 401(K) PLAN PARTICIPANTS: Broadridge, our proxy agent, must receive your voting instructions by 11:59 p.m., Eastern Daylight Time, on May 5, 2010, in order for Broadridge to tabulate the voting instructions of Clearwater Paper 401(k) Savings Plan participants who have voted and communicate those instructions to the Clearwater 401(k) Savings Plan trustee, who will vote your shares.

Shares held in "street" or "nominee" name (through a bank, broker or other nominee):

- You may receive a separate voting instruction form with this proxy statement from your bank, broker or nominee, or you may need to contact your bank, broker or nominee to determine whether you will be able to vote electronically using the internet or telephone. To vote in person at the Annual Meeting, you must obtain a proxy, executed in your favor, from the holder of record.
- If you are the beneficial owner of shares held in "street name" by a broker, then the broker, as the holder of record of the shares, must vote those shares in accordance with your instructions. If you do not give instructions to the broker, then your broker can vote your shares for "discretionary" items, but cannot vote your shares for "non-discretionary" items. Of the matters to be voted upon at the meeting, only the ratification of the selection of our independent registered public accounting firm is considered routine and therefore a "discretionary" item.

If you vote via the internet, by telephone or return a proxy card by mail, but do not select a voting preference, the persons who are authorized on the proxy card, voting instruction forms and through the internet and telephone voting facilities to vote your shares will vote your shares **FOR** the election of the two nominees for director identified in this proxy statement, **FOR** Proposal 2, **FOR** Proposal 3 and **FOR** Proposal 4. If you have any questions or need assistance in voting your shares, please contact D.F. King & Co., toll-free at 1-888-887-1266.

Revoking your Proxy
If you are a stockholder of record, you may revoke your proxy at any time before the Annual Meeting by giving our Corporate Secretary written notice of your revocation or by submitting a later-dated proxy, and you may revoke your proxy at the Annual Meeting by voting by ballot. Attendance at the meeting, by itself, will not revoke a proxy. If shares are registered in your name, you may revoke your proxy by telephone by calling 1-800-690-6903 and following the instructions or via the internet by going to www.proxyvote.com and following the instructions.

If your shares are held in one of the Clearwater Paper or Potlatch Corporation 401(k) Savings Plans (through Mercer Trust Company), you may revoke your proxy by telephone by calling 1-800-690-6903 and following the instructions or via the internet by going to www.proxyvote.com and following the instructions. Broadridge, our proxy agent, must receive your revocation by 11:59 p.m., Eastern Daylight Time, on May 5, 2010, in order for the revocation to be communicated to the Clearwater Paper or Potlatch Corporation 401(k) Savings Plan trustee.

If you are a stockholder in "street" or "nominee" name, you may revoke your voting instructions by informing the bank, broker or other nominee in accordance with that entity's procedures for revoking your voting instructions.

Quorum
On March 16, 2010, the record date, we had 11,476,797 shares of common stock outstanding. Voting can take place at the Annual Meeting only if stockholders owning a majority of the total number of shares issued and outstanding and entitled to vote on the record date are present either in person or by proxy. Abstentions and broker non-votes will both be treated as present for purposes of determining the existence of a quorum.

Votes Needed
The affirmative vote of a majority of the common stock present in person or by proxy at the Annual Meeting and entitled to vote is required to elect each of the nominees for director listed in Proposal 1 and to approve Proposal 2, Proposal 3 and Proposal 4. The inspector of election will tabulate affirmative and negative votes, abstentions and broker non-votes. Withheld votes and abstentions will have the same effect as negative votes. Broker non-votes will not be counted in determining the number of shares entitled to vote.

Majority Vote Standard in Uncontested Director Elections
We have adopted majority voting procedures for the election of directors in uncontested elections. In an uncontested election, each nominee is elected by the vote of a majority of the voting power of the capital stock issued and outstanding, present in person or by proxy and entitled to vote for the election of directors. As provided in our bylaws, an "uncontested election" is one in which the number of nominees equals the number of directors to be elected in such election.

In accordance with our bylaws, our Board of Directors may nominate or elect as a director only persons who agree to tender, promptly following his or her election or re-election to the Board, an irrevocable resignation that will be effective upon (i) the failure of the candidate to receive the required vote at the next annual meeting at which he or she faces re-election and (ii) the acceptance by the Board of such resignation. If an incumbent director fails to receive the required vote for re-election in an uncontested election, the Nominating and Governance Committee determines whether such director's resignation should be accepted and makes a recommendation to the Board, which makes the final determination whether to accept the resignation. The Board must publicly disclose its decision within 90 days from the date of certification of the election results. If a director's resignation is accepted by the Board, then the Board may fill the resulting vacancy or may decrease the size of the Board.

Annual Meeting Attendance
We cordially invite and encourage all of our stockholders to attend the meeting. Persons who are not stockholders may attend only if invited by us. You should be prepared to present photo identification for admittance. If you are a stockholder of record, you must bring a copy of the Notice in order to be admitted to the meeting. If you hold your shares through one of the Clearwater Paper or Potlatch Corporation 401(k)

Plans, you must bring your proxy card in order to be admitted to the meeting. If you own shares in "street" or "nominee" name, you must bring proof of beneficial ownership (e.g., a current broker's statement) in order to be admitted to the meeting. If you do not provide photo identification and comply with the other procedures outlined above, you will not be admitted to the Annual Meeting.

Other Matters Presented at Annual Meeting

We do not expect any matters, other than those included in this proxy statement, to be presented at the 2010 Annual Meeting. If other matters are presented, the individuals named as proxies will have discretionary authority to vote your shares on the matters.

CORPORATE GOVERNANCE

Corporate Governance Guidelines; Code of Business Conduct and Ethics

We have established a corporate governance program to help guide our company and to guide our employees, officers and directors in carrying out their responsibilities and duties as well as to set standards for their professional conduct. Our Board has adopted Corporate Governance Guidelines, or Governance Guidelines, which provide standards and practices of corporate governance that we have designed to help contribute to our success and to assure public confidence in our company. In addition, all committees of the Board operate under charters that describe the responsibilities and practices of each committee.

We have adopted a Code of Business Conduct and Ethics, or Ethics Code, which provides ethical standards and corporate policies that apply to all of our directors, officers and employees. Our Ethics Code requires, among other things, that our directors, officers and employees act with integrity and the highest ethical standards, comply with laws and other legal requirements, engage in fair competition, avoid conflicts of interest, and otherwise act in our best interests. We have also adopted a Code of Ethics for Senior Financial Officers that applies to senior management and provides for accurate, full, fair and timely financial reporting and the reporting of information related to significant deficiencies in internal controls, fraud and legal compliance.

We have established procedures for confidentially and anonymously reporting concerns and potential violations regarding accounting, internal controls and auditing matters as well as concerns or potential violations of our ethics codes and other matters.

Director Independence

The role of our Board is to oversee and provide policy guidance on our business and affairs. The Board believes that it will best serve our stockholders if the majority of its members are independent. As of March 16, 2010, our Board had six members, five of whom are outside (non-employee) directors. The Chair of our Board, Boh A. Dickey, is an outside director. With the exception of Gordon L. Jones, who also serves as our President and Chief Executive Officer, or CEO, the Board has determined that none of our directors or their immediate family members have a material relationship with the company (either directly or as a partner, stockholder or officer of an organization that has a relationship with us), and none of our directors or their immediate family members are employees of our independent registered public accounting firm, KPMG LLP. All of our outside directors are independent within the meaning of the New York Stock Exchange, or NYSE, listing standards and our Director Independence Policy.

Our Board meets in executive session without members of management present, as the Board or its individual members deem necessary, and Mr. Dickey, as the Chair, presides over these sessions. Each committee of the Board also meets in executive session, as the committee or its individual members deem necessary.

Board Meetings

Our Board and its committees met a total of 31 times in 2009. Our directors attended all meetings of the Board and all meetings of Board committees of which the director is a member during 2009 with the exception of one member that missed one Board meeting. The Board does not have a policy requiring director attendance at annual meetings of our stockholders.

Communications with Directors

Stockholders and interested parties may contact our directors to provide comments, to report concerns, or to ask a question, by mail at the following address:

Corporate Secretary
Clearwater Paper Corporation
601 West Riverside Ave., Suite 1100
Spokane, Washington 99201

Stockholders and interested parties may also communicate with our directors as a group by using the form on our web site at *www.clearwaterpaper.com*, by selecting "Investor Relations," then "Corporate Governance" and "Contact the Board." All communications received will be processed by our Corporate Secretary. We forward all communications, other than those that are unrelated to the duties and responsibilities of the Board, to the intended directors.

Our Audit Committee has established procedures to address concerns and reports of potential irregularities or violations regarding accounting, internal controls and auditing matters. Employees may make such reports on a confidential and anonymous basis. All such reports are directed through an independent, third-party hotline provider and are routed directly to the Chair of the Audit Committee. The procedures and hotline number are available by going to our public web site at *www.clearwaterpaper.com*, and selecting "Investor Relations," then "Corporate Governance," and "Procedures for the Reporting of Questionable Accounting and Auditing Matters."

Nominees for Director

Our Nominating and Governance Committee, or Nominating Committee, is responsible for identifying, evaluating, recruiting and recommending qualified candidates to our Board for nomination or election. The Board nominates directors for election at each annual meeting of stockholders, and elects new directors to fill vacancies if they occur.

Our Board strives to find directors who are experienced and dedicated individuals with diverse backgrounds, perspectives and skills. Our Governance Guidelines contain membership criteria that call for candidates to be selected for their character, judgment, diversity of experience, business acumen and ability to act on behalf of all stockholders. In addition, we expect each director to be committed to enhancing stockholder value and to have sufficient time to effectively carry out his or her duties as a director. Our Nominating Committee also seeks to ensure that a majority of our directors are independent under NYSE rules and our policies and that one or more of our directors is an "audit committee financial expert" under SEC rules.

Prior to our annual meeting of stockholders, our Nominating Committee identifies director nominees first by evaluating the current directors whose terms will expire at the annual meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, the candidate's prior service as a director, and the needs of the Board for any particular talents and experience. If a director no longer wishes to continue in service, if the Nominating Committee decides not to re-nominate a director, or if a vacancy is created on the Board because of a resignation or an increase in the size of the Board or other event, then the committee considers whether to replace such director or to decrease the size of the Board. If the decision is to replace a director, then the Nominating Committee considers various candidates for Board membership, including those suggested by committee members, by other Board members, a director search firm engaged by the committee, or our stockholders. Prospective nominees are evaluated by the Nominating Committee based on the membership criteria described above and set forth in our Governance Guidelines.

A stockholder who wishes to recommend a prospective nominee to the Board for consideration by the Nominating Committee should notify our Corporate Secretary in writing at our principal office. Each notice must include the information about the prospective nominee as would be required if the stockholder were nominating a person to the Board under our Amended and Restated Bylaws, or Bylaws. Such notice must be delivered to our offices by the deadline relating to stockholder proposals to be considered for inclusion in our proxy materials, as described under "General Information—Stockholder Proposals for 2011" below.

Each notice delivered by a stockholder who wishes to recommend a prospective nominee to the Board for consideration by the Nominating Committee generally must include the following information about the prospective nominee:

- the name, age, business address and residence address of the person;
- the principal occupation of the person;
- the number of shares of Clearwater Paper common stock owned by the person;

- a statement whether the person, if elected, intends to tender an irrevocable resignation effective upon (i) such person's failure to receive the required vote for re-election and (ii) acceptance of such resignation by the Board;
- a description of all compensation and other relationships during the past three years between the stockholder and the person;
- any other information relating to the person required to be disclosed pursuant to Section 14 of the Exchange Act, and
- the person's written consent to serve as a director if elected.

The Nominating Committee may require any prospective nominee recommended by a stockholder to furnish such other information as the Nominating Committee may reasonably require to determine the eligibility of such person to serve as an independent director or that could be material to a stockholder's understanding of the independence, or lack thereof, of such person.

The foregoing is only a summary of the detailed requirements set forth in our Bylaws regarding director nominations by stockholders that would apply when a stockholder wishes to recommend a prospective nominee to the Board for consideration by the Nominating Committee. A more detailed description of the information that must be provided as to a prospective nominee is set forth in Article 3 of our Bylaws, which are available on our web site at *www.clearwaterpaper.com* by selecting "Investor Relations" and then "Corporate Governance."

Committees of the Board

Our Board currently has three standing committees, as described below. The current charters of each of these committees are available on our web site at *www.clearwaterpaper.com* by selecting "Investor Relations" and then "Corporate Governance".

Board Leadership Structure

We currently separate the role of Board Chair from that of our CEO. We adopted this structure because we hired a new CEO in connection with our spin-off from Potlatch Corporation in December of 2008, and our Board believed that the role of Chair should, initially at least, be performed by one of our directors who had served on the board of Potlatch and was familiar and knowledgeable about board governance matters and our business history.

The Board may elect to have the role of Board Chair and CEO performed by the same person, as many companies in our industry do. If we were to adopt that structure, the Board would appoint one of its independent members to serve as Vice Chair, who would act as the lead independent director and, among other responsibilities, provide an independent contact to allow the other directors to communicate their views, and concerns to management as well as preside over non-management executive sessions of Board meetings.

Board Role in Risk Oversight

During 2009, the directors reviewed and discussed the risk oversight function to be performed by the Board as well as the risk assessment and management procedures that the company undertakes. Previously, we had placed responsibility for risk oversight primarily on our Audit Committee. After reviewing the matter in 2009, the directors decided to involve the full Board in the oversight of the company's risks, with the Audit Committee's primarily responsibility being review and oversight of financial risks directly affecting the company's financial reporting. Management reports periodically to the Board on identification and appropriate monitoring and mitigation of the various material risks facing our company.

As part of the Audit Committee's role in the oversight of risks, management updates the committee periodically as to our material financial risk exposures and steps management has taken to monitor and control such exposures. Our Audit Committee reviews with our independent auditors the adequacy and effectiveness of our internal controls and our disclosure controls and procedures. Additionally, our Internal Audit Director provides the Audit Committee with regular updates on our financial risk management procedures and systems of internal control and the General Counsel updates the committee regarding any significant litigation, claims and regulatory and legal compliance matters.

The following table shows the membership of each committee as of March 16, 2010:

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Fredric W. Corrigan		X	X
Boh A. Dickey (Chair of the Board)	X(Chair)		X
Gordon L. Jones			
William D. Larsson	X		
Michael T. Riordan		X	X(Chair)
William T. Weyerhaeuser	X	X(Chair)	

Audit Committee
Our Audit Committee consists of three outside directors, and is responsible for assisting the Board in its oversight of our accounting, financial reporting and internal control matters. As more fully described in its charter, the Audit Committee is also responsible for overseeing the quarterly review and the annual audit of our financial statements. The committee has sole authority to select, compensate and terminate our independent registered public accounting firm and oversees the selection, compensation and termination of our Internal Audit Director. In addition, the committee oversees and administers our Related Person Transactions Policy. *See "Transactions with Related Persons" below.* The committee has appointed KPMG LLP as our independent registered public accounting firm, and pre-approves its audit fees and non-audit services and fees in accordance with criteria adopted by the committee.

Our Board has determined that all members of our Audit Committee are independent within the meaning of the NYSE listing standards and our Director Independence Policy, and that all members are "financially literate." The Board also has determined that committee members Boh A. Dickey and William D. Larsson are each an "audit committee financial expert" as defined by SEC rules. The Audit Committee met 11 times in 2009.

Compensation Committee
Our Compensation Committee consists of three outside directors, all of whom are independent within the meaning of the NYSE listing standards and our Director Independence Policy. As more fully described in its charter, the Compensation Committee's primary responsibility is the oversight of our executive compensation and benefits programs, including establishing the performance measurements and targets for executive officers' incentive pay, as well as annually reviewing and approving their compensation. Additionally, the committee coordinates with our Board Chair the annual performance review of our Chief Executive Officer. The committee also reviews the "Compensation Discussion and Analysis" contained in this proxy statement and recommends its inclusion to the full Board for approval. *See "Compensation Discussion and Analysis*" in this proxy statement for a discussion of the committee's role in setting executive compensation. The Compensation Committee met seven times in 2009.

Nominating and Governance Committee
Our Nominating and Governance Committee consists of three outside directors all of whom are independent within the meaning of the NYSE listing standards and our Director Independence Policy. As described more fully in its charter, the Nominating Committee is responsible for identifying, evaluating, recruiting and recommending to the Board nominees for election as directors, and for developing and recommending to the Board corporate governance principles. It also oversees the evaluation of the Board and management. The Nominating Committee met five times in 2009.

Compensation Committee Interlocks and Insider Participation
William T. Weyerhaeuser, Fredric W. Corrigan, Jack A. Hockema, and Michael T. Riordan served as members of our Compensation Committee during 2009. Mr. Hockema resigned from the Board in June 2009. At that time Mr. Corrigan began serving on the committee. All are, or were in the case of Mr. Hockema, outside directors, and none of our named executive officers served as a director or as a member of a compensation committee of any business entity employing any of our directors during 2009.

Transactions with Related Persons

Securities laws require us to disclose certain business transactions that are considered related person transactions. In order to comply with these requirements, our Board has adopted a Related Person Transactions Policy that applies to our directors and executive officers, any beneficial owner of more than 5% of our voting stock, any immediate family member of any of the foregoing persons, and any entity that employs any of the foregoing persons, or in which any of the foregoing persons is a general partner, principal or 10% or greater beneficial owner. Transactions covered by this policy are those in which (a) we or any of our subsidiaries participate, (b) the amount involved exceeds $120,000, and (c) any related person had, has or will have a direct or indirect material interest, as defined in the policy.

Any proposed related person transaction is reviewed by our Audit Committee at its next regularly scheduled meeting, unless our General Counsel or Corporate Secretary determines that it is not practicable or desirable to wait until the next scheduled meeting for a particular transaction, in which case the Chair of the Audit Committee has the authority to review and consider the proposed transaction. Only those transactions determined to be fair and in our best interests are approved, after taking into account all factors deemed relevant by the Audit Committee, or its Chair, as the case may be. If the Chair approves any related person transaction, then that approval is reported to the Audit Committee at its next regularly scheduled meeting.

We did not conduct any transactions with related persons in 2009 that would require disclosure in this proxy statement or approval by the Audit Committee pursuant to the policy described above.

BOARD OF DIRECTORS

Our Board of Directors is divided into three classes serving staggered three-year terms. At the Annual Meeting, our stockholders will elect two individuals to serve as directors until the 2013 Annual Meeting. *See "Proposal No. 1—Election of Directors."* Our Bylaws require our directors to be elected by a majority vote of the shares of common stock present or represented by proxy and entitled to vote at the Annual Meeting.

Below are the names and ages of our six directors of as the date of this proxy statement, the year each of them became a director, their principal occupations or employment for at least the past five years, and certain of their other directorships. Unless authority is withheld, the persons named as proxies in the voting materials made available to you or in the accompanying proxy will vote for the election of the nominees listed below. We have no reason to believe that any of these nominees will be unable to serve as a director. If any of the nominees becomes unavailable to serve, however, the persons named as proxies will have discretionary authority to vote for a substitute nominee.

Nominees for Election at this Meeting for a Term Expiring in 2013 (Class II)

William D. Larsson (age 64) has been a director since December 2008. Mr. Larsson served as Senior Vice President and Chief Financial Officer of Precision Castparts Corp., an industrial manufacturing company, from August 2000 until his retirement in December 2008. Mr. Larsson serves as Lead Director and Chairman of the audit committee of Schnitzer Steel Industries (NASDAQ:SCHN), a manufacturer of recycled metal products.

The Board believes that Mr. Larsson's experience, knowledge, skills and expertise acquired as the CFO of Precision Castparts, a Fortune 500 company, including financial reporting expertise, capital structure optimization and transactional structuring and financing, add significant value to the Board. Additionally, Mr. Larsson's service and experience as a lead independent director for another public company, including active involvement in overseeing governance matters and the interaction of independent directors with a public company's management, strengthen the governance and functioning of our Board. Based primarily on these considerations, the Board concluded that Mr. Larsson should be nominated to be re-elected to serve as one of our directors.

Michael T. Riordan (age 59) has been a director since December 2008. Mr. Riordan served as Chairman, Chief Executive Officer and President of Paragon Trade Brands, a manufacturer of private label disposable diapers and related products, from May 2000 until his retirement in 2002. He also served as President and Chief Operating Officer of Fort James Corporation, a manufacturer of disposable paper products, from August 1997 to August 1998, and prior to that as Chairman and CEO of Fort Howard Corporation, a tissue products manufacturer, up until its merger with James River Corporation in 1997. Mr. Riordan also serves as a director of R.R. Donnelley & Sons Company (NYSE: RRD), a publication, catalog and commercial printing company. He served as a director of Potlatch Corporation from December 2002 to December 2008.

The Board believes that Mr. Riordan's experience, knowledge, skills and expertise acquired as an executive officer or CEO of three paper product companies, including experience and understanding of private label consumer product markets as well as strategy formation and execution skills, add significant value to the Board. Additionally, Mr. Riordan's extensive qualifications and experience gained from serving on compensation and audit committees for other public companies provides expertise necessary for the functioning of our Board and its committees. Further, Mr. Riordan's knowledge of paper products businesses, including pulp-based and consumer products, acquired as a director of Potlatch is integral to the Board's assessment of historical trends and strategic options for our company. Based primarily on these considerations, the Board concluded that Mr. Riordan should be nominated to be re-elected to serve as one of our directors.

Directors Continuing in Office until 2011 (Class III)

Fredric W. Corrigan (age 67) has been a director since January 2009. Mr. Corrigan served as Chief Executive Officer, President and a director of the Mosaic Company, a global crop nutrition company, from October 2004 until his retirement in 2007. Prior to that he served as Executive Vice President of Cargill, Incorporated, a producer and marketer of food, agricultural, financial and industrial products and services, from 1999 to 2004. Mr. Corrigan also serves as the Lead Independent Director of Xcel Energy (NYSE: XEL), a U.S. electricity and natural gas company.

The Board believes that Mr. Corrigan's experience, knowledge, skills and expertise acquired as the CEO of the Mosaic Company, including experience and understanding of the management of a spin-off public company as well as strategy formation and execution skills, add significant value to the Board. Additionally, Mr. Corrigan's service and experience as a lead independent director for another public company, including active involvement in overseeing governance matters and the interaction of independent directors with a public company's management, strengthen the governance and functioning of our Board. Based primarily on these considerations, the Board concluded that Mr. Corrigan should serve as one of our directors.

William T. Weyerhaeuser (age 66) has been a director since December 2008. Mr. Weyerhaeuser has served as Chairman of the Board of Columbia Banking System, Inc. (NASDAQ: COLB), a bank holding company with branches in Washington and Oregon, since January 2001, and served as its Interim Chief Executive Officer from June 2002 until February 2003. He has served as Chairman of the Board of Eden Bioscience Corporation (formerly NASDAQ: EDEN), a developer and manufacturer of natural protein-based products for improving plant health, since November 2001, and served as a director of Potlatch Corporation from February 1990 to December 2008, and as vice-chair of the Board of Directors of Potlatch Corporation from January 2004 to December 2008.

The Board believes that Mr. Weyerhaeuser's extensive qualifications and experience as a chair and a lead independent director for other public companies, including active involvement in overseeing governance matters and the interaction of independent directors with a public company's management, strengthen the governance and functioning of our Board. Additionally, Mr. Weyerhaeuser's extensive qualifications and experience gained from serving as the chair of compensation committees for other public companies provides expertise necessary for the functioning of our Board and its committees. Further, Mr. Weyerhaeuser's knowledge of paper products businesses, including pulp-based and consumer products, acquired as a director of Potlatch is integral to the Board's assessment of trends and strategic options for our company. Based primarily on these considerations, the Board concluded that Mr. Weyerhaeuser should serve as one of our directors.

Directors Continuing in Office until 2012 (Class I)

Boh A. Dickey (age 65) has been a director since December 2008. Mr. Dickey has served as the Chair of the Board since December 2008. Mr. Dickey served as the President, Chief Operating Officer and a director of SAFECO Corporation, an insurance and financial services company, from 1996 until his retirement in 2001. Prior to that he was the Controller and then CFO of SAFECO. He also serves as a director of Potlatch Corporation.

The Board believes that Mr. Dickey's experience, knowledge, skills and expertise acquired as the President and COO of Safeco, including experience and understanding of the operation and governance of a public company, and as its Controller and CFO, as well as those he acquired as an audit partner at an independent public accounting firm, including financial reporting expertise and understanding of internal and financial controls, add significant value to the Board. Additionally, Mr. Dickey's extensive qualifications and experience gained from serving as the chair of an audit committee for another public company provides expertise necessary for the functioning of our Board and the committees it is required to have as a NYSE listed public company. Further, Mr. Dickey's knowledge of paper products businesses, including pulp-based and consumer products, acquired as a director of Potlatch is integral to the Board for assessing historical trends and strategic options for our company. Based primarily on these considerations, the Board concluded that Mr. Dickey should serve as one of our directors.

Gordon L. Jones (age 60) has been a director and our President and CEO since December 2008. Mr. Jones served as a Vice President of Potlatch Corporation from July 2008 to December 2008, pending completion of the spin-off of Clearwater Paper. Since January 2001 he has served as the President and Managing Member of Jones Investment Group LLC, an investment company. Prior to that, Mr. Jones served from May 1999 to November 2000 as President, Chief Executive Officer, and Director for Blue Ridge Paper Products, Inc., a manufacturer of paperboard and packaging products.

The Board believes that Mr. Jones should serve as a director because, as CEO, his knowledge of our day-to-day operations and effectiveness of our business strategies provides a valuable perspective to our Board. Additionally, Mr. Jones' more than 30 years of experience in the pulp and paper industry, including his position as Chief Executive Officer and a director for Blue Ridge Paper Products, as well as a number of executive positions with Smurfit-Stone and predecessor companies, are integral to the Board's assessment of business opportunities and strategic options for our company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF THE TWO NOMINEES FOR DIRECTOR.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows the number of shares beneficially owned as of February 28, 2010, by each owner of more than 5% of our common stock, each of our directors, each executive officer for whom compensation is reported in this proxy statement, and all directors and executive officers as a group. The number of shares reported is based on data provided to us by the beneficial owners of the shares. The percentage ownership data is based on 11,476,797 shares of our common stock outstanding as of February 28, 2010, unless otherwise noted. Under SEC rules, beneficial ownership includes shares over which the person or entity exercises voting or investment power. Except as noted, and subject to applicable community property laws, each owner has sole voting and investment power over the shares shown in this table.

	Amount and Nature of Common Stock Beneficially Owned				
	Number of Shares Beneficially Owned	Right to Acquire (1)	Total Shares Beneficially Owned	Percent of Class	Common Stock Units (2)
Stockholders Owning More Than 5%					
T. Rowe Price Associates, Inc T. Rowe Price Small-Cap Value Fund, Inc 100 E. Pratt Street Baltimore, MD 21202	999,206(3)		999,206	8.70%	
BlackRock, Inc 40 East 52nd Street New York, NY 10022	910,670(4)		910,670	8.01%	
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	610,433(5)		610,433	5.37%	
Directors and Named Executive Officers					
Fredric W. Corrigan	5,000	—	5,000	*	5,567
Boh A. Dickey	4,000(6)	—	4,000	*	5,923
Gordon L. Jones	20,808(7)	15,963	36,771	*	—
William D. Larsson	—	—	—	*	5,923
Michael T. Riordan	488	—	488	*	5,923
William T. Weyerhaeuser	36,991(8)	—	36,991	*	11,719
Thomas H. Carter	3,695(9)	3,526	7,221	*	—
Robert P. DeVleming	19,324(10)	4,024	23,348	*	—
Michael S. Gadd	3,675(11)	4,578	8,253	*	—
Linda K. Massman	11,050	5,365	16,415	*	—
Harry D. Seamans(12)	14,121(13)	—	14,121	*	—
Directors and Executive Officers as a Group (11 persons)	105,031(14)	33,456	138,457	1.20%	

* Less than 1%

[Footnotes to this table appear on the following page.]

(1) Represents shares that are issuable under restricted stock units that are vested as of February 28, 2010 and shares that are issuable as a result of the vesting of restricted stock units within 60 days of February 28, 2010.

(2) Represents common stock units as of February 28, 2010. These stock units are not actual shares of common stock and have no voting power. In the case of our directors, these stock units are credited, along with any accrued dividend equivalents, on a one-for-one basis with our common stock pursuant to our Deferred Compensation Plan for Directors (see *"Compensation of Directors"*). The units represent deferred director's fees for Mr. Weyerhaeuser, and annual stock unit awards granted in January and March 2009 to all non-employee directors. Mr. Weyerhaeuser's deferred directors fees will be converted to cash and paid according to the election made prior to deferring fees. The annual deferred awards to non-employee directors are converted to cash and paid upon separation from service as a director.

(3) Based on the stockholders' Schedule 13G/A filed on February 12, 2010, with the SEC, the stockholder serves as an investment advisor registered under the Investment Act, with sole dispositive power over all these shares and sole voting power over 324,230 of these shares. These securities are owned by various individuals and institutional investors including T. Rowe Price Small-Cap Value Fund, Inc (which owns 655,000 shares, representing 5.7% of the shares of our common stock outstanding as of December 31, 2009), which T. Rowe Price Associates, Inc. (Price Associates) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4) Based on the stockholders' Schedule 13G filed on January 29, 2010, with the SEC. The Schedule indicates that sole dispositive power over all these shares is held as of December 31, 2009 by the following entities: BlackRock Advisors (UK) Limited; BlackRock Institutional Trust Company, N.A.; BlackRock Fund Advisors; BlackRock Asset Management Australia Limited; BlackRock Investment Management, LLC; BlackRock International Ltd.

(5) Based on the stockholders' Schedule 13G filed on February 8, 2010, with the SEC, the stockholder serves as an investment advisor registered under the Investment Act, with sole dispositive power over all these shares and sole voting power over 15,066 of these shares. These securities are owned by various individuals and institutional investors including Vanguard Fiduciary Trust Company (which owns 15,066 shares, representing .13% of the shares of our common stock outstanding as of December 31, 2009), with power to vote the shares.

(6) These shares are held in the name of Mr. Dickey and his spouse with whom Mr. Dickey shares voting and investment power.

(7) Includes 4,200 shares held by Jones Investment Group LLC over which shares Mr. Jones has sole voting and investment power.

(8) Includes the following: (i) 1,275 shares owned directly; (ii) 16,435 shares held by trusts or nonprofit entities of which Mr. Weyerhaeuser is either a trustee or director, over none of which he has sole voting and investment power, 16,435 shares over which he has shared voting power, 12,218 over which he has shared investment power; and (iii) 18,301 shares held by a trust of which Mr. Weyerhaeuser is a trustee and has sole voting and investment power. Also includes 980 shares held in the name of his spouse, of which Mr. Weyerhaeuser disclaims beneficial ownership. Mr. Weyerhaeuser disclaims beneficial ownership of all shares except for the 1,275 shares he owns directly and 18,301 shares held in a trust for his benefit for which he is also trustee.

(notes continue on next page)

(9) Includes 410 shares of common stock held for Mr. Carter's individual account under our 401(k) employee savings plan.

(10) Includes 1,760 shares of common stock held for Mr.DeVleming's individual account under our 401(k) employee savings plan.

(11) Includes 26 shares of common stock held for Mr. Gadd's individual account under our 401(k) employee savings plan.

(12) Mr. Seamans retired effective April 30, 2009.

(13) Includes 431 shares of common stock held for Mr. Seamans' individual account under our 401(k) employee savings plan.

(14) Includes an aggregate of 2,196 shares of common stock held for the executive officers' benefit under our 401(k) employee savings plan.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our 2009 Annual Report on Form 10-K.

The Committee Members:

William T. Weyerhaeuser, Chair
Fredric W. Corrigan
Michael T. Riordan

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We were a wholly owned subsidiary of Potlatch Corporation until our spin-off on December 16, 2008. In connection with the spin-off, we entered into an Employee Matters Agreement, or EMA, with Potlatch that addresses the parties' respective obligations to employees and former employees who are or were associated with our business. Under the EMA, we agreed to provide for twelve months following the spin-off a substantially similar compensation program for our employees, including our named executive officers, as the program administered by Potlatch. As required by the EMA, we adopted or amended existing executive compensation plans, as appropriate, to replace or modify executive compensation plans previously sponsored by Potlatch or us. Consequently, our compensation program for 2009 was generally based on or derived from Potlatch's program. There were, however, some notable exceptions for 2009 from Potlatch's program, such as a change in company performance measures under our annual cash incentive plan discussed on page 23 to reflect the fact that we are a stand-alone manufacturing company as opposed to part of a larger organization with a parent corporation that is a real estate investment trust.

This Compensation Discussion and Analysis discusses our 2009 compensation program for our following named executive officers:

Gordon L. Jones	President and Chief Executive Officer
Linda K. Massman	Vice President, Finance and Chief Financial Officer
Robert P. DeVleming	Vice President, Consumer Products
Thomas H. Carter	Vice President, Human Resources
Michael S. Gadd	Vice President, General Counsel and Corporate Secretary
Harry D. Seamans	former Vice President, Pulp and Paperboard

This Compensation Discussion and Analysis is organized into three sections. In the first section below, titled "Compensation Philosophy and Objectives," we describe the key objectives and mechanics of our compensation program. Many of these objectives and mechanics applied to Potlatch's compensation program in 2008, and applied through the EMA to our compensation program in 2009.

In the second section below, titled "Analysis of 2009 Compensation," we describe the compensation earned by or paid to our named executive officers during 2009.

In the third section below, titled "2010 Compensation Program Changes," we describe actions that the Compensation Committee has taken to develop a distinctly "Clearwater Paper" compensation program supporting our strategic objectives that will apply to 2010 and beyond.

Compensation Philosophy and Objectives

Our compensation philosophy is to pay our executives competitive and fair compensation that is linked to individual and company performance. The objectives of our executive compensation program are to attract, retain, motivate, and reward executives in order to enhance the long-term profitability of the company, incent stockholder value creation, and align executives' interests with those of our stockholders. We target our executive compensation levels to be at or near the median of compensation paid by comparable companies with the opportunity to reward above the median for outstanding performance. We believe that a significant portion of total compensation for our executives should be "at-risk" and dependent on the achievement of target levels of performance.

Compensation Oversight

The Compensation Committee's primary responsibility is the oversight of our executive compensation and benefits programs. The committee's purview includes approving the performance measurements and targets for executive officers' incentive pay as well as annually reviewing and approving their compensation packages.

Management Input

As part of our process for establishing executive compensation, our CEO and our Vice President, Human Resources, or VP-HR, provide information and make recommendations to the Compensation Committee. Our VP-HR provides the Compensation Committee with a detailed review of the actual results for the company and each operating division compared to the performance measures set at the beginning of the year under our annual incentive plan. Our CEO provides to the committee:

- his performance evaluations of the executives who report to him;
- recommendations as to changes to base salaries as well as target amounts for annual cash bonuses and equity awards for each executive officer, excluding his own;
- recommendations regarding annual cash bonuses to be paid to our executive officers;
- recommendations regarding compensation packages for executives being hired or promoted; and
- proposed company and operating division performance targets.

Recommendations regarding target and actual executive compensation components are based on the principal duties and responsibilities of each position, competitor pay levels within our industry in both regional and national markets and at comparable companies, and internal pay equity, as well as on individual performance considerations.

Compensation Consultants

The Compensation Committee has engaged Deloitte Consulting LLP, or Deloitte, to advise the Compensation Committee on executive compensation matters. The Nominating Committee has also engaged Deloitte to advise that committee on director compensation matters. Deloitte does not advise any of our executive officers as to their individual compensation and does not perform other services for the company. Deloitte periodically performs a competitive market assessment of each executive officer's compensation package that the committee uses to analyze each component of such compensation as well as each executive officer's compensation in the aggregate. The intent of these assessments is to evaluate the proper balance and competitiveness of our executive officers' compensation as well as the form of award used to accomplish the objective of each component.

Deloitte also assists the Compensation Committee on an annual basis in reviewing and analyzing the compensation packages for the CEO and of each of our other executive officers. Deloitte provided such assistance to the committee in 2009 and in early 2010 in connection with the committee's determination of annual bonuses for 2009 and base salary adjustments for 2010, and its review and approval of annual and long-term incentive award opportunities for our executive officers for 2010.

As part of the redesign of our executive compensation program for 2010 and beyond, at the request of the Compensation Committee and in connection with Deloitte's role as the committee's consultant, management worked with Deloitte to ensure Deloitte was aware of and could provide their perspective on management's proposals presented to the committee. Deloitte performed a competitive market analysis of our 2009 executive compensation as part of the redesign of our compensation program.

Ultimately, decisions about the amount and form of executive compensation under our compensation program are made by the Compensation Committee alone and may reflect factors and considerations other than the information and advice provided by Deloitte or management.

Establishing Compensation

At meetings held in the first quarter of each year, the Compensation Committee typically takes the following actions relating to the compensation for our executive officers, and in some cases other senior employees:

- approves any base salary increases;
- approves the payment of cash awards under our annual incentive plan for the prior year's performance;
- approves the settlement of any performance based equity awards previously issued under our long-term incentive plan;

- establishes the performance measures and approves the target award opportunity for cash awards under our annual incentive plan for the current year;
- establishes the performance measures for any performance based equity awards under our long-term incentive plan;
- approves the threshold and maximum levels of performance under the annual and long-term incentive plans, including performance shares, as well as the payouts for achieving those levels of performance;
- approves the grant of any other equity awards, such as restricted stock units that vest based on continued employment, under our long-term incentive plan; and
- establishes the peer group of companies that will be used for purposes of measuring relative performance under the performance based equity awards.

Use of Tally Sheets. In connection with the committee's review and approval of executive compensation, it periodically analyzes tally sheets prepared by Deloitte that affix dollar amounts to all components of each executive officer's compensation consisting of base salary and bonuses, outstanding equity awards, benefits, and potential termination of employment and change-in-control severance payments under several different scenarios. The committee reviews tally sheets for our CEO on an annual basis and every other year for the other executive officers. Accordingly, tally sheets were prepared for all of our executive officers in February 2009 and only for Mr. Jones in January 2010.

Wealth Accumulation Analysis. The committee also periodically reviews a wealth accumulation analysis prepared by Deloitte in establishing our executive officers' compensation. The wealth accumulation analysis is comprised of an assessment of the potential value of equity holdings for each of our executive officers based on (i) each of the termination scenarios presented to the committee in the tally sheet, and (ii) multiple company stock price scenarios at the end of a five and ten-year period. The purpose of the analysis is to identify the potential wealth that may be created as a result of our compensation program and assist the committee in determining if that wealth creation is appropriate given our projected performance. The committee reviews wealth accumulation for our CEO on an annual basis and every other year for the other executive officers. Accordingly, a wealth accumulation analysis was prepared for all of our executive officers in February 2009 and only for Mr. Jones in January 2010.

Competitive Market Assessments. The committee conducts a periodic review of each of our executive officer's compensation and, in connection with these assessments, analyzes competitive data provided by Deloitte. Deloitte performed such an assessment for the committee in March 2009 and again in January 2010. Deloitte's market assessment utilizes blended market data from relevant survey sources, including the Forest Products Industry Compensation Association Survey for industry-specific market data, as well as surveys from Mercer and Watson Wyatt for market data on non-durable goods manufacturing and general industry companies of similar size. This sample includes a number of the companies that comprised our 2009 peer group as well as other companies outside of that peer group to which we compare our compensation. In the competitive assessment, Deloitte gathers competitive compensation data that is adjusted, if possible and appropriate, to the revenues of the company for corporate-based employees and each operating division for division employees. The competitive assessment is based on executive positions that are comparable to those of our executive officers.

Individual Performance. We adjust compensation against the median level for individual executives, as appropriate, to recognize variables such as job performance, long-term potential, experience and for purposes of recruitment and retention. Total direct compensation (defined as base salary plus short- and long-term incentives) earned by our executives may vary from the market median (above or below) based on individual performance.

2009 Peer Group

Based upon the analysis of, and in consultation with Deloitte in early 2009, we established a peer group for purposes of comparing our corporate performance as well as for purposes of evaluating the competitiveness of our compensation practices. The Compensation Committee's primary criterion, for such peer companies is the industry in which they operate, and secondarily their respective annual revenue and market capitalization. The peer group applicable for performance share grants for the three year period beginning January 1, 2009 consisted of the following companies:

Company Name	Revenue (in Millions) (1)	Market Capitalization (in Millions) (2)
International Paper Company	$23,366	$11,598
Kimberly-Clark Corporation	$19,115	$26,464
MeadWestvaco Corporation	$ 6,049	$ 4,900
Smurfit-Stone Container Corporation(3)	$ 5,574	$ 71
Weyerhaeuser Company	$ 5,528	$ 9,118
Graphic Packaging Holding Company	$ 4,096	$ 1,191
Sonoco Products Company	$ 3,597	$ 2,925
Temple-Inland, Inc.	$ 3,577	$ 2,257
Rock-Tenn Company	$ 2,812	$ 1,953
Packaging Corporation of America	$ 2,148	$ 2,370
Verso Paper Corporation	$ 1,361	$ 137
P.H. Glatfelter Company	$ 1,197	$ 554
Wausau Paper Corporation	$ 1,032	$ 568
Buckeye Technologies, Inc.	$ 755	$ 378
Neenah Paper, Inc.	$ 574	$ 205
Caraustar Industries, Inc.(4)	N/A	N/A
25th Percentile	$ 1,279	$ 466
Median	$ 3,577	$ 1,953
75th Percentile	$ 5,551	$ 3,913
Clearwater Paper Corporation	**$ 1,250**	**$ 625**
Percentile Rank	**24th Percentile**	**36th Percentile**

(1) Annual revenue for fiscal year 2009.

(2) As of December 31, 2009.

(3) Smurfit-Stone Container Corp. filed for bankruptcy on January 26, 2009.

(4) Caraustar Industries, Inc. emerged from bankruptcy as a private company in 2009, therefore this information is unavailable.

Compensation Components

We balance our executives' total direct compensation among three components:

- Base salary;
- Short-term, or annual, cash incentives; and
- Long-term equity-based incentives.

Compensation Component Objectives. The Compensation Committee's goal in determining compensation for our executive officers is to award compensation that is consistent with our compensation philosophy. Salaries are provided to employees as compensation for basic services to the company and to meet the objectives of attracting and retaining the talent needed to run our business. Our short-term cash incentives reward employees for helping us achieve or exceed annual financial targets. Our long-term equity incentives reward employees for helping us outperform our peers with respect to stockholder return and provide retention incentives. We also compensate executives with higher levels of responsibility with a higher proportion of at-risk compensation and a larger proportion of equity compensation, so that their interests are more closely aligned with those of our stockholders. See the analysis of 2009 compensation on page 25 for each named executive officer's individual pay mix.

To ensure fiscal discipline, we set threshold performance levels below which no annual or long term performance based incentive payments are to be made and set caps on the aggregate amount of incentive compensation that we can pay.

Base Salary. The Compensation Committee targets executive base salaries at the median of competitive practice, with such adjustments as management and the committee deem necessary. We have base salary ranges for each level, or pay grade, for all of our salaried employees, including our CEO. These ranges are set based upon our consultation with Deloitte. The placement of an executive officer's rate of pay within the salary range for a given position corresponds to the executive's level of experience, job performance, long-term potential and tenure. Although an initial salary range for our CEO is determined as described above, our CEO's base salary is set by the Compensation Committee.

Annual Cash Incentives. Our annual cash incentive program links compensation to annual company performance by awarding cash bonuses for achieving pre-defined corporate financial targets, pre-defined operating division financial targets or both.

Target Opportunities. The target annual cash bonus for each of our executive officers is defined as a set percentage of base salary based on the pay grade of the officer's position. The Compensation Committee periodically reviews these target percentages for our executive officers and approves modifications when appropriate, based in part on the recommendations and input of management and Deloitte after a review of competitive practice. Although our CEO's target award is initially calculated as a percentage of base salary based in part on input from Deloitte, ultimately the Compensation Committee establishes the actual target amount and the award earned by our CEO.

Performance Measures. At the beginning of the year, the committee determines the objective performance measures that must be achieved in order for awards to be earned by executive officers. The committee typically establishes two types of objective measures, one relating to the company's overall financial performance for the year and one relating to an executive officer's operating division's performance for the year. The objective criteria are then communicated to the officers. Additionally, individual performance goals are established at the beginning of the year for each executive officer.

Calculation of Earned Awards. After the end of the year, actual financial performance is calculated and the results are compared to the pre-approved, objective performance measures. Awards are further adjusted based on individual performance modifiers that are determined based on the individual employee's annual performance review.

Once set by the Compensation Committee, target performance measures are not generally changed. However, upon the completion of the calculations for all eligible corporate and operating division employees, the committee is provided discretion under our annual incentive plan to modify individual annual incentive awards, or annual awards to all eligible employees as a group, after considering operating division performance, the company's overall performance, an individual's performance or unusual and extraordinary or infrequently occurring items. The committee also considers safety performance, environmental performance, and other factors when considering awards to be approved.

Earned awards are paid in cash in the first quarter of the year following the applicable performance year. If an executive officer does not meet his or her stock ownership requirement, awards are paid 50% in cash and 50% in stock. Executive officers may also elect to defer annual incentive awards pursuant to our deferred compensation program. Under our annual incentive plan, the Compensation Committee has discretionary authority to limit the amount and alter the time and form of payment of annual bonus awards even if we meet performance criteria. The committee did not exercise this authority for 2009.

Long-Term Incentives. Under our long-term equity incentive program, or LTIP, which is intended to link compensation to long-term company performance, we grant two types of equity awards:

- performance shares; and
- restricted stock units, or RSUs.

Performance Shares. Performance shares represent the contingent right to receive a varying number of shares of common stock based on our total stockholder return, or TSR, performance over a three-year period relative to the peer group applicable to the year in which the award is granted. TSR is stock price appreciation plus cash dividends. TSR is comprised of the increase in a company's stock price from the beginning of the performance period until the last day of the performance period, and includes all cash dividends paid on shares of common stock. Performance shares reward employees when the company achieves total stockholder returns that exceed those of the applicable peer group; encourage employees to focus on enhancing long-term stockholder value; and align management's interests with stockholders' interests. The committee determines performance share grants to our executive officers annually, in the first quarter of each year.

Restricted Stock Units. RSUs represent the contingent right to receive a fixed number of shares of common stock in the future so long as the employee remains employed through the applicable vesting period. We have used, and will continue to use, RSUs to help recruit or retain key employees and to align the interests of newly hired executives with those of our stockholders. We believe that RSUs enhance retention of officers and other key personnel as a result of the vesting period. Additionally, these awards encourage the recipients to increase the value of the award over the vesting period since they are not eligible to be paid out until fully vested. The use of RSUs as part of our long-term incentives is also consistent with the practices of our peer group.

In 2009, the committee granted RSUs to certain of our named executive officers to replace the value of Potlatch equity awards that were cancelled upon the spin-off and induce employees to join a newly formed public company. The committee determines annual RSU grants to our executive officers in first quarter of each year. These RSU grants generally vest at the end of a three-year period subject to continued employment.

Long-Term Incentive Opportunities. Based on an assessment of competitive long-term equity incentive opportunities performed by Deloitte, "guideline" long-term incentive values are used for each executive officer pay grade. For 2009, we used the guidelines that existed under the Potlatch program pursuant to our obligations under the EMA. The guideline long-term incentive values, which generally approximate the median of competitive practice for our executive base salary grades, are then converted to a guideline number of performance shares and RSUs based on the average closing price for our common stock over a fixed period of time prior to the date of grant. The actual number of performance shares granted to eligible employees aside from the CEO is further subject to an increase or decrease at the Compensation Committee's discretion, based upon management's assessment of an individual employee's past contributions and potential future contributions to the company. For the CEO, the committee determines the number of performance shares to be awarded based on a review by Deloitte of competitive long-term incentive opportunities and the committee's evaluation of the CEO's performance.

Because of our obligations under the EMA, we used the Potlatch guidelines for purposes of determining target LTIP awards granted in 2009 for our executive officers. The Compensation Committee engaged Deloitte to evaluate these guideline values for purposes of our compensation program going forward.

Timing of Long-Term Incentive Awards. The grant date for equity awards is the day of the Compensation Committee meeting at which the awards are approved. These meetings are scheduled well in advance and are not coordinated with the release of any material, non-public information. For executive officers who are hired during the year, the committee generally approves equity grants that are effective upon the executive's start date. For the purpose of converting the dollar value of a grant into a set number of shares, the committee may approve the use of the price of our common stock as of the grant date or the use of an average trading price over a set period.

Limitations on and Adjustments to Long-Term Awards. The Compensation Committee reserves the right to reduce or eliminate any performance share award to an employee, or to all senior employees as a group, if it determines that TSR has been insufficient, or if our financial or operational performance has been inadequate. We had no performance share awards outstanding for the performance period ending December 31, 2009, so the committee did not need to consider exercising this authority.

Clawback. The company has the right to cancel or adjust the amount of any equity award if our financial statements on which the calculation or determination of the award was based are subsequently restated due to error or misconduct and, in the judgment of the committee, the financial statements as restated would have resulted in a smaller or no award if such information had been known at the time the award had originally been calculated or determined. In addition, in the event of such a restatement, we may require an employee who received an award to repay the amount by which the award as originally calculated or determined exceeds the award as adjusted.

Analysis of 2009 Compensation

In order to develop incentive programs for 2009 that more directly linked our employees' performance and compensation with the company's financial performance as a C Corporation and stand-alone manufacturing company, we instituted changes to the incentive programs that were developed by Potlatch and largely adopted by us pursuant to our agreement under the EMA. These changes were reviewed, analyzed and approved by the Compensation Committee with the assistance of Deloitte.

Annual Incentives

To reflect our status as a manufacturing company, we used the following performance measures for 2009 annual cash incentive awards:

- Earnings before interest, taxes, depreciation and amortization, or EBITDA, measured at the company level against pre-defined targets; and
- EBITDA measured at the operating division level against pre-defined targets.

The use of these measures is intended to focus participants on generating income and cash flow by both increasing revenues and controlling costs. In addition, EBITDA is a common measure used by the investment community to measure the performance of companies like ours. We believe that the use of these measures will further improve the alignment of our employees' and stockholders' interests.

Program Mechanics. A target incentive pool was calculated based on the sum of the target annual incentive amounts for each participant in the annual incentive program. Based on year-end performance, the Compensation Committee approved the funding for the incentive pool based on our company performance against a pre-determined EBITDA target and the allocation of the pool to our corporate and operating divisions. The incentive pool could have funded from 0% to 200% of the target pool. The funded pool was allocated to the corporate and operating division units based on the following:

- Corporate: company EBITDA performance;
- Operating Divisions: operating division EBITDA performance (weighted 75%) and company EBITDA performance (weighted 25%); and
- Individual performance of each unit's participants.

For a division that achieved its target EBITDA, those who participated in the annual incentive program within that division were eligible to receive 100% of that portion of their annual target incentive award that is based on their respective operating division's performance, subject to each participant's individual performance modifier which may increase or decrease their award payment. Individual awards could range from zero to two times the amount earned based on the company's and the participant's operating division financial performance.

The operating division vice presidents allocated the portion of the incentive pool earned by or allocated to their divisions among individual participants based on their respective annual performance reviews. The Compensation Committee established the actual award for our CEO, and also reviewed and approved the CEO's recommendations for bonus payouts to other named executive officers. The committee believes that a corporate performance link in the operating division allocation is necessary to keep a division motivated to maximize its contribution to overall company EBITDA in the event that the division enters a down-cycle and the division-specific goals cannot be reached, as well as to encourage employees to focus on the performance of the company as a whole.

Performance Target Scales. The company and operating division EBITDA performance scales for 2009 annual cash bonuses and the corresponding incentive pool modifiers as a multiple of target were as follows:

Performance Level	EBITDA Performance (Versus Target)	Incentive Pool Modifier (Multiple of Target)
Threshold	75% of Target	0.25 x Target Pool
Target	100% of Target	1.0 x Target Pool
Maximum	133.3% of Target	2.0 x Target Pool

The incentive pool modifiers for EBITDA proportionally increase or decrease between threshold and target levels and between target and maximum levels. There is no annual award payment for a division's participants for divisional EBITDA performance below the division's EBITDA target. At the CEO's discretion, the portion of the funded incentive pool allocated to a division could allow for a greater than target amount to be paid, except to an executive officer, for EBITDA performance above the division's target.

Long Term Incentive Awards

The long-term incentive award granted to eligible employees, excluding our CEO, consisted of the two components generally described above:

- 75% in the form of performance shares that may settle in our shares based on our TSR compared to that of our peer 2009 group during the three-year performance period beginning January 1 2009 and ending December 31, 2011; and
- 25% in the form of time-vested RSUs with three-year "cliff" vesting subject to continuing employment.

Our CEO received only performance shares to provide him with the highest degree of variable, or at-risk, compensation consistent with aligning his pay to the performance of the company and maximizing the link between his pay and stockholder value creation.

For the three-year performance period beginning January 1, 2009 and ending December 31, 2011, the relative TSR performance scale and the corresponding number of shares earned as a percentage of target were set by the Compensation Committee as follows:

Performance Level	Total Stockholder Return Percentile Rank (Versus 2009 Peer Group)	Number of Shares Earned (Percentage of Target)
Threshold	33rd Percentile	25% of Target
Target	50th Percentile	100% of Target
Maximum	85th Percentile	200% of Target

The number of performance shares earned for relative TSR performance will proportionately increase or decrease between threshold and target levels and between target and maximum levels. Performance at the 85th percentile would require that we outperform over 80% of the members of the peer group companies.

The Compensation Committee believes that for purposes of measuring relative corporate performance for awarding annual or long-term incentives:

- the 33rd Percentile is an appropriate "floor" for purposes of setting a minimum standard of performance necessary to earn an award because it is consistent with our philosophy of placing executive officers' compensation at risk if minimal performance is not achieved;
- the 50th Percentile is an appropriate measure for purposes of paying 100% of the target amount because it is consistent with targeted level of performance by the company in comparison to our peers; and
- the 85th Percentile is an appropriate measure for purposes of paying 200% of the target amount because it is in line with our philosophy of maintaining fiscal discipline by capping total compensation while also rewarding executives for achieving superior performance.

Comparison of 2009 Target and Actual Compensation

To align the goals of our executives with higher levels of responsibility with our short- and long-term business goals, we compensate those executives with a higher proportion of at-risk compensation. The following table shows the target and the actual amounts for salary and annual and long-term incentive awards for our named executive officers, along with the 2009 percentage of total direct compensation represented by the amount of each component (i.e., the mix of pay).

	TARGET 2009 TOTAL DIRECT COMPENSATION (1)			ACTUAL 2009 TOTAL DIRECT COMPENSATION (1)		
Name	**Salary (% of Total)**	**Target annual incentive award (cash) (% of Total)**	**Guideline long-term incentive grant value (equity) (2) (% of Total)**	**Salary (3) (% of Total)**	**Actual annual incentive award (cash) (% of Total)**	**Actual long-term incentive grant value (equity) (4) (% of Total)**
Gordon L. Jones	$650,000 (31.03)%	$452,100 (21.58)%	$992,712 (47.39)%	$645,820 (20.92)%	$1,537,100 (49.79)%	$903,885 (29.28)%
Linda K. Massman	$375,000 (43.43)%	$185,400 (21.47)%	$303,075 (35.10)%	$370,840 (29.47)%	$ 630,400 (50.09)%	$257,082 (20.43)%
Robert P. DeVleming	$270,480 (42.66)%	$121,100 (19.10)%	$242,460 (38.24)%	$269,160 (36.76)%	$ 257,400 (35.15)%	$205,664 (28.09)%
Thomas H. Carter	$240,000 (42.02)%	$107,300 (19.68)%	$197,910 (36.30)%	$238,340 (32.74)%	$ 321,800 (44.20)%	$167,864 (23.06)%
Michael S. Gadd	$230,040 (43.60)%	$ 99,700 (18.90)%	$197,910 (37.51)%	$221,660 (32.18)%	$ 299,200 (43.44)%	$167,864 (24.37)%

(1) Total direct compensation is the sum of base salary, short-term incentives and long-term incentives. Mr. Seamans retired effective April 30, 2009 and therefore is not included in this table.

(2) These amounts represent the dollar value of the long-term equity incentive target guideline amount for the applicable salary grade in March 2009. Our executive officer's grants were in the form of 75% performance shares that may pay out based on our TSR compared to that of our peer group during the three-year performance period, and 25% time vested RSUs with three-year "cliff" vesting subject to continuing employment, except Mr. Jones' grant which is in the form of 100% performance shares. Such amounts may or may not be paid out depending on the company's performance over the three-year performance period. The table on page 36 lists the performance measures and the achievement attained relative to threshold, target, and maximum goals for those awards.

(3) Salary increases for 2009 did not go into effect until March 1, 2009, which explains differences between target and actual salaries. Mr. Gadd's salary increase in 2009 was provided in two parts, the first in March, and the second in September 2009.

(4) These amounts represent the grant date fair value of the performance shares and the grant date fair value of RSUs, as applicable. On a per share basis, the grant date fair value was $9.87 per performance share calculated pursuant to a formula that takes into account the closing price of the stock on the date of the grant, volatility, risk free rate of return and measurement period. The grant date fair value of the time vested RSU awards at the grant date were as follows: $50,118, for Ms. Massman, $40,095 for Mr. DeVleming, $32,724 for Mr. Carter, and $32,724 for Mr. Gadd. These amounts do not include (i) RSUs that were granted to Messrs. DeVleming and Gadd to replace the value of Potlatch performance shares and RSUs granted in 2007 and 2008 that were cancelled upon spin-off from Potlatch (grant date fair value—Mr. DeVleming, $243,901, and Mr. Gadd, $95,399); or (ii) RSUs granted to Ms. Massman and Messrs. Jones, DeVleming, Carter and Gadd, for the purpose of recruiting them to join a newly independent public company that vest over a three-year period for retention purposes. The fair value of these RSUs at the date of grant was as follows: Mr. Jones, $509,582, Ms. Massman, $285,397 Mr. DeVleming, $214,077, Mr. Carter, $187,562, and Mr. Gadd, $171,219.

The actual 2009 annual cash incentive awards differ from targeted 2009 amounts as a result of:

- our actual 2009 company EBITDA performance; and
- each officer's individual performance.

The 2009 EBITDA target and actual EBITDA for the company, and the corresponding award modifier as a multiple of the target award amount, were as follows:

	Performance Level	Award
2009 Company Target EBITDA	$ 72 million	1.0 x Target Award
2009 Company Actual EBITDA(1)	$ 174 million	2.0 x Target Award
Approved Modifier		2.0

(1) The Company Actual EBITDA shown in the table can be calculated from amounts appearing in Note 14 to the audited financial statements included in our Annual Report on Form 10-K, filed on February 26, 2010, which we refer to as our 10-K. Actual 2009 EBITDA for the company can be calculated by taking operating income, adding depreciation and amortization, and excluding alternative fuel mixture tax credits income and debt retirement costs.

We registered with the Internal Revenue Service, or IRS, as an alternative fuel mixer in 2009 and have recorded income from tax credits in connection with our use of "black liquor," a by-product of the pulp manufacturing process, in an alternative fuel mixture to produce energy at our pulp mills. For measuring company EBITDA and operating division EBITDA for our pulp and paperboard division for compensation purposes, the committee excluded the full $170.6 million amount of the refundable tax credit income we recorded in 2009. The committee determined that it was appropriate to exclude the amount of the refundable tax credit income due its non-recurring nature and the fact that it was not directly related to company or division performance.

The 2009 target EBITDA and actual EBITDA for the consumer products and pulp and paperboard operating divisions and the corresponding award modifiers as a multiple of the target award amount were as follows:

	Performance Level	
	Consumer Products	Pulp and Paperboard
2009 Division Target EBITDA	$53.57 million	$44.90 million
2009 Division Actual EBITDA(1)	$138.14 million	$ 67.55 million
Approved Modifier(2)	1.0	1.0

(1) The actual EBITDA for our consumer products division can be calculated from Note 14 to the audited financial statements in our 10-K by taking the division's operating income and adding depreciation and amortization. Pulp and paperboard actual EBITDA can be calculated by taking the division's operating income and adding depreciation and amortization from Note 14 to the audited financial statements in our 10-K, then subtracting alternative fuel mixture tax credits from our statement of operations. We do not show target and actual results for our wood products division because no person within that division was a named executive officer of the company in 2009.

(2) For a division that achieved its target EBITDA, those who participated in the annual incentive program within that division were eligible to receive 100% of that portion of their annual target incentive award that is based on their respective operating division's performance, subject to each participant's individual performance modifier which may increase or decrease their award payment

For 2009, the Compensation Committee made individual modifications to the compensation of our CEO and named executive officers, based on recommendations from our CEO for such named executive officers, and the advice from Deloitte and individual performance reviews for all our named executive officers. Individual performance modifiers could range from zero to two times the target award. The threshold individual modifier is 0.5, below which no bonus was awarded.

Our CEO's recommendations to the Compensation Committee concerning the individual performance modifiers of each of the other named executive officers were based on the individual performance evaluations of those officers. The evaluations of these named executive officers took into account objective criteria in the form of: (i) operating results against budget and results against customer-oriented goals established for certain executive officers at the beginning of the year, (ii) results of implementing necessary organizational structure, compliance and control structure, and compensation structure for a newly formed public company, and (iii) subjective criteria such as tactical and strategic goals which involve the exercise of discretion and judgment in assessing performance attainment. The individual modifier for our named executive officers for 2009 ranged from 1.3 to 1.7.

In determining the CEO's individual performance modifier, the Compensation Committee considered its evaluation of Mr. Jones' performance against his operational and strategic goals for 2009. The committee noted that Mr. Jones' performance for 2009 included:

- highly successful post spin-off performance for the company;
- delivering on operating and capital budgets;
- successfully executing organizational realignment; and
- successful refinancing of company debt.

2010 Compensation Program Changes

For 2009, the structure of our annual and long-term incentive programs was required to be substantially the same as that of Potlatch pursuant to our obligations under the EMA. During 2009 and into early 2010, we reviewed the structure of those programs to determine any changes we thought necessary, both in terms of objectives, mechanics and performance measures and in terms of salary ranges and incentive award targets to better align our executive compensation with that of comparable companies. As part of this redesign of our executive compensation program for 2010 and beyond, at the request of the Compensation Committee and in connection with Deloitte's role as the committee's consultant, management worked with Deloitte to ensure Deloitte was aware of and could provide their perspective on management's proposals presented to the committee.

Annual Incentives

Our goal in redesigning our annual incentive program was to ensure the program was self-funding based on financial and operational performance; appropriately tied to performance measures and targets; and clear to participants in terms of what they could receive based upon actual company performance, operating division performance and individual performance. Additionally, we set a cap on the total amount a participant could be awarded under the program equal to 175% of target based on performance, and accordingly a cap of 175% of the aggregate target amount that can be funded and paid out by the company.

Program Mechanics. The target cash bonus amount for each participant will be determined by multiplying the participant's base salary for the year by an appropriate percentage based on the relevant base salary grade. That individual cash bonus opportunity will be apportioned as follows:

Individual Participants	Percentage Based on Company Performance	Percentage Based on Operating Division Performance	Percentage Based on Individual Performance
Corporate	75%	—	25%
Operating Division	18.75%	56.25%	25%

Separate self-funding target bonus pools will be established for the various cash bonus components as follows:

Target Bonus Pool	Participants	How Calculated
Company Performance Pool	▪ Corporate group personnel	(75% of the sum of target bonuses for all corporate group participants)
	▪ All operating division personnel	(18.75% of the sum of target bonuses for all other participants)
Consumer Products Performance Pool	Consumer Products personnel	56.25% of the sum of target bonuses for all Consumer Products division participants
Pulp and Paperboard Performance Pool	Pulp and Paperboard personnel	56.25% of the sum of target bonuses for all Pulp and Paperboard division participants
Wood Products Performance Pool	Wood Products personnel	56.25% of the sum of target bonuses for all Wood Products division participants
Individual Performance Pool	▪ Corporate group personnel ▪ All operating division personnel	25% of the sum of target bonuses for all participants

Individual performance will be measured against clearly defined performance objectives set at the beginning of the year and a portion of a participant's individual award component will be available upon achievement of each objective, subject to the company achieving necessary financial performance criteria. The individual objectives are approved by a participant's supervisor, by the CEO for executive officers, and by the Compensation Committee for the CEO.

Performance Measures. For 2010, we will continue to measure company and operating division performance based on target and actual EBITDA for purposes of determining annual cash incentives. The use of these measures is intended to focus participants on generating income and cash flow by both increasing revenues and controlling costs. In addition, EBITDA is a common measure used by the investment community to measure the performance of companies like ours. We continue to believe that the use of these measures will further improve the alignment of our employees' and stockholders' interests. The Compensation Committee approves the EBITDA performance targets at the beginning of the year.

Funding of Bonus Pools. The target cash bonus pools will fund as follows:

Bonus Pool	Funding
Company Performance Pool	Target Company Performance Pool x Incentive Pool Multiplier (determined based on company EBITDA performance against target)
Consumer Products Performance Pool	Target Consumer Products Performance Pool x Incentive Pool Multiplier (determined based on divisional EBITDA performance against target)
Pulp and Paperboard Performance Pool	Target Pulp and Paperboard Performance Pool x Incentive Pool Multiplier (determined based on divisional EBITDA performance against target)
Wood Products Performance Pool	Target Wood Products Performance Pool x Incentive Pool Multiplier (determined based on divisional EBITDA performance against target)
Individual Performance Pool	Based on company EBITDA performance against target

A funded bonus pool for the corporate and operating divisions may not exceed the lesser of the pool maximum approved by the Compensation Committee or 200% of the applicable performance pool. The individual bonus pool would fund at 100% of target if company EBITDA performance is at least at threshold, and cannot fund greater than 100%. This results in a cap on what could be paid out for a year equal to 175% of the aggregate target amount for that year. If the company does not achieve the company EBITDA threshold, no bonus pool, including the individual bonus pool, will be funded for the year.

Long-Term Incentives

We will continue to award annual long-term incentive awards in the form of RSUs (25%) and performance shares (75%) to our executive officers, with the exception of our CEO, whose annual long-term incentive award will continue to be in the form of performance shares to provide him with the highest degree of variable, or at-risk, compensation consistent with aligning his pay to the performance of the company and enhancing the link between his pay and shareholder value creation.

2010 Peer Group

For 2010, based upon the analysis of, and in consultation with Deloitte, we refined our peer group for purposes of comparing our corporate performance as well as for purposes of competitive compensation comparisons. The Compensation Committee's primary criterion for such peer companies is the industry in which they operate, and secondarily their respective annual revenue and market capitalization. Fourteen of the seventeen companies comprising the 2010 peer group were members of 2009 peer group. The 2010 peer group, applicable for performance share grants for the three year period beginning January 1, 2010, consisted of the following companies:

Company Name	Revenue (in Millions) (1)	Market Capitalization (in Millions) (2)
International Paper Company	$23,366	$11,598
Kimberly-Clark Corporation	$19,115	$26,464
MeadWestvaco Corporation	$ 6,049	$ 4,900
Weyerhaeuser Company	$ 5,528	$ 9,118
Graphic Packaging Holding Company	$ 4,096	$ 1,191
Sonoco Products Company	$ 3,597	$ 2,925
Temple-Inland, Inc.	$ 3,577	$ 2,257
Rock-Tenn Company	$ 2,812	$ 1,953
Greif Inc.(3)	$ 2,792	$ 2,541
Packaging Corporation of America	$ 2,148	$ 2,370
Boise, Inc.(3)	$ 1,978	$ 448
Verso Paper Corporation	$ 1,361	$ 137
P.H. Glatfelter Company	$ 1,197	$ 554
Wausau Paper Corporation	$ 1,032	$ 568
Buckeye Technologies, Inc.	$ 755	$ 378
Schweitzer-Mauduit International, Inc.(3)	$ 740	$ 1,226
Neenah Paper, Inc.	$ 574	$ 205
25th Percentile	$ 1,197	$ 554
Median	$ 2,792	$ 1,953
75th Percentile	$ 4,096	$ 2,925
Clearwater Paper Corporation	**$ 1,250**	**$ 625**
Percentile Rank	**27th Percentile**	**32nd Percentile**

(1) Annual revenue for fiscal year 2009.

(2) As of December 31, 2009.

(3) New peer group member.

Other Compensation Related Matters

Officer Stock Ownership Guidelines

In the interest of promoting and increasing equity ownership by our senior executives and to further align our executives' long-term interests with those of our stockholders, we have adopted stock ownership guidelines. The guidelines are provided below:

Chief Executive Officer	Value of Clearwater equity = 3 x Base Salary
Division and Staff Vice President	Value of Clearwater equity = 2 x Base Salary

Each executive except Mr. Jones must acquire by February 28, 2014, or within five years of his or her becoming an executive officer, at least the equity value shown above. To meet the requirements, each executive must increase his or her stock holdings in the first two years he or she is subject to the guidelines to 40% of the applicable guideline value, and each year thereafter by at least 20% of the value until at least the minimum value is acquired. Mr. Jones, pursuant to his employment agreement, must acquire at least the equity value shown above, and to meet this requirement, he was required to have equity holdings at the end of his first year as CEO of 20% of the applicable guideline value, and is required to increase his holdings each year thereafter by at least 20% of the value until at least the minimum value is acquired. Mr. Jones met his equity ownership requirements for 2009, and the other executives have another year to achieve their guideline amount.

Shares held in a brokerage account, an account with our transfer agent or in our 401(k) Plan, common stock units owned as a result of deferred awards paid under our annual incentive program, and any vested RSUs all count towards the ownership requirement. Shares subject to unvested RSUs or unearned performance shares, however, do not count toward the ownership guidelines. The value of the shares held by an officer will be measured by the greater of the value of the shares at the (i) time acquired or vested or (ii) the applicable annual measurement date, based on the twenty-day average closing price of our stock before that measurement date. The stock ownership of all our named executive officers as of February 28, 2010 is presented on page 13. See *"Security Ownership of Certain Beneficial Owners and Management."*

If an executive does not meet the incremental ownership requirement or the ownership requirement is not maintained after it is initially met, incentive awards to be made under our annual incentive program are paid 50% in cash and 50% in stock, and any performance share award that is earned, on an after-tax basis, must be retained to the extent necessary to meet the stock ownership guidelines.

Severance Program for Executive Employees

The Compensation Committee believes that our Severance Program for Executive Employees, or Executive Severance Program, provides tangible benefits to the company and its stockholders, particularly in connection with recruiting and retaining executives for a newly created public company like us, as well as in a change of control situation. We do not view our change of control benefits or post-termination benefits as core elements of compensation due to the fact that a change of control or other triggering event may never occur. Our objectives in having the Executive Severance Program are consistent with our compensation objectives to recruit, motivate and retain talented and experienced executives. In addition, we believe the Executive Severance Program provides a long-term commitment to job stability and financial security for our executives and encourages retention of those executives in the face of the uncertainty and potential disruptive impact of an actual or potential change of control. Our change of control policies ensure that the interests of our executives will be materially consistent with the interests of our stockholders when considering corporate transactions and are intended to reassure executives that they will receive previously deferred compensation and that prior equity grants will be honored because decisions as to whether to provide these amounts are not left to management and the directors in place after a change of control. Our change of control and post-termination benefits are not provided exclusively to the named executive officers, but are also provided to certain other management employees. Severance benefits are discussed in detail on pages 43 - 49.

Section 162(m)

Section 162(m) of the Internal Revenue Code, or the Code, generally disallows a tax deduction to public companies for annual compensation in excess of $1 million paid to the CEO and the other named executive officers. Companies may deduct compensation above $1 million, however, if it is "performance-based compensation" within the meaning of the Code. While the Compensation Committee considers the effect of this rule in developing and implementing our compensation program, in order to preserve the committee's flexibility, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). However, our annual incentive programs and performance share award portion of our long-term incentive program are intended to qualify as performance-based compensation.

Tax Gross-Up Policy. Excise tax "gross-ups" are provided to executives covered by our Executive Severance Program whose employment is terminated within two years of a change of control, as described on pages 44 - 47. The company has decided not to include provisions in future contracts with executive officers requiring the company to reimburse such executive officers for excise taxes payable on a change in control of the company, except for certain circumstances where the company believes that special accommodations are required to recruit a new executive officer to the company. In such a case, the excise tax "gross-ups" will be limited to payments triggered by a termination of employment in connection with a change in control and will be subject to a three year sunset provision. The foregoing shall not apply to the renewal of any currently existing agreements in accordance with the current provisions thereof.

Personal Benefits

We do not provide perquisites or other personal benefits to our officers or senior employees, such as aircraft for personal use, paid parking spaces, company cars, country club memberships or separate dining facilities, with the exception of certain relocation expenses and certain insurance premiums related to business travel. Our health care and other medical insurance programs, as well as our Salaried 401(k) Plan, or 401(k) Plan, are the same for all salaried employees, including officers, with the exception that highly compensated employees pay a larger percentage of their insurance premiums than other employees.

Retirement Benefits

Supplemental Benefit Plan. Our Salaried Supplemental Benefit Plan, or Supplemental Plan, provides retirement benefits to our salaried employees, including our named executive officers, based upon the benefit formulas of our Salaried Retirement Plan and Salaried 401(k) Plan. Benefits under this plan are based on compensation that includes the amounts of any annual bonus that the employee has elected to defer, and are computed without regard to the IRS compensation and benefit limitations applicable to our qualified plans. Otherwise, these benefits are calculated based on the qualified plan formulas and do not otherwise augment the normal benefit formula applicable to salaried employees. These plans are discussed in detail on page 42.

Salaried Retirement Plan. Our Salaried Retirement Plan, or Retirement Plan, provides a pension to our salaried employees, including our named executive officers. We believe the retirement plan is competitive with our peers and is a defined benefit plan that provides for the long-term security of our salaried employees upon retirement. This plan is discussed in detail on pages 40 - 41.

401(k) Plan. Our 401(k) Plan permits substantially all of our employees, including our named executive officers, to make voluntary pre-tax and after-tax contributions to the plan, subject to applicable tax limitations. We make matching contributions equal to 70% of a salaried employee's contributions that do not exceed 6% of his or her annual compensation, subject to applicable tax limitations. Eligible employees who elect to participate in the plan are 100% vested in the matching contributions upon completion of two years of service.

Other Benefits

Health and Welfare Benefits. All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

EXECUTIVE COMPENSATION TABLES

2009 Compensation

2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Gordon L. Jones	2009	$645,820	—	$1,413,467	$1,537,100	$137,789	$ 97,562(5)	$3,831,738
President and Chief Executive Officer	2008(6)	$312,510	—	—	$ 438,000	$ 34,263	$ 59,438	$ 844,211
Linda K. Massman	2009	$370,840	—	$ 542,479	$ 630,400	$ 29,699	$ 68,806(7)	$1,642,224
Vice President, Finance and Chief Financial Officer	2008(6)	$103,441	—	—	$ 103,400	$ 4,670	$ 16,816	$ 228,327
Robert P. DeVleming	2009	$269,160	—	$ 663,641	$ 257,400	$347,079	$ 24,630	$1,561,910
Vice President, Consumer	2008	$260,880	—	$ 221,113	$ 190,800	$223,978	$ 15,218	$ 911,989
Products	2007	$250,450	—	$ 179,625	$ 109,900	$148,552	$ 17,169	$ 705,696
Thomas H. Carter Vice President, Human Resources	2009	$238,340	—	$ 355,426	$ 321,800	$ 41,299	$128,549(8)	$1,085,414
Michael S. Gadd	2009	$221,660	—	$ 434,482	$ 299,200	$ 26,620	$ 15,137	$ 997,099
Vice President, General Counsel and Corporate Secretary	2008	$170,948	$25,800	$ 127,500	$ 74,200	$ 15,903	$ 9,493	$ 423,844
Harry D. Seamans(9)	2009	$ 98,460	$44,300	$ 724,651	—	$369,511	$343,249(10)	$1,580,171
Former Vice President, Pulp	2008	$294,180	—	$ 199,002	—	$337,298	$ 22,675	$ 853,155
and Paperboard	2007	$286,560	—	$ 239,500	$ 238,300	$198,760	$ 22,771	$ 985,891

(1) For 2009, this column shows the aggregate grant date fair value of the following equity awards granted by the company to the named executive officers in 2009: (i) RSUs granted to all of our named executive officers, (ii) performance shares granted to all of our named executive officers and (iii) RSUs that were granted to Messrs. DeVleming, Gadd and Seamans in replacement of equity awards previously granted by Potlatch Corporation. All Potlatch equity awards outstanding at the time of our spin-off were automatically cancelled in accordance with their terms and replaced by us in January 2009. Although the Potlatch equity awards were cancelled and are no longer outstanding, their aggregate grant date fair market values are still reported in the Stock Awards column and included in the calculation of the Total Compensation for 2007 (Messrs. DeVleming and Seamans) and 2008 (Messrs. DeVleming, Gadd and Seamans).

For 2008 and 2007, this column shows the aggregate grant date fair value of (i) RSUs and performance shares granted by Potlatch Corporation to Messrs. DeVleming, Gadd and Seamans in those years, and (ii) a fully vested Potlatch stock award granted by Potlatch to Mr. Gadd to recognize performance for the period starting with his initial hiring date and ending November 2008.

In accordance with FASB Topic 718, the grant date fair value reported for all RSUs and for Mr. Gadd's fully vested Potlatch stock award was computed by multiplying the number of shares subject to the RSU award or stock award by the closing price of Potlatch's or Clearwater Paper's stock, as applicable, on the grant date.

The grant date fair values reported for all performance shares were based upon the probable outcome of the total stockholder return ("TSR") performance condition, which amounts were determined

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consistent with the estimate of the aggregate compensation cost to be recognized over the performance period determined as of the grant date under FASB Topic 718, excluding the effect of estimated forfeitures. The fair value of performance share awards for purposes of estimating compensation cost was estimated using a Monte Carlo simulation model. The assumptions underlying FASB Topic 718 valuations performed are discussed in Note 11 to our audited financial statements included in our 10-K. Following is the value as of the grant date of the performance shares granted by us in 2009, and by Potlatch Corporation in 2008 and 2007, to our named executive officers, assuming the highest level of TSR performance would have been or will be achieved (resulting in settlement of 200% of the shares subject to the award) in each case based on Potlatch's or Clearwater's closing stock price, as applicable, on the grant date:

Name	Grant Date Value Assuming Highest Level of TSR Performance (Based on Grant Date Stock Price)
Gordon L. Jones	
2009 Clearwater Performance Shares	$1,313,243
Linda K. Massman	
2009 Clearwater Performance Shares	$ 300,695
Robert P. DeVleming	
2009 Clearwater Performance Shares	$ 240,554
2008 Potlatch Performance Shares	$ 103,450
2007 Potlatch Performance Shares	$ 311,475
Thomas H. Carter	
2009 Clearwater Performance Shares	$ 196,343
Michael S. Gadd	
2009 Clearwater Performance Shares	$ 196,343
2008 Potlatch Performance Shares	$ 22,759
Harry D. Seamans	
2009 Clearwater Performance Shares	$ 240,554
2008 Potlatch Performance Shares	$ 93,105
2007 Potlatch Performance Shares	$ 415,300

(2) This column shows cash bonuses earned under our annual incentive plan. Annual bonuses relating to performance in 2009 were actually paid in 2010.

(3) Represents the aggregate annual change in the actuarial present value of accumulated pension benefits under all of our defined benefit and actuarial plans. No portion of the amounts shown in this column is attributable to above market or preferential earnings on deferred compensation.

(4) Includes 401(k) company contributions ($10,290 each for Ms. Massman and Messrs. Jones, DeVleming, Carter and Gadd); allocations under the 401(k) Plan Supplemental Benefit portion of our Salaried Supplemental Benefit Plan ($35,230 for Mr. Jones); and premiums paid for life and accidental death & dismemberment insurance.

(5) Includes $31,066 for payment and reimbursement of relocation expenses and a tax gross-up of $4,760 relating to reimbursed relocation related expenses includible in gross income. The relocation expenses and tax gross-up were paid by the company as part of our salaried employee relocation program which is available to eligible salaried employees (approximately 104 people) including our named executive officers.

(6) Mr. Jones and Ms. Massman joined Potlatch in 2008 prior to the spin-off. Accordingly, their compensation for 2008 was pro-rated based upon their actual days of service.

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(7) Includes $40,074 for payment and reimbursement of relocation expenses and a tax gross-up of $7,003 relating to reimbursed relocation related expenses includible in gross income. The relocation expenses and tax gross-up were paid by the company as part of our salaried employee relocation program.

(8) Includes $102,068 for payment and reimbursement of relocation expenses, and a tax gross-up of $6,632 relating to reimbursed relocation related expenses includible in gross income. The $158,052 difference between the amount paid by us to purchase Mr. Carter's home and the amount received by us on the subsequent sale of the house is not included in the table. The relocation expenses, tax gross-up and aggregate incremental costs were paid by the company as part of our salaried employee relocation program.

(9) Mr. Seamans retired effective April 30, 2009. In connection with Mr. Seamans' retirement, the company entered into a letter agreement with him, which included a general waiver and release of claims by Mr. Seamans. The agreement provided that Mr. Seamans would receive a payment of $295,380, to be paid in monthly installments over a twelve month period, and would be entitled to receive a bonus of $44,300, which was based on his annual incentive bonus target that would have been available under our annual incentive program, provided we paid annual incentives to participants under that program. In connection with his retirement, and pursuant to the terms of his stock awards, Mr. Seamans' outstanding restricted stock units and performance shares became vested, on a pro-rata basis as of April 30, 2009, subject to the other terms and conditions of those previously granted awards. Because Mr. Seamans, pursuant to the terms of his stock awards, received only a pro-rata portion of his stock awards reflected in the table, his total compensation will actually be significantly less than the amount shown.

(10) Includes a separation payment of $295,380 payable in installments following his retirement as described in footnote 9, and a payment of $45,443 for accrued vacation.

Grants of Plan-Based Awards for 2009

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gordon L. Jones	3/2/2009	$56,500	$452,100	$1,808,400	22,895	91,579	183,158		$903,885
	1/13/2009							47,893(3)	$509,582
Linda K. Massman	3/2/2009	$23,200	$185,400	$ 741,600	5,242	20,969	41,938		$206,964
	3/2/2009							6,990(4)	$ 50,118
	1/13/2009							26,823(3)	$285,397
Robert P. DeVleming	3/2/2009	$ 3,780	$121,100	$ 302,750	4,194	16,775	33,550		$165,569
	3/2/2009							5,592(4)	$ 40,095
	1/13/2009							20,120(3)	$214,077
	1/13/2009							10,202(5)	$108,549
	1/13/2009							12,721(5)	$135,351
Thomas H. Carter	3/2/2009	$13,500	$107,300	$ 429,200	3,423	13,692	27,384		$135,140
	3/2/2009							4,564(4)	$ 32,724
	1/13/2009							17,628(3)	$187,562
Michael S. Gadd	3/2/2009	$12,500	$ 99,700	$ 398,800	3,423	13,692	27,384		$135,140
	3/2/2009							4,564(4)	$ 32,724
	1/13/2009							16,092(3)	$171,219
	1/13/2009							4,681(5)	$ 49,806
	1/13/2009							2,245(5)	$ 23,887
	1/13/2009							2,040(5)	$ 21,706
Harry D. Seamans(6)	3/2/2009	$44,300	$ 44,300	$ 44,300	4,194	16,775	33,550		$165,569
	3/2/2009							5,592(4)	$ 40,095
	1/13/2009							22,634(3)	$240,826
	1/13/2009							9,182(5)	$ 97,696
	1/13/2009							16,961(5)	$180,465

(1) Actual amounts paid under our annual incentive plan for performance in 2009 were paid on March 15, 2010, and are reflected in the Summary Compensation Table on page 33 in the column titled "Non-Equity Incentive Plan Compensation." Awards granted under our annual incentive plan are subject to an individual performance modifier, which can range from zero to 2.0, based on an individual's performance measure for the year. The threshold personal modifier is 0.5, below which an individual would receive no bonus. A modifier of 0.5 would result in an individual receiving only one half of the bonus amount otherwise payable under our annual incentive plan, and a modifier of 2.0 would result in an individual receiving 200% of such bonus amount. Pursuant to his employment agreement, Mr. Jones' individual performance modifier for 2009 could range from zero to two times the bonus amount based on the results of his individual performance, which is established by the Compensation Committee. The amounts shown for Target assume an individual performance modifier of 1.0. To show the lowest and highest awards available, the amounts shown for Threshold assume an individual performance modifier of 0.5 and those for Maximum assume a personal modifier of 2.0.

(2) Amounts shown represent performance shares granted for the performance period 2009-2011. Named executive officers' grants were in the form of 75% performance shares that may pay out based on our TSR compared to that of our peer group during the three-year performance period, and 25% time-vested RSUs with three-year "cliff" vesting subject to continuing employment (with the exception of Mr. Jones' grant, which was in the form of 100% performance shares). The grant date fair value of the performance share awards has been calculated based on the probable outcome of the TSR performance as of the grant date, consistent with FASB ASC Topic 718.

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(3) Amounts represent RSUs that vest over a three-year period granted to our executive officers to recruit them to join a newly independent public company as well as for the purpose of creating a retention benefit for the company as a result of the vesting period. With the exception of Mr. Jones' award, the RSUs awarded vest 20% on the first anniversary of the date of grant, 20% on the second anniversary of the date of grant and 60% on the third anniversary of the date of grant. Mr. Jones' RSUs vest ratably on an annual basis over a three-year period from date of grant.

(4) Amounts represent RSUs with three-year "cliff" vesting described in footnote 2.

(5) Amounts shown represent RSUs granted to Messrs. DeVleming, Gadd and Seamans to replace the value of the Potlatch performance shares and RSUs that were terminated upon the spin-off. These RSUs vest based on continued employment.

(6) Pursuant to Mr. Seamans' letter agreement with the company entered into in connection with his retirement, he was eligible for a bonus award of $44,300, which was based on his annual incentive bonus target that would have been available under our annual incentive program and was only payable provided we paid annual incentives to participants under that program. In connection with his retirement, Mr. Seamans' vesting for his RSUs was accelerated as to a pro-rated amount of such awards (10,249 shares prior to income tax withholding), and he became eligible for a target amount of performance shares (1,864 shares) subject to the terms and conditions of those performance shares under our long-term incentive plan.

Compensation of the Chief Executive Officer

For 2009, Mr. Jones had a target annual bonus opportunity of $452,100 or 70% of his base salary. He was paid an annual bonus of $1,537,100 for 2009. His bonus could have ranged from zero to two times the target amount based on corporate performance criteria established by the Compensation Committee, and was subject to further modification based on the results of his individual performance measures established by the committee. Mr. Jones also participates in our long-term incentive award plan on terms established by the committee. For 2009, he was eligible for a target award of 140% of the midpoint range of his salary grade.

Mr. Jones receives other benefits generally available to our officers and other eligible employees including participation in our Supplemental Plan and Retirement Plan. *See narrative following the "Pension Benefits Table."*

Mr. Jones is entitled to certain payments upon termination or a change of control. *See "Potential Payments Upon Termination or Change of Control—Mr. Jones' Employment Agreement."* Mr. Jones is prohibited from competing against us or soliciting our or our affiliates' employees for two years following termination of his employment.

The Compensation Committee has reviewed all components of Mr. Jones' compensation, including base salary, annual incentive award and long-term incentive awards plus the cost to us of any other salaried employee benefits and our projected payout obligations under several potential severance and change of control scenarios. Based on this review, the committee has determined that Mr. Jones' total compensation, and in the case of the severance and the change of control scenarios, the potential payouts, are in the aggregate reasonable and not excessive because they are in line with comparable companies' potential payouts and are consistent with the committee's evaluation of his performance.

2009 Outstanding Equity Awards at Fiscal Year End

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Gordon L. Jones				
Restricted Stock Units (2009)	47,893(4)	$2,632,678		
Performance Share Grant (2009-2011)			183,158	$10,068,195
Linda K. Massman				
Restricted Stock Units (2009)	26,823(4)	$1,474,460		
Restricted Stock Units (2009)	6,990(5)	$ 384,240		
Performance Share Grant (2009-2011)			41,938	$ 2,305,332
Robert P. DeVleming				
Restricted Stock Units (2009)	20,120(4)	$1,105,996		
Restricted Stock Units (2009)	5,592(5)	$ 307,392		
Performance Share Grant (2009-2011)			33,550	$ 1,844,244
Restricted Stock Units (2009)	12,721(6)	$ 699,273		
Restricted Stock Award (2009)	10,202(7)	$ 560,804		
Thomas H. Carter				
Restricted Stock Units (2009)	17,628(4)	$ 969,011		
Restricted Stock Units (2009)	4,564(5)	$ 250,883		
Performance Share Grant (2009-2011)			27,384	$ 1,505,298
Michael S. Gadd				
Restricted Stock Units (2009)	16,092(4)	$ 884,577		
Restricted Stock Units (2009)	4,564(5)	$ 250,883		
Performance Share Grant (2009-2011)			27,384	$ 1,505,298
Restricted Stock Units (2009)	4,681(6)	$ 257,315		
Restricted Stock Units (2009)	2,245(7)	$ 123,408		
Restricted Stock Units (2009)	1,360(8)	$ 74,759		
Harry D. Seamans(9)				
Performance Share Grant (2009-2011)			1,864	$ 102,464

(1) This column shows RSUs granted in 2009.

(2) Values calculated using the $54.97 per share closing price of our common stock on December 31, 2009.

(3) This column shows performance shares granted for the 2009–2011 performance period, with share amounts shown at 200% of the target based on actual performance in 2009. All named executive officers' grants, with the exception of the grant to Mr. Jones, were in the form of 75% performance shares that may pay out based on our relative TSR compared to our peer group during the three-year performance period and 25% time-vested RSUs with three-year "cliff" vesting subject to continued employment. Mr. Jones' grant was in the form of 100% performance shares. Because the performance share awards are for a three-year performance period that ends December 31, 2011, the actual number of shares that could be issued upon settlement of these awards may be less than the amounts shown in this table.

(4) Represent RSUs that vest over a three-year period granted to our executive officers to recruit them to join a newly independent public company, as well as for the purpose of creating a retention benefit for

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the company as a result of the vesting period. With the exception of Mr. Jones' award, the RSUs awarded vest 20% on the first anniversary of the date of grant, 20% on the second anniversary of the date of grant and 60% on the third anniversary of the date of grant. Mr. Jones' RSUs vest ratably on an annual basis over a three-year period from date of grant.

(5) Amounts represent RSUs granted to our named executive officers, except Mr. Jones, with the three-year "cliff" vesting described in footnote 3.

(6) Amounts shown represent RSUs granted to Messrs. DeVleming and Gadd to replace the value of Potlatch performance shares and RSUs that were terminated upon the spin-off. These RSUs vested on January 13, 2010.

(7) Amounts shown represent RSUs granted to Messrs. DeVleming and Gadd to replace the value of the Potlatch performance shares and RSUs that were terminated upon the spin-off. These RSUs vest on January 13, 2011, subject to continued employment.

(8) Amounts shown represent RSUs granted to Mr. Gadd to replace the value of a one-time Potlatch retention equity award. The RSUs vest 50% on January 31, 2010 and 50% on January 31, 2011.

(9) In connection with his retirement, vesting of Mr. Seamans' RSUs was accelerated as to a pro-rated amount, so no RSUs were outstanding at fiscal year end. Mr. Seamans is eligible for a target award of performance shares (1,864 shares) subject to the terms and conditions of his performance share award under our long-term incentive plan.

2009 Stock Vested Table

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) (1)**
Gordon L. Jones	—	—
Linda K. Massman	—	—
Robert P. DeVleming	—	—
Thomas H. Carter	—	—
Michael S. Gadd(2)	680	$ 7,235
Harry D. Seamans(3)	10,249	$155,990

(1) Value was calculated using the $10.64 and $15.22 per share closing prices of our common stock on the applicable vesting date.

(2) For RSUs that vested in 2009. These vested RSUs are not settled upon the vesting date but rather on the date that is three years after the date of grant, subject to earlier settlement in the event of termination of employment.

(3) In connection with his retirement, Mr. Seamans' vesting for his RSUs was accelerated as to a pro-rated amount of such awards (10,249 shares prior to income tax withholding).

Post-Employment Compensation

Pension Benefits Table

The table below shows the actuarial present value of each named executive officer's accumulated benefit payable on retirement under our tax-qualified Retirement Plan and the non-qualified Supplemental Plan.

Name	Plan name	Number of years credited service (1) (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
Gordon L. Jones	Supplemental Plan(2)	1.50	$131,279	
	Retirement Plan(3)	1.50	$ 40,773	
Linda K. Massman	Supplemental Plan	1.30	$ 16,547	
	Salaried Plan	1.30	$ 17,822	
Robert P. DeVleming	Supplemental Plan	31.82	$596,309	
	Retirement Plan	31.82	$864,435	
Thomas H. Carter	Supplemental Plan	1.40	$ 10,658	
	Retirement Plan	1.40	$ 40,080	
Michael S. Gadd	Supplemental Plan	3.84	$ 10,162	
	Retirement Plan	3.84	$ 48,347	
Harry D. Seamans	Supplemental Plan	31.86	$942,940	$45,419
	Retirement Plan	32.11(4)	$901,561	$43,425

(1) Number of years of credited service include years of service prior to our spin-off from Potlatch Corporation pursuant to the Employee Matters Agreement for all eligible employees.

(2) Salaried Supplemental Benefit Plan. Supplemental Plan benefit amounts for Messrs. DeVleming and Seamans include benefit amounts transferred from the Potlatch supplemental plans, pursuant to the Employee Matters Agreement.

(3) Salaried Retirement Plan.

(4) Mr. Seamans had credited service under the Retirement Plan exceeding actual service by .25 years as of the date of his retirement of April 30, 2009. The additional credited service serves to increase the benefit amount paid under the Retirement Plan and reduce the benefit paid from the Supplemental Plan, under which no credit is given for additional years of service. No augmentation of the total formula benefit occurs as a result of the additional service, but more of the total benefit is payable from the Retirement Plan.

The following assumptions were made in calculating the present value of accumulated benefits:

- discount rate of 5.75% as of December 31, 2009;
- zero percent future salary growth;
- normal retirement age 62 or current age if older; assumed unreduced retirement age 65 if not eligible for early retirement
- service as of the fiscal year-end;
- mortality expectations based on RP-2000 Annuitant Mortality with projection to 2016 for 2008, and RP-2000 Annuitant Mortality with projection to 2017 for 2009; no pre-retirement mortality was assumed; and
- IRS limitations and Social Security covered compensation are as of the measurement date.

Summary of Plan Benefits: Regular, full-time salaried employees (including the named executive officers) are eligible to receive retirement benefits under the Retirement Plan. For purposes of calculating the Retirement Plan benefit, earnings include base salary and annual bonus awards. Benefits paid under the Retirement Plan are calculated as follows:

Benefit	Benefit Available If:	Benefit Amount
Normal Retirement	Eligible employee is age 65 when pension starts	Normal monthly benefit calculation ▪ Final average monthly earnings (highest consecutive 60 months of final 120 months earnings) ▪ Multiplied by 1% ▪ Multiplied by years of credited service Plus ▪ Portion of final average monthly earnings that exceeds the Social Security Benefit Base ▪ Multiplied by 1/2% ▪ Multiplied by years of credited service up to 35
Early Retirement	Employment with company terminates after eligible employee turns 55 and has ten or more years of vesting service	Calculate the monthly normal retirement benefit (as described above), then reduce that amount by 5/12 of 1% (5% per year) for each month the retirement age is less than age 62

ERISA mandated survivor benefits are paid under the Retirement Plan. Pension benefits may be paid in the form of a life annuity. Alternate annuity forms of payment are available subject to the actuarial equivalence factors used for all salaried employees in the Retirement Plan. Benefits with total actuarial present value less than $5,000 are paid in a lump sum.

The retirement benefit payable under the Retirement Plan is supplemented by benefits paid under the Supplemental Plan. Benefits paid under the Supplemental Plan are calculated in accordance with the normal retirement benefit formula or early retirement formula described in the table above with respect to the Retirement Plan taking into account the retirement benefit that would have been paid under the Retirement Plan if:

- the limitations imposed by the Internal Revenue Code on maximum eligible annual earnings ($245,000 in 2009) and maximum annual retirement benefits ($195,000 in 2009) did not apply;
- any deferred bonus awards were paid to the eligible employee in the year deferred; and
- any additional years of credited service provided under the Retirement Plan were not included.

For example, in 2009, the maximum compensation allowed under the qualified plan was $245,000. For an executive earning $300,000 in 2009, the Retirement Plan uses compensation of $245,000 in the benefit formula, while the Supplemental Plan uses the full $300,000, producing a higher total benefit value.

The Supplemental Plan benefit is offset by the benefit amount payable from the Retirement Plan.

Full-time salaried employees who are eligible to participate in the Retirement Plan and whose annual earnings or annual benefit under the Retirement Plan exceed the Internal Revenue Code maximum or who elect to defer receipt of bonus awards paid under our annual incentive plan are eligible to participate in the Supplemental Plan. Benefits paid under the Supplemental Plan are paid beginning no later than 90 days after the date the eligible employee turns 55 or terminates employment, whichever is later and, at the eligible employee's election, in one of the annuity forms available under the Retirement Plan except that benefits with a total actuarial present value of $50,000 or less are paid in a lump sum.

2009 Nonqualified Deferred Compensation Table

The table below shows the fiscal year contributions made by or on behalf of the named executive officers, along with their account balances, under the 401(k) Supplemental Benefits portion of our nonqualified Supplemental Plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (12/31/09) ($)
Gordon L. Jones	—	$35,230	$732	—	$39,449
Linda K. Massman	—	$ 9,630	$ 89	—	$ 9,719
Robert P. DeVleming	—	$ 9,029	$893	—	$32,258
Thomas H. Carter	—	$ 3,780	$ 21	—	$ 3,801
Michael S. Gadd	—	$ 3,500	$ 19	—	$ 3,519
Harry D. Seamans	—	—	$374	—	$53,427(3)

(1) Amounts shown in the Registrant Contributions column above are also included in the "All Other Compensation" column in the 2009 Summary Compensation Table.

(2) None of the Aggregate Earnings reported in this Table are included in the 2009 Summary Compensation Table for the 2009 fiscal year as they do not represent above-market preferential earnings.

(3) Includes $12,704 previously reported as compensation in the Summary Compensation Table for previous fiscal years.

In addition to the retirement benefits described above, the Supplemental Plan also provides supplemental benefits under our 401(k) Plan to the extent that an eligible employee's allocations of "company contributions" or "allocable forfeitures" are reduced under the 401(k) Plan due to Internal Revenue Code limits or because the eligible employee has deferred an award under our annual incentive plan. Eligible employees are credited with contributions under the Supplemental Plan equal to the difference between the amount of company contributions and allocable forfeitures actually allocated to the eligible employee under the 401(k) Plan for the year and the amount of company contributions and allocable forfeitures that would have been allocated to the eligible employee under the 401(k) Plan if the eligible employee had made "participating contributions" equal to 6% percent of his or her earnings determined without regard to the Internal Revenue Code limit on maximum eligible compensation ($245,000 in 2009) and without regard to deferral of any award otherwise payable under our annual incentive plan. Eligible employees become vested in this supplemental benefit upon the earliest of completion of two years of service, attainment of age 65 while an employee, death while an employee, or total and permanent disability. The supplemental benefits are paid in 10 or fewer annual installments or in a lump sum, at the eligible employee's election, beginning in the year following the year in which the eligible employee separates from service. Benefit payments made under the Supplemental Plan to "key employees," as defined under the Internal Revenue Code, will be delayed for a minimum of six months following the date their employment terminates. Account balances that are equal to less than the annual 401(k) contribution limit ($16,500 in 2009) on the date the eligible employee separates from service are paid in a lump sum without regard to the employee's election.

Certain employees, including the named executive officers, who earn an award under our annual incentive plan may defer receipt of a minimum of 50% and a maximum of 100% of the award pursuant to rules established under the Management Deferred Compensation Plan. Eligible employees, including named executive officers, may also defer up to 50% of their base salary under the Management Deferred Compensation Plan. At the employees election, deferrals may be deemed invested in a stock unit account with certain deemed investments available under the 401(k) Plan, or a combination of these investment vehicles. If stock units are elected, dividend equivalents are credited to the units. Eligible employees are 100% vested in deferred awards at all times.

Potential Payments Upon Termination or Change of Control

Severance Program for Executive Employees

The Executive Severance Program provides severance benefits to our named executive officers and certain other employees. Benefits are payable under the Executive Severance Program both in connection with a termination of the executive officer's employment with us and in connection with a change of control.

Termination Other Than in Connection with Change of Control. The following table assumes a termination of employment occurred without cause or for good reason on the part of the officer and does not include termination as a result of death, disability, or retirement. The table sets forth the severance benefits payable to each of our named executive officers under our Executive Severance Program (except for Mr. Jones, whose benefits listed below are shown in accordance with his employment agreement) if the named executive officer's employment is terminated in the circumstances described below. The following table assumes a termination of employment occurred on December 31, 2009.

Name (1)	Cash Severance Benefit	Pro-Rata Annual Bonus	Value of Equity Acceleration (2)	Benefit Continuation	Total
Gordon L. Jones(3)	$2,210,000	$452,100	$2,632,678	$21,042	$5,315,820
Linda K. Massman	$ 187,510	$185,400	$ 0	$ 7,298	$ 380,208
Robert P. DeVleming(4)	$ 270,000	$121,100	$1,591,528	$15,873	$1,998,501
Thomas H. Carter	$ 120,000	$107,300	$ 0	$ 6,057	$ 233,357
Michael S. Gadd	$ 115,000	$ 99,700	$ 0	$ 7,196	$ 221,896

(1) As Mr. Seamans retired on April 30, 2009, no amounts are shown for him.

(2) Except for Mr. Jones and except for a termination of employment in connection with death, disability or retirement described below in the table titled "Other Potential Payments Upon Termination," our named executive officers are not entitled to accelerated vesting or other acceleration of equity awards in connection with a termination of employment. Under Mr. Jones' employment agreement, if his employment is terminated by us without cause or by Mr. Jones for good reason, then the RSU award granted to him will fully vest, and all outstanding performance shares would be forfeited. All equity awards have been calculated using the company's closing stock price of $54.97 on December 31, 2009.

(3) Mr. Jones' severance benefits will be paid in accordance with his employment agreement if his employment with us terminates during his first three years of employment. Pursuant to this agreement, he is entitled to a severance benefit equal to two times the sum of his annual base salary and target bonus. His employment agreement is discussed below under "*Mr. Jones' Employment Agreement.*"

(4) As Mr. DeVleming was eligible for early retirement as of December 31, 2009, he would earn a pro-rated payout on performance shares, paid at the end of the performance period based on actual performance, and a pro-rated settlement of outstanding RSUs. Based on actual performance ending December 31, 2009, the performance share award would be settled at 200% of target.

Under the Executive Severance Program, benefits are payable to each of our executive officers when his or her employment terminates in the following circumstances:

- involuntary termination of the employee's employment for any reason other than death, disability or misconduct;
- the company employing the employee ceases to be a participating company in the Executive Severance Program due to a sale of the company to a third party or a spin-off of the company employing the employee in a transaction that is also a change in control of Clearwater Paper Corporation;
- election by the employee to terminate employment upon being required to relocate his or her principal place of business to a place that is 50 miles or more further from the employee's primary residence than the prior principal place of business; or

- separation from service by the employee within 24 months following:
  - a material reduction in his or her authority or responsibility,
  - any reduction in his or her base salary, standard bonus opportunity, or long-term incentive opportunity, or
  - a 15% or greater reduction in his or her aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

No severance benefits are payable in connection with an employee's termination if (1) the employee separates from service on or after his or her normal retirement date, (2) during the two-year period immediately before retirement the employee is an eligible employee under the Executive Severance Program and (3) the employee is eligible to receive benefits under the Company's Retirement Plan, Supplemental Plan and company contributions to the 401(k) Plan which, when converted to an annual payment for life, have an aggregate value of at least $44,000. In addition, no severance benefits are payable in connection with an involuntary termination of employment or a company ceasing to be a participating company in the Executive Severance Program due to a sale or spin-off if the employee continues employment with or is offered the same or better employment terms by the purchaser or spun-off company, and the purchaser or spun-off company maintains a severance plan that equivalent in all material respects to the Executive Severance Program.

Upon the occurrence of any of the events described above, the following severance benefits are payable to the applicable executive officer:

- Cash Severance Payment. A cash payment equal to three weeks of the employee's base compensation for each full year of service. The minimum cash benefit is six months of base compensation and the maximum is one year.
- Eligibility for Pro-rated Bonus. Continued eligibility for an annual incentive award for the fiscal year of termination, determined under the terms and conditions of the annual incentive plan and pro-rated for the number of months during the fiscal year in which the employee was employed.
- Unused and Accrued Vacation. The employee's unused and accrued vacation.
- Benefits Continuation. Continued medical, dental and basic life insurance coverage for a period of weeks equal to three weeks for each full year of service. The minimum period for continued insurance coverage is six months and the maximum is one year.

Termination in Connection with a Change of Control. The following table sets forth the severance benefits payable to each of our named executive officers under the Executive Severance Program (except for Mr. Jones, whose benefits listed below are paid in accordance with his employment agreement during his first three-years of employment) upon a termination of employment in connection with a change of control. The following table assumes the termination of employment and a change of control each occurred on December 31, 2009.

Name (1)	Cash Severance Benefit	Pro-Rata Annual Bonus	Value of Equity Acceleration (2)	Benefit Continuation	Enhancement of Retirement Benefits	Excise Tax Gross-Up Payment	Total
Gordon L. Jones(3)	$3,315,000	$452,100	$5,988,743	$31,563	$30,734	$2,976,991	$12,795,131
Linda K. Massman	$1,406,250	$185,400	$2,242,923	$36,490	$46,824	$ 870,762	$ 4,788,649
Robert P. DeVleming	$ 978,750	$121,100	$2,980,840	$39,683	$ 0	$ 581,849	$ 4,702,221
Thomas H. Carter	$ 870,000	$107,300	$1,470,777	$30,285	$58,784	$ 574,614	$ 3,111,760
Michael S. Gadd	$ 833,750	$ 99,700	$1,841,825	$35,980	$51,608	$ 564,818	$ 3,427,681

(1) As Mr. Seamans retired on April 30, 2009, no amounts are shown for him.

(2) Under the award agreement relating to our performance shares granted in 2009, upon a change of control, a prorated portion of the target award is deemed payable (based on the number of complete months that have lapsed during the performance period) and dividend equivalents are calculated on the

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target award. Under the award agreement relating to our RSUs granted in 2009, if the holder's employment is terminated by us without cause or by the holder for good reason within one month prior to or 24 months after a change of control that is at least six months following the date the RSU was granted, the RSU will fully vest. In addition, under Mr. Jones' employment agreement, if his employment is terminated by us without cause or by Mr. Jones for good reason within 24 months of a change of control, the RSUs granted to him in January 2009 will fully vest and a prorated portion of performance share awards held by him will be settled based on actual (as opposed to target) performance. All equity awards have been calculated using the company's closing stock price of $54.97 on December 31, 2009.

(3) Mr. Jones' severance benefits will be paid in accordance with his employment agreement if his employment with us terminates during his first three-years of employment. This table shows the value of the severance benefits payable pursuant to his employment agreement.

Under the Executive Severance Program, benefits are payable to each of our executive officers upon a change of control. In general, a change of control is one or more of the following events: (1) any person acquires more than 30% of Clearwater common stock; (2) certain changes are made to the composition of our Board; (3) certain transactions occur that result in our stockholders owning 50% or less of the surviving corporation's stock; or (4) a sale of all or substantially all of the assets of the company or approval by our stockholders of a complete liquidation or dissolution of the company.

Upon a change of control, the performance period for outstanding performance share awards will be deemed concluded on the effective date of the change of control. As of that date, target awards will be deemed payable and dividend equivalents will be calculated on the target award pro-rated to the date of the change of control.

In addition, other benefits are payable to our executive officers if, within two years following a change of control, one of the following events occurs:

- involuntary termination of the employee's employment for any reason other than death, disability or misconduct;
- the company employing the employee ceases to be a participating company in the Executive Severance Program due to a sale of that company to a third party or a spin-off of the company employing the employee, in a transaction that is also a change in control of Clearwater Paper Corporation;
- election by the employee to terminate employment upon being required to relocate his or her principal place of business to a place that is 50 miles or more further from the employee's primary residence than the prior principal place of business; or
- separation from service by the employee within 24 months following
  - a material reduction in his or her authority or responsibility,
  - any reduction in his or her base salary, standard bonus opportunity, or long-term incentive opportunity, or
  - a 15% or greater reduction in his or her aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

No severance benefits are payable in connection with an involuntary termination of employment or a company ceasing to be a participating company in the Executive Severance Program due to a sale or spin-off if the employee continues employment with or is offered the same or better employment terms by the purchaser or spun-off company, and the purchaser or spun-off company maintains a severance plan that equivalent in all material respects to the Executive Severance Program.

Upon the occurrence of any of the events described above within two years following a change of control, the following severance benefits are payable to our executive officers:

- Cash Severance Payment. A cash benefit equal to the employee's base compensation plus his or her base compensation multiplied by his or her standard, or target, bonus percentage, determined as of the date of the change of control or the effective date the employee separates from service, whichever produces the larger amount, multiplied by 3 with respect to our CEO, and 2.5 with respect to all other eligible employees. The cash benefit is subject to a downward adjustment if the employee separates from service within thirty months of his or her normal retirement date and additional service credit for the severance period is added to the pension benefit calculation;

- Pro-Rated Bonus. Award under our annual incentive plan for the fiscal year of termination, determined based on the employee's target or standard bonus and pro-rated for the number of months during the fiscal year in which the employee was employed;
- Benefits Continuation. COBRA premium payments during the number of years equal to the factor described above for continued medical, dental and basic life insurance coverage;
- Enhancement of Retirement Benefits.
  - A lump sum cash benefit equal to the value of that portion of the employee's "company matching account" in the 401(k) Plan attributable to "company contributions" which is unvested and the unvested portion, if any, of the employee's "401(k) Plan supplemental benefit" account under the Supplemental Plan;
  - A lump sum cash benefit equal to the present value of the employee's "normal retirement benefit" and "retirement plan supplemental benefit" determined under the Retirement Plan, and the Supplemental Plan, respectively, if the employee is not entitled to a vested benefit under the Retirement Plan at the time he or she separates from service;
- Vacation Pay Enhancement. Unused and accrued vacation notwithstanding whether any minimum service requirement has been met under our vacation policy; and
- Gross-Up Payment; If Applicable. A tax gross-up payment if the employee is subject to an excise tax on his or her change of control benefits. If the change of control benefits are less than $50,000 over the employee's safe harbor limit, $100,000 in the case of the CEO, then his or her benefits will be reduced to the safe harbor limit to avoid the imposition of the excise tax.

Mr. Jones' Employment Agreement

We entered into an employment agreement with our CEO, Mr. Jones, when we hired him in 2008.

Voluntary Termination by Mr. Jones or Termination by the Company for Cause. If Mr. Jones terminates his employment for any reason other than good reason, or if he is terminated for cause, he will receive:

- Any accrued but unpaid base salary, bonus, vacation and benefits.

Termination due to Death or Disability. If Mr. Jones' employment is terminated due to death, or disability, after signing a release of claims, he or his estate will receive:

- Any accrued but unpaid base salary, bonus, vacation and benefits;
- Pro-rated annual bonus for the termination year under the applicable bonus plan, and paid at the same time as other bonus plan participants;
- Immediate vesting of the RSU award granted; and
- Pro-rated settlement of performance share awards, based on our actual performance and paid after the end of the performance period.

Involuntary Termination or Termination by Mr. Jones for Good Reason. Prior to a change in control if we terminate Mr. Jones' employment for any reason other than cause or disability or if Mr. Jones terminates his employment for good reason, after signing a release of claims, he will receive:

- Any accrued but unpaid base salary, bonus, vacation and benefits;
- Pro-rated annual bonus for the termination year under the applicable bonus plan and paid at the same time as other bonus plan participants;
- 24 months of pay continuation (base salary and target bonus);
- Continued health plan coverage for the lesser of 24 months or until Mr. Jones is eligible for subsequent employer-provided coverage;
- Immediate vesting of his RSU award granted by us;
- All vested but unexercised options, if any, to acquire our common stock would remain exercisable through the earlier of the original expiration date of the option or the date which is three months following the separation; and
- All of his unvested performance shares, if any, will be immediately cancelled upon termination of employment.

Termination in Connection with a Change of Control. If, in connection with a change of control, Mr. Jones' employment is terminated for any reason other than cause, or if he terminates employment for good reason, after signing a release of claims, he will receive:

- Any accrued but unpaid base salary, bonus, vacation and benefits;
- Pro-rated annual bonus for the termination year under the applicable bonus plan and paid at the same time as other bonus plan participants;
- Lump sum payment in the amount equal, before applicable taxes and deductions, to three times the sum of his base salary and target annual bonus in effect at the time of separation;
- Continued health plan coverage for three-years or until he is eligible for subsequent employer-provided coverage;
- Immediate vesting of all options acquired at least six months prior to the effective date of the change of control, if any;
- Pro-rated settlement of performance share award, based on our actual performance;
- Immediate vesting of his RSU award granted by us; and
- All vested but unexercised options, if any, to acquire our common stock would remain exercisable through the earlier of the original expiration date of the option or the date which is one-year following the separation.

The definition of "change of control" under Mr. Jones' employment agreement is substantially similar to the definition of "change of control" described above with respect to the Executive Severance Program.

Gross-Up Payment. If any payment or distribution by us to Mr. Jones or for his benefit, made upon a termination or separation in connection with a change of control, would be subject to an excise tax, then Mr. Jones will be entitled to receive a gross-up payment so that after payment of all income and excise taxes on the gross-up payment, he retains an amount equal to the original excise tax. If his change of control benefits are less than $100,000 over his safe harbor limit, then Mr. Jones benefits will be reduced to the safe harbor limit to avoid the imposition of the excise tax.

Other Potential Payments Upon Termination

The following table summarizes the value as of December 31, 2009, that our named executive officers who were employed at such time would be entitled to receive assuming the respective officer's employment terminated on that date, in connection with death, disability or retirement. No named executive officer employed on such date, with the exception of Mr. DeVleming, was eligible for retirement under the Retirement Plan as of December 31, 2009. As a result, the amounts shown for the other named executive officers in the table reflect amounts they would be entitled to receive in connection only with death or disability.

Name (1)	Pro-Rata Annual Incentive Plan Bonus (2) (3)	Value of Equity Acceleration (3) (4)	Total
Gordon L. Jones	$452,100	$5,988,743	$6,440,843
Linda K. Massman	$185,400	$1,191,416	$1,376,816
Robert P. DeVleming	$121,100	$1,591,528	$1,712,628
Thomas H. Carter	$107,300	$ 779,196	$ 886,496
Michael S. Gadd	$ 99,700	$1,012,368	$1,112,068

(1) As Mr. Seamans retired on April 30, 2009, no amounts are shown for him in this table. In connection with Mr. Seamans' retirement, the company entered into a letter agreement with him, which included a general waiver and release of claims by Mr. Seamans. The agreement provided that Mr. Seamans would receive a payment of $295,380, to be paid in monthly installments over a twelve month period, and would be entitled to receive a bonus of $44,300, which was based on his annual incentive bonus target that would have been available under our annual incentive program, provided we paid annual incentives to participants under that program. In connection with his retirement, and pursuant to the

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terms of his stock awards, Mr. Seamans' outstanding restricted stock units and performance shares became vested, on a pro-rata basis as of April 30, 2009, subject to the other terms and conditions of those previously granted awards.

(2) All named executive officers are entitled to a payment of the pro-rata portion of their bonus, based on the company's actual performance. As the termination event for purposes of this table is deemed to occur on December 31, 2009, and performance is not determinable on that date, the bonus represented in the table reflects the "target" bonus opportunity. The payout would occur at the same time as other participants.

(3) Ms. Massman, and Messrs. Jones, Carter and Gadd, were not eligible for retirement under the Retirement Plan as of December 31, 2009. As a result, the amounts shown for the named executive officers in this column reflect amounts they would have received in connection with death or disability.

(4) Under the award agreement relating to our performance shares granted in 2009, if the holder's employment terminates in connection with death, disability or retirement, the holder is entitled to a prorated number of shares based on the number of complete months that have lapsed during the performance period. Under the award agreement relating to our RSUs granted in 2009, if the holder's employment terminates in connection with death, disability or retirement, and the RSU provides for vesting in its entirety as of a single date, the holder will be entitled to a prorated number of the RSUs based on the number of months completed in the vesting period. If the RSU vests ratably during the vesting period, the holder will receive the next tranche of RSUs scheduled to vest. In addition, under Mr. Jones' employment agreement, if his employment is terminated due to death or disability, then the $500,000 initial RSU award granted to him in January 2009 will fully vest. The amounts shown in this column were calculated using the company's closing stock price of $54.97 on December 31, 2009.

Additional Termination or Change of Control Payment Provisions

Annual Incentive Plan. As noted in the discussion of the Executive Severance Program, in the event of a change of control, each participant under our annual incentive plan, including the named executive officers, is guaranteed payment of his or her pro-rated "standard bonus" for the year in which the change of control occurs provided certain other events occur in connection with the participant. With respect to any award earned for the year prior to the year in which the change of control occurs, the participant is guaranteed payment of his or her award based on the performance results for the applicable year. The definition of "change of control" for purposes of our annual incentive plan is substantially similar to the definition of "change of control" described above with respect to the Executive Severance Program, and like certain other benefits under the Executive Severance Program requires a double trigger. Additionally, under our annual incentive plan, upon the death or disability of a participant, the participant or his or her beneficiary or estate, is entitled to a pro-rata portion of the annual bonus based on our actual performance.

Benefits Protection Trust Agreement. We have entered into a Benefits Protection Trust Agreement, or Trust, which provides that in the event of a change of control the Trust will become irrevocable and within 30 days of the change of control we will deposit with the trustee enough assets to ensure that the total assets held by the Trust are sufficient to cover any anticipated trust expenses and to guarantee payment of the benefits payable to our employees under our Supplemental Plan; Annual Incentive Plan; Executive Severance Program; Management Deferred Compensation Plan; Deferred Compensation Plan for Directors; the Salaried Severance Plan; Mr. Jones' Employment Agreement; and certain agreements between us and certain of our former employees. At least annually, an actuary will be retained to re-determine the benefit commitments and expected fees. If the Trust assets do not equal or exceed 110% of the re-determined amount, then we are, or our successor is, obligated to deposit additional assets into the Trust.

2008 Stock Incentive Plan.

In addition to those termination situations addressed under our Executive Severance Program, with respect to performance shares, if the participant's employment terminates during the performance period because of retirement, disability, or death, the participant, or his or her beneficiary, is entitled to a pro-rated number of the performance shares subject to the award. For awards made in 2009, the pro-rated number of performance shares earned is determined at the end of the performance period based on the ratio of the number of completed calendar months the participant is employed during the performance period to the total number of months in the performance period. For awards made after 2009, the pro-rated number of performance shares earned will be determined at the end of the performance period based on the ratio of the number of completed calendar months the participant is employed during the year in which the award is granted to twelve months. The pro-rated number of performance shares, plus dividend equivalents equal to the cash distributions that would have been paid on the shares earned had the recipient owned the shares during the pro-rated period, are paid at the end of the applicable performance period.

With respect to RSUs, if the participant's employment terminates because of retirement, disability, or death, and the vesting of the participant's RSUs is to occur in its entirety as of a single date, the participant, or his or her beneficiary, will be entitled to a pro-rated portion of the RSUs. If the vesting is to occur over a period of time, such as 20%, 20% and 60% over three-years, the participant, or his or her beneficiary, will receive the already vested RSUs as well as the next tranche of RSUs scheduled to vest. Under our long-term incentive plan, for annual RSU awards made in 2009, upon retirement, disability or death, a pro-rated portion of the initial share grant would be made after such event based on the completed calendar months the participant was employed during the three-year vesting period of such awards. For annual RSU awards made after 2009, upon retirement, disability or death, a pro-rated portion of the initial share grant would be paid at the end of the full three-year vesting period, based on the ratio of the number of calendar months the participant was employed during the calendar year in which the award is granted to twelve months. Termination of a participant's employment (for reasons other than in connection with a change of control or upon the death, disability or retirement) will result in the automatic termination of any unvested RSUs.

We instituted changes in how performance shares and RSU awards are pro-rated to tie such awards to a participant's total compensation in the year in which such awards are made. We made this change to reflect the fact that the target amounts for such awards are determined based on annual total compensation paid by comparable companies and are considered a part of annual compensation.

COMPENSATION OF DIRECTORS

Our Nominating Committee reviews and makes recommendations to our Board concerning director compensation. Similar to our philosophy regarding executive compensation, our philosophy regarding director compensation is to provide our directors a fair compensation package that is tied to the services they perform as well as to the performance of the company, with the objective of recruiting and retaining an outstanding group of directors.

The Nominating Committee, pursuant to the authority granted under its charter, engages Deloitte to advise it on director compensation matters. Deloitte's assessment was taken into consideration in establishing our current director compensation, which is targeted to be at the median of compensation paid by comparable companies.

2009 Compensation of Non-Employee Directors

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Fredric W. Corrigan	$ 57,056	$231,288	—	$288,344
Boh A. Dickey	$111,253	$238,192	—	$349,445
Jack A. Hockema(4)	$ 39,753	$238,192	—	$277,945
William D. Larsson	$ 70,253	$238,192	—	$308,445
Michael T Riordan	$ 76,753	$238,192	—	$314,945
William T Weyerhaeuser(5)	$ 84,253	$238,192	—	$322,445

(1) Represents annual retainer fees for 2009, as well as any amounts earned for service as Chair or committee Chair and meeting attendance fees.

(2) In January 2009, in connection with joining our Board, directors received a phantom common stock unit award with a grant date value of $140,000. On May 13, 2009, each director received a pro-rated annual stock unit award for service as a director to May 12, 2009 based on a full value annual award of $70,000. All directors joined the Board effective December 16, 2008, except Mr. Corrigan who joined the Board on January 22, 2009. On May 13, 2009, the directors also received an annual grant for the following 12 months of $70,000 that will vest on May 1, 2010. The aggregate number of vested and unvested phantom common stock units credited for service as a director outstanding as of December 31, 2009 for each non-employee director was as follows: Mr. Corrigan—18,117 units; Mr. Dickey—18,474 units; Mr. Hockema—no units; Mr. Larsson—18,474 units; Mr. Riordan—18,474 units; Mr. Weyerhaeuser—23,924 units.

(3) We pay premiums for accidental death & dismemberment insurance. Premiums paid on the director's behalf were each less than $100.

(4) Mr. Hockema resigned from the Board effective June 30, 2009. Accordingly, he received the cash value of his founder's phantom common stock award earned and vested as of the date of termination and a pro-rated cash amount for the phantom common stock award that was to vest in May 2010, in the aggregate amount of $36,770 in accordance with the Clearwater Paper Corporation Deferred Compensation Plan for Directors. The remainder of his phantom common stock units were cancelled.

(5) In 2009, Mr. Weyerhaeuser deferred his fees pursuant to our Deferred Compensation Plan for Directors. In connection with these deferrals, we credited 5,450 stock units to Mr. Weyerhaeuser's account for fees deferred in 2009. Such amounts were determined separately for each fee payment, which include meeting fees and quarterly pro-rata payments of the director's annual retainer fee, by

(notes continue on next page)

dividing the fee amount due by the appropriate per share closing stock price pursuant to the plan. These stock units are included in Mr. Weyerhaeuser's aggregate number of phantom common stock units described in footnote 1. During 2009, one of our directors, Gordon Jones, also served as our President and CEO. As a result, he did not receive compensation for his services as a director during 2009. The compensation received by Mr. Jones is shown in the *2009 Summary Compensation Table* provided elsewhere in this proxy statement.

Retainer and Fees.

Our outside directors are paid cash compensation at the following rates:

Annual retainer fee	$40,000
Annual retainer fee for Chair	$20,000
Annual retainer fee for Chair of the audit committee	$15,000
Annual retainer fee for Chair of each other committee	$ 5,000
Attendance fee for each board meeting	$ 1,500
Attendance fee for each committee meeting	$ 1,500

We also reimburse directors for their reasonable out-of-pocket expenses for attending Board and committee meetings as well as educational seminars and conferences.

Directors may defer receiving all or any portion of their fees under the terms of our Deferred Compensation Plan for Directors, or Directors Plan. When a director elects to defer fees, he must elect a payment date or dates for the deferred amount and elect to have the deferred fees converted into phantom common stock units or, if not converted, then credited with annual interest at 120% of the long-term applicable federal rate published by the Internal Revenue Service, with quarterly compounding. The common stock units are credited with amounts in common stock units equal in value to any dividends that are paid on the same amount of common stock.

Long-Term Incentive Awards. In connection with joining our Board, in January 2009 our outside directors were granted an award of phantom common stock units with a value of $140,000 that will vest ratably over a three year period. Additionally, in May 2009, our outside directors received a pro-rated annual equity award based on a full value annual award of $70,000 for their service to the company to date and a prospective annual equity award with a value of $70,000 that will vest after one year. These annual awards were also granted in the form of phantom common stock units. The common stock units awarded will be credited with amounts in common stock units equal in value to any dividends that are paid on the same amount of common stock. Upon separation from service as a director, the common stock units held by the director in his or her deferred account will be converted to cash based upon the then market price of the common stock and will be paid to the director.

Other Benefits. We provide coverage for directors under our Director and Officer Liability Insurance Policy and for directors and their spouses under our Accidental Death and Dismemberment Insurance ("AD&D Insurance") Policy. Directors and their spouses are also eligible to participate in our Matching Gifts to Education Program, which matches contributions of up to $1,500 per year to eligible educational institutions. In 2009, we made no donations on behalf of any of our directors to organizations with which any director was affiliated as an executive officer or director in excess of the amounts matched by us under this program.

Director Stock Ownership Guidelines. In the interest of promoting and increasing equity ownership by our directors and to further align our director's long-term interests with those of our stockholders, we have adopted stock ownership guidelines. Each director must acquire and hold by February 28, 2014, or within 5-years of his becoming a director, Clearwater Paper Corporation stock with a value of $220,000. To meet the requirements, a director must increase his stock holdings in the first two-years he is subject to the guidelines to 40% of the applicable guideline value, and each year thereafter by at least 20% of the value until at least the minimum value is acquired. Shares held in a brokerage account, an account with our transfer agent, or in the form of vested common stock units owned as a result of deferred director fees or annual equity awards paid under our Company plans, all count towards the ownership requirement. The value of the shares held by a director will be measured by the greater of the value of the shares at the (i) time acquired or vested or (ii) the applicable annual measurement date, based on the twenty-day average closing price of our stock before that measurement date. The stock ownership of all our directors as of February 28, 2010 is presented on page 13. See *"Security Ownership of Certain Beneficial Owners and Management."*

Annually a report is presented to the Board detailing each director's stock ownership and progress toward meeting these guidelines.

AUDIT COMMITTEE REPORT

As part of fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited financial statements for fiscal 2009 with management and KPMG LLP ("KPMG") and discussed with KPMG those matters required by the Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended. The Audit Committee received the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence.

Based on these reviews and discussions with management, KPMG and the company's internal audit function, the Audit Committee recommended to the Board that the company's audited financial statements for the fiscal year ended December 31, 2009 be included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The Audit Committee Members

Boh A. Dickey, Chair
William D. Larsson
William T. Weyerhaeuser

Fees Paid to Independent Registered Public Accounting Firm
The Audit Committee's policy is to evaluate and determine that the services provided by KPMG LLP in each year are compatible with the auditor's independence. The following table shows fees billed for 2009 for professional services rendered by KPMG for the audit of our financial statements. In connection with our spin-off from Potlatch Corporation in 2008, Potlatch paid KPMG all of the audit fees shown in the table below for 2008.

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2009	$973,973(1)	$145,249(2)	$—	$—
2008	$528,905	$ —	$—	$—

(1) Audit fees represent fees for the audit of our annual financial statements, the audit of internal controls over financial reporting and reviews of the quarterly financial statements.

(2) Audit-related fees represent fees for the audit of our defined benefit plans and the audit of the Annual Reports on Form 11-K.

We have adopted a policy relating to independent auditor services and fees, which provides for pre-approval of audit, audit-related, tax and other specified services on an annual basis. Under the terms of the policy, unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. In addition, any proposed services anticipated to exceed pre-approved cost levels must be separately approved. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services. The member or members to whom such authority has been delegated must report any pre-approval decisions to our Audit Committee at its next scheduled meeting.

GENERAL INFORMATION

Stockholder Proposals for 2011

The deadline for submitting a stockholder proposal for inclusion in the proxy materials for our 2011 Annual Meeting is November 29, 2010. Under current SEC rules, stockholder nominations for director and other proposals that are not to be included in such materials must be received by the company between January 11, 2011 and February 10, 2011. A stockholder's notice relating to such a nomination or proposal must set forth the information required by our Bylaws. A copy of our Bylaws is available for downloading or printing by going to our web site at www.clearwaterpaper.com, and selecting "Investor Relations," and then "Corporate Governance."

Annual Report and Financial Statements

A copy of our 2009 Annual Report to Stockholders, which includes our financial statements for the year ended December 31, 2009, was made available along with this proxy statement and other voting materials and information on the website www.proxyvote.com. You may request a copy of the 2009 Annual Report by going to http://ir.clearwaterpaper.com/.

Section 16(a) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, certain executive officers and any person holding more than 10% of our common stock must report their initial ownership of the common stock and any changes in that ownership to the SEC. The SEC has designated specific due dates for these reports and we must identify in this proxy statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to reporting have filed the required reports on time in 2009.

Copies of Corporate Governance and Other Materials Available

The Board of Directors has adopted various corporate governance guidelines setting forth our governance principals and governance practices. These documents are available for downloading or printing on our web site at *www.clearwaterpaper.com*, by selecting "Investor Relations" and then "Corporate Governance."

- Restated Certificate of Incorporation
- Amended and Restated Bylaws
- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Code of Ethics for Senior Financial Officers
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter

PROPOSAL 1—ELECTION OF DIRECTORS

We recommend a vote FOR each nominee.

Our Board of Directors is divided into three classes serving staggered three-year terms. Each of the nominees listed below has been nominated by our Board of Directors at the recommendation of the Nominating and Governance Committee in accordance with its charter and our Amended and Restated Bylaws and Corporate Governance Guidelines.

Each nominee is now a member of the Board. If either nominee becomes unable to serve as a director before the meeting (or decides not to serve), the individuals named as proxies may vote for a substitute nominee proposed by the Board or we may reduce the number of members of the Board. We recommend a vote **FOR** each nominee listed below.

Nominees for Election at This Meeting for a Term Expiring in 2013

William D. Larsson
Age 64, a director since December 2008.

Michael T. Riordan
Age 59, a director since December 2008.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to elect each nominee for director listed in Proposal 1.

PROPOSAL 2—APPROVAL OF CLEARWATER PAPER CORPORATION ANNUAL INCENTIVE PLAN

We recommend a vote FOR the proposal.

We established our Annual Incentive Plan, which became effective on January 1, 2009 following our spin-off from Potlatch Corporation, to provide annual bonuses to our employees who are in a position to contribute to our achievement of certain business performance objectives.

As discussed in this Proxy Statement under "Compensation Discussion and Analysis," the Compensation Committee of our Board of Directors approved performance targets under the Annual Incentive Plan for 2009 and subsequently approved bonus payments based on our actual 2009 performance that were paid in March 2010. Effective beginning with the 2010 award year, the Compensation Committee has approved amendments to the Annual Incentive Plan establishing separate bonus pools for corporate and divisional performance, and has approved the 2010 performance targets for those bonus pools.

The Annual Incentive Plan was originally approved prior to our spin-off by Potlatch Corporation, who was our sole stockholder at that time. Even though the Annual Incentive Plan has been in full force and effect since January 1, 2009, stockholder approval is required to ensure that bonus awards paid following the Annual Meeting under the Annual Incentive Plan continue to comply with the performance-based compensation exception to Section 162(m) of the Internal Revenue Code ("Section 162(m)").

Section 162(m) limits a corporation's income tax deduction for compensation paid to certain executive officers who are "covered employees" within the meaning of Section 162(m) to $1,000,000 per person per year unless the compensation qualifies as "performance-based compensation." In general, for awards paid after the Annual Meeting under the Annual Incentive Plan to qualify as "performance-based compensation," the Annual Incentive Plan must have been approved by our stockholders. Awards that were paid under the Annual Incentive Plan prior to the Annual Meeting already qualify as "performance-based compensation," and do not require approval of our stockholders because Potlatch Corporation approved the Annual Incentive Plan prior to the spin-off.

We are asking you to approve the Annual Incentive Plan to ensure that bonus awards paid following the Annual Meeting under the Annual Incentive Plan continue to comply with the performance-based compensation exception to Section 162(m). The following is a summary of material terms of the Annual Incentive Plan, as amended effective for the 2010 award year and future years. All statements herein are intended only to summarize the Annual Incentive Plan and are qualified in their entirety by reference to the Annual Incentive Plan itself, a copy of which is set forth in Appendix A.

Summary of the Annual Incentive Plan

Administration. Administration of the Annual Incentive Plan is carried out by the Compensation Committee of the Board of Directors. The Board of Directors may appoint another committee of the Board to administer the Annual Incentive Plan, but only the Compensation Committee or another committee comprised of outside directors may administer the plan with respect to executive officers and other participants who may be "covered employees" under Section 162(m).

Eligibility. Our Chief Executive Officer designates the officers and employees who are eligible to participate in the Annual Incentive Plan for a particular bonus year, in accordance with rules and regulations adopted by the Compensation Committee. As of March 16, 2010, 114 officers and employees were eligible to be considered for bonus awards under the Annual Incentive Plan for 2010 bonus year.

2009 Bonus Awards. Our named executive officers received bonus awards under the Annual Incentive Plan for the 2009 award year. The amounts of these bonuses are shown in this Proxy Statement as "Non-Equity Incentive Plan Compensation" in the 2009 Summary Compensation Table under "Executive Compensation Tables."

2010 Bonus Awards. In February 2010, the Compensation Committee established separate bonus pools for corporate, divisional and individual performance, and approved the 2010 performance targets for corporate and divisional performance that will affect whether, and to what extent, each of these bonus pools will be funded and paid to employees. As a result, bonus awards that might be received by our employees relating to performance in 2010 are not determinable at this time. The following table sets forth information with respect to the bonus awards that would have been paid under the Annual Incentive Plan for 2009 to the named executive officers, the named executive officers as a group, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees (including all current officers who are not executive officers) as a group, if the separate corporate, divisional and individual performance pools in 2010 had been in effect and assuming the maximum level of performance was achieved.

Name and Position	Dollar Value ($)
Gordon L. Jones President and Chief Executive Officer	$ 847,600
Linda K. Massman Vice President and Chief Financial Officer	$ 356,900
Robert P. DeVleming Vice President, Consumer Products	$ 235,500
Thomas H. Carter Vice President, Human Resources	$ 208,500
Michael S. Gadd Vice President and General Counsel	$ 194,000
Harry D. Seamans(1) Former Vice President, Pulp and Paperboard	—
All named executive officers	$1,842,500
All current executive officers	$1,940,200
All current non-employee directors	—
All other employees and consultants, including officers who are not executive officers	$4,192,700

(1) Mr. Seamans retired effective April 30, 2009.

Award Limits. For any award year under the Annual Incentive Plan, the bonus award paid to our Chief Executive Officer may not exceed $2.5 million, and the bonus award paid to any other participant may not exceed $1.5 million.

Target Bonus Pools and Performance Targets. Prior to or during the first 90 days of each award year, the Compensation Committee approves rules and regulations and otherwise takes actions to approve:

- the methodology for determining each participant's target bonus for the award year;
- the methodology for determining separate target bonus pools for corporate performance (based on the performance of Clearwater Paper Corporation as a whole), for each division's performance and for individual performance;
- the extent to which participants will participate in each bonus pool; and
- the performance criteria and specific performance targets that will be used to determine the percentage of each target bonus pool that will be funded.

A participant's target bonus for an award year is an amount equal to a percentage of his or her base salary, based on the position and corresponding salary grade level to which the participant is assigned. The target bonus pool for corporate performance consists of the sum of the individual target bonuses for participants assigned to the corporate organization (as opposed to a division), plus a percentage of the individual target bonuses for all other participants. The target bonus pool for each division's performance consists of a percentage of the individual target bonuses for the participants assigned to that division. The target bonus pool for individual performance consists of a percentage of the individual target bonuses for all participants. The sum of the target bonus pools for an award year equals 100% of the individual target bonuses for all participants for that award year.

Participants in the corporate organization participate only in the corporate and individual performance pools. Participants assigned to a division participate in their own division's performance pool as well as in the corporate and individual performance pools. A participant's participation in the individual performance pool may not exceed a specified percentage of his or her target bonus for the award year. The extent to which the participant actually earns that percentage or a lesser percentage depends on his or her attainment of pre-established individual performance targets for the award year.

The extent to which each target bonus pool is to be funded is determined based on Clearwater Paper Corporation's and each division's performance for the award year, measured using one or more performance criteria selected by the Compensation Committee. For the corporate and division performance pools, the Compensation Committee specifies levels of performance for the selected performance criteria, which may include a "threshold" level of performance below which none of the bonus pool will be funded, a "target" level of performance at which 100% of the target bonus pool will be funded, and one or more levels of performance at which greater than 100% of the target bonus pool will be funded. In no event may more than 200% of any target bonus pool be funded. The individual bonus pool is funded at 100% of the target individual bonus pool if Clearwater Paper Corporation achieves at least the "threshold" level of corporate performance, and is not funded at all if Clearwater Paper Corporation fails to achieve that threshold level.

Performance Criteria. To measure corporate and division performance for an award year, the Compensation Committee can select one or more of the following performance criteria, to be applied either individually, alternatively or in any combination:

- cash flow;
- earnings per share;
- earnings before interest;
- earnings before interest and taxes;
- earnings before interest, taxes, and depreciation;
- earnings before interest, taxes, depreciation and amortization;
- earnings before any combination of the above expenses or deductions;
- return on equity;
- total stockholder return;
- share price performance;
- return on capital;
- return on assets or net assets;
- revenue;
- income or net income;
- operating income or net operating income;
- operating profit or net operating profit;
- operating margin or profit margin;
- return on operating revenue;
- return on invested capital;
- market segment shares; or
- economic profit.

The performance criteria may be applied to Clearwater Paper Corporation or to one or more business units, either individually, alternatively or in any combination. Performance may be measured annually or cumulatively over a period of years. The Compensation Committee determines whether to measure performance in absolute terms, against a predetermined benchmark, against previous performance, or against the performance of a comparison group of companies or index. In applying these criteria to a particular period, the Compensation Committee may adjust any evaluation of performance to account for any of the following events: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs; and certain other extraordinary, nonrecurring items.

Certification of Performance and Funding of Bonus Pools. After the end of the award year, and prior to the payment of any award, the Compensation Committee certifies the actual level of performance achieved by

Clearwater Paper Corporation and each division. Based on those levels of performance and the funding percentages previously approved by the Compensation Committee, the Committee certifies the percentage of each target bonus pool that will be funded.

Payment of Funded Bonus Pools to Participants. The funded bonus pools are paid to participants based on the Compensation Committee's rules and regulations, established at the beginning of the award year, for determining the extent to which participants in the corporate organization and each division participate in each bonus pool.

Form and Time of Payment of Awards. Annual Incentive Plan bonus awards are generally paid in cash, but participants who are subject to our Stock Ownership Guidelines are paid in a combination of 50% cash and 50% shares of our common stock if they have not yet reached their required level of stock ownership. Under the Annual Incentive Plan, participants who terminate employment during an award year because of death, disability or retirement under our Salaried Retirement Plan are entitled to receive a prorated award based on the portion of the award year in which they were eligible participants. Participants who terminate employment for any other reason before the end of an award year are generally not entitled to receive any award under the Annual Incentive Plan for that award year, but awards for the year of termination may be provided for under another plan or contract, such as our Severance Program for Executive Employees.

Participants may elect to defer receipt of an Annual Incentive Plan award under the terms of our Management Deferred Compensation Plan.

Change of Control. If a participant terminates employment following a change of control as defined in the Annual Incentive Plan, the participant will be guaranteed payment of a prorated bonus award for the award year in which the change of control occurs. The prorated award will be based on the participant's target award for the award year, multiplied by a fraction the numerator of which is the number of full months completed at the time of the change of control and the denominator of which is 12. The participant also will be guaranteed payment of any award earned for a prior award year that has not yet been paid at the time of the change of control.

Amendment and Termination. The Board of Directors may amend or terminate the Annual Incentive Plan at any time. Any amendment adopted or effective on or after July 1 in any award year which would adversely affect the calculation of a participant's bonus award or the participant's eligibility for a bonus for that award year must be applied prospectively from the date the amendment is adopted or effective, whichever is later. If the Annual Incentive Plan is terminated effective on or after July 1 of an award year, the termination cannot adversely affect a participant's eligibility for a pro rata share of an award for the period of the award year before the date the termination was adopted or effective, whichever is later. After a change of control during an award year, no amendment or plan termination can (1) reduce a participant's target bonus for the award year, (2) reduce an award earned and payable to a participant for an award year that ended before the award year in which the change of control occurs, or (3) modify the restrictions on amendment and termination described in this sentence.

Our Vice President, Human Resources can adopt amendments to the Annual Incentive Plan that do not materially increase the cost of the plan or that are required to comply with new or changed legal requirements.

Awards Under the Annual Incentive Plan

Because it is within the discretion of our Compensation Committee and Chief Executive Officer to determine which officers and employees are eligible to receive bonus awards for an award year, and because actual payment of awards depends on achievement of corporate and divisional performance targets set by the Compensation Committee, it is not presently possible to determine the number of individuals to whom awards will be made in the future under the Annual Incentive Plan or the amount of the awards.

Required Vote

The affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve this proposal.

PROPOSAL 3—APPROVAL OF CLEARWATER PAPER CORPORATION 2008 STOCK INCENTIVE PLAN

We recommend a vote FOR the proposal.

We established our 2008 Stock Incentive Plan (the "2008 Equity Plan"), which became effective upon our spin-off from Potlatch Corporation in December 2008, to promote our long-term success and the creation of stockholder value by (a) encouraging our employees, officers, outside directors and consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of employees, officers, outside directors and consultants with exceptional qualifications and (c) linking our employees, outside directors and consultants directly to stockholder interests through increased stock ownership. The 2008 Equity Plan authorizes the issuance of shares of common stock and the grant of restricted shares, performance shares, restricted stock units, stock options, and stock appreciation rights.

The 2008 Equity Plan was originally approved prior to our spin-off by Potlatch Corporation, who was our sole stockholder at that time. Beginning in 2009, the Compensation Committee granted equity awards, including restricted stock units and performance shares, to our employees under the 2008 Equity Plan. Even though the 2008 Equity Plan continues to be in full force and effect since our spin-off, stockholder approval is required to ensure that equity awards granted following the Annual Meeting under the 2008 Equity Plan continue to comply with the performance-based compensation exception to Section 162(m) of the Internal Revenue Code ("Section 162(m)").

Section 162(m) limits a corporation's income tax deduction for compensation paid to certain executive officers who are "covered employees" within the meaning of Section 162(m) to $1,000,000 per person per year unless the compensation qualifies as "performance-based compensation." In general, for awards granted after the Annual Meeting under the 2008 Equity Plan to qualify as "performance-based compensation," the 2008 Equity Plan must have been approved by our stockholders. Awards that were granted under the 2008 Equity Plan prior to the Annual Meeting already qualify as "performance-based compensation," and do not require approval of our stockholders because Potlatch Corporation approved the 2008 Equity Plan prior to the spin-off.

We are asking you to approve the 2008 Equity Plan to ensure that certain equity awards granted following the Annual Meeting under the 2008 Equity Plan continue to comply with the performance-based compensation exception to Section 162(m). The following is a summary of material terms of the 2008 Equity Plan. All statements herein are intended only to summarize the 2008 Equity Plan and are qualified in their entirety by reference to the 2008 Equity Plan itself, a copy of which is set forth in Appendix B.

Summary of the 2008 Stock Incentive Plan

Administration. Administration of the 2008 Equity Plan is carried out by the Compensation Committee of the Board of Directors. The Board of Directors may also appoint one or more separate committees of the Board, each composed of one or more directors, who may administer the 2008 Equity Plan with respect to employees who are not considered officers or directors under Section 16 of the Securities Exchange Act of 1934, as amended. The Board of Directors may also authorize one or more of our officers to designate employees, other than officers under Section 16 of the Exchange Act, to receive awards and/or to determine the number of such awards to be received by such persons, provided that the Board of Directors will specify the maximum number of shares underlying all awards and the maximum number of shares underlying any individual award made by such officers during any calendar year. As used in this summary, the term "administrator" means the Compensation Committee or its delegate.

Eligibility. Our officers and employees are eligible to participate in the 2008 Equity Plan. Our directors and other persons that provide consulting services to us are also eligible to participate in the 2008 Equity Plan. As of March 16, 2010, 52 officers, employees and non-employee directors were eligible to be considered for the grant of awards under the 2008 Equity Plan.

2009 Equity Awards. As of December 31, 2009, 17,465 shares had been issued upon the vesting of restricted stock unit awards granted under the 2008 Equity Plan, performance share awards for 524,588 shares and restricted stock units for 425,638 shares were outstanding, and 733,188 shares remained available for future grant. Because performance share awards may result in the issuance of common stock from zero to 200% of the initial performance share award, the number of shares shown above with respect to these awards assume a 200% payout. Currently all of our outstanding restricted stock unit and performance share awards are subject to withholding of shares to satisfy tax withholding obligations. Shares withheld will not be issued upon settlement of the awards and will become available for future grant under the 2008 Equity Plan. Our named executive officers received performance share awards and restricted stock units under the 2008 Equity Plan in 2009 as set forth in this Proxy Statement in the Grants of Plan-Based Awards for 2009 Table under "2009 Executive Compensation."

2010 Equity Awards. The following table sets forth information with respect to the performance share awards and restricted stock units granted under the 2008 Equity Plan in 2010 to the named executive officers, the named executive officers as a group, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees and consultants (including all current officers who are not executive officers) as a group, as of February 28, 2010.

Name and Position	Performance Share Awards (1) (#)	Number of Restricted Stock Units (#)
Gordon L. Jones President and Chief Executive Officer	44,136	0
Linda K. Massman Vice President and Chief Financial Officer	10,664	1,777
Robert P. DeVleming Vice President, Consumer Products	11,510	1,918
Thomas H. Carter Vice President, Human Resources	6,022	1,004
Michael S. Gadd Vice President and General Counsel	6,022	1,004
Harry D. Seamans(2) Former Vice President, Pulp and Paperboard	0	0
All named executive officers	78,352	5,703
All current executive officers	87,590	7,242
All current non-employee directors	—	—
All other employees and consultants, including officers who are not executive officers	51,186	8,516

(1) Because performance share awards may result in the issuance of common stock from 0-200% of the initial performance share awards, we show 200% of that initial award as outstanding under the 2008 Equity Plan.

(2) Mr. Seamans retired effective April 30, 2009.

Maximum Shares and Award Limits. Under the 2008 Equity Plan, the maximum number of shares of common stock that may be issued is 1,695,000 (the "share reserve"). All awards granted since our spin-off have been granted under the 2008 Equity Plan. In addition, no one recipient may receive stock awards under the 2008 Equity Plan in any calendar year that relate to more than 226,000 shares, except that in his or her first year of employment, an employee could be granted up to two times that amount.

These limitations, and the terms of outstanding awards, will be adjusted as appropriate in the event of a stock dividend, stock split, reclassification of stock or similar events. If any outstanding stock option award expires or becomes unexercisable without having been exercised in full, or any restricted share, restricted stock unit or performance share award is forfeited to or repurchased by us, the shares underlying such award will become available for future awards under the 2008 Equity Plan. We will treat shares underlying an outstanding stock appreciation right award as available for future grant or sale under the 2008 Equity

Plan unless and until such shares are actually issued upon exercise of the stock appreciation right. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will become available for future grant or sale under the 2008 Equity Plan. To the extent an outstanding award is paid out in cash rather than shares, any shares underlying that award will become available for future grant or sale under the 2008 Equity Plan.

The closing price for our common stock on the New York Stock Exchange as of March 16, 2010, was $51.00 per share.

Restricted Stock Units. The administrator, or CEO in the case of certain recipients not subject to Section 16, will select the recipients who are granted restricted stock units and, consistent with the terms of the 2008 Equity Plan, will establish the terms of each restricted stock unit award. Restricted stock unit awards give a recipient the right to receive a specified number of shares of stock, or in the administrator's discretion, the equivalent value in cash or a combination of shares and cash, at a future date upon the satisfaction of certain vesting conditions. The vesting conditions typically require the recipient to continue performing services for a minimum period, with possible exceptions for death, disability, retirement or other events. Restricted stock units may be granted in consideration of a reduction in the recipient's other compensation, but no cash consideration is typically required of the recipient. Unlike restricted shares, the stock underlying restricted stock units will not be issued until the units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied. The administrator may, but is not required to, grant restricted stock units that include dividend equivalent rights for the period prior to vesting.

Performance Shares. The administrator, or CEO in the case of certain recipients not subject to Section 16, will also select the recipients who are granted performance share awards, and will establish the terms of performance share awards consistent with the 2008 Equity Plan. Performance share awards give the recipient the right to receive a specified number of shares of stock, or in the administrator's discretion, the equivalent value in cash or a combination of shares and cash, at a future date upon satisfaction of certain vesting and financial performance conditions. The actual number of shares issued upon settlement of the award (or the equivalent amount of cash) depends upon the extent to which Clearwater Paper Corporation or designated business units meet or exceed certain financial performance targets—see the discussion below under "Performance Criteria." The award recipient generally must remain employed by us during the entire performance period in order to receive any payment under the performance share award, with possible exceptions for death, disability, retirement or other events. Performance share awards may be granted in consideration of a reduction in the recipient's other compensation, but no cash consideration is typically required of the recipient. The stock underlying performance share awards will not be issued until after the end of the performance period (and only if the performance targets have been achieved), and recipients of performance share awards generally will have no voting or dividend rights prior to that time.

Performance Criteria. In addition to performance share awards, the administrator may subject other awards under the 2008 Equity Plan to financial performance requirements. In each case, the administrator will base the performance targets on one or more of the following performance criteria, to be applied either individually, alternatively or in any combination:

- cash flow;
- earnings per share;
- earnings before interest;
- earnings before interest and taxes;
- earnings before interest, taxes, and depreciation;
- earnings before interest, taxes, depreciation and amortization;
- earnings before any combination of the above expenses or deductions;
- return on equity;
- total stockholder return;
- share price performance;
- return on capital;
- return on assets or net assets;
- revenue;

- income or net income;
- operating income or net operating income;
- operating profit or net operating profit;
- operating margin or profit margin;
- return on operating revenue;
- return on invested capital;
- market segment shares; or
- economic profit.

The performance criteria may be applied to Clearwater Paper Corporation or to one or more business units, either individually, alternatively or in any combination. Performance may be measured annually or cumulatively over a period of years. The administrator will determine whether to measure performance in absolute terms, against a predetermined benchmark, against previous performance, or against the performance of a comparison group of companies or index. In applying these criteria to a particular period, the administrator may adjust any evaluation of performance to account for any of the following events: asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs; and certain other extraordinary, nonrecurring items.

Stock Options. The 2008 Equity Plan provides for the grant of options to purchase our common stock. The administrator, or CEO in the case of certain recipients not subject to Section 16, can grant options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code (Code) and options that are not intended to so qualify. Options intended to qualify as incentive stock options may be granted only to persons who are our employees or are employees of our subsidiaries.

The administrator, or CEO in the case of certain recipients not subject to Section 16, will select the recipients who are granted options and, consistent with the terms of the 2008 Equity Plan, will prescribe the terms of each option, including the vesting rules for such option. A stock option agreement may provide for accelerated exercisability in the event of the recipient's death, disability, or retirement or other events, and may provide for expiration prior to the end of its term in the event of the termination of the recipient's service. The exercise price of a stock option cannot be less than 100% of the common stock's fair market value on the date the option is granted. The exercise price may be paid in cash or in any other form permitted by the administrator. The maximum period in which an option may be exercised will be fixed by the administrator but cannot exceed ten years.

Stock Appreciation Rights. The administrator, or CEO in the case of certain recipients not subject to Section 16, may select individuals to receive stock appreciation rights under the 2008 Equity Plan. Stock appreciation rights may be granted independently or in consideration of a reduction in the recipient's compensation. A stock appreciation right entitles the recipient to receive a payment equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of the stock appreciation right. The exercise price cannot be less than 100% of our common stock's fair market value on the date of grant. A stock appreciation right will be exercisable at such times and subject to such conditions as may be established by the administrator. A stock appreciation right may be granted either alone or in tandem with stock option awards under the 2008 Equity Plan. The amount payable upon the exercise of a stock appreciation right may be settled in cash, by the issuance of shares of common stock, or a combination of shares and cash.

Restricted Shares. The administrator, or CEO in the case of certain recipients not subject to Section 16, may select individuals to receive awards of restricted shares and, consistent with the terms of the 2008 Equity Plan, will establish the terms of each such award. A restricted share award may be subject to vesting requirements or transfer restrictions or both, if so provided by the administrator. Those requirements may include, for example, a requirement that the recipient complete a specified period of service or that certain performance criteria be achieved. Recipients who are granted restricted shares generally have all of the rights of a stockholder with respect to such shares. Restricted shares may be issued for consideration determined by the administrator, including cash, cash equivalents, full-recourse promissory notes, past services and future services.

Change of Control. The administrator may include provisions in individual award agreements to accelerate the vesting and exercisability of outstanding awards in the event of a change of control, as defined in the 2008 Equity Plan.

Adjustment of Shares. If we declare a stock dividend, stock split, reverse stock split, spin-off or certain other distributions or transactions materially affecting the fair market value of our common stock, the administrator will make appropriate adjustments to the outstanding awards in accordance with the plan. To the extent not previously exercised or settled, all outstanding awards shall terminate immediately prior to the dissolution or liquidation of the company. In the case of a merger, consolidation or certain other transactions involving Clearwater Paper Corporation, outstanding awards may be continued, assumed, substituted, cancelled or settled, as specified in the agreement relating to the transaction.

Amendment and Termination. No awards may be granted under the 2008 Equity Plan after December 1, 2018. The Board of Directors may amend or terminate the 2008 Equity Plan at any time, but an amendment will not become effective without the approval of our stockholders to the extent required by applicable laws, regulations or rules. No amendment or termination of the 2008 Equity Plan may materially impair a recipient's rights under outstanding awards without the recipient's consent.

Awards Under the 2008 Equity Plan

Because it is within the discretion of our Compensation Committee to determine which officers, employees and consultants receive awards and the amount and type of awards received, it is not presently possible to determine the number of individuals to whom awards will be made in the future under the 2008 Equity Plan or the amount of the awards.

Federal Income Tax Aspects of the 2008 Equity Plan

This is a brief summary of the federal income tax aspects of awards that may be made under the 2008 Equity Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder's death. The tax consequences of awards under the 2008 Equity Plan depend upon the type of award and if the award is to an executive officer, whether the award qualifies as performance-based compensation under Section 162(m) of the Code.

Incentive Stock Options. The recipient of an incentive stock option generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient's liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the stock until more than one year after the receipt of the stock and two years after the option was granted, then, upon sale or disposition of the stock, the excess of the proceeds received upon sale or disposition over the exercise price will be treated as long-term capital gain, and not ordinary income. If a recipient fails to hold the stock for the minimum required time, at the time of the disposition of the stock, the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the common stock on the date of exercise (or, if less, the amount realized on disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonqualified Stock Options. The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of nonqualified stock options when the stock options are exercised. The difference between the exercise price of the option and the fair market value of the stock purchased on such date is taxed as ordinary income. Thereafter, the tax basis for the acquired stock is equal to the amount paid for the stock plus the amount of ordinary income recognized by the recipient. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Other Awards. Recipients who receive performance share or restricted stock unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards, in an amount equal to the fair market value of the shares at that time. If cash is received upon settlement instead of shares, the amount of cash received is taxed as ordinary income. Recipients who receive awards of restricted shares subject to a vesting requirement generally recognize ordinary income at the time vesting occurs, in an amount equal to the fair market value of the vested stock at that time minus the amount, if any, paid for the stock. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

Section 162(m). Section 162(m) would render non-deductible to us certain compensation in excess of $1,000,000 received in any year by certain executive officers unless such excess is "performance-based compensation." The availability of the exemption for awards of performance-based compensation after the Annual Meeting depends in part upon obtaining approval of the 2008 Equity Plan by our stockholders.

Section 409A. Any deferrals made under the 2008 Equity Plan, including awards granted under the 2008 Equity Plan that are considered to be deferred compensation, must satisfy the requirements of Section 409A of the Code to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments, and distributions. We intend to structure any deferrals and awards under the 2008 Equity Plan to meet the applicable tax law requirements.

Required Vote

The affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve this proposal.

PROPOSAL 4—RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010

We recommend a vote FOR this proposal.

KPMG LLP (KPMG), a registered public accounting firm, currently serves as our independent registered public accounting firm and has conducted the audit of our financial statements for fiscal year 2009. Please see the section titled "Fees Paid to Independent Registered Public Accounting Firm" in this proxy statement for a discussion of the fees billed for 2009.

Based upon its review of KPMG's qualifications, independence and performance, the Audit Committee of the Board of Directors has appointed KPMG to serve as our independent registered public accounting firm for 2010.

The appointment of our independent registered public accounting firm is not required to be submitted for ratification by the stockholders. The listing standards of the New York Stock Exchange provide that the Audit Committee is solely responsible for the appointment, compensation, evaluation and oversight of our independent registered public accounting firm. However, as a matter of good corporate governance, the Audit Committee is submitting its appointment of KPMG as independent registered public accounting firm for 2010 for ratification by our stockholders.

If our stockholders fail to ratify the appointment of KPMG, the Audit Committee may reconsider whether to retain KPMG, and may continue to retain that firm or appoint another firm without resubmitting the matter to our stockholders. Even if our stockholders ratify the appointment of KPMG, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm for us if it determines that such a change would be in the best interests of our company and our stockholders.

The affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of the independent registered public accounting firm.

Representatives of KPMG are expected to attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Appendix A

CLEARWATER PAPER CORPORATION

ANNUAL INCENTIVE PLAN

Effective January 1, 2009
Amended and Restated Effective January 1, 2010

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CLEARWATER PAPER CORPORATION
ANNUAL INCENTIVE PLAN

Effective January 1, 2009
Amended and Restated Effective January 1, 2010

1. ESTABLISHMENT AND PURPOSE

(a) The Clearwater Paper Corporation Annual Incentive Plan (the "Plan") was adopted by the Board of Directors of Clearwater Paper Corporation and approved by its sole stockholder on December 1, 2008, to become effective January 1, 2009, to provide rewards to those employees of Clearwater Paper Corporation and its subsidiaries who are in a position to contribute to the achievement by Clearwater Paper Corporation and its subsidiaries of certain business performance objectives. The Plan was amended effective as of January 1, 2010 to establish separate bonus pools for corporate, division and individual performance and to make other clarifying changes.

(b) Pursuant to the Employee Matters Agreement by and between Potlatch Corporation and Clearwater Paper Corporation (the "EMA"), the liability for paying 2008 annual bonuses to "Clearwater Employees" (as defined in the EMA) under the Potlatch Corporation Management Performance Award Plan II (the "MPAP II") was transferred to this Plan because the "Distribution" (as defined in the EMA) occurred prior to the date for payment of such bonuses under the MPAP II. The amounts and recipients of such bonuses were determined in accordance with the terms of the MPAP II, but the payment of such bonuses was made in accordance with the terms and conditions of this Plan.

(c) The Plan is intended to comply with the requirements of Section 409A of the Code, to the extent applicable, and, in the case of covered employees, the exception for "qualified performance-based compensation" under Section 162(m) of the Code.

2. DEFINITIONS

(a) "Award" means an award under the Plan.

(b) "Award Year" means a Year with respect to which Awards are made.

(c) "Board of Directors" means the Board of Directors of Clearwater Paper Corporation.

(d) "CEO" means the Chief Executive Officer of Clearwater Paper Corporation.

(e) "Change of Control" means the effective date of any one of the following events:

(i) Upon consummation of a merger or consolidation involving Clearwater Paper (a "Business Combination"), in each case, unless, following such Business Combination,

(A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the then outstanding shares of common stock of Clearwater Paper (the "Outstanding Common Stock") and the then outstanding voting securities of Clearwater Paper entitled to vote generally in the election of directors (the "Outstanding Voting Securities") immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation or other entity resulting from such Business Combination (including, without limitation, a corporation or other entity which as a result of such transaction owns Clearwater Paper either directly or through one or more subsidiaries),

(B) no individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") (excluding any corporation or other entity resulting from such Business Combination or any employee benefit plan (or related trust) sponsored or maintained by Clearwater Paper or any of its Subsidiaries or such other corporation or other entity resulting from such Business Combination) beneficially owns, directly or indirectly, thirty percent (30%) or more of, respectively, the then outstanding shares of common stock or common equity of the corporation or other entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation or other entity except to the extent that such ownership is based on the beneficial ownership, directly or indirectly, of Outstanding Common Stock or Outstanding Voting Securities immediately prior to the Business Combination, and

(C) at least a majority of the members of the board of directors or similar governing body of the corporation or other entity resulting from such Business Combination were members of the Board of Directors at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination; or

(ii) On the date that individuals who, as of 11:59 p.m. (Pacific) on the date of the Distribution, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual who becomes a member of the Board of Directors on or subsequent to the day immediately following the date of the Distribution whose election, or nomination for election by Clearwater Paper's stockholders, was approved by a vote of at least a majority of the members of the Board of Directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for purposes of this proviso, any such individual whose appointment to the Board of Directors occurs as a result of an actual or threatened election contest with respect to the election or removal of a member or members of the Board of Directors, an actual or threatened solicitation of proxies or consents or any other actual or threatened action by, or on behalf of, any Person other than the Incumbent Board; or

(iii) Upon the acquisition on or after the date of the Distribution by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of either

(A) the then Outstanding Common Stock, or

(B) the combined voting power of the Outstanding Voting Securities;

provided, however, that the following acquisitions shall not be deemed to be covered by this paragraph (iii):

(I) any acquisition of Outstanding Common Stock or Outstanding Voting Securities by the Corporation,

(II) any acquisition of Outstanding Common Stock or Outstanding Voting Securities by any employee benefit plan (or related trust) sponsored or maintained by the Corporation, or

(III) any acquisition of Outstanding Common Stock or Outstanding Voting Securities by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of Section 2(e)(i); or

(iv) Upon the consummation of the sale, lease or exchange of all or substantially all of the assets of Clearwater Paper; or

(v) Upon the approval by the stockholders of Clearwater Paper of a complete liquidation or dissolution of Clearwater Paper.

(f) "Clearwater Paper" means Clearwater Paper Corporation, a Delaware corporation.

(g) "Code" means the Internal Revenue Code of 1986, as amended.

(h) “Committee” means the committee which shall administer the Plan in accordance with Section 3.

(i) “Corporate Organization” means the Organization Unit consisting of Employees whose primary duties involve the Corporation’s activities as a whole and not the activities of a particular Division.

(j) “Corporation” means Clearwater Paper Corporation and its Subsidiaries.

(k) “Covered Employee” means a “covered employee” within the meaning of Section 162(m) of the Code and the regulations thereunder.

(l) “Distribution” means the distribution by Potlatch Corporation to its stockholders of all of the outstanding shares of the common stock of Clearwater Paper then owned by Potlatch Corporation, pursuant to the Separation and Distribution Agreement between Potlatch Corporation and Clearwater Paper.

(m) “Division” means any operating division of the Corporation designated in rules and regulations adopted by the Committee.

(n) “Employee” means a full-time salaried employee (including any Executive Officer) of the Corporation.

(o) “Exchange Act” means the Securities and Exchange Act of 1934, as amended.

(p) “Executive Officer” means any Employee of the Corporation designated as an “executive officer” by the Board of Directors with respect to the applicable Award Year.

(q) “Guidelines” means the Clearwater Paper Corporation Stock Ownership Guidelines.

(r) “Management Deferred Compensation Plan” means the Clearwater Paper Corporation Management Deferred Compensation Plan, and any successor plan.

(s) “Organization Unit” means a major organizational component or profit center of the Corporation as determined in accordance with rules and regulations adopted by the Committee, the Employees of which are eligible to participate in the Plan. Organization Units shall include each Division and the Corporate Organization.

(t) “Participant” means any Executive Officer and any other Employee actively employed by the Corporation during an Award Year in an Organization Unit in a position designated as a participating position in accordance with rules and regulations adopted by the Committee.

(u) “Plan” means the Clearwater Paper Corporation Annual Incentive Plan, adopted effective January 1, 2009 and amended and restated effective as of January 1, 2010.

(v) “Separation from Service” means termination of a Participant’s service as an employee consistent with Section 409A of the Code and the regulations promulgated thereunder. For purposes of the Plan, “Separation from Service” generally means termination of a Participant’s employment as a common-law employee of Clearwater Paper and each Affiliate (as defined herein) of Clearwater Paper. A Separation from Service will not be deemed to have occurred if a Participant continues to provide services to Clearwater Paper or an Affiliate in a capacity other than as an employee and if the former employee is providing a level of bona fide services that is fifty percent (50%) or more of the average level of services rendered, during the immediately preceding thirty-six (36) months of employment with Clearwater Paper or an Affiliate; provided, however, that a Separation from Service will be deemed to have occurred if it is reasonably anticipated that a Participant’s service with Clearwater Paper and its Affiliates will terminate after a certain date or the level of bona fide services that the Participant will perform after such date (whether as an employee or another capacity) will permanently reduce to a rate that is less than twenty percent (20%) of the bona fide level of services rendered, on average, during the immediately preceding thirty-six (36) months (or if employed by

Clearwater Paper and its Affiliates less than thirty-six (36) months, such lesser period). However, the employment relationship is treated as continuing intact while the individual is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six months, or if longer, so long as the individual's right to reemployment with the service recipient is provided either by statute or by contract. If the period of leave exceeds six months and the individual's right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first date immediately following such six-month period. For purposes of determining when a Separation from Service occurs "Affiliate" means any other entity which would be treated as a single employer with Clearwater Paper under Section 414(b) or (c) of the Code, provided that in applying such Sections and in accordance with the rules of Treasury Regulations Section 1.409A-1(h)(3), the language "at least 50 percent" shall be used instead of "at least 80 percent."

(w) "Subsidiary" means any corporation fifty percent (50%) or more of the voting stock of which is owned by Clearwater Paper or by one or more of such corporations.

(x) "Year" means the calendar year.

3. ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Compensation Committee of the Board of Directors, or such other committee as may be designated and appointed by the Board of Directors which shall consist of at least three (3) members of the Board of Directors. Notwithstanding the foregoing, with respect to Participants who are Executive Officers or who are otherwise Covered Employees, except in the case of a Change of Control as explained below, the Committee shall consist solely of "outside directors" within the meaning of Section 162(m). No member of the Committee shall be eligible to participate and receive Awards under the Plan while serving as a member of the Committee.

In addition to the powers and duties otherwise set forth in the Plan, the Committee shall have full power and authority to administer and interpret the Plan, to establish procedures for administering the Plan, to adopt and periodically review such rules and regulations consistent with the terms of the Plan as the Committee deems necessary or advisable in order to properly carry out the provisions of the Plan, to receive and review an annual report to be submitted by the CEO which shall describe and evaluate the operation of the Plan, and to take any and all necessary action in connection therewith. The Committee's interpretation and construction of the Plan and its determination of the amount of any Award thereunder shall be conclusive and binding on all persons. In making such determinations, the Committee shall be entitled to rely on information and reports provided by the CEO.

Within thirty (30) days after a Change of Control, the Committee shall appoint an independent committee consisting of at least three (3) current (as of the effective date of the Change of Control) or former Corporation officers and directors, which shall thereafter administer all claims for benefits under the Plan. Upon such appointment the Committee shall cease to have any responsibility for claims administration under the Plan.

4. ELIGIBILITY AND PARTICIPATION

The CEO shall designate the Organization Units and the individuals who will participate in the Plan for an Award Year, in accordance with the Committee's rules and regulations.

5. AWARDS

Awards shall be determined in accordance with Sections 6, 7 and 8 following the close of the Award Year and, unless deferred in accordance with the Management Deferred Compensation Plan, shall be paid no later than March 15 following the close of the Award Year.

6. DETERMINING THE TARGET BONUS POOLS AND PERFORMANCE TARGETS

Prior to or during the first 90 days of each Award Year, the Committee shall approve, in accordance with this Section 6 and the Committee's rules and regulations,

- the methodology for determining each Participant's target bonus for the Award Year;
- the methodology for determining separate target bonus pools for corporate performance (based on performance of the Corporation as a whole), for each Division's performance, and for individual performance;
- the extent to which Participants in each Organization Unit shall participate in each target bonus pool; and
- the performance criteria and specific performance targets that will be used to determine the percentage of each target bonus pool that will be funded.

(a) Individual Target Bonuses. A Participant's target bonus for an Award Year shall be an amount equal to a percentage of the Participant's base salary, based on the position to which the Participant is assigned, as determined in accordance with rules and regulations adopted by the Committee. If a Participant does not qualify as a Participant for the entire period of the applicable Award Year, the Target Bonus will be prorated to reflect the number of half calendar months that the Employee was a Participant.

(b) Target Bonus Pools.

(i) The target "Corporate Performance" bonus pool for an Award Year shall consist of (A) the sum of the individual target bonuses for Participants assigned to the Corporate Organization multiplied by a percentage approved by the Committee, plus (B) the sum of the individual target bonuses for all other Participants multiplied by a percentage approved by the Committee.

(ii) A separate target "Division Performance" bonus pool shall be determined for each Division, consisting of the sum of the individual target bonuses for the Participants assigned to that Division multiplied by a percentage approved by the Committee.

(iii) The target "Individual Performance" bonus pool shall equal the sum of the individual target bonuses for all Participants multiplied by a percentage approved by the Committee.

(iv) The sum of the target bonus pools determined for an Award Year shall equal 100% of the individual target bonuses determined under Section 6(a) for all of the Participants for that Award Year.

(c) Participation in Bonus Pools. Participants in each of the Organization Units shall participate in each of the bonus pools to the extent approved by the Committee and provided in the Committee's rules and regulations.

(i) Participants in the Corporate Organization shall participate only in the Corporate Performance and Individual Performance bonus pools, while Participants assigned to a Division shall participate in their Division's performance pool, as well as in the Corporate Performance and Individual Performance pools. A Participant who is assigned to or responsible for more than one Division during an Award Year may be permitted to participate in each such Division's performance pool, in the manner and to the extent approved by the Committee.

(ii) A Participant's participation in the Individual Performance pool shall not exceed a specified percentage of his or her target bonus for the Award Year. The extent to which the Participant may actually earn that percentage or a lesser percentage of the Individual Performance pool shall depend on his or her attainment of pre-established individual performance targets for the Award Year approved by the Participant's supervisor, or by the Committee with respect to the CEO.

(d) Funding Percentages. The extent to which each target bonus pool is to be funded shall be determined based on the Corporation's and each Division's performance for the Award Year, measured using one or more of the performance criteria permitted under Section 6(e).

(i) For the Corporate Performance pool and each Division Performance pool, the Committee shall specify levels of performance using one or more of the performance criteria permitted under Section 6(e) which shall determine the percentage of the target bonus pool to be funded. Such levels shall include (but need not be limited to) a "threshold" level of performance below which none of the bonus pool shall be funded, a "target" level of performance at which 100% of the target bonus pool shall be funded, and if the Committee provides that more than 100% of a target bonus pool may be funded for an Award Year, the level or levels of performance necessary to achieve such funding and the maximum percentage of the target bonus pool that may be funded. In no event shall more than 200% of any target bonus pool be funded.

(ii) The Individual Performance pool shall be funded at 100% of the target Individual Performance pool, provided that the Corporation achieves at least the threshold level of Corporate Performance approved by the Committee for the Award Year. If the Corporation fails to achieve the threshold level of Corporate Performance for the Award Year, none of the Individual Performance pool shall be funded.

(e) Qualifying Performance Criteria. For the purpose of measuring performance for an Award Year, the Committee shall provide in its rules and regulations for the use of one or more of the following performance criteria for an Award Year, either individually, alternatively or in any combination, applied either to the Corporation as a whole or to Clearwater Paper, an Organization Unit or Subsidiary, either individually, alternatively or in any combination, and measured on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group or index, in each case as specified by the Committee: (i) cash flow (including operating cash flow), (ii) earnings per share, (iii) (A) earnings before interest, (B) earnings before interest and taxes, (C) earnings before interest, taxes and depreciation, (D) earnings before interest, taxes, depreciation and amortization, or (E) earnings before any combination of such expenses or deductions, (iv) return on equity, (v) total stockholder return, (vi) share price performance, (vii) return on capital, (viii) return on assets or net assets, (ix) revenue, (x) income or net income, (xi) operating income or net operating income, (xii) operating profit or net operating profit, (xiii) operating margin or profit margin (including as a percentage of revenue), (xiv) return on operating revenue, (xv) return on invested capital, (xvi) market segment shares or (xvii) economic profit ("Qualifying Performance Criteria"). After the end of the Award Year the Committee shall determine and certify the extent to which the Qualifying Performance Criteria have been met. The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occur during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) any extraordinary, nonrecurring items to be disclosed in the Corporation's financial statements (including footnotes) for the applicable year and/or in management's discussion and analysis of the financial condition and results of operations appearing in the Corporation's annual report to stockholders for the applicable year.

7. CERTIFICATION OF PERFORMANCE AND FUNDING OF BONUS POOLS

After the end of the Award Year and prior to the payment of any Award to any Participant for the Award Year, the Committee shall certify in writing (a) the actual level of performance achieved by the Corporation and each Division with respect to the Qualifying Performance Criteria selected in accordance with Section 6, and (b) based on those actual levels of performance and the funding percentages previously approved by the Committee in accordance with Section 6, the percentage of each target bonus pool that shall be funded.

8. PAYMENT OF FUNDED BONUS POOLS TO PARTICIPANTS

The funded bonus pools shall be paid to Participants based on the Committee's rules and regulations, previously approved pursuant to Section 6(c), for determining the extent to which Participants in each Organization Unit participate in the different bonus pools.

(a) A Participant's individual performance shall be measured against the pre-established targets for the Participant's individual performance set pursuant to Section 6(c)(ii). The Executive Officer with responsibility for the Participant's Organization Unit shall approve the final determination of the Participant's share of the funded Individual Performance pool, provided that the Participant's share of such funded pool shall not exceed the pre-established percentage of his or her target bonus for the Award Year determined pursuant to Section 6(c)(ii).

(b) Notwithstanding the foregoing, each Participant who is an Executive Officer or who is otherwise a Covered Employee shall be deemed to have earned a share of the funded Individual Performance pool equal to the pre-established percentage of his or her target bonus for the Award Year determined pursuant to Section 6(c)(ii). The Committee in its discretion may reduce (and may not increase) that percentage in determining the final payment to any such Participant from the funded Individual Performance pool.

(c) Each Participant's Award, consisting of his or her eligible share of each of the funded bonus pools, shall be subject to review by and approval of the CEO (or by the Committee in the case of the CEO's Award). Notwithstanding the foregoing, the final determination to adjust an Award payable to any Executive Officer or any other Covered Employee shall be made solely by the Committee. The Award of any Executive Officer or any other Covered Employee shall not be increased based on the Committee's (or the CEO's or another individual's) exercise of discretion to reduce the Awards payable to other Participants.

(d) In no event shall the Award granted to the CEO exceed $2.5 million, or the Award granted to any other Participant exceed $1.5 million.

9. <u>FORM AND TIME OF PAYMENT OF AWARDS</u>

(a) All non-deferred Awards under the Plan shall be paid in cash to all Participants other than those subject to the Guidelines. For a Participant subject to the Guidelines, the Award shall be paid in a combination of fifty percent (50%) cash and fifty percent (50%) common stock of Clearwater Paper if the Participant has not incrementally reached the required ownership level at the end of each of his or her first five (5) years under the Guidelines or has not maintained one hundred percent (100%) of the applicable guideline amount in subsequent years. The number of shares of common stock shall be determined by dividing the dollar value of the portion of the Award allocated as stock by the closing price of Clearwater Paper's common stock on the date of the Committee meeting at which the Award payments are approved. Award amounts shall be prorated for the portion of the Award Year the Employee was an eligible Participant in accordance with rules and regulations adopted by the Committee. A Participant whose employment is terminated before the end of an Award Year for any reason other than death, disability (within the meaning of Section 409A(a)(2)(C) of the Code) or early, normal or deferred retirement under the Clearwater Paper Salaried Retirement Plan shall not be entitled to receive an Award. Notwithstanding any other provision of this Plan, in no event may the achievement of performance goals for any Participant who is an Executive Officer or who is otherwise a Covered Employee be waived except in the event of such Participant's death or disability (within the meaning of Section 409A(a)(2)(C) of the Code) or pursuant to Section 14 below.

(b) Notwithstanding the foregoing, a Participant may be permitted to elect to defer receipt of payment of all or a portion of an Award subject to, and in accordance with, the terms of the Management Deferred Compensation Plan.

(c) Notwithstanding any other provision of the Plan, the Board of Directors or the Committee may, in its sole discretion, determine limits on the amount and alter the time and form of payment of Awards with respect to an Award Year.

10. <u>NO ASSIGNMENT OF INTEREST</u>

The interest of any person in the Plan or in payments to be received pursuant to it shall not be subject to option or assignable either by voluntary or involuntary assignment or by operation of law, and any act in violation of this section shall be void.

11. EMPLOYMENT RIGHTS

The selection of an Employee as a Participant shall not confer any right on such Employee to receive an Award under the Plan or to continue in the employ of the Corporation or limit in any way the right of the Corporation to terminate such Participant's employment at any time.

12. AMENDMENT OR TERMINATION OF THE PLAN

The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time; provided, however, that any amendment adopted or effective on or after July 1 in any Award Year which would adversely affect the calculation of a Participant's Award or the Participant's eligibility for an Award for such Award Year shall be applied prospectively from the date the amendment was adopted or effective, whichever is later; provided, further that if the Plan is terminated effective on or after July 1 in any Award Year such termination shall not adversely affect any Participant's eligibility for a pro rata share of an Award for the period of such Award Year before the date the termination was adopted or effective, whichever is later, subject to all other applicable terms and conditions of the Plan. The foregoing notwithstanding, no amendment adopted nor termination of the Plan following the occurrence of a Change of Control shall be effective if it (a) would reduce a Participant's target bonus for the Award Year in which the Change of Control occurs, (b) would reduce an Award earned and payable to a Participant in respect of the Award Year that ended immediately before the Award Year in which the Change of Control occurs, or (c) modify the provisions of this sentence.

Notwithstanding the foregoing, the Vice President, Human Resources of Clearwater Paper shall have the power and authority to amend the Plan with respect to any amendment that (i) does not materially increase the cost of the Plan to the Corporation or (ii) is required to comply with new or changed legal requirements applicable to the Plan, including, but not limited to, Section 409A of the Code.

13. SUCCESSORS AND ASSIGNS

The Plan shall be binding upon the Corporation, its successors and assigns, and any parent corporation of the Corporation's successors or assigns. Notwithstanding that the Plan may be binding upon a successor or assign by operation of law, the Corporation shall require any successor or assign to expressly assume and agree to be bound by the Plan in the same manner and to the same extent that the Corporation would be if no succession or assignment had taken place.

14. CHANGE OF CONTROL

Notwithstanding any other provision of the Plan to the contrary, this Section 14 shall apply with respect to the determination of Awards and the payment of Awards following a Change of Control. In the event that the employment of a Participant terminates following a Change of Control, such Participant shall be guaranteed payment of a prorated Award for the Award Year in which the Change of Control occurs based on the Participant's target bonus for such Award Year. The prorated Award shall be calculated by multiplying the Participant's target bonus for the applicable Award Year determined under Section 6(a) by a fraction, the numerator of which is the number of full months in the Award Year completed at the effective time of the Change of Control, and the denominator of which is twelve (12). With respect to any Award earned but not yet paid in respect of the Award Year that ended immediately before the Award Year in which a Change of Control that also is a change in the ownership or effective control of Clearwater Paper or a change in the ownership of a substantial portion of the assets of Clearwater Paper as defined in the regulations promulgated under Section 409A of the Code (a "Code Section 409A Change of Control") occurs, each Participant shall be guaranteed payment of his or her Award determined in accordance with Sections 5 through 8 based on the performance results for the applicable Award Year. Awards paid pursuant to this Section 14 shall be paid in a lump sum in cash upon the earliest of (i) the time prescribed in Sections 5 and 9(a), or (ii) the date the Participant Separates from Service for any reason other than "misconduct," as defined in Clearwater Paper's Severance Program for Executive Employees or Salaried Severance Plan, whichever applies to the Participant, or any successor severance plan that applies to the Participant, following the Code Section 409A Change of Control.

CLEARWATER PAPER CORPORATION

2008 Stock Incentive Plan

(Adopted by the Board of Directors on December 2, 2008)

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Table of Contents

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CLEARWATER PAPER CORPORATION

2008 STOCK INCENTIVE PLAN

SECTION 1. ESTABLISHMENT AND PURPOSE.

The Plan was adopted by the Board of Directors on December 2, 2008, and shall be effective on the date of the Distribution. The purpose of the Plan is to promote the long-term success of the Corporation and the creation of stockholder value by (a) encouraging Employees, Outside Directors and Consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of Employees, Outside Directors and Consultants with exceptional qualifications and (c) linking Employees, Outside Directors and Consultants directly to stockholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Restricted Shares, Restricted Stock Units, Performance Shares, Options (which may constitute ISOs or NSOs) and SARs.

SECTION 2. DEFINITIONS.

(a) "Affiliate" shall mean any Person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation.

(b) "Award" shall mean any award of an Option, a SAR, Restricted Shares, Restricted Stock Units or Performance Shares under the Plan.

(c) "Board of Directors" shall mean the Board of Directors of the Corporation, as constituted from time to time.

(d) "Business Combination" shall mean a merger or consolidation involving the Corporation.

(e) "Change of Control" shall mean the occurrence of any of the following events:

(i) Upon consummation of a Business Combination unless, following such Business Combination,

(A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Common Stock and the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock (or common equity) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation or other entity resulting from such Business Combination (including a corporation or other entity which as a result of such transaction owns the Corporation either directly or through one or more subsidiaries),

(B) no Person (excluding any corporation or other entity resulting from such Business Combination or any employee benefit plan (or related trust) sponsored or maintained by the Corporation or a Subsidiary or such other corporation or other entity resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock (or common equity) of the corporation or other entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation or other entity except to the extent that such ownership is based on the beneficial ownership, directly or indirectly, of Outstanding Common Stock or Outstanding Voting Securities immediately prior to the Business Combination, and

(C) at least a majority of the members of the board of directors (or similar governing body) of the corporation or other entity resulting from such Business Combination were members of the Board of Directors at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination; or

(ii) Upon the consummation of the sale, lease or exchange of all or substantially all of the assets of the Corporation; or

(iii) On the date that individuals who constitute the Incumbent Board cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual who becomes a member of the Board of Directors on or subsequent to the day immediately following the date of the Distribution whose election, or nomination for election by the Corporation's stockholders, was approved by a vote of at least a majority of the members of the Board of Directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for purposes of this proviso, any such individual whose appointment to the Board of Directors occurs as a result of an actual or threatened election contest with respect to the election or removal of a member or members of the Board of Directors, an actual or threatened solicitation of proxies or consents or any other actual or threatened action by, or on behalf of any Person other than the Incumbent Board; or

(iv) Upon the acquisition on or after the date of the Distribution by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either:

(A) the then Outstanding Common Stock, or

(B) the combined voting power of the Outstanding Voting Securities; provided, however, that the following acquisitions shall not be deemed to be covered by this subparagraph (iv):

(x) any acquisition of Outstanding Common Stock or Outstanding Voting Securities by or at the direction of the Corporation or any Subsidiary,

(y) any acquisition of Outstanding Common Stock or Outstanding Voting Securities by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any Subsidiary, or

(z) any acquisition of Outstanding Common Stock or Outstanding Voting Securities by any Person pursuant to a transaction which complies with clauses (A), (B) and (C) of Section 2(e)(i) of this Plan; or

(v) Upon the approval by the stockholders of the Corporation of a complete liquidation or dissolution of the Corporation.

(f) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(g) "Committee" shall mean the Compensation Committee as designated by the Board of Directors, which is authorized to administer the Plan, as described in Section 3 hereof.

(h) "Corporate Transaction" shall mean an event that constitutes a "Change of Control" pursuant to subsection (i), subsection (ii) or subsection (iv) of Section 2(e); provided, however, that solely for purposes of this definition, the words "30% or more" in subsection (iv) of Section 2(e) shall be replaced with the words "more than 50%".

(i) "Corporation" shall mean Clearwater Paper Corporation, a Delaware corporation.

(j) "Consultant" shall mean a consultant or advisor who provides bona fide services to the Corporation, a Parent, a Subsidiary or an Affiliate as an independent contractor (not including service as a member of the Board of Directors) or a member of the board of directors of a Parent or a Subsidiary, in each case who is not an Employee.

(k) "Distribution" shall mean the distribution by Potlatch Corporation to its stockholders of all of the outstanding shares of the Stock then owned by Potlatch Corporation, pursuant to the Separation and Distribution Agreement between the Corporation and Potlatch Corporation.

(l) "Employee" shall mean any individual who is a common-law employee of the Corporation, a Parent, a Subsidiary or an Affiliate.

(m) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(n) "Exercise Price" shall mean (a) in the case of an Option, the amount for which one Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement (or the addendum thereto), and (b) in the case of a SAR, an amount, as specified in the applicable SAR Agreement (or the addendum thereto), which is subtracted from the Fair Market Value of one Share in determining the amount payable upon exercise of such SAR.

(o) "Fair Market Value" with respect to a Share, shall mean the market price of one Share, determined by the Committee as follows:

(i) If the Stock is listed on the New York Stock Exchange or another national securities exchange, or is traded on the NASDAQ National Market or the NASDAQ SmallCap Market and sales prices are regularly reported for the Stock, then the Fair Market Value shall be the closing selling price for the Stock reported on the applicable composite tape or other comparable reporting system on the applicable date, or if the applicable date is not a trading day, on the most recent trading day immediately prior to the applicable date; or

(ii) If closing selling prices are not regularly reported for the Stock as described in clause (i) but bid and asked prices for the Stock are regularly reported, then the Fair Market Value shall be the arithmetic mean between the closing or last bid and asked prices for the Stock on the applicable date or, if the applicable date is not a trading day, on the most recent trading day immediately prior to the applicable date; or

(iii) If prices are not regularly reported for the Stock as described in clause (i) or (ii) above, then the Fair Market Value shall be such value as the Committee in good faith determines.

In all cases, the determination of Fair Market Value by the Committee shall be conclusive and binding on all persons.

(p) "Incumbent Board" shall mean the individuals who constitute the Board of Directors as of 11:59 p.m. (Pacific) on the date of the Distribution.

(q) "ISO" shall mean an employee incentive stock option described in Section 422 of the Code.

(r) "Nonstatutory Option" or "NSO" shall mean an employee stock option that is not an ISO.

(s) "Offeree" shall mean an individual to whom the Committee has offered the right to acquire Shares under the Plan (other than upon exercise of an Option).

(t) "Option" shall mean an ISO or Nonstatutory Option granted under the Plan and entitling the holder to purchase Shares.

(u) "Optionee" shall mean an individual or estate who holds an Option or SAR.

(v) "Outside Director" shall mean a member of the Board of Directors who is not an Employee or a Consultant.

(w) "Outstanding Common Stock" shall mean the outstanding shares of Stock.

(x) "Outstanding Voting Securities" shall mean the outstanding voting securities of the Corporation entitled to vote generally in the election of members of the Board of Directors.

(y) "Parent" shall mean any corporation or other entity (other than the Corporation) in an unbroken chain of corporations or other entities ending with the Corporation, if each of the corporations or other entities

other than the Corporation owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation or other entity that attains the status of a Parent on a date after the adoption of the Plan shall be a Parent commencing as of such date.

(z) "Participant" shall mean an individual or estate who holds an Award.

(aa) "Performance Shares" shall mean a bookkeeping entry representing the Corporation's obligation to deliver Shares (or distribute cash) on a future date in accordance with the provisions of a Performance Share Agreement.

(bb) "Performance Share Agreement" shall mean the agreement between the Corporation and the recipient of Performance Shares that contains the terms, conditions and restrictions pertaining to such Performance Shares.

(cc) "Person" shall mean any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(dd) "Plan" shall mean this 2008 Stock Incentive Plan of Clearwater Paper Corporation, as amended from time to time.

(ee) "Purchase Price" shall mean the consideration for which one Share may be acquired under the Plan (other than upon exercise of an Option), as specified by the Committee.

(ff) "Qualifying Performance Criteria" shall have the meaning set forth in Section 17(d).

(gg) "Restricted Share" shall mean a Share awarded under the Plan and subject to the terms, conditions and restrictions set forth in a Restricted Share Agreement.

(hh) "Restricted Share Agreement" shall mean the agreement between the Corporation and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Shares.

(ii) "Restricted Stock Unit" shall mean a bookkeeping entry representing the Corporation's obligation to deliver one Share (or distribute cash) on a future date in accordance with the provisions of a Restricted Stock Unit Agreement.

(jj) "Restricted Stock Unit Agreement" shall mean the agreement between the Corporation and the recipient of a Restricted Stock Unit that contains the terms, conditions and restrictions pertaining to such Restricted Stock Unit.

(kk) "SAR" shall mean a stock appreciation right granted under the Plan.

(ll) "SAR Agreement" shall mean the agreement between the Corporation and an Optionee that contains the terms, conditions and restrictions pertaining to his or her SAR.

(mm) "Service" shall mean service as an Employee, Consultant or Outside Director, subject to such further limitations as may be set forth in the Plan or the applicable Stock Option Agreement, SAR Agreement, Restricted Share Agreement, Restricted Stock Unit Agreement or Performance Share Agreement. Service does not terminate when an Employee goes on a bona fide leave of absence, that was approved by the Corporation in writing, if the terms of the leave provide for continued Service crediting, or when continued Service crediting is required by applicable law. However, for purposes of determining whether an Option is entitled to ISO status, an Employee's employment will be treated as terminating 90 days after such Employee went on leave, unless such Employee's right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. The Corporation shall be entitled to determine in its sole

discretion which leaves of absence count toward Service, and when Service terminates for all purposes under the Plan.

(nn) "Share" shall mean one share of Stock.

(oo) "Stock" shall mean the common stock of the Corporation, par value $0.0001 per share.

(pp) "Stock Option Agreement" shall mean the agreement between the Corporation and an Optionee that contains the terms, conditions and restrictions pertaining to such Option.

(qq) "Subsidiary" shall mean any corporation or other entity, if the Corporation or one or more other Subsidiaries own not less than 50% of the total combined voting power of all classes of outstanding stock (or equity) of such corporation or other entity. A corporation or other entity that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

SECTION 3. ADMINISTRATION.

(a) Committee Composition. The Plan shall be administered by the Board of Directors or a Committee appointed by the Board of Directors. The Committee shall consist of two or more members of the Board of Directors. In addition, to the extent required by the Board of Directors, the composition of the Committee shall satisfy (i) such requirements as the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act; and (ii) such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Section 162(m)(4)(C) of the Code.

(b) Committee for Non-Officer Grants. The Board of Directors may also appoint one or more separate committees of the Board of Directors, each composed of one or more members of the Board of Directors who need not satisfy the requirements of Section 3(a), who may administer the Plan with respect to Employees who are not considered officers or directors of the Corporation under Section 16 of the Exchange Act, may grant Awards under the Plan to such Employees and may determine all terms of such grants. Within the limitations of the preceding sentence, any reference in the Plan to the Committee shall include such committee or committees appointed pursuant to the preceding sentence. To the extent permitted by applicable laws, the Board of Directors may also authorize one or more officers of the Corporation to designate Employees, other than persons subject to Section 16 of the Exchange Act, to receive Awards and to determine the number of such Awards to be received by such Employees; provided, however, that the Board of Directors shall specify the aggregate limit (i.e., the number of Shares underlying all such Awards) and the individual limit (i.e., the number of Shares underlying any individual Award so granted) that such officer or officers may so award in any calendar year.

(c) Committee Responsibilities. Subject to the provisions of the Plan, the Committee shall have full authority and discretion to take the following actions:

(i) To interpret the Plan and to apply its provisions;

(ii) To adopt, amend or rescind rules, procedures and forms relating to the Plan;

(iii) To adopt, amend or terminate sub-plans established for the purpose of satisfying applicable foreign laws, including qualifying for preferred tax treatment under applicable foreign tax laws;

(iv) To authorize any person to execute, on behalf of the Corporation, any instrument required to carry out the purposes of the Plan;

(v) To determine when Awards are to be granted under the Plan;

(vi) To select the Offerees and Optionees;

(vii) To determine the number of Shares to be made subject to each Award;

(viii) To prescribe the terms and conditions of each Award, including the Exercise Price, the Purchase Price, the performance criteria, the performance period, and the vesting or duration of the

Award (including accelerating the vesting of Awards, either at the time of the Award or thereafter, without the consent of the Participant), to determine whether an Option is to be classified as an ISO or as a Nonstatutory Option, and to specify the provisions of the agreement relating to such Award;

(ix) To amend any outstanding Award agreement, subject to applicable legal restrictions and to the consent of the Participant if the Participant's rights or obligations would be materially impaired;

(x) To prescribe the consideration for the grant of each Award or other right under the Plan and to determine the sufficiency of such consideration;

(xi) To determine the disposition of each Award or other right under the Plan in the event of a Participant's divorce or dissolution of marriage;

(xii) To determine whether Awards under the Plan will be granted in replacement of other grants under an incentive or other compensation plan of an acquired business;

(xiii) To correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award agreement;

(xiv) To establish or verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; and

(xv) To take any other actions deemed necessary or advisable for the administration of the Plan.

Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of Awards under the Plan to persons subject to Section 16 of the Exchange Act. All decisions, interpretations and other actions of the Committee shall be final and binding on all Participants, and all persons deriving their rights from a Participant. No member of the Committee shall be liable for any action that he or she has taken or has failed to take in good faith with respect to the Plan or any Award.

SECTION 4. ELIGIBILITY.

(a) General Rule. Only Employees shall be eligible for the grant of ISOs. Only Employees, Consultants and Outside Directors shall be eligible for the grant of Restricted Shares, Restricted Stock Units, Performance Shares, Nonstatutory Options or SARs.

(b) Ten-Percent Stockholders. An Employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Corporation, a Parent or Subsidiary shall not be eligible for the grant of an ISO unless such grant satisfies the requirements of Section 422(c)(5) of the Code.

(c) Attribution Rules. For purposes of Section 4(b) above, in determining stock ownership, an Employee shall be deemed to own the stock owned, directly or indirectly, by or for such Employee's brothers, sisters, spouse, ancestors and lineal descendants. Stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be deemed to be owned proportionately by or for its stockholders, partners or beneficiaries.

(d) Outstanding Stock. For purposes of Section 4(b) above, "outstanding stock" shall include all stock actually issued and outstanding immediately after the grant but shall not include shares authorized for issuance under outstanding options held by the Employee or by any other person.

SECTION 5. STOCK SUBJECT TO PLAN.

(a) Basic Limitation. Shares offered under the Plan shall be authorized but unissued Shares or treasury Shares. The aggregate number of Shares authorized for issuance as Awards under the Plan shall not exceed 1,695,000 Shares. The limitation of this Section 5(a) shall be subject to adjustment pursuant to

Section 12. The number of Shares that are subject to Awards outstanding at any time under the Plan shall not exceed the number of Shares which then remain available for issuance under the Plan. The Corporation, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan.

(b) Award Limitation. Subject to the provisions of Section 12, no Participant may receive Awards under the Plan (i) in any calendar year (other than the calendar year of the first year of employment) that relate to more than 226,000 Shares, and (ii) in the calendar year for the first year of employment, no more than two times the amount set forth in Section 5(b)(i).

(c) Additional Shares. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Shares, Restricted Stock Units or Performance Shares, is forfeited to or repurchased by the Corporation due to failure to vest, the unpurchased Shares (or for Awards other than Options or SARs the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to SARs, only Shares actually issued pursuant to a SAR will cease to be available under the Plan; all remaining Shares under SARs will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Shares, Restricted Stock Units or Performance Shares are repurchased by the Corporation or are forfeited to the Corporation, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan.

SECTION 6. RESTRICTED SHARES.

(a) Restricted Share Agreement. Each grant of Restricted Shares under the Plan shall be evidenced by a Restricted Share Agreement between the recipient and the Corporation. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Share Agreements entered into under the Plan need not be identical.

(b) Payment for Awards. Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including cash, cash equivalents, full-recourse promissory notes, past services and future services.

(c) Vesting. Each Award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Agreement. A Restricted Share Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested upon a Change of Control. Except as may be set forth in a Restricted Share Agreement, vesting of the Restricted Shares shall cease on the termination of the Participant's Service.

(d) Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Corporation's other stockholders. A Restricted Share Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

(e) Restrictions on Transfer of Shares. Restricted Shares shall be subject to such rights of repurchase, rights of first refusal or other restrictions as the Committee may determine. Such restrictions shall be set

forth in the applicable Restricted Share Agreement and shall apply in addition to any general restrictions that may apply to all holders of Shares.

SECTION 7. TERMS AND CONDITIONS OF OPTIONS.

(a) Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Corporation. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Stock Option Agreement. The Stock Option Agreement shall specify whether the Option is an ISO or an NSO. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. Options may be granted in consideration of a reduction in the Optionee's other compensation.

(b) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option (subject to adjustment in accordance with Section 12).

(c) Exercise Price. Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price of an ISO shall not be less than 100% of the Fair Market Value of a Share on the date of grant, except as otherwise provided in Section 4(b), and the Exercise Price of an NSO shall not be less 100% of the Fair Market Value of a Share on the date of grant. Subject to the foregoing in this Section 7(c), the Exercise Price under any Option shall be determined by the Committee at its sole discretion. The Exercise Price shall be payable in one of the forms described in Section 8.

(d) Withholding Taxes. As a condition to the exercise of an Option, the Optionee shall make such arrangements as the Corporation may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such exercise. The Optionee shall also make such arrangements as the Corporation may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the disposition of Shares acquired by exercising an Option.

(e) Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option; provided, however, that the term of an ISO shall in no event exceed 10 years from the date of grant (five years for Employees described in Section 4(b)). A Stock Option Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability, or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee's Service. Options may be awarded in combination with SARs, and such an Award may provide that the Options will not be exercisable unless the related SARs are forfeited. Subject to the foregoing in this Section 7(e), the Committee at its sole discretion shall determine when all or any installment of an Option is to become exercisable and when an Option is to expire.

(f) Exercise of Options. Each Stock Option Agreement shall set forth the extent to which the Optionee shall have the right to exercise the Option following termination of the Optionee's Service with the Corporation and its Subsidiaries, and the right to exercise the Option of any executors or administrators of the Optionee's estate or any person who has acquired such Option(s) directly from the Optionee by bequest or inheritance. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

(g) Effect of Change of Control. The Committee may determine, at the time of granting an Option or thereafter, that such Option shall become exercisable as to all or part of the Shares subject to such Option upon a Change of Control.

(h) No Rights as a Stockholder. An Optionee, or a permitted transferee of an Optionee, shall have no rights as a stockholder of the Corporation with respect to any Shares covered by the Option until the date of the issuance of the Shares underlying the Option upon a valid exercise thereof.

(i) Restrictions on Transfer of Shares. Any Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Stock Option Agreement and shall apply in addition to any general restrictions that may apply to all holders of Shares.

(j) Buyout Provisions. The Committee may at any time (a) offer to buy out for a payment in cash or cash equivalents an Option previously granted or (b) authorize an Optionee to elect to cash out an Option previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish.

SECTION 8. PAYMENT FOR SHARES.

(a) General Rule. The entire Exercise Price or Purchase Price of Shares issued under the Plan shall be payable in lawful money of the United States of America at the time when such Shares are purchased, except as provided in Section 8(b) through Section 8(g) below.

(b) Surrender of Stock. To the extent that a Stock Option Agreement so provides, payment may be made all or in part by surrendering, or attesting to the ownership of, Shares which have already been owned by the Optionee or his representative. Such Shares shall be valued at their Fair Market Value on the date when the new Shares are purchased under the Plan. The Optionee shall not surrender, or attest to the ownership of, Shares in payment of the Exercise Price if such action would cause the Corporation to recognize compensation expense (or additional compensation expense) with respect to the Option for financial reporting purposes.

(c) Services Rendered. At the discretion of the Committee, Shares may be awarded under the Plan in consideration of services rendered to the Corporation or a Subsidiary prior to the award. If Shares are awarded without the payment of a Purchase Price in cash, the Committee shall make a determination (at the time of the award) of the value of the services rendered by the Offeree and the sufficiency of the consideration to meet the requirements of Section 6(b).

(d) Cashless Exercise. To the extent that a Stock Option Agreement so provides, payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Corporation in payment of the aggregate Exercise Price.

(e) Exercise/Pledge. To the extent that a Stock Option Agreement so provides, payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker or lender to pledge Shares, as security for a loan, and to deliver all or part of the loan proceeds to the Corporation in payment of the aggregate Exercise Price.

(f) Promissory Note. To the extent that a Stock Option Agreement or Restricted Share Agreement so provides, payment may be made all or in part by delivering (on a form prescribed by the Corporation) a full-recourse promissory note.

(g) Other Forms of Payment. To the extent that a Stock Option Agreement or Restricted Share Agreement so provides, payment may be made in any other form that is consistent with applicable laws, regulations and rules.

(h) Limitations under Applicable Law. Notwithstanding anything herein or in a Stock Option Agreement or Restricted Share Agreement to the contrary, payment may not be made in any form that is unlawful, as determined by the Committee in its sole discretion.

SECTION 9. STOCK APPRECIATION RIGHTS.

(a) SAR Agreement. Each grant of a SAR under the Plan shall be evidenced by a SAR Agreement between the Optionee and the Corporation. Such SAR shall be subject to all applicable terms of the Plan

and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Optionee's other compensation.

(b) Number of Shares. Each SAR Agreement shall specify the number of Shares to which the SAR pertains and shall provide for the adjustment of such number in accordance with Section 12.

(c) Exercise Price. Each SAR Agreement shall specify the Exercise Price, which shall not be less than 100% of the Fair Market Value of a Share on the date of grant. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding.

(d) Exercisability and Term. Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable. The SAR Agreement shall also specify the term of the SAR. A SAR Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability or retirement or other events. Except as may be set forth in a SAR Agreement, vesting of the SAR shall cease on the termination of the Participant's Service. SARs may be awarded in combination with Options, and such an Award may provide that the SARs will not be exercisable unless the related Options are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or thereafter. A SAR granted under the Plan may provide that it will be exercisable only in the event of a Change of Control.

(e) Effect of Change of Control. The Committee may determine, at the time of granting a SAR or thereafter, that such SAR shall become fully exercisable as to all Shares subject to such SAR upon a Change of Control.

(f) Exercise of SARs. Upon exercise of a SAR, the Optionee (or any person having the right to exercise the SAR after his or her death) shall receive from the Corporation (a) Shares, (b) cash or (c) a combination of Shares and cash, as the Committee shall determine. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price.

(g) Modification or Assumption of SARs. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding SARs (whether granted by the Corporation or by another issuer) in return for the grant of new SARs for the same or a different number of shares and at the same or a different exercise price. The foregoing notwithstanding, no modification of a SAR shall, without the consent of the holder, materially impair his or her rights or obligations under such SAR.

(h) Buyout Provisions. The Committee may at any time (a) offer to buy out for a payment in cash or cash equivalents a SAR previously granted, or (b) authorize an Optionee to elect to cash out a SAR previously granted, in either case at such time and based upon such terms and conditions as the Committee shall establish.

SECTION 10. RESTRICTED STOCK UNITS.

(a) Restricted Stock Unit Agreement. Each grant of Restricted Stock Units under the Plan shall be evidenced by a Restricted Stock Unit Agreement between the recipient and the Corporation. Such Restricted Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Unit Agreements entered into under the Plan need not be identical. Restricted Stock Units may be granted in consideration of a reduction in the recipient's other compensation.

(b) Payment for Awards. To the extent that an Award is granted in the form of Restricted Stock Units, no cash consideration shall be required of the Award recipients.

(c) Vesting Conditions. Each Award of Restricted Stock Units may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Unit Agreement. A Restricted Stock Unit Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Stock Units or thereafter, that all or part of such Restricted Stock Units shall become vested in the event that a Change of Control occurs with respect to the Corporation.

(d) Voting and Dividend Rights. The holders of Restricted Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Restricted Stock Unit awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Stock Unit is outstanding. Dividend equivalents may be converted into additional Restricted Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions (including without limitation, any forfeiture conditions) as the Restricted Stock Units to which they attach.

(e) Form and Time of Settlement of Restricted Stock Units. Settlement of vested Restricted Stock Units may be made in the form of (a) cash, (b) Shares or (c) any combination of both, as determined by the Committee. The actual number of Restricted Stock Units eligible for settlement may be larger or smaller than the number included in the original Award, based on predetermined performance factors. Methods of converting Restricted Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. A Restricted Stock Unit Agreement may provide that vested Restricted Stock Units may be settled in a lump sum or in installments. A Restricted Stock Unit Agreement may provide that the distribution may occur or commence when all vesting conditions applicable to the Restricted Stock Units have been satisfied or have lapsed, or it may be deferred to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until an Award of Restricted Stock Units is settled, the number of such Restricted Stock Units shall be subject to adjustment pursuant to Section 12.

(f) Death of Recipient. Any Restricted Stock Units that become payable after the recipient's death shall be distributed to the recipient's beneficiary or beneficiaries. Each recipient of Restricted Stock Units under the Plan shall designate one or more beneficiaries for this purpose by filing the prescribed form with the Corporation. A beneficiary designation may be changed by filing the prescribed form with the Corporation at any time before the Award recipient's death. If no beneficiary was designated or if no designated beneficiary survives the Award recipient, then any Restricted Stock Units that become payable after the recipient's death shall be distributed to the recipient's estate.

(g) Creditors' Rights. A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Corporation. Restricted Stock Units represent an unfunded and unsecured obligation of the Corporation, subject to the terms and conditions of the applicable Restricted Stock Unit Agreement.

SECTION 11. PERFORMANCE SHARES.

(a) Performance Shares and Performance Share Agreement. Each grant of Performance Shares under the Plan shall be evidenced by a Performance Share Agreement between the recipient and the Corporation. Such Performance Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Performance Share Agreements entered into under the Plan need not be identical. Performance Shares may be granted in consideration of a reduction in the recipient's other compensation.

(b) Payment for Awards. To the extent that an Award is granted in the form of Performance Shares, no cash consideration shall be required of the Award recipients.

(c) Terms of Performance Share Awards. The Committee may determine the terms of Performance Share Awards, all of which shall be subject to Section 17(b) of the Plan. Each Performance Share

Agreement shall set forth the number of Shares subject to such Performance Share Award, the Qualifying Performance Criteria and the performance period. Except as otherwise provided in the Performance Share Agreement, the Performance Share Award shall terminate upon the termination of the Participant's Service. Prior to settlement and in accordance with Section 17(b) of the Plan, the Committee shall determine the extent to which Performance Shares have been earned. Performance periods may overlap and the holders may participate simultaneously with respect to Performance Shares Awards that are subject to different performance periods and different Qualifying Performance Criteria. The number of Shares may be fixed or may vary in accordance with such Qualifying Performance Criteria as may be determined by the Committee. A Performance Share Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Performance Share Awards or thereafter, that all or part of the Performance Shares shall become vested upon a Change of Control.

(d) Voting and Dividend Rights. The holders of Performance Shares shall have no voting rights with respect to such Performance Shares. Prior to settlement or forfeiture, any Performance Share awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Performance Share is outstanding. Dividend equivalents may be converted into additional Performance Shares. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions (including without limitation, any forfeiture conditions) as the Performance Shares to which they attach.

(e) Form and Time of Settlement of Performance Shares. Settlement of Performance Shares may be made in the form of (a) cash, (b) Shares or (c) any combination of both, as determined by the Committee and set forth in the Performance Share Agreements. The actual number of Performance Shares eligible for settlement may be larger or smaller than the number included in the original Award, based on the Qualifying Performance Criteria. Methods of converting Performance Shares into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. A Performance Share Agreement may provide that Performance Shares may be settled in a lump sum or in installments. A Performance Share Agreement may provide that the distribution may occur or commence when all vesting conditions applicable to the Performance Shares have been satisfied or have lapsed, or it may be deferred to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until an Award of Performance Shares is settled, the number of such Performance Shares shall be subject to adjustment pursuant to Section 12.

(f) Death of Recipient. Any Performance Share Award that becomes payable after the recipient's death shall be distributed to the recipient's beneficiary or beneficiaries. Each recipient of a Performance Share Award under the Plan shall designate one or more beneficiaries for this purpose by filing the prescribed form with the Corporation. A beneficiary designation may be changed by filing the prescribed form with the Corporation at any time before the Award recipient's death. If no beneficiary was designated or if no designated beneficiary survives the Award recipient, then any Performance Share Award that becomes payable after the recipient's death shall be distributed to the recipient's estate.

(g) Creditors' Rights. A holder of Performance Shares shall have no rights other than those of a general creditor of the Corporation. Performance Shares represent an unfunded and unsecured obligation of the Corporation, subject to the terms and conditions of the applicable Performance Share Agreement.

SECTION 12. ADJUSTMENT OF SHARES; CORPORATE TRANSACTIONS.

(a) Adjustments. In the event that there occurs a dividend or other distribution of Shares, a dividend in the form of cash or other property that materially affects the Fair Market Value of the Shares, a stock split, a reverse stock split, a split-up, a split-off, a spin-off, a combination or subdivision of Shares or other securities of the Corporation, an exchange of Shares for other securities of the Corporation, or a similar transaction or

event that materially affects the Fair Market Value of the Shares, the Committee, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, shall make appropriate adjustments in:

(i) The numerical limitations set forth in Sections 5(a) and (b);

(ii) The number of Shares covered by all outstanding Awards; and

(iii) The Exercise Price under each outstanding Option and SAR.

(b) Dissolution or Liquidation. To the extent not previously exercised or settled, all outstanding Awards shall terminate immediately prior to the dissolution or liquidation of the Corporation.

(c) Corporate Transactions. In the event of a Corporate Transaction, subject to any vesting acceleration provisions in an Award agreement, outstanding Awards shall be treated in the manner provided in the agreement relating to the Corporate Transaction (including as the same may be amended). Such agreement shall not be required to treat all Awards or individual types of Awards similarly in the Corporate Transaction; provided, however, that such agreement shall provide for one of the following with respect to all outstanding Awards (as applicable):

(i) The continuation of the outstanding Award by the Corporation, if the Corporation is a surviving corporation;

(ii) The assumption of the outstanding Award by the surviving corporation or its parent or subsidiary;

(iii) The substitution by the surviving corporation or its parent or subsidiary of its own award for the outstanding Award;

(iv) Full exercisability or vesting and accelerated expiration of the outstanding Award, followed by the cancellation of such Award;

(v) The cancellation of an outstanding Option or SAR and a payment to the Optionee equal to the excess of (i) the Fair Market Value of the Shares subject to such Option or SAR (whether or not such Option or SARs is then exercisable or such Shares are then vested) as of the closing date of such Corporate Transaction over (ii) its aggregate Exercise Price. Such payment may be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when such Option or SAR would have become exercisable or such Shares would have vested. Such payment may be subject to vesting based on the Optionee's continuing Service, provided that the vesting schedule shall not be less favorable to the Optionee than the schedule under which such Option or SAR would have become exercisable or such Shares would have vested (including any vesting acceleration provisions). If the Exercise Price of the Shares subject to any Option or SAR exceeds the Fair Market Value of the Shares subject thereto, then such Option or SAR may be cancelled without making a payment to the Optionee with respect thereto. For purposes of this Subsection (v), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security;

(vi) The cancellation of an outstanding Restricted Stock Unit and a payment to the Participant equal to the Fair Market Value of the Shares subject to such Restricted Stock Unit (whether or not such Restricted Stock Unit is then vested) as of the closing date of such Corporate Transaction. Such payment may be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when such Restricted Stock Unit would have vested. Such payment may be subject to vesting based on the Participant's continuing Service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which such Restricted Stock Unit would have vested (including any vesting acceleration provisions). For purposes of this Subsection (vi), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security; or

(vii) The cancellation of an outstanding Performance Share Award and a payment to the Participant equal to the Fair Market Value of the target Shares subject to such Performance Share Award (whether or not such Performance Share Award is then vested) as of the closing date of such Corporate Transaction. Such payment may be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when such Performance Share Award would have settled. Such payment may be subject to the Participant's continuing Service and the achievement of performance criteria that are based on the performance criteria set forth in the Performance Share Award, with such changes that may necessary to give effect to the Corporate Transaction, provided that the performance period shall not be less favorable to the Participant than the performance period under such Performance Share Award (including any vesting acceleration provisions). For purposes of this Subsection (vii), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(d) Reservation of Rights. Except as provided in Section 12, a Participant shall have no rights by reason of the occurrence of (or relating to) any Corporate Transaction, any transaction described in Section 12(a), or any transaction that results in an increase or decrease in the number of shares of stock of any class of the Corporation. Any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, Awards. The grant of an Award pursuant to the Plan shall not affect in any way the right or power of the Corporation to effect any Corporate Transaction, any transaction described in Section 12(a), any dissolution or liquidation of the Corporation or any transaction that results in an increase or decrease in the number of shares of stock of any class of the Corporation.

SECTION 13. DEFERRAL OF AWARDS.

(a) Committee Powers. The Committee in its sole discretion may permit or require a Participant to:

(i) Have cash that otherwise would be paid to such Participant as a result of the exercise of a SAR or the settlement of Restricted Stock Units or Performance Shares credited to a deferred compensation account established for such Participant by the Committee as an entry on the Corporation's books;

(ii) Have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Option or SAR converted into an equal number of Restricted Stock Units; or

(iii) Have Shares that otherwise would be delivered to such Participant as a result of the exercise of an Option or SAR or the settlement of Restricted Stock Units or Performance Shares converted into amounts credited to a deferred compensation account established for such Participant by the Committee as an entry on the Corporation's books. Such amounts shall be determined by reference to the Fair Market Value of such Shares as of the date when they otherwise would have been delivered to such Participant.

(b) General Rules. A deferred compensation account established under this Section 13 may be credited with interest or other forms of investment return, as determined by the Committee. A Participant for whom such an account is established shall have no rights other than those of a general creditor of the Corporation. Such an account shall represent an unfunded and unsecured obligation of the Corporation and shall be subject to the terms and conditions of the applicable agreement between such Participant and the Corporation. If the deferral or conversion of Awards is permitted or required, the Committee in its sole discretion may establish rules, procedures and forms pertaining to such Awards, including (without limitation) the settlement of deferred compensation accounts established under this Section 13.

SECTION 14. AWARDS UNDER OTHER PLANS.

The Corporation may grant awards under other plans or programs. Such awards may be settled in the form of Shares issued under this Plan. Such Shares shall be treated for all purposes under the Plan like Shares issued in settlement of Restricted Stock Units and shall, when issued, reduce the number of Shares available under Section 5.

SECTION 15. LEGAL AND REGULATORY REQUIREMENTS.

Shares shall not be issued under the Plan unless the issuance and delivery of such Shares complies with (or is exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations and the regulations of any stock exchange on which the Corporation's securities may then be listed, and the Corporation has obtained the approval or favorable ruling from any governmental agency which the Corporation determines is necessary or advisable. The Corporation shall not be liable to a Participant or other persons as to: (a) the non-issuance or sale of Shares as to which the Corporation has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Corporation's counsel to be necessary to the lawful issuance and sale of any Shares under the Plan; and (b) any tax consequences expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted under the Plan.

SECTION 16. WITHHOLDING TAXES.

(a) General. To the extent required by applicable federal, state, local or foreign law, a Participant or his or her successor shall make arrangements satisfactory to the Corporation for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Corporation shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

(b) Share Withholding. The Corporation may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by having the Corporation withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Shares that he or she previously acquired. Such Shares shall be valued at their Fair Market Value on the date when taxes otherwise would be withheld in cash. In no event may a Participant have Shares withheld that would otherwise be issued to him or her in excess of the number necessary to satisfy the legally required minimum tax withholding.

SECTION 17. OTHER PROVISIONS APPLICABLE TO AWARDS.

(a) Transferability. Unless the agreement evidencing an Award (or an amendment thereto authorized by the Committee) expressly provides otherwise, no Award granted under this Plan, nor any interest in such Award, may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to Shares issued under such Award), other than by will or the laws of descent and distribution; provided, however, that an ISO may be transferred or assigned only to the extent consistent with Section 422 of the Code. Any purported sale, assignment, conveyance, gift, pledge, hypothecation or transfer in violation of this Section 17(a) shall be void and unenforceable against the Corporation.

(b) Qualifying Performance Criteria. The number of Shares or other benefits granted, issued, retainable and/or vested under an Award may be made subject to the attainment of performance goals for a specified period of time relating to one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Corporation as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' or quarter's results or to a designated comparison group or index, in each case as specified by the Committee in the Award: (a) cash flow (including operating cash flow), (b) earnings per share, (c) (i) earnings before interest, (ii) earnings before interest and taxes, (iii) earnings before interest, taxes and depreciation, (iv) earnings before interest, taxes, depreciation and amortization, or (iv) earnings before any combination of such expenses or deductions, (d) return on equity, (e) total stockholder return, (f) share price performance, (g) return on capital, (h) return on assets or net assets, (i) revenue, (j) income or net income, (k) operating income or net operating income, (l) operating profit or net operating profit, (m) operating margin or profit margin (including as a percentage of revenue), (n) return on operating revenue, (o) return on invested capital, (p) market segment shares or (q) economic profit ("Qualifying Performance Criteria"). The

Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occur during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) any extraordinary, nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in managements' discussion and analysis of financial condition and results of operations appearing in the Corporation's annual report to stockholders for the applicable year. If applicable, the Committee shall determine the Qualifying Performance Criteria not later than the 90th day of the performance period, and shall determine and certify, for each Participant (or for all Participants), the extent to which the Qualifying Performance Criteria have been met. The Committee may not in any event increase the amount of compensation payable under the Plan upon the attainment of a Qualifying Performance Criteria to a Participant who is a "covered employee" within the meaning of Section 162(m) of the Code.

(c) Clawback. Notwithstanding anything in this Plan to the contrary, the Corporation reserves the right to cancel or adjust the amount of any Award if the financial statements of the Corporation on which the calculation or determination of the Award was based are subsequently restated due to error or misconduct and, in the judgment of the Committee, the financial statements as so restated would have resulted in a smaller or no Award if such information had been known at the time the Award had originally been calculated or determined. In addition, in the event of such a restatement, the Corporation reserves the right to require a Participant to repay to the Corporation the amount by which the Award as originally calculated or determined exceeds the Award as adjusted pursuant to the preceding sentence.

SECTION 18. NO EMPLOYMENT RIGHTS.

No provision of the Plan, nor any Award granted under the Plan, shall be construed to give any person any right to become, to be treated as, or to remain an Employee. The Corporation and its Subsidiaries reserve the right to terminate any person's Service at any time and for any reason, with or without notice.

SECTION 19. APPLICABLE LAW.

The Plan shall be construed and enforced in accordance with the law of the State of Delaware, without reference to its principles of conflicts of law.

SECTION 20. DURATION AND AMENDMENTS.

(a) Term of the Plan. The Plan, as set forth herein, shall terminate automatically on December 1, 2018 and may be terminated on any earlier date pursuant to Subsection (b) below.

(b) Right to Amend or Terminate the Plan. The Board of Directors may amend or terminate the Plan at any time and from time to time. Rights and obligations under any Award granted before amendment of the Plan shall not be materially impaired by such amendment, except with consent of the Participant. An amendment of the Plan shall be subject to the approval of the Corporation's stockholders only to the extent required by applicable laws, regulations or rules.

(c) Effect of Termination. No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan shall not affect Awards previously granted under the Plan.

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SECTION 21. EXECUTION.

To record the adoption of the Plan by the Board of Directors, the Corporation has caused its authorized officer to execute the same.

CLEARWATER PAPER CORPORATION

By /s/ Thomas H. Carter

Name Thomas H. Carter

Title *Vice President*

Directions to the Clearwater Paper Corporation 2010 Annual Meeting of Stockholders on Tuesday, May 11, 2010 at 9:00 a.m. Local Time (Pacific) Grand Hyatt Seattle 721 Pine Street Seattle, WA 98101

As noted in the Annual Meeting attendance section of the proxy, the notice or proxy card along with a photo identification will serve as your admission for one stockholder to attend the Annual Meeting of Stockholders.

Driving Directions

From Sea-Tac Airport:
Follow signs to 518 East/I-5 Northbound. Exit right onto 518 East. Exit from the left lane onto I-5 North. Continue on I-5 North for 14 miles. Exit from the left lane at Seneca Street. Right on Sixth Avenue. Right on Pike Street. Left on Eighth Avenue. Left on Pine Street. The Grand Hyatt Porte Cochere will be immediately on the left.

From I-5 North Bound:
Exit from the left lane at Seneca Street. Right on Sixth Avenue. Right on Pike Street. Left on Eighth Avenue. Left on Pine Street. The Grand Hyatt Porte Cochere will be immediately on the left.

From I-5 South Bound:
Take the Union Street Exit. Continue forward onto Union Street. Turn right on Seventh Avenue. Right on Pike Street. Left on Eighth Avenue. Left on Pine Street. The Grand Hyatt Porte Cochere will be immediately on the left.

From I-90 West Bound:
Merge onto I-5 North via Exit #2c toward Madison Street/Convention Center/Vancouver, BC. Take Madison Street/Convention Center exit. Follow exit forward onto Seventh Avenue. Right on Madison Street. Left on Eighth Avenue. Left on Pine Street. The Grand Hyatt Porte Cochere will be immediately on the left.